Form 20-F
period 2001-12-31
BUNGE LTD
filed 2002-03-28
CIK 1144519

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Commission file number 000-16625

BUNGE LIMITED
(Exact name of Registrant as specified in its charter)

BUNGE LIMITED
(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)
 50 Main Street
White Plains, New York 10606
USA
(Address of Registrant's principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $.01 per share	New York Stock Exchange
Series A Preference Share Purchase Rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None

The number of issued shares of common shares of Bunge Limited as of December 31, 2001 was:

83,155,100 Common Shares, par value $.01 per share
83,155,100 Series A Preference share Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be Filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

Yes /x/        No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /        Item 18 /x/

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This annual report includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. This annual report also contains forward-looking statements attributed to third parties relating to their estimates regarding growth of our markets. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include the risks, uncertainties and other factors discussed under the headings "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company—Business Overview," "Item 5. Operating and Financial Review and Prospects—Operating Results" and elsewhere in this annual report. Examples of forward-looking statements include all statements that are not historical in nature, including statements regarding:

  •
  our operations, competitive position, strategy and prospects;

  •
  estimated demand for the commodities and other products that we sell and use in our business;

  •
  industry conditions, including cyclicality of the agribusiness industry;

  •
  the effects of adverse economic conditions and changes in foreign exchange policy in Argentina;

  •
  the effects of adverse economic conditions and changes in foreign exchange rates in Brazil;

  •
  the outcome of pending regulatory and legal proceedings and labor matters;

  •
  governmental policies affecting our business, including agricultural and trade policies and laws governing environmental liabilities; and

  •
  our funding needs and financing sources.

        This annual report contains industry data related to our business and the industries in which we operate. This industry data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results could differ from the projections based on those assumptions.

        In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this annual report not to occur. Except as otherwise required by federal securities law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this annual report.

        The information presented herein and identified as having been extracted from government publications has been presented on the authority of such official documents.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2. Offer Statistics and Expected Timetable

        Not Applicable.

Item 3. Key Information

A. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected consolidated financial information for the periods indicated. The consolidated statements of income and cash flow data for the three years ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements and notes to the consolidated financial statements included elsewhere in this annual report. The consolidated statements of income and cash flow data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements, which are not included in this annual report.

        You should read this information together with "Item 5. Operating and Financial Review and Prospects—Operating Results" and our consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared in U.S. dollars and in accordance with U.S. GAAP.

        If we had completed our August 2001 initial public offering and our March 2002 public offering on January 1, 2001, and applied the net proceeds of $278 million from our initial public offering and approximately $292 million from our public offering as described in the related prospectuses, our net income in 2001 would have increased by $26 million to $160 million. For more information about these offerings see "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds."

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(US$ in millions, except share data)
Consolidated Statements of Income Data:
Net sales	$7,484	$9,103	$8,075	$9,667	$11,484
Cost of goods sold	7,026	8,433	7,463	8,935	10,507
Impairment and restructuring charges	—	—	—	49	14

Gross profit	458	670	612	683	963
Selling, general and administrative expenses	338	374	332	387	436

Income from operations	120	296	280	296	527
Non-operating income (expense)—net	19	(120)	(296)	(225)	(263)

Income (loss) from continuing operations before income tax and minority interest	139	176	(16)	71	264
Income tax (expense) benefit	(38)	(43)	27	(12)	(68)

Income from continuing operations before minority interest	101	133	11	59	196
Minority interest	(3)	(33)	4	(37)	(72)

Income from continuing operations	98	100	15	22	124
Discontinued operations, net of tax benefit of $0 (1997), $7 (1998), $3 (1999), $1 (2000), $0 (2001)	(2)	(8)	(20)	(10)	3

Income (loss) before extraordinary item and cumulative effect of change in accounting principle	96	92	(5)	12	127
Extraordinary item-loss on early extinguishment of debt	(13)	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	83	92	(5)	12	127
Cumulative effect of change in accounting principle, net of tax of $4	—	—	—	—	7

Net income (loss)	$83	$92	$(5)	$12	$134

Per Share Data:
Earnings per common share—basic:
Income from continuing operations	$1.52	$1.55	$.23	$.34	$1.73
Discontinued operations	(.03)	(.12)	(.31)	(.15)	.04
Extraordinary item	(.20)	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	.10

Net income (loss) per share	$1.29	$1.43	$(.08)	$.19	$1.87

Earnings per common share—diluted:
Income from continuing operations	$1.52	$1.55	$.23	$.34	$1.72
Discontinued operations	(.03)	(.12)	(.31)	(.15)	.04
Extraordinary item	(.20)	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	.10

Net income (loss) per share	$1.29	$1.43	$(.08)	$.19	$1.86

Cash dividends per common share	$—	$.31	$—	$—	$.095
Weighted average common shares outstanding—basic	64,380,000	64,380,000	64,380,000	64,380,000	71,844,895
Weighted average common shares outstanding—diluted	64,380,000	64,380,000	64,380,000	64,380,000	72,004,754
	Year Ended December 31,
	1997	1998	1999	2000	2001
	(US$ in millions)
Other Data:
EBITDA(1)	$198	$440	$381	$445	$694
Depreciation, depletion and amortization	78	144	101	149	167
Cash provided by (used for) operating activities	210	150	37	(521)	209
Cash provided by (used for) investing activities	17	(529)	(108)	(91)	(179)
Cash provided by (used for) financing activities	$450	$(45)	$(253)	$709	$(224)
Volumes (in millions of metric tons):
Agribusiness	18.0	29.1	31.9	46.3	57.5
Fertilizer	2.6	3.5	4.2	9.1	8.9
Food products:
Edible oil products	.9	1.5	1.6	1.6	1.6
Wheat milling and bakery products	1.4	1.5	2.0	1.9	2.1
Other	.7	1.2	1.1	1.1	1.5

Total	23.6	36.8	40.8	60.0	71.6

	As of December 31,
	1997	1998	1999	2000	2001
	(US$ in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,370	$864	$363	$423	$199
Inventories(2)	1,051	978	923	1,311	1,368
Working capital	1,084	548	295	681	938
Total assets	6,092	5,814	4,611	5,854	5,443
Short-term debt	605	1,203	708	1,268	803
Long-term debt, including current portion	1,735	1,210	1,121	1,257	1,010
Redeemable preferred stock	—	—	—	170	171
Common shares and additional paid in capital, net of receivable from former sole shareholder	1,223	1,210	1,303	1,303	1,631
Shareholders' equity	$1,453	$1,495	$1,197	$1,139	$1,376

(1)
EBITDA is income from operations plus depreciation, depletion and amortization. We believe EBITDA is an appropriate measure for investors to consider when analyzing our business as it is a measure commonly used by securities analysts and investors in the agribusiness industry. However, EBITDA should not be considered by investors in isolation as an alternative to operating income measures, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity. EBITDA as presented in this annual report may not be comparable to other similarly titled measures of other companies. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.
(2)
Included in inventories were readily marketable inventories of $779 million, $692 million, $642 million, $799 million and $764 million at December 31, 1997, 1998, 1999, 2000 and 2001, respectively. Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

        Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us or that we deem immaterial may also impair our business operations.

Risks Relating to Our Business and Industries

        We are vulnerable to cyclicality in the agricultural commodities industry and increases in raw material prices.

        Our business is affected by variations in global supply and processing capacity for the primary agricultural commodity products that we sell and use. These variations have resulted in cyclical fluctuations in our profitability. In recent years, excess processing capacity has depressed margins across several commodity sectors, especially oilseed processing. In the late 1990s, significant additional oilseed processing capacity became operational just as demand growth was slowing for soybean meal and oil in developing countries as a result of the Asian financial crisis. During the same time, China, a large importer of soybean meal and soybean oil, changed its import duties, which reduced its demand for imported soybean meal and oil. The combination of these factors caused industry-wide oilseed processing margins to decrease significantly. As a result, in 1998 and 1999, our income from our oilseed processing activities declined. Oilseed processing margins may continue to fluctuate following industry cycles.

        In addition, our food products and fertilizer divisions may be adversely affected by increases in the price of agricultural commodities and fertilizer raw materials that are caused by market fluctuations outside of our control. Because of competitive conditions in our industries, we may not be able to recoup any future increases in the cost of raw materials through increases in sales prices for our products, which would adversely affect our profitability.

        Adverse weather conditions in the countries in which we operate may have a significant impact on the availability and prices of agricultural commodities and reduce demand for our fertilizer products.

        Weather conditions have historically caused volatility in the agricultural commodities industry and consequently in our operating results by causing crop failures or significantly reduced harvests. Flood, drought or frost can affect the supply and pricing of the agricultural commodities that we sell and use in our business, reduce the demand for our fertilizer products and negatively affect the creditworthiness of our customers. Reduced supply of agricultural commodities due to weather related factors could adversely affect our revenues and profitability.

        We are subject to the economic, political and social instability risks of doing business in emerging markets.

        We are a global business and derive a substantial portion of our revenue from our non-U.S. operations. Our operations in Brazil and Argentina are a fundamental part of our business. In addition, a key part of our strategy involves expanding our business in several emerging markets, including China and India.

        We are exposed to currency exchange rate fluctuations, as a significant portion of our net sales is denominated in currencies other than the U.S. dollar. Changes in exchange rates between the U.S. dollar and other currencies, particularly the Brazilian real, have in the past adversely affected our operating results and may continue to adversely affect our gross profit and the value of our assets located outside of the United States.

        We are also exposed to other risks of international operations, including:

  •
  increased governmental ownership and regulation of the economy in the markets where we operate;
  •
  inflation and adverse economic conditions stemming from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls;
  •
  increased trade barriers, such as higher tariffs and taxes on imports of agricultural commodities and commodity products;
  •
  exchange controls or other currency restrictions; and
  •
  civil unrest or significant political instability.

The occurrence of any of these events in the markets where we operate or in other developing markets could jeopardize or limit our ability to transact business in those markets in the manner we expect and could adversely affect our revenues and operating results.

        In addition, volatile economic and market conditions in Brazil, Argentina and other emerging market countries may have a negative impact on financial and securities markets worldwide and on our share price in particular. For example, the economic crisis that occurred in several Asian countries in 1997, the debt moratorium in Russia in 1998 and the devaluation of the Brazilian real in 1999 each had a negative impact on financials markets, particularly the financial markets of emerging economy countries.

        Due to our significant operations in Brazil and Argentina, our business is particularly exposed to risks associated with adverse economic and political conditions in those countries.

        A substantial portion of our business is conducted in Brazil and Argentina. In recent years, both Brazil and Argentina have been negatively affected by volatile economic and political conditions. These volatile conditions pose many risks to our business, including the risks described in the preceding risk factor, and we may be adversely affected by negative events in the future.

        Argentina.    After a prolonged period of recession, followed by political instability, Argentina in December 2001 announced that it would impose tight restrictions on bank accounts and would not service its public sector debt. In January 2002, the Argentine government abandoned its decade-old fixed peso-dollar exchange rate and created a dual exchange rate system, with a fixed exchange rate of 1.40 pesos to the U.S. dollar reserved mainly for trade and government related operations, including our exports and trade-related loans, and a free market rate for all other transactions. The peso free market opened on January 11, 2002, and fluctuated between 1.60 and 2.07 pesos to the U.S. dollar until February 3, 2002, when the Argentine government abandoned the dual exchange rate system and imposed additional foreign currency limitations. Between February 11, 2002, when the Argentine markets reopened, and March 27, 2002, the exchange rate fluctuated between 1.92 and 3.40 pesos to the U.S. dollar.

        A devaluation of the peso generally affects our consolidated financial statements by generating foreign exchange transaction gains or losses on U.S. dollar-denominated monetary assets and liabilities of our Argentine subsidiaries and generating economic gains based on changes in market value of our readily marketable agricultural inventories. See "Item 4. Information on the Company—History and Development of the Company" and "Item 5. Operating and Financial Review and Prospects—Operating Results—Effects of Currency Fluctuations on Our Business—Argentina." Continuation of the crisis and any further political or social instability could adversely affect our operations because of accompanying economic uncertainties, public service disruptions, strikes, civil unrest and the like.

        On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% export tariff on raw grains and a 5% export tariff on manufactured agricultural and industrial goods, including soy meal. Taking into account our recent acquisition of La Plata, we expect our grain export volumes from Argentina in 2002 to be approximately 3.0 million metric tons, and our soy product export volumes to be approximately 4.4 million metric tons. There is significant uncertainty in the Argentine soybean market as to how these new burdens will be shared between growers and exporters, like us. Due to the low trading volume during the Argentine soybean off-season, this uncertainty could last for several weeks until farmers must begin selling their harvests and price negotiations again become meaningful, making it difficult for us to predict whether and to what extent our Argentine gross profits and net income will be adversely affected.

        Brazil.    Historically, the Brazilian government has intervened in the economy by devaluing the currency and imposing exchange, wage and price controls. In early 1999, the Brazilian government allowed the real to float freely, resulting in a 38% devaluation against the U.S. dollar from January 14, 1999 through to December 31, 2000. These and prior devaluations have had a negative effect on our real-denominated revenues. In addition, currency devaluations can also create inflationary pressures. Inflation itself, as well as some governmental measures to combat inflation, have in the past had significant negative effects on the Brazilian economy.

        Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by companies with significant operations in Brazil and investors' perception of economic conditions in Brazil. The recent worsening of the Argentine economic crisis has so far not affected the Brazilian securities market or economy significantly. However, due to the size and nature of Brazil's trading relationship with Argentina, the possible expectation of corresponding risks in Brazil by foreign investors and the developing nature of the Argentine economic crisis, economic and market conditions for companies with significant Brazilian operations could nevertheless be adversely affected by recent events in Argentina.

        Government policies and regulations affecting the agricultural sector and related industries could result in the imposition of or changes in tariffs, duties, subsidies and import and export restrictions that may limit our ability to conduct our business and affect our profitability.

        Agricultural production and trade flows are significantly affected by government actions. Policies in the major crop producing and consuming countries that change the economic relationship between domestic growing and importing of particular crops can influence crop production. In addition, government policies can favor one crop or use of agricultural resources over another or can negatively affect the ability of industry participants to access new growing areas. Examples include tariffs, duties, subsidies and import and export restrictions that favor some products or countries of origin over others. Another risk of government action that may affect us is an outright embargo on trade between two or more countries. Recently imposed government policies that have had an impact on our industry and our business include:

  •
  China. A change in trade policy favoring the import of soybeans instead of processed soy products resulted in reduced import demand for soybean meal and oil.

  •
  Brazil. The removal of a tax that favored the export of processed soybean products over soybeans resulted in a significant increase in soybean exports and reduced domestic oilseed processing margins.

  •
  United States. A federal law enacted in 1996 gave farmers considerable flexibility by removing crop-specific acreage restrictions, resulting in an increase in soybean acreage and increased supply of soybeans. This legislation expires in 2002 and might not be extended. In addition, U.S. export sales of agricultural commodities and certain food products have been subject to favorable U.S. tax treatment. In 2000, our overall tax liabilities were reduced by $10 million as a result of this treatment. However, the World Trade Organization recently ruled that this tax treatment is a trade-distorting subsidy. While this issue could be subject to further negotiation, the United States could amend the law such that U.S. exporters, including us, could ultimately be subject to higher tax rates.

        Future government policies may restrict our ability to conduct our business in our existing and target markets and could cause our financial results to suffer.

        We are dependent upon access to external sources of financing to acquire and maintain the inventory, facilities and equipment necessary to run our business.

        We require significant amounts of capital to operate our business and fund capital expenditures. We require significant working capital to purchase, process and market our agricultural commodities inventories. An interruption of our access to short-term credit or a significant increase in the cost of credit could materially impair our profit margins. For example, if our credit ratings are lowered, our financing alternatives may become more expensive or limited and we would not be able to issue any new commercial paper.

        In addition, we operate an extensive network of storage facilities, processing plants, refineries, mills, mines, ports, transportation assets and other facilities as part of our business. We are required to make substantial capital expenditures to maintain, upgrade and expand these facilities to keep apace of competitive developments, technological advances and changing safety standards. Significant unbudgeted increases in our capital expenditures could adversely affect our operating results. In addition, if we are unable to continue devoting substantial resources to maintaining and enhancing our infrastructure, we may not be able to compete effectively. See "Item 4. Information on the Company—History and Development of the Company—Principal Capital Expenditures, Acquisitions and Divestitures" for more information.

        Our future funding requirements will depend in large part on our working capital requirements and the nature of the capital expenditures we are required to make. If we incur significant additional indebtedness, we may also be subject to restrictive financial covenants and the risks of increased leverage. This may limit our ability to run our business and use our resources in the manner in which we would like.

        Insufficient energy supply and increased energy costs in Brazil could hamper our operations and increase our operating expenses.

        We use substantial amounts of energy to operate our facilities. Brazil has systemic energy supply problems and regularly produces energy shortfalls. In 2001, energy costs rose in Brazil due to supply and demand factors and the recent energy crisis in Brazil. A significant increase in the cost of energy could adversely affect our operating results and our profitability.

        In 2001, the Brazilian government unveiled an energy rationing plan aimed at averting rolling blackouts. We were required to reduce our energy consumption as part of these measures, thereby affecting operations at our Brazilian facilities. The Brazilian government ended its energy rationing plan in March 2002. However, if there is another energy crisis, we could face additional energy shortages which may lead to temporary interruptions in power or the imposition of new conservation measures by the Brazilian government.

        In addition to the adverse effects on our company described above, lower industrial output as a result of the energy crisis could harm the Brazilian economy as a whole by leading to lower GDP growth, higher imports, higher unemployment, a larger trade deficit and higher inflation, which could adversely affect our business in Brazil.

  Our risk management strategy may not be effective.

        Our business is affected by fluctuations in agricultural commodities prices and in foreign currency exchange rates. See "Item 5. Operating and Financial Review and Prospects—Operating Results," and "Item 11. Quantitative and Qualitative Disclosures About Market Risk." We engage in hedging transactions to manage these risks. However, our hedging strategy may not be successful in minimizing our exposure to these fluctuations. In addition, the control procedures and risk management policies we have implemented may not prevent our traders from entering into unauthorized transactions that have the potential to significantly harm our financial position.

        We sell agricultural commodities and food products that contain genetically modified organisms (GMOs); we also sell products without GMOs and if we do not adequately separate these products, our reputation could be damaged and we could lose customers.

        The use of genetically modified organisms (GMOs) in food and animal feed has been met with varying acceptance in the different markets in which we operate. For example, the United States and Argentina have approved the use of GMOs in food products and animal feed, and GMO and non-GMO grain is produced and frequently commingled during the grain origination process. However the Brazilian government has not approved the commercial planting of GMO crops. In addition, adverse publicity about genetically modified food has led to governmental regulations that limit sales of GMO products in some of the markets where we sell our products, including the European Union and its constituent nations. It is possible that new restrictions on GMO products will be imposed in major markets for our products or that our customers will decide to purchase lower levels of GMO products or not to buy GMO products.

        In our agribusiness operations, we generally do not test our agricultural commodities inventory for the presence of GMOs. We sell some GMO-free soy commodity products from Brazil and perform appropriate related testing; however, in general, we conduct no GMO testing in our United States or Argentine operations. In our United States food products facilities, such as our corn milling operations, we are able to test only representative samples of our inventory, such as for the needs of those customers that request GMO-free products. It is possible that we may inadvertently deliver products that contain GMOs to those customers. As a result, we could lose customers and may incur liability. If our testing and segregation procedures are not effective, we may incur significant expenses related to upgrading our procedures and facilities. See "Item 4.—Business Overview—Government Regulation and Environmental Matters" for more information.

        Because we derive a significant portion of our revenues from sales of animal feed ingredients, consumer concerns about the safety and quality of meat products could result in decreased demand for some of our products and adversely affect our revenues.

        Our business could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain food products. For example, adverse publicity about the safety of meat due to outbreaks of mad cow disease and foot and mouth disease in Europe, South America, Asia and Africa in 2001 led to a decline in meat consumption in Europe. Similar concerns may discourage consumers from eating meat products such as beef, pork and poultry and result in reduced demand for our soybean meal and dicalcium phosphate, as well as some of our corn products and wheat, which are used as ingredients in animal feed. If there is a significant reduction in the demand for animal feed, our revenues could be materially and adversely affected.

  We face intense competition in our agribusiness and food products divisions.

        We face significant competition in each of our divisions. We face numerous competitors, some of which may be larger and have greater financial resources than we have. In addition, we face the following significant competitive challenges in our agribusiness and food products divisions.

        Agribusiness.    The markets for our agricultural commodities products are highly price competitive and are sensitive to product substitution. We compete against large multinational, regional and national suppliers, processors and distributors and farm cooperatives. Our principal competitors are Archer Daniels Midland Co. (ADM) and Cargill, Inc. Competition with these and other suppliers, processors and distributors is based on price, service offerings and geographic location.

        In the agribusiness industry, it is essential to have reliable access to agricultural commodities. To remain competitive, we may need to strategically expand our geographic presence and enhance in a timely and cost-effective manner the services we offer. We expect to face competition in implementing these strategies. Our inability to implement these strategies may result in a loss of suppliers or customers or a decrease in our revenues and profitability.

        Food products.    Several of the markets in which our food products division operates, particularly those in which we sell retail products, are mature and highly competitive, and our revenues in our food products division have been declining over the past several years partly due to competitive conditions in these markets. In addition, consolidation in the supermarket industry has resulted in our retail customers demanding lower prices and reducing the number of suppliers with which they do business. To compete effectively in our food products division, we must be able to establish and maintain favorable brand recognition; efficiently manage distribution; gain sufficient market share; develop products sought by consumers and other customers; implement appropriate pricing; provide marketing support; and obtain access to retail outlets and sufficient shelf space for our retail products.

        Competition could cause us to lose market share, exit certain lines of business, increase expenditures or reduce pricing, which could have a material adverse effect on our revenues and profitability.

        If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects could suffer.

        We have been an active acquirer of other companies, especially in Latin America, and we have strategic alliances with several partners. Part of our growth strategy involves acquisitions and alliances designed to expand and enhance our business. Our ability to continue to expand successfully through acquisitions and alliances depends on many factors, including our ability to identify acquisition or alliance prospects and negotiate and close transactions. Even if we complete future acquisitions or alliances:

  •
  we could fail to successfully integrate the operations, services and products of any acquired company;

  •
  we could fail to select the best alliance partners or fail to effectively plan and manage any alliance strategy;

  •
  our management's attention could be diverted from other business concerns; and

  •
  we could lose key employees of the acquired company.

        Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition and any contractual guarantees or indemnities that we receive from the sellers of acquired companies may not be sufficient to protect us from actual liability. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition.

        Many companies compete for acquisition and alliance opportunities in our industries. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary to the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval in the various countries where we operate. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

        We have not yet received approval from the Brazilian antitrust authorities for our acquisition of Manah.

        In April 2000, we acquired Manah S.A., a Brazilian fertilizer company. This acquisition remains subject to approval by the Brazilian antitrust commission. In April 2001, an office of the Brazilian Ministry of Finance issued a non-binding advisory opinion recommending approval of the acquisition subject to the divestiture of either one of our existing phosphate facilities or Manah's additional equity interest in Fosfertil, a Brazilian phosphate mining company. We may not receive antitrust approval of the Manah acquisition or this approval may be issued subject to conditions that may significantly reduce the benefits of the acquisition to us.

        We are subject to regulation and may be exposed to liability as a result of our handling of hazardous materials and commodities storage operations.

        Our business involves the handling and use of hazardous materials. In addition, the storage and processing of our products may create hazardous conditions. For example, we use hexane in our oilseed processing operations, and hexane can cause explosions that could harm our employees or damage our facilities. Our agricultural commodities storage operations also create dust that has caused explosions in our grain elevators. In addition, our mining operations and manufacturing of fertilizers requires compliance with environmental regulations. Our operations are regulated by environmental laws and regulations in the countries where we operate, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. These laws and regulations require us to implement procedures for the handling of hazardous materials and for operating in potentially hazardous conditions, and they impose liability on us for the clean-up of any environmental contamination. In addition, Brazilian law allocates liability for noncompliance with environmental laws by an acquired company to the acquiror for an indefinite period of time. Because we use and handle hazardous substances in our business, changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business. See "Item 4. Information on the Company—Business—Government Regulation and Environmental Matters" for more information.

Risks Relating to Our Common Shares

        We are a Bermuda company and it may be difficult for you to enforce judgments against us, our directors and executive officers or the selling shareholders.

        We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and some of the named experts referred to in this annual report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. We have been advised by our Bermuda counsel, Conyers Dill & Pearman, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us, our directors or officers under the securities laws of other jurisdictions.

        Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

        Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

        Our directors may have conflicts of interest because of their continuing involvement with Bunge International Limited.

        A majority of our directors are also directors of Bunge International Limited, our sole shareholder prior to our initial public offering. These ties could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for Bunge International and us. For example, Bunge International has outstanding debt to us of $76 million as of December 31, 2001. The timing and amounts of the repayment of this debt may be modified by the common directors of Bunge International and us in a way that may not be favorable to us.

        We have anti-takeover provisions in our bye-laws and have adopted a shareholder rights plan that may discourage a change of control.

        Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

  •
  a classified board of directors with staggered three-year terms;

  •
  directors to be removed without cause only upon the affirmative vote of at least 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution;

  •
  restrictions on the time period in which directors may be nominated;

  •
  our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval; and

  •
  an affirmative vote of 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution for some business combination transactions which have not been approved by our board of directors.

        In addition, our board of directors has adopted a shareholder rights plan which will entitle shareholders to purchase our Series A Preference Shares if a third party acquires beneficial ownership of 20% or more of our common shares. In some circumstances, shareholders are also entitled to purchase the common stock of (1) a company issuing shares in exchange for our common shares in a merger, amalgamation or tender offer or (2) a company acquiring most of our assets.

        These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

        We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

        Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a "qualified electing fund" with respect to your shares (a "QEF election"), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in our March 2002 equity offering. See "Item 10. Additional Information—Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company Status" for more information.

Item 4. Information on the Company

A. History and Development of the Company

History

        Bunge Limited is a limited liability company formed under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 20791. We were incorporated on May 18, 1995 under the name Bunge Agribusiness Limited, and our name was changed to Bunge Limited on February 5, 1999. Our registered office is located at 2 Church Street, Hamilton, Bermuda and our telephone number is (914) 684-2800.

        We were founded in 1818 in Amsterdam, The Netherlands as a grain trading company. During the second half of the 1800's, we expanded our grain operations in Europe and also entered the South American agricultural commodities market. In 1903, we entered the South American food products industry, and in 1938, we entered the fertilizer industry in Brazil. We started our U.S. operations in 1923, and in 1999 moved our corporate headquarters to their current location in the United States.

        In the early 1990's, our management team developed and began to carry out a strategy of selling non-core assets and focusing our efforts on growth in agribusiness. As part of this strategy, we acquired two major Latin American soybean processing companies to become the leading soybean processor in the Americas. We recently acquired a third soybean processor, La Plata Cereal, in Argentina. We also acquired eight Brazilian fertilizer companies between 1996 and 2000 to become the largest and only vertically integrated fertilizer company in Brazil. In 1999, we developed an international marketing operation which has resulted in significant growth in our agribusiness operations. This focused strategy and its implementation have allowed us to grow significantly into the leadership position we presently occupy in each of our business divisions. See "—Principal Capital Expenditures, Acquisitions and Divestitures" for additional information.

Recent Developments

  Argentina

        During the second half of December 2001, the Argentine government suspended foreign currency trading. In January 2002, the government abandoned the fixed peso-dollar exchange rate and created a dual exchange rate system, with a fixed exchange rate of 1.40 pesos to the U.S. dollar reserved mainly for trade and government related operations, including our exports and trade-related loans, and a free market rate for all other transactions. The peso free market opened on January 11, 2002, and fluctuated between 1.60 and 2.07 pesos to the U.S. dollar until February 3, 2002, when the Argentine government abandoned the dual exchange rate system and imposed additional foreign currency limitations. Between February 11, 2002, when the Argentine markets reopened, and March 27, 2002, the exchange rate fluctuated between 1.92 and 3.40 pesos to the U.S. dollar.

        As a result of the Argentine economic crisis, in December 2001 we recorded a $20 million provision against recoverable taxes from the Argentine government. However, the effect of the Argentine devaluation on our net income for the year ended December 31, 2001 was minimal. Included in our other comprehensive income (loss) for the year ended December 31, 2001 was a foreign exchange translation loss of $71 million related to changes in the value of our Argentine net assets.

        On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% export tariff on raw grains and a 5% export tariff on manufactured agricultural and industrial goods, including soy meal. Taking into account our recent acquisition of La Plata, we expect our grain export volumes from Argentina in 2002 to be approximately 3.0 million metric tons, and our soy product export volumes to be approximately 4.4 million metric tons. There is significant uncertainty in the Argentine soybean market as to how these new burdens will be shared between growers and exporters, like us. Due to the low trading volume during the Argentine soybean off-season, this uncertainty could last for several weeks until farmers must begin selling their harvests and price negotiations again become meaningful, making it difficult for us to predict whether and to what extent our Argentine gross profits and net income will be adversely affected.

  Brazilian restructuring

        In 2001, we initiated a corporate restructuring of three of our Brazilian subsidiaries. The restructuring required the approval of the Brazilian securities commission, which was obtained in January 2002. The restructuring involved the exchange of all of the shares of Bunge Fertilizantes S.A. and Bunge Alimentos S.A. for shares of Serrana S.A., which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their shareholders. These withdrawal rights required our subsidiaries to buy back and cancel shares from minority shareholders at a total cost of $105 million. After the withdrawal rights expired on February 18, 2002, we delisted Bunge Fertilizantes and Bunge Alimentos, thereby reducing the number of our publicly-traded subsidiaries in Brazil from four to two: Bunge Brasil and Fosfertil S.A.

  Argentine acquisition

        In March 2002, we completed our acquisition of La Plata Cereal S.A., an Argentine agribusiness company, from André & Cie S.A., a Swiss agribusiness company. The purchase price was approximately $45 million in cash and assumed debt.

  Dividends

        We paid a dividend of 9.5 cents per share on February 22, 2002 to shareholders of record on February 8, 2002.

  Potential acquisitions

        We are pursuing a number of potential acquisition opportunities, including reviewing the acquisition of Cereol S.A., which would be individually material to us. Cereol is a key player in the oilseed processing industry with an international presence in North America, the European Union and Central and Eastern Europe. Cereol is a publicly-traded company in France. Discussions with respect to all of these opportunities are in preliminary stages and on a non-exclusive basis. In the case of Cereol, we understand that there are other potential acquirors. We can not assure you that we will complete any of these transactions. If any of these acquisitions were to occur, its financing could involve internally generated funds, borrowings, the issuance of equity or a combination thereof.

Principal Capital Expenditures, Acquisitions and Divestitures

  Capital Expenditures

        Capital expenditures were $230 million in 2001, $184 million in 2000 and $140 million in 1999. The majority of these capital expenditures related to efficiency improvements to reduce costs, equipment upgrades due to changes in technology and business expansion. In 2001, we continued a number of revenue enhancing projects which we began in 2000 and are near completion, including constructing a sulfuric acid plant in Brazil for our fertilizer segment, as well as the completion of additional agricultural commodities' storage facilities in North America and Brazil and the upgrade of our Destrehan, Louisiana export elevator. Also, in 2001 we began the expansion of our oilseed processing plant in Rondonópolis, Brazil. After construction is completed, the Rondonópolis plant will be the largest oilseed processing plant in Brazil. In 2000, we completed the construction of our soy ingredients plant in Esteio, Brazil. In 1999, we completed the construction of our oilseed processing facility in Council Bluffs, Iowa, and an edible oil refinery in Decatur, Alabama. Although we have no current material commitments for capital expenditures, we intend to invest approximately $300 million in capital projects in each of 2002 and 2003, primarily for efficiency improvements, technological upgrades to our existing facilities and business expansion.

  Acquisitions

        Over the past several years, we have made acquisitions within each of our business divisions, particularly fertilizer and agribusiness, to expand our businesses and product lines, increase our market share and enhance our access to raw materials. The following is a description of our principal recent acquisitions.

        During 2001, we acquired an additional 3% interest in Fosfertil for $21 million and increased our interest in Bunge Fertilizantes by 2% through an acquisition of shares for $9 million in cash. During 2000, we acquired Manah for $47 million in cash, net of cash acquired of $36 million, and paid $24 million in cash to acquire the remaining 13% of one of our Brazilian food products subsidiaries that we did not already own.

        In April 2000, we acquired a 21% interest in, representing 57% of the voting power of, Manah for $47 million in cash, net of cash acquired of $36 million. In August 2000, we merged Manah with Serrana in a public share exchange. The share exchange resulted in our acquiring the remaining 9.7% of Serrana that we did not already own. The fair value of the remaining shares of Serrana that we acquired in the share exchange was $53 million, and we accounted for this transaction as an acquisition of a minority interest. As a result of this transaction, we owned approximately 72% of the combined company, which we renamed Bunge Fertilizantes S.A. During 2001, we increased our interest in Bunge Fertilizantes by 2% through an acquisition of shares for $9 million in cash.

        As a result of the Manah acquisition, we also obtained a controlling interest in Fosfertil S.A. and Ultrafertil S.A., Brazilian companies engaged in phosphate mining and production of intermediate fertilizer products. Fosfertil and Ultrafertil operate three phosphate mines in Brazil and supply a portion of the phosphate and nitrogen needs of our fertilizer operations. In connection with the privatization of Fosfertil and Ultrafertil in the mid-1990's, substantially all of our stake in those companies' outstanding capital stock was pledged to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian national development bank, which financed the transaction. In the first quarter of 2001, we acquired an additional 3% interest in Fosfertil for $21 million, of which $3 million consisted of cash and the remainder consisted of a variable interest rate note payable in seven installments ending July 2002.

        In September 2000, we effected a merger between Ceval Alimentos and Santista Alimentos S.A., two of our Brazilian subsidiaries, in a public share exchange which resulted in our acquiring the remaining 13% of Santista that we did not already own. We accounted for this transaction as an acquisition of a minority interest. After the acquisition, we renamed this company Bunge Alimentos S.A.

        In 2001, we initiated a corporate restructuring of Bunge Fertilizantes S.A. and Bunge Alimentos for shares of Serrana S.A. For more information on this transaction and on our recent acquisitions, see "—History and Development of the Company—Recent Developments" and "—Organizational Structure."

  Divestitures

        Over the past three years we have also disposed of non-core assets and businesses that we deemed not to be complementary to our business strategy. In the first quarter of 2001, we divested our baked goods division in Brazil for a gain of approximately $3 million. We received net proceeds of $59 million from the sale.

B. Business Overview

Overview

        We are an integrated, global agribusiness and food company operating in the farm-to-consumer food chain which ranges from raw materials such as grains and fertilizers to retail food products such as flour and margarine. We have primary operations in North and South America and worldwide distribution capabilities. We conduct our operations in three divisions: agribusiness, fertilizer and food products. In 2000 and 2001, we had total net sales of $9,667 million and $11,484 million, income from operations of $296 million and $527 million and EBITDA of $445 million and $694 million, respectively. We believe we are:

  •
  the largest processor of soybeans in the Americas and among the world's leading exporters of soybean products, based on volumes;
  •
  the largest producer and supplier of fertilizers to farmers in Latin America, based on volumes;

  •
  the market leader in edible oils and shortenings in Brazil and in premium edible oils in the United States, based on sales;

  •
  among the world's largest corn dry millers and the largest wheat miller in Latin America, based on volumes; and

  •
  one of three major manufacturers of isolated soybean proteins worldwide, based on sales and volumes.

        Our agribusiness division consists of three business lines: grain origination, oilseed processing and international marketing. Our primary grain origination and oilseed processing assets are located in the United States, Brazil and Argentina. We have international marketing offices in 17 countries. In 2000 and 2001, net sales in our agribusiness division were $6,327 million and $8,412 million, respectively, representing 65% and 73% of our total net sales, respectively.

        Our fertilizer division is involved in every stage of the fertilizer business, from mining of raw materials to sales of mixed fertilizer formulas. Our fertilizer activities are primarily located in Brazil. In 2000 and 2001, net sales in our fertilizer division were $1,466 million and $1,316 million, respectively, representing 15% and 12% of our total net sales, respectively.

        Our food products division consists of four business lines: edible oil products, wheat milling and bakery products, soy ingredients and corn products. These businesses produce and sell food products such as shortenings, edible oils, margarine, mayonnaise, milled products, bakery mixes and baked goods and food ingredients to food processors, foodservice companies and retail outlets. Our food products division, primarily located in the United States and in Brazil, benefits from a stable source of soybeans, crude vegetable oil, wheat and corn provided by our agribusiness operations. In 2000 and 2001, net sales in our food products division were $1,874 million and $1,756 million, respectively, representing 20% and 15% of our total net sales, respectively.

Our Competitive Strengths

        We believe our business benefits from the following competitive strengths:

  •
  Significant synergies within and among our businesses.  By operating in complementary businesses throughout the food supply chain, we enjoy significant operating advantages and logistical efficiencies. For example, in our agribusiness division, we use our geographically balanced supply relationships, storage and processing facilities and logistics infrastructure to provide our domestic and international marketing operations with a diverse set of grains and oilseeds such as soybeans, wheat, corn and sorghum, for sale to our customers. In our fertilizer division, we supply fertilizers to Brazilian farmers as part of our crop financing initiatives. The farmers repay us with crops, providing us with a significant supply of soybeans and other grains for our agribusiness and food products divisions. This reinforces our relationships with farmers and preserves cash for other uses. Our fertilizer operations also benefit from our internal sources of raw materials. In our food products division, we are able to capitalize on synergies with our agribusiness division by supplying a significant portion of our raw material requirements from our agribusiness operations, such as crude vegetable oils for our edible oil products and wheat and corn for our wheat milling and bakery products and corn products businesses, thereby ensuring an adequate supply of raw materials for these businesses. We also enjoy significant operating efficiencies as a result of our ability to share transportation and logistics infrastructure among our businesses.

  •
  Geographic balance and positioning.  We have substantial agricultural commodities origination facilities in both the northern and southern hemispheres and are the only agricultural commodities company with a near equal balance between them. Our international marketing operations thus benefit from having a constant supply of oilseeds, soybean meal and oil and grains throughout the year to satisfy customer orders. The geographic balance of our operations also mitigates the risks of exposure to any one particular region. For example, should one of the areas in which we operate experience drought or a crop shortfall, our operations in other regions could continue to provide a steady supply of products while benefiting from any resulting price increases. Additionally, we have access to products from both GMO and GMO-free regions, thereby allowing us to meet individual customers' GMO order specifications.

  •
  Dollar-denominated or dollar-linked global business.  Our net sales in our agribusiness and U.S.-based food products divisions are either denominated in, or linked to, the U.S. dollar. Furthermore, the Brazilian fertilizer industry, due to its relationship to the agriculture sector which derives its profitability from dollar-based international commodity prices, has historically been able to adjust its sales prices in response to the effects of exchange rate fluctuations on imported raw material costs. Consequently, the impact of a currency devaluation on profitability in our agribusiness and fertilizer operations is limited. In addition, currency fluctuations can also have a positive effect on our results of operations through margin expansion resulting from reductions in local currency-denominated costs and a stable U.S. dollar-based revenue stream. In addition, we are insulated from reduced demand for our agricultural commodity products in the United States and Brazil caused by economic downturns in those countries because of our ability to rapidly shift the balance of our sales between domestic and export markets.

  •
  Scale, quality and strategic location of our facilities.  We operate large, efficient and well maintained agricultural commodities storage and oilseed processing facilities, generating economies of scale and reducing overall costs. We have also selectively located many of our facilities in close proximity to our suppliers, domestic customers, edible oil refineries and key export points to reduce transportation costs and delivery times for our products. For example, our U.S. storage facilities are primarily located along the Mississippi River, facilitating efficient transportation of soybeans and grains from their production areas to the principal export port of New Orleans. In Brazil, we have storage facilities in all 13 soybean producing states and the number and location of these facilities gives us the storage capacity necessary to take advantage of the wide seasonal fluctuations in inland transportation costs. In Argentina, our oilseed processing plants are located in or near export ports and close to major soybean growing areas.

  •
  Well-positioned in higher growth areas of our markets.  We believe that we are well-positioned in the higher growth areas of the markets in which we operate. For example, in our agribusiness division, we have a leading position in originating and processing soybeans in our principal markets and exporting soybean products, the consumption of which is rising faster than other oilseeds. Our leadership position in the Brazilian soybean origination and processing markets will allow us to benefit from anticipated growth in Brazilian agricultural output, while our significant share of agricultural commodities storage capacity along the southern Mississippi River in the United States positions us to benefit from expected continued future growth in U.S. agricultural commodity exports. In our fertilizer division, our market leadership position in the Brazilian fertilizer industry enables us to capitalize on anticipated accelerated growth in the Brazilian fertilizer market. In our food products division, we are well-positioned in our soy ingredients business due to our significant production of isolated soybean proteins, the demand for which is expected to grow in excess of 10% per year for the next five years. In our edible oil products business, our leading retail market position in Brazil and foodservice market position in the United States will allow us to benefit from increases in per capita oil consumption in Brazil and the growth of private label products and food products prepared and eaten away from home in Brazil and the United States. Our frozen bakery expertise allows us to benefit from the migration of retail and foodservice customers from fresh baking to higher margin frozen baked goods.

  •
  Broad range of products and services provided to customers.  We offer multiple services and support to our customers in each of our divisions, enabling us to expand our revenue base and customer relationships. Our agribusiness division provides storage, freight services, trade finance, risk management and the ability to procure fertilizer products for customers. Our fertilizer division provides technical assistance to farmers by assisting in the application of fertilizers. In our food products division, we work with customers on product application and new product development.

Our Business Strategy

        Our objective is to continue growing our business and increasing our profitability by focusing on the following key strategies:

  •
  Expand our core businesses through internal growth.  We intend to continue to grow by selectively expanding and extending our operations in each of our divisions. For example, we plan to continue to increase our origination and oilseed processing capabilities in the United States, Brazil and Argentina to accommodate higher volumes of soy commodities products sold in the United States and by our international marketing operations. In 2000 and 2001, we established 11 international marketing offices, giving us a total of 20 offices in 17 countries. As a result of this expansion, we have become a significant exporter of protein meal to Europe and edible oils to India and a significant exporter of soybeans to China. We are also capitalizing on our leading market position in the fertilizer industry in Brazil by expanding our fertilizer operations into Argentina.

  •
  Pursue strategic acquisitions and alliances.  We intend to continue to pursue selective strategic acquisitions and alliances. We have a long record of expansion through acquisition. On March 4, 2002, we completed our acquisition of La Plata Cereal in Argentina. In 2000, we acquired a controlling interest in Manah which solidified our leading market share in the Brazilian fertilizer industry and improved our access to raw materials. The key characteristics of our acquisition candidates and business partners will include companies that can add additional or complementary product or distribution capabilities; broaden our geographic presence, enhance our scale or increase penetration of existing markets; and complement our current businesses and thereby become part of our integrated business.

  •
  Increase our production of soybean-based functional ingredients and nutraceuticals.  We are one of only three major manufacturers of isolated soy proteins in the world and are an established lecithin producer. We intend to apply our significant capital resources and expertise to expand our manufacturing capacity of soy ingredients and pursue acquisitions and alliances to achieve greater market presence in this high margin, fast-growing business. We also plan to expand our product capabilities in this business to include a new line of soybean-based micro-ingredients, such as sterols, tocopherols and isoflavones, to meet growing market demand for nutraceutical food products containing these ingredients.

  •
  Expand into higher growth Asian markets.  We intend to increase our existing presence in China and India, countries that are expected to generate much of the world's demand for grains and oilseed products. After China, India is the world's largest import market for edible oil. We operate an oilseed processing plant in India through a joint venture, with a particular focus on edible oils. We are exploring opportunities to expand our oilseed processing and edible oil refining operations in India. We participate in the Asian palm oil market through merchandising operations in Indonesia and Singapore.

  •
  Improve our asset efficiency.  We intend to continue to increase our capacity utilization by improving our operating efficiency and shifting production to more efficient facilities. We closed four oilseed processing facilities in the United States and Brazil in 2000. In addition, we plan to further develop our logistics and transportation capabilities to reduce costs, as evidenced by our current Destrehan, Louisiana export elevator upgrade.

  •
  Optimize our corporate capital structure.  We are restructuring our outstanding debt in an effort to create a more efficient capital structure. We began this restructuring in 2000 by raising approximately $1 billion in the international capital markets, which was used primarily to reduce high-cost third party borrowings of our Brazilian subsidiaries. We continued our corporate capital improvements by raising $278 million in an initial public offering in the third quarter of 2001. We used the net proceeds of our initial public offering to reduce indebtedness under our commercial paper program. We intend to become more efficient in our use of working capital, lower our interest costs, reduce our foreign exchange transaction risk, increase our access to international capital markets and pursue other means of lowering our cost of capital, such as reducing borrowings by our emerging markets subsidiaries. We believe that a low cost of capital will facilitate additional internal and external growth in a cost-effective manner.

Agribusiness

        Our agribusiness division consists of three business lines: grain origination, oilseed processing and international marketing. In 2001, we originated, processed and marketed 57.5 million metric tons of grains and oilseeds.

  Grain Origination

        Overview.    Grain origination involves purchasing, storing and merchandising oilseeds and grains. The principal agricultural commodities that we handle in our grain origination operations are soybeans, wheat, corn and sorghum. We purchase oilseeds and grains at market prices. We sell oilseeds and grains to both domestic and international oilseed processors, feed manufacturers, millers, livestock producers and intermediaries, as well as to our own oilseed processing operations and food products division.

        In 2001, we used 40% of the oilseeds and grains that we originated in our own oilseed processing operations, and the balance was either exported through our international marketing network or sold domestically. Of the total amount of agricultural commodities we originated in 2001, 61% was soybeans, 29% was corn or sorghum, 9% was wheat and the remainder consisted of barley, oats and rapeseed. We are the leading soybean originator in Brazil and are well-positioned in high growth areas.

        We obtain all of our oilseeds and grains from third parties, either directly through individual relationships and purchase contracts with farmers, or indirectly through intermediaries. We do not engage in any farming operations. We purchase the large majority of our oilseeds and grains at elevators that we operate. Elevators are facilities that serve as consolidation and storage points for harvested oilseeds and grains. We also purchase oilseeds and grains from intermediaries or other suppliers in those areas where we do not have origination facilities. Farmers generally sell their production to the closest elevator to minimize their transportation costs. While location and price are the key factors in origination, we strive to maintain the best possible relationships with those farmers from whom we buy grain by offering flexibility in our purchasing contracts, fast decision making and providing quick and reliable discharging service.

        In addition, in Brazil, where there are fewer sources of crop financing than in the United States, we are directly involved in providing financing services to farmers. Since 1985, we have offered crop financing in Brazil without experiencing material write-offs. Our crop financing loans are typically secured by the farmer's crop and a mortgage on the farmer's land and other assets. The amount of each advance is limited to a predetermined fraction of the individual farmer's historical average output to contain our exposure to crop shortfalls. These loans carry market interest rates and are repaid in soybeans or other grains, the value of which is pegged to the U.S. dollar due to the international pricing of these agricultural commodities, thereby reducing any transfer or convertibility risk. As of December 31, 2001, our total secured advances to farmers were $164 million. We also supply fertilizers to farmers as part of our crop financing initiatives, a feature that affords us greater financial flexibility by allowing us to retain cash internally. In 2001, approximately 11% of our fertilizer net sales were made in conjunction with crop financing transactions.

        Facilities.    In the United States, we have 67 inland and export grain elevators. Our U.S. elevators are primarily located south of St. Louis, Missouri along the Mississippi River and its tributaries, an efficient location for export, where we have a significant share of that area's total elevator storage capacity. We also have storage facilities at our soybean and corn processing plants where we originate oilseeds and grains from farmers and other sellers directly for processing.

        In Brazil, we have extensive coverage of the growing areas with storage facilities in all 13 soybean producing states. We operate more than 159 elevators in Brazil. We were one of the first companies to operate storage facilities in the newer growing regions of Brazil. In Argentina, we operate four storage facilities, all located in the agricultural growing areas. Our acquisition of La Plata Cereal adds six interior grain elevators to our grain origination capabilities in Argentina.

        Distribution.    Once purchased, oilseeds and grains are either transported to one of our storage or processing facilities, or sold to other companies in either the export or domestic markets. In the United States, we use approximately 3,700 rail cars and 450 river barges to move oilseeds, soy commodities products and grains from our elevators along the Mississippi River and its tributaries to export terminals in New Orleans and to our processing facilities with river access. In Brazil, where there is limited rail infrastructure, we contract with independent trucking services, making us one of the largest consumers of logistics services in the country. In Argentina, we transport oilseeds and grains principally by truck and, to a lesser extent, by rail and barge, along the Paraná River from the growing areas to export points in the provinces of Santa Fe and Buenos Aires.

        Because of the importance of exports to our business, we operate a number of strategically located export facilities.

  •
  We are involved in the operation of two export elevators in New Orleans, owning one and having access to another through an alliance with the U.S. subsidiary of Zen-Noh, the largest Japanese agricultural cooperative. We recently completed an upgrade of the barge unloading capacity, among other improvements, at our New Orleans export elevator.

  •
  We operate seven export facilities in Brazil which handle soybean, soybean meal and oil exports, as well as fertilizer raw material and wheat imports.

  •
  In Argentina, we have a joint venture for operating two upriver ports in the province of Sante Fe, Terminal 6 for exporting oilseeds, grains, meal, and oil, and Guide for exporting edible oil. We also operate the port of Bahía Blanca in the province of Buenos Aires for exporting oilseeds and grains. The Terminal 6 and Bahía Blanca export facilities are among the largest in Argentina. In addition, our acquisition of La Plata Cereal gives us a third upriver port facility in Puerto San Martin, providing additional shipping flexibility.

  •
  In Quebec City, Canada, we operate the only grain handling facility with rail access and a deep-water berth on the St. Lawrence Seaway.

  Oilseed Processing

        Overview.    Oilseed processing involves crushing oilseeds to produce meal, hulls and crude oil. Soybeans are the world's most important oilcrop and the primary focus of our oilseed processing operations. We believe we were the largest soybean processor in the Americas and the third largest in the United States in 2001. We believe we are the largest soybean processor in Brazil and, with the completion of our acquisition of La Plata Cereal, the largest soybean processor in Argentina.

        Facilities.    In the United States, we operate seven oilseed processing facilities. Our facilities are strategically located in the primary poultry producing areas, the primary soybean growing areas and the primary river tributary for export. We built our Council Bluffs, Iowa plant in 1999 to take advantage of increased soybean production in Minnesota, North and South Dakota, Iowa and Nebraska, as well as convenient rail access, low-cost electrical power and a well-educated workforce. We believe the Council Bluffs plant is one of the largest and most modern oilseed processing facilities in the United States. Two of our U.S. oilseed processing facilities have adjacent or attached edible oil refineries, thereby eliminating the transportation expenses that we would otherwise incur in shipping crude oil to our edible oil refineries.

        We operate a total of nine soybean processing facilities in Brazil. In addition, we operate one soybean processing facility dedicated to soy ingredients products and one small cottonseed processing plant. In Brazil, as in the grain origination industry, we initiated the move of the oilseed processing industry into the newer growing areas, securing advantageous locations for our facilities. Approximately 55% of our Brazilian oilseed processing assets are now located in the newer growing regions of Brazil.

        In Brazil, we believe we have, on average, among the largest oilseed processing facilities in the industry. Several of our Brazilian oilseed processing facilities also have attached edible oil refineries.

        In Argentina, we operate three oilseed processing facilities. These plants are located in or near export ports and close to major soybean growing areas. Our plant at Terminal 6 in the port of Rosario, Sante Fe is one of Argentina's largest and most modern. Our acquisition of La Plata Cereal gives us a fourth processing facility that is also located at an export port. One of our plants has a small attached edible oil refinery that produces and sells bulk refined soybean and sunflower oils.

        Distribution.    The principal purchasers of our soybean meal and hulls include feed manufacturers and livestock, poultry and aquaculture producers that use these products as animal feed ingredients. In 2001, our sales of soybean meal were approximately $1.6 billion. The principal purchasers of our soybean oil are edible oil processing companies, including our own food products division, which accounted for approximately 34% of our total output of crude vegetable oil in 2001. In the United States, we export approximately 30% of our soybean meal production and 20% of our soybean oil production and sell the remainder domestically. In Brazil, we export approximately 80% of our soybean meal production and 45% of our soybean oil production and sell the remainder domestically. In Brazil, we have export facilities located in the traditional southern export points, but are also able to ship from northeast export points, allowing us to take advantage of shorter distances to Europe. In Argentina approximately 90% of our soybean oil and soybean meal production is exported to foreign markets. Our Argentine export facilities are strategically located at both that country's northern river export points and a southern coastal export point.

        In both the United States and Brazil, some domestically produced soybean meal is used in the production of meat and poultry that is ultimately exported. As a result, our oilseed processing operations in those countries benefit from global demand for U.S. and Brazilian poultry and pork exports. In Argentina, where the domestic population base is proportionally small compared to the availability of agricultural resources, the agricultural commodities industry has traditionally been export oriented.

  International Marketing

        Our international marketing operations link our grain origination and oilseed processing operations with our overseas customers while managing commodity, credit, freight and political risks. We also provide the trade finance and ocean transportation services required by our customers.

        Historically, we sold significant amounts of agricultural commodities to dealers, many of whom were also our direct competitors. In recent years, privatization within the agricultural sector in many emerging market countries has increased the number of consumers who purchase their agricultural commodities directly in the international markets, creating a more diversified customer base that prefers to deal directly with suppliers to ensure consistent quality and that seeks a reliable, year-round supply and a variety of associated logistical and financial services. To capitalize on the opportunities created by privatization in many emerging markets and to capture additional margins and maximize the value of our origination and processing assets, we developed an international distribution and marketing business in 1999. Our international marketing operations have grown to 20 offices and 268 employees in 17 countries as of December 31, 2001.

        We are focusing on expanding our international marketing initiatives in Europe and Asia, where we seek to differentiate our product quality and service capabilities by maintaining a local presence to understand and capitalize on local purchasing patterns. Europe is the world's largest soybean meal import market. Southern Europe and the Mediterranean are characterized by numerous small buyers with extensive service needs, while northern Europe is a more mature market dominated by large, price-sensitive cooperatives. Through our offices in Europe, we target these markets and seek to meet their specific needs. With offices in eastern Asia and India, we intend to increase our total market share in potential higher growth Asian markets. The number of dealers participating in the international marketing business has decreased since we began our trading and marketing operations.

        In addition, to expand the scope of our distribution and marketing capabilities, we engage in the origination of palm oil and Indian soybean meal for shipment to Asia and Europe and lease warehouse space at several destination points. In Italy and Portugal, we have entered into toll oilseed crush, or lease term, agreements to supply raw materials and market the resulting meal and oil products.

  Competition

        Our major competitors in the grain origination business include ADM, Cargill, Cenex Harvest States Cooperatives, ConAgra, Consolidated Grain and Barge Company, other agricultural cooperatives and trading companies such as Louis Dreyfus Group. Our major competitors in the oilseed processing business include ADM, Cargill and the Central Soya Company, Inc., a subsidiary of Cereol S.A., and regional participants such as Ag Processing Inc. in the United States and Louis Dreyfus in Argentina and Brazil. Our major competitors in the international marketing area include ADM, Cargill and Louis Dreyfus.

Fertilizer

  Overview

        We are the only integrated fertilizer producer in Brazil, participating in all stages of the business, from mining of raw materials to selling of mixed fertilizers, with an annual output of approximately 9.0 million metric tons of fertilizer products in 2001.

        Since 1996, we have made eight acquisitions in the Brazilian fertilizer industry to expand our product lines, improve our access to raw materials and broaden our market share. The most significant of these acquisitions was our acquisition of Manah in April 2000. See "—History and Development of the Company—Principal Capital Expenditures, Acquisitions and Divestitures." We account for over 30% of the NPK retail market in Brazil in terms of tonnage.

  Our Fertilizer Products and Services

        Our fertilizer division is comprised of nutrients and retail operations. Our nutrients operations include the mining and processing of phosphate ore and the production and sale of intermediate products to fertilizer mixers, cooperatives and our own retail operations. The primary products we produce in our nutrients operations are single super phosphate, dicalcium phosphate and phosphoric acid. We are the leading producer of phosphate-based animal feed ingredients in South America and the leading manufacturer of dicalcium phosphate in Brazil. Our sales of dicalcium phosphate were approximately $82 million in 2001. Dicalcium phosphate is one of two major sources of calcium used in animal feed for livestock production. The other major source of calcium used in animal feed is meat and bone meal, the use of which was banned in the European Union due to its linkage to mad cow disease.

        Our retail operations consist of producing, distributing and selling mixed NPK formulas, mixed nutrients and liquid fertilizer products directly to retailers, processing and trading companies and farmers. We market our fertilizers under the Serrana, Manah, Ouro Verde and IAP brands. We also provide fertilizer application services to farmers in Brazil using a technique called precision agriculture, a system used in developed countries such as the United States. Precision agriculture involves using sophisticated software, global positioning systems and automated equipment to tailor, map and apply fertilizer to farmland. This service is economically attractive for the farmer since it reduces fixed equipment and labor costs.

        Approximately 11% of our total fertilizer sales in 2001 were made in conjunction with Brazilian crop financing transactions. Our agribusiness division uses the fertilizers produced in our fertilizer operations to make crop financing loans. See "—Agribusiness—Grain Origination—Overview."

  Mines and Facilities

        We operate five phosphate mines through our subsidiaries in Brazil. We also operate 15 processing plants in this division. Our mines and processing plants produced sufficient phosphate rock to supply approximately 68% of our total phosphate requirements in 2001, (including Fosfertil). Our facilities are strategically located in the key fertilizer consumption regions of Brazil, reducing transportation costs to our end user customers. Our mines are operated under concessions from the Brazilian government. The following table sets forth information about our mining properties.

Name and Location	Product Mined	Annual Production for the Year Ended December 31, 2001		Number of Years Until Reserve Depletion
	(millions of metric tons)
Araxá (Brazil)	phosphate	4.2		20	(a)
Cajati (Brazil)	phosphate	5.3		21	(a)
Catalão (Brazil)	phosphate	5.8		37
Tapira (Brazil)	phosphate	13.0		59
Salitre (Brazil)	phosphate	(b	)	(b	)

(a)
The Araxá and Cajati mines operate under concession contracts which expire in 2022 and 2023, respectively, but may be renewed at our option for consecutive ten-year periods thereafter through the useful life of the mines. The number of years until reserve depletion represents the number of years until the initial expiration of the concession contracts.

(b)
Production at the Salitre mine is scheduled to begin in 2004, at which time annual production is expected to be 4.8 million metric tons per year. This would result in projected depletion of the reserves in 97 years.

  Logistics and Distribution

        The lack of an efficient transportation infrastructure, the expense of transporting raw materials and the fact that the majority of fertilizer raw materials are imported to Brazil make logistics management essential to success in the Brazilian fertilizer industry. Our phosphate mining operations in Brazil allow us to reduce our logistics costs by reducing our use of imported raw materials and associated transportation expenses. In addition, our agribusiness operations provide us the opportunity to back-haul agricultural commodities from inland locations once imported raw materials have been delivered to us, thereby reducing our transportation expenses and improving our margins. Our retail fertilizer operations also benefit from our established relationships with farmers. We supply over 60,000 customers in our retail fertilizer operations.

  Raw Materials

        In 2001, we purchased a total of 4.8 million metric tons, or $571 million, of our basic raw materials, including potash, phosphate, sulfuric acid and nitrogen-based products, to meet the demands of our fertilizer business. Of this amount, $401 million, or approximately 70%, was imported.

        Our phosphate rock needs are mostly satisfied by the production from our mines. We import the balance of our demand for phosphate mainly from Morocco, the United States and Europe. Our sulfuric acid requirements are partially met by our internal production at two acidulation plants. In the first quarter of 2002, we plan to begin operating a third acidulation plant, which is expected to fully satisfy our internal sulfuric acid needs. Fosfertil supplies approximately 27% of our internal demand for nitrogen, and we purchase the remainder from third party suppliers. Our internal need for potash is fully satisfied from third party suppliers.

        The prices of phosphate rock, sulfuric acid, nitrogen and potash are determined by reference to international prices as a result of supply and demand factors. Each of these raw materials is readily available in the international marketplace from multiple sources.

  Competition

        Our main competitor in the Brazilian nutrients market is Copebras. Our largest retail fertilizer competitors include Cargill (through its Solorrico and Fertiza brands), Norsk Hydro (Trevo) and Heringer.

Food Products

  Overview

        Our food products division consists of four business lines: edible oil products, wheat milling and bakery products, soy ingredients and corn products. These businesses produce and sell food products and food ingredients. In 2000 and 2001 we had net sales of $1,113 million and $1,024 million, respectively, in our food products division in Brazil and $761 million and $730 million, respectively, in the United States.

        We selectively participate in food products markets where we can realize synergies with our agribusiness operations, compete effectively and participate in higher growth and higher margin markets. In addition, we believe the raw material procurement activities and risk management strategies of our food products division benefit from being part of an integrated, global agribusiness enterprise.

        Our food products are sold either under our own brand names, private labels or manufacturer brand names. These products are sold to three customer types, or market channels: food processors, foodservice companies and retail outlets. We have a large customer base in our food products division, none of which represents more than 5% of our total net sales.

        Food processors manufacture food and beverage products such as snack foods, cereal, beer, candy, breads, biscuits, cake mixes, meat products and pasta. Foodservice businesses include restaurants, quick-serve restaurants, bakeries, institutional dining facilities and catering companies that serve or distribute food for consumption away from home. Retail outlets include supermarkets and club and grocery stores that sell products directly to consumers.

        Our sales force is organized along market channel lines to sell multiple products to the same customers. Operating with a market channel focus also enables us to share marketing and operational knowledge across our international operations. For example, as the food processor and food service industries in Brazil develop, we are able to use our experience in the U.S. food products industry to better position ourselves in the Brazilian market. In the United States, we distribute our products both through our own sales force and through relationships with national foodservice distribution companies. In Brazil, we distribute our own products to approximately 70,000 points of sale. We are considering expanding our extensive distribution activities in Brazil to distribute food products produced by other manufacturers. Due to our logistical expertise and extensive transportation network in Brazil, we believe we are ideally positioned to offer much needed distribution services in that country to third parties.

        The principal raw materials that we use in our food products division are soybeans, wheat, corn and various oils, particularly soybean oil. Our food products division obtains a substantial portion of its raw materials from our agribusiness division. As these raw materials are all agricultural commodities or commodity products, we expect supply to be adequate for our operational needs.

  Edible Oil Products

        Products.    Our edible oil products include shortenings and oils, margarine, mayonnaise and other products derived from the vegetable oil refining process. We primarily use soybean oil that we produce in our oilseed processing operations but also use smaller quantities of canola, corn, cottonseed, palm, peanut and other oils, as well as lard and tallow to make specialty shortenings and oils. We are particularly focused on the premium sector of the edible oil market as it is characterized by higher margins and more custom-formulated products.

        Distribution and customers.    Our U.S. food processor customers include baked goods companies such as The Pillsbury Company, McKee Foods Corporation and The Earthgrains Company. Our Brazilian food processor customers include Nestlé, Groupe Danone and Nabisco. Premium edible oil products comprise the majority of our sales to the foodservice sector and many of our products are custom formulations developed to meet the needs of specific customers. In Brazil, we are a major supplier of frying and baking shortening to McDonald's. In the United States, our foodservice customers include Tricon Global Restaurants Inc., Ruby Tuesday's, Inc., Sam's Club stores (a division of Wal-Mart Stores, Inc.) and Walt Disney Company theme parks.

        We sell our retail edible oil products in Brazil under a number of our own brands. Our retail sales in the United States are made to private label retail outlets and include bottled oils and packaged shortenings. We have the top retail bottled oil brand in Brazil, which is Soya, and the leading market share in Brazilian retail bottled oil sales. We have the top foodservice shortening brand in Brazil, which is Cukin. We have the top foodservice brand family of edible oil products in the United States, which is Elite, and have been named the top edible oil supplier to the U.S. foodservice industry by ID, a leading foodservice industry trade periodical. We are also the market leader in Brazil in margarine.

        Competition.    Our principal competitors in the edible oil products business in Brazil are ADM, Cargill, Sadia S.A. and Unilever. Our main competitors in the Brazilian margarine market are Sadia and Unilever. Our major competitors in shortenings in Brazil include Agropalma S.A., Cargill and Maeda S.A. In the United States, we compete in the premium vegetable oil market with ACH Food

Companies, Inc. and Ventura Foods, LLC and with ADM and Cargill in other sectors of the vegetable oil market.

  Soy Ingredients

        Products.    Our soy ingredients business consists of the production of soy functional ingredients and nutraceuticals. Soy functional ingredients are food ingredients derived from soybeans which perform specific functions in the food manufacturing process. Nutraceuticals are food ingredients that are intended to produce specific health benefits. Our primary products in this business, lecithins and isolated soy protein, can be used both as functional ingredients or nutraceuticals. In addition to these products, our soy ingredients products include other soy proteins such as soy concentrate, textured vegetable protein and defatted soy flours used in bakery products and fermentation and dietary fiber used in breads. Soy protein products are used widely in the processed meat and baking industries for their binding, emulsification and flavor-enhancing functional capabilities. Soy proteins are also an important and cost-effective supplement or replacement for animal protein and are used in baked goods, nutritional beverages and medicinal applications. We are one of three major producers of isolated soy protein in the world. Lecithin is used as an emulsifier in chocolate, margarine, cookies and beverages, as well as in other commercial products such as cosmetics and paint.

        We produce soy protein products in Brazil and lecithin in Brazil and Argentina. We produce soybean oil distillate at our refineries in Argentina, Brazil and the United States, which is used to produce vitamin E and sterols. We are planning to add a new line of soybean-based micro-ingredients that will include isoflavones, sterols, and tocopherols to be used in the production of nutraceutical foods.

        Distribution and customers.    Virtually all of our soy ingredients products are sold to the global food processing industry. On average we export over 50% of our soy ingredients products, principally to Europe and Japan. We have over 1,000 customers worldwide, including Ajinomoto and Nestlé.

        Competition.    In soy proteins, we compete with ADM, Dupont and Central Soya Company, Inc. In lecithin, we compete with Central Soya, ADM and SKW Biosystems, Inc.

  Wheat Milling and Bakery Products

        Products.    Our wheat milling and bakery products include flours, bakery and other mixes and frozen baked and unbaked products that are sold in the United States, Brazil and Mexico. We also produce dry pasta in Brazil. We are the leading wheat miller in Brazil. In Mexico, we have a minority interest in the second largest flourmill in the country and a majority interest in an adjacent dry mix facility.

        Distribution and customers.    In Brazil, our wheat milling and bakery products include a variety of bakery flours and bakery mixes. Food processor customers of our wheat milling and bakery products in Brazil include Nestlé, Groupe Danone and Nabisco. In the United States, our food processor customers include Entenmann's Inc. and Interstate Bakeries Corp. Our Brazilian customers include Carrefour, Pão de Açúcar and Bompreço. In the United States, in addition to bakery mixes, we produce and sell frozen baked and unbaked products to foodservice customers. For example, we supply frozen dough products to Au Bon Pain stores, and are the largest supplier of thaw-and-serve cakes and muffins to Albertson's, Inc. We also sell our bakery mixes and frozen bakery products to Safeway, Inc., and Sam's Club stores. We also manufacture a diversified line of branded and private label fresh and frozen bakery products and dry pasta for retail sales in Brazil.

        Competition.    The wheat milling industry in Brazil is highly competitive with many small regional producers. Most of our wheat milling and bakery products compete with similar products, and competition within markets is largely based on price, quality and product availability. Our major competitors in Brazil in the flour and bakery mixes product lines are J. Macedo Alimentos S.A., Pena Branca Alimentos, M. Dias Branco S.A. and Moinho Pacifico.

  Corn Products

        Products.    Our corn products, which are dry milled, consist of corn grits and meal, flours and, in the United States, corn products such as corn meal, soya-fortified corn meal and corn-soy blend that we sell to the U.S. government for humanitarian relief programs. We also produce corn oil and corn feed products. In 2001, we had the leading market share of the U.S. corn dry milling industry, based on sales. We believe that our mill in Danville, Illinois is the largest corn dry mill in the world. We also have corn milling operations in Canada and Mexico.

        Distribution and customers.    Our corn products are predominantly sold into the food processing sector. Our corn grits and meal are used primarily in the cereal, snack food and brewing industries. Our flours are sold to the baking industry and other food processors, as well as in retail markets. Our corn oil and feed products are sold to edible oil processors and animal feed markets. Our U.S. customers include Anheuser-Busch, Inc., Frito Lay, Inc., General Mills, Inc. and Kellogg Company. In Mexico, we are the sole supplier of corn flaking grits to Kellogg Company.

        Competition.    Our corn products compete with virtually identical products and derivatives manufactured by other companies in the industry. The U.S. corn products market includes competitors such as ADM, Cargill, ConAgra and J.R. Short Milling Co. In addition, corn dry millers such as ourselves compete with corn wet millers on sales and marketing of certain products. Competition is largely based on price, quality and product availability.

Operating Segments and Geographic Areas

        The following table provides a summary of our net sales by operating segment and geographic area.

        Net sales by product group to external customers were as follows:

(US$ millions)	1999	2000	2001
Agricultural commodities products	$5,517	$6,327	$8,412
Fertilizer products	605	1,466	1,316
Edible oil products	1,109	1,019	922
Wheat milling and bakery products	579	527	530
Soy ingredient products	56	71	81
Corn products	209	257	223

Total	$8,075	$9,667	$11,484

        Geographic area information for net sales to external customers, determined based on the country of origin, and long-lived assets follows:

(US$ in millions)	1999	2000	2001
Net sales to external customers:
United States	$4,786	$5,027	$4,565
Brazil	2,904	3,894	3,268
Argentina	371	542	446
Italy	—	—	1,094
Singapore	—	—	1,007
Rest of world	14	204	1,104

Total	$8,075	$9,667	$11,484

Long-lived assets(1):
United States	$489	$489	$485
Brazil	1,023	1,503	1,318
Argentina	100	98	57
Rest of world	28	23	4

Total	$1,640	$2,113	$1,864

(1)
Long-lived assets include property, plant and equipment, net, goodwill and other intangible assets, net and investments in affiliates.

Risk Management

        Effective risk management is a fundamental aspect of our business. Correctly anticipating market developments to optimize timing of purchases, sales and hedging is essential for maximizing the return on our assets. We engage in commodity price hedging in our agribusiness and food products divisions to reduce the impact of volatility in the prices of the principal agricultural commodities we use in those divisions. We also engage in foreign currency and interest rate hedging. Our trading decisions take place in local markets but position limits are set and monitored at a centralized level. For foreign exchange risk, we require our positions to be hedged in accordance with our foreign exchange policies. We have a finance and risk management committee of our board of directors that supervises, reviews and periodically revises our overall risk management policies and risk limits. In addition, we regularly review our risk management policies, procedures and systems with outside consultants. For more information on our risk management activities, see "Item 5. Operating and Financial Review and Prospects—Operating Results" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

e-Business Initiatives

        In 2001, we undertook a series of Internet-based initiatives designed to provide self-service information to our customers and trading partners. We will continue to develop Internet-based tools for our internal operations that improve customer contact and service and reduce costs.

Government Regulation and Environmental Matters

        We are subject to regulation under U.S. federal, state and local laws, as well as foreign laws in the jurisdictions in which we operate. These regulations govern various aspects of our business, including storage, crushing and distribution of our agricultural commodity products, food handling and storage, mining and port operations and environmental matters. To operate our facilities, we must obtain and maintain numerous permits, licenses and approvals from governmental agencies. In addition, our facilities are subject to periodic inspection by governmental agencies, including the USDA, FDA and EPA in the United States.

        In Argentina, we operate the Bahía Blanca port facility pursuant to a 30-year concession granted by the Argentine Ministry of Economy and Public Works to us in 1994. The terms of the concession require us to make monthly payments to the Argentine government based on volumes shipped. We must also comply with specified operating and maintenance requirements.

        In Brazil, we operate the mines that supply raw materials for our fertilizer business under concessions granted by the Brazilian Ministry of Mines and Energy. The concessions for the Araxá and Cajati mines expire in 2022 and 2023, respectively, but may be renewed at our option for consecutive ten-year periods thereafter through the useful life of the mines. The concessions for the other mines have no specified termination dates and are granted for the useful life of the mines.

        We are subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. In addition, in our oilseed processing and fertilizer operations, we have handled and disposed of, and will continue to handle and dispose of, hexane and other materials and wastes classified as hazardous or toxic by one or more regulatory agencies. There are inherent risks in handling hazardous or toxic materials and wastes, and we incur costs to comply with health, safety and environmental regulations applicable to our operations.

        We are aware of possible carbon tetrachloride and hydrocarbon groundwater contamination at some of our former properties in Kansas. Based on available information, we do not believe that any costs or liabilities relating to such contamination will materially adversely affect our business, financial condition or results of operations.

        Our total environmental compliance expenses were approximately $5 million in 2001, $3 million in 2000 and $3 million in 1999. Compliance with environmental laws and regulations did not materially affect our capital expenditures, earnings or competitive position in 2001, and, based on current laws and regulations, we do not expect that they will do so in 2002 or 2003. Please see the discussion of SFAS No. 143 in "Item 5. Operating and Financial Review and Prospects—Recent Accounting Pronouncements." We have not yet evaluated the impact of SFAS No. 143 on our environmental compliance expenses.

C. Organizational Structure

        The following diagram shows our corporate structure and our material subsidiaries as of December 31, 2001, giving effect to our Brazilian corporate restructuring as if it had been completed by December 31, 2001:

D. Property, Plant and Equipment

        The following tables provide information on our principal operating facilities.

Facilities by Division

Type of Facility	Aggregate Size	Aggregate Daily Productive and Storage Capacity
	(m2)	(metric tons)
Agribusiness	1,828,661	8,522,067
Fertilizer	1,091,419	1,656,603
Food products	1,220,103	1,048,655

Facilities by Geographic Region

Type of Facility	Aggregate Size	Aggregate Daily Productive and Storage Capacity
	(m2)	(metric tons)
North America	693,000	2,920,272
South America	3,447,183	8,307,053

        We own the majority of our principal facilities and lease the others under long-term leases, the earliest of which expires in June 2002. In addition, we have access to port facilities in the United States and Argentina through alliances and joint ventures. Our corporate headquarters in White Plains, New York occupy approximately 19,000 square feet of space under a lease that expires in February 2004. We also lease offices for our international marketing operations in Miami, Rotterdam, Rome, Istanbul, Saint Nazaire (France), Tilbury (United Kingdom), Hamburg, Barcelona, Lisbon, Geneva, Singapore, Shanghai, Jakarta and Medan (Indonesia), Bangkok, Kuala Lumpur, Hyderabad, Manila and Melbourne. We operate five phosphate mines through our subsidiaries in Brazil. We also operate 15 processing plants in this division. For additional information see "Item 4. Information on the Company—Business Overview—Fertilizer."

        We believe that our facilities are adequate to address our operational requirements.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

        You should read the following discussion along with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this annual report. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under "Item 3. Key Information—Risk Factors" and described in this annual report generally. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See "Special Note Regarding Forward-Looking Statements and Industry Data."

Introduction

        Significant changes we made during the periods under discussion that have had, or will have, an impact on our operating results include:

  Brazilian acquisitions and restructurings

        In 2000, we consolidated our leading position in the Brazilian fertilizer industry by acquiring a controlling interest in Manah, a Brazilian fertilizer company, for $47 million in cash, net of cash acquired of $36 million. As a result of the acquisition of Manah, we also acquired a controlling interest in Fosfertil, which is involved in phosphate mining and production of intermediate fertilizer products. We accounted for the acquisition of Manah and Fosfertil under the purchase accounting method. Manah's and Fosfertil's results are included in our results of operations beginning in April 2000.

        During the past four years, we increased our ownership in several of our Brazilian subsidiaries through share exchanges with the minority shareholders of those entities. We also merged several of our Brazilian subsidiaries to reduce costs and expenses, rationalize our facilities and reduce our turnover tax liability in Brazil, which is based on sales between legal entities, including legal entities under common control. See "Item 4. Information on the Company—History and Development of the Company—Principal Capital Expenditures, Acquisitions and Divestitures" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" for more information about these transactions.

  Divestitures

        In March 2001, we sold our baked goods division in Brazil for a gain of approximately $3 million. We divested this operation as it was not part of our core business strategy.

  Expansion of international marketing activities

        In 1999, we initiated our strategy to expand our agribusiness international marketing activities. This area of our business grew significantly in 2000 and 2001, as we opened new offices in the United States, Europe, the Middle East and Asia and substantially increased the number of employees in this business worldwide. This expansion resulted in increased sales volumes, gross profit, selling, general and administrative expenses and working capital in 2000 and 2001.

  Impairment and restructuring charges

        During 2001, we finalized plans to close older, less efficient plants in our edible oil products segment, which are being replaced with newer and lower cost facilities. As a result, we recorded non-cash write downs on property, plant and equipment of $14 million. In 2000, we conducted restructuring initiatives, primarily in response to a downturn in profitability in the global agricultural commodities industry which had begun in 1998. See "—Industry Economic Conditions and Cyclicality" for a description of the causes of this downturn. Our restructuring program was primarily focused on reducing overcapacity in our oilseed processing business. During 2000, we closed three oilseed processing plants in Brazil and one plant in the United States. We also wrote down some assets in our edible oil products and corn products businesses that had become obsolete due to advances in technology in some of our product lines, such as our shift from cans to clear plastic containers for bottled oils. As a result, we recorded impairment and restructuring charges of $49 million in 2000, which consisted of a $44 million non-cash write-down of property, plant and equipment and goodwill, as well as $5 million in employee termination costs.

  Financing initiatives

        Prior to 2000, we obtained most of our financing on a decentralized basis at subsidiary levels. Since then, we have taken steps to coordinate our financing activities at the parent company level. These steps included the establishment of a commercial paper program that, as increased in 2001, allowed for borrowings up to $750 million, the issuance of $170 million of redeemable preferred stock and $125 million of fixed rate trust certificates. We used the proceeds from these financings to refinance the indebtedness of our Brazilian subsidiaries, which lowered our foreign currency exposure and interest costs. In the third quarter of 2001, we sold 18,775,100 common shares, or approximately 23% of our outstanding common shares, in an initial public offering, which resulted in net proceeds of $278 million after underwriting discounts, commissions and expenses. We used the net proceeds of our initial public offering to reduce indebtedness under our commercial paper program. These initiatives had a positive effect on our results of operations in 2001 and we expect them to continue to do so. In the first quarter of 2002, we increased our commercial paper facility to $930 million, and we finalized a new $420 million three-year revolving credit facility and a $67 million two-year revolving credit facility. In addition, we sold 16,093,633 common shares, or approximately 16% of our outstanding shares, in a public offering in March 2002, which resulted in net proceeds of approximately $292 million after underwriting discounts, commissions and expenses. We used $105 million of the net proceeds to buy back shares held by minority shareholders as required by Brazilian law in connection with the corporate restructuring of our Brazilian subsidiaries. We used the remainder of the proceeds to reduce indebtedness under our commercial paper program. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

  Off-balance sheet financings.

        Other than sale-leaseback transactions, we do not have any off-balance sheet financings. Our sale-leaseback transactions are included as non-cancelable operating leases in note 20 to our consolidated financial statements. We have no majority-owned subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

Critical Accounting Policies and Estimates

        Preparation of our financial statements requires us to make estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring of our operations, useful lives of property, plant and equipment, goodwill, contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are critical to our financial statements.

  Inventories

        In our agribusiness segment, we account for our inventories at estimated net realizable market value. These inventories are agricultural commodities that are freely traded, have quoted market prices, may be sold without significant further processing and have predictable and insignificant costs of disposal. We derive our estimates from exchange quoted prices, adjusted for differences in local markets. Changes in the market values of these inventories are recognized in earnings as a component of cost of goods sold. If we were to use different methods to estimate fair value, amounts reported as inventories and cost of goods sold could differ.

  Accounting for Derivative Instruments and Hedging Activities

        We minimize the effects of changes in price of agricultural commodities on our agribusiness inventories and agricultural commodities forward cash purchase and sales contracts by using exchange-traded futures and options contracts to minimize our net positions in these inventories and contracts. We account for these exchange-traded futures and option contracts and forward purchase and sales contracts at quoted market prices, which are based on exchange quoted prices, adjusted for differences in local markets. Changes in the market value of all of these contracts are recognized in earnings as a component of cost of goods sold. If we were to use different methods to estimate market value, amounts reported as cost of goods sold could differ.

        We hedge portions of the soy commodities products used in and produced by our oilseed processing business. To do this, we use exchange-traded futures contracts that are designated as cash flow hedges. The changes in the market value of these futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains or losses arising from hedging transactions are deferred in other comprehensive income (loss), net of applicable taxes, and are recognized in cost of goods sold when the products associated with the hedged item are sold. If we determine that the instruments used are no longer effective at offsetting changes in the price changes of the hedged item, we would reflect the changes in the market value of these futures contracts in earnings as a component of cost of goods sold.

  Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

        Our reporting currency is the U.S. dollar. However, the functional currency of the majority of our foreign subsidiaries is their local currency. We translate the amounts included in the consolidated statements of income of our foreign subsidiaries into U.S. dollars on a monthly basis at weighted average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at year-end exchange rates, and we record the resulting foreign exchange translation adjustments in our consolidated balance sheets as a component of accumulated other comprehensive income (loss).

        In determining the functional currency for our foreign subsidiaries, we make judgments based on the collective economic indicators affecting those subsidiaries. The economic indicators we review include the currency in which cash flows are denominated, how sales prices are determined, the sales markets in which the subsidiaries operate, where their operating costs are generated, how they obtain financing and the level of intercompany transactions with us. A significant change in these economic indicators would require us to reassess the functional currency of our foreign subsidiaries.

        If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. We would:

  •
  translate depreciation, depletion and amortization expenses at the historical exchange rates on the dates that the assets were placed in service;

  •
  generate foreign exchange transaction gains or losses on foreign currency denominated monetary assets and liabilities;

  •
  record non-monetary items, such as readily marketable inventories, prepaid expenses and fixed assets, at the exchange rate on the dates that the transactions were consummated; and

  •
  eliminate the foreign exchange translation adjustment.

        We use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, the foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on these intercompany loans.

  Contingencies

        We are party to a large number of claims and lawsuits, primarily tax and labor claims in Brazil, arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Changes in the amount of the provisions affect our consolidated statements of income.

  Income Taxes

        We record valuation allowances to reduce our deferred tax assets to the amount that we are likely to realize. We consider future taxable income and prudent tax planning strategies to assess the need for and the size of the valuation allowances. If we determine that we can realize a deferred tax asset in excess of our net recorded amount, we adjust the deferred tax asset, thereby increasing income. Conversely, if we determine that we are unable to realize all or part of our net deferred tax asset, we adjust the deferred tax asset, thereby decreasing income.

Results of Operations

        A summary of certain items in our consolidated statements of income and volumes by reportable segment for the periods indicated follows.

	Year Ended December 31,
	1999	2000	2001
	(US$ in millions, except volumes)
Net sales:
Agribusiness	$5,517	$6,327	$8,412
Fertilizer	605	1,466	1,316
Edible oil products	1,109	1,019	922
Wheat milling and bakery products	579	527	530
Other	265	328	304

Total	$8,075	$9,667	$11,484

Cost of goods sold:
Agribusiness	$5,314	$6,065	$7,925
Fertilizer	457	1,228	1,036
Edible oil products	970	871	817
Wheat milling and bakery products	494	476	471
Other	228	295	258
Impairment and restructuring charges	—	49	14

Total	$7,463	$8,984	$10,521

Gross profit:
Agribusiness	$203	$223	$487
Fertilizer	148	238	280
Edible oil products	139	143	91
Wheat milling and bakery products	85	51	59
Other	37	28	46

Total	$612	$683	$963

Selling, general and administrative expenses:
Agribusiness	$111	$132	$176
Fertilizer	42	85	93
Edible oil products	98	109	84
Wheat milling and bakery products	61	41	47
Other	10	20	17
Unallocated	10	—	19

Total	$332	$387	$436

Income from operations:
Agribusiness	$92	$91	$311
Fertilizer	106	153	187
Edible oil products	41	34	7
Wheat milling and bakery products	24	10	12
Other	27	8	29
Unallocated	(10)	—	(19)

Total	$280	$296	$527

Net income (loss)	$(5)	$12	134

Volumes (in millions of metric tons):
Agribusiness	31.9	46.3	57.5
Fertilizer	4.2	9.1	8.9
Edible oil products	1.6	1.6	1.6
Wheat milling and bakery products	2.0	1.9	2.1
Other	1.1	1.1	1.5

Total	40.8	60.0	71.6

  Year Ended December 31, 2001 Compared to Year Ended December 30, 2000

        Net sales.    Net sales increased by 19% to $11,484 million in 2001 from $9,667 million in 2000.

        Net sales in our agribusiness segment increased by 33% to $8,412 million in 2001 from $6,327 million in 2000. Agribusiness segment net sales increased due to higher sales volumes and higher average selling prices for our soy commodity products. The increase in sales volumes was due to growth in our international marketing operations. Average selling prices increased primarily due to the strong global demand for soy commodity products.

        Net sales in our fertilizer segment decreased by 10% to $1,316 million in 2001 from $1,466 million in 2000. Fertilizer segment net sales decreased due to a decline in average selling prices as well as a slight decrease in volumes. Average selling prices decreased due to a decline in imported raw material costs, which affected market prices. Lower retail sales volumes were almost entirely offset by volume increases due to a full twelve months of activity in 2001 from the April 2000 acquisitions of Manah and Fosfertil and increases in animal nutrient sales volumes as a result of the strong export market for Brazilian meat. Retail sales volumes were lower because sales in 2000 were unusually strong as farmers purchased ahead of normal seasonal patterns.

        Net sales in our edible oil products segment decreased by 10% to $922 million in 2001 from $1,019 million in 2000. This decrease in net sales was primarily due to lower average selling prices of our edible oil products in 2001 as a result of competitive pressures in the U.S. refined oil markets and the adverse effects of the Brazilian real devaluation.

        Net sales in our wheat milling and bakery products segment increased by 1% to $530 million in 2001 from $527 million in 2000. This increase was primarily attributable to higher sales volumes and a recovery of wheat milling product prices, which were almost entirely offset by lower average selling prices of bakery products and the adverse effects of the Brazilian real devaluation.

        Net sales in our other segment decreased by 7% to $304 million in 2001 from $328 million in 2000. Increased net sales in our soy ingredients business were more than offset by a decline in net sales in our corn products business. Net sales in our soy ingredients business increased due to higher sales volumes, partially offset by lower average selling prices. Net sales in our corn products business decreased primarily due to lower sales volumes as a result of a labor strike at our Danville, Illinois facility, which was settled in August 2001.

        Cost of goods sold.    Cost of goods sold increased by 17% to $10,521 million in 2001 from $8,984 million in 2000. Included in cost of goods sold were depreciation and depletion expenses of $160 million in 2001 and $141 million in 2000.

        Cost of goods sold in our agribusiness segment increased by 31% to $7,925 million in 2001 from $6,065 million in 2000. The increase was due to higher sales volumes in our international marketing business, higher average soy commodity product prices and higher energy costs in the United States.

        Cost of goods sold in our fertilizer segment decreased by 16% to $1,036 million in 2001 from $1,228 million in 2000. This decrease was primarily due to a change in product mix to lower cost goods and a decline in the price of imported raw materials.

        Cost of goods sold in our edible oil products segment decreased by 6% to $817 million in 2001 from $871 million in 2000. This decline was primarily due to the real devaluation and lower raw material costs, partially offset by higher energy costs in the United States.

        Cost of goods sold in our wheat milling and bakery products segment decreased by 1% to $471 million in 2001 from $476 million in 2000. The decrease, primarily due to the real devaluation, was almost entirely offset by higher wheat costs.

        Cost of goods sold in our other segment decreased by 13% to $258 million in 2001 from $295 million in 2000. This decline was primarily due to lower sales volumes in our corn products business as a result of the labor strike at our Danville, Illinois facility.

        Gross profit.    Gross profit increased 41% to $963 million in 2001 from $683 million in 2000.

        Gross profit in our agribusiness segment increased by 118% to $487 million in 2001 from $223 million in 2000. The increase was due to improved profitability in all three of our business lines. Higher gross profit margins resulted from strong global demand for soy commodity products, the positive impact of the industry-wide reductions in soybean processing capacity, increases in sales of corn and wheat, and the 16% devaluation of the Brazilian real compared to the U.S. dollar. In 2001, agribusiness gross profit included a $20 million non-cash charge for collectibility of Argentine tax receivables, reflecting that country's economic difficulties. In 2000, gross profit included $39 million of impairment and restructuring charges.

        Gross profit in our fertilizer segment increased 18% to $280 million in 2001 from $238 million in 2000. This increase was primarily due to lower cost of goods sold caused by a decline in imported raw material costs and a full twelve months of activity in 2001 from the April 2000 acquisitions of Manah and Fosfertil.

        Gross profit in our edible oil products segment decreased 36% to $91 million in 2001 from $143 million in 2000. This decrease was primarily due to a decline in average selling prices attributable to competitive pressures in the U.S. refined oil markets and the adverse effects of the real devaluation. Impairment and restructuring charges included in edible oil products gross profit were $14 million in 2001 and $5 million in 2000.

        Gross profit in our wheat milling and bakery products segment increased 16% to $59 million in 2001 from $51 million in 2000. The increase was due to higher sales volumes and the recovery in wheat milling product prices in Brazil.

        Gross profit in our other segment increased 64% to $46 million in 2001 from $28 million in 2000. The increase was primarily due to higher sales volumes in our soy ingredients business and lower operating expenses in our corn products business because of a labor strike at our Danville, Illinois facility.

        Selling, general and administrative expenses.    Selling, general and administrative expenses, or SG&A, increased 13% to $436 million in 2001 from $387 million in 2000. SG&A increased by $44 million in our agribusiness segment principally due to the growth in our international marketing operations. SG&A expenses increased in our fertilizer segment primarily due to a full twelve months of activity from Manah and Fosfertil in 2001. SG&A expenses increased in our wheat milling and bakery segment primarily due to higher sales volumes. SG&A decreased in our edible oil products and other segments primarily due to the effects of the real devaluation and our cost reduction programs.

        Income from operations.    Income from operations increased by 78% to $527 million in 2001 from $296 million in 2000. The increase was primarily due to higher gross profit in our agribusiness, fertilizer, wheat milling and bakery products and other segments. Income from operations increased in our agribusiness segment primarily due to higher gross profit margins resulting from strong global demand for soy commodity products. Income from operations in our fertilizer segment increased primarily due to the acquisitions of Manah and Fosfertil. Income from operations in our edible oil products segment decreased due to competitive pressures in the U.S. refined oil markets. Income from operations in our wheat milling and bakery products segment increased due to the recovery in wheat milling product prices. Income from operations in our other segment increased due to higher sales volumes in our soy ingredient business and lower cost of goods sold due to a labor strike at our Danville, Illinois facility.

        Non-operating items.    A summary of significant non-operating items for the periods indicated follows.

	Year Ended December 31,
	2000	2001
	(US$ in millions)
Interest income	$138	$114
Interest expense	(202)	(187)
Interest expense on debt financing readily marketable inventories	(52)	(38)
Foreign exchange	(116)	(148)
Other income	7	(4)

Total	$(225)	$(263)

        Interest income decreased by $24 million, or 17%, from 2000 primarily due to lower levels of invested cash and marketable securities. Interest expense decreased by $15 million, or 7%, from 2000 because of lower levels of long-term debt and lower average interest rates in 2001. Interest expense on debt financing readily marketable inventories decreased by $14 million, or 27%, from 2000 due to lower average short-term interest rates in 2001 compared to 2000.

        Foreign exchange losses increased by $32 million to $148 million, or 27%, from $116 million in 2000. This increase was primarily due to the devaluation of the Argentine peso from a fixed peso-dollar exchange rate in December 2001. Foreign exchange losses from our Brazilian operations decreased in 2001 compared to 2000 despite the real declining in value 16% against the U.S. dollar in 2001 compared to 9% in 2000. The decrease was primarily due to a reduction in our exposure to foreign currency fluctuations in Brazil through the use of permanently invested intercompany loans.

        Income tax expense was $68 million in 2001 compared to an income tax expense of $12 million in 2000. Income tax expense in 2001 was higher compared to 2000 primarily due to higher taxable income.

        Minority interest was an expense of $72 million in 2001 compared to an expense of $37 million in 2000. The increase was due to the increase in income from continuing operations before minority interest.

        Net income.    Net income was $134 million in 2001 compared to $12 million in 2000. Net income in 2001 included a $7 million gain from the cumulative effect of a change in accounting principle related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 133. As a result of the adoption, commencing in 2001, we recorded unrealized gains and losses on previously unrecognized forward purchase and sales contracts as a component of cost of goods sold over the term of these contracts rather than on the delivery date for the underlying commodity. Also in 2001, we recorded a $3 million gain on the disposal of our baked goods division in Brazil, compared to a loss relating to the division in 2000. We sold this division in March 2001 for $59 million, net of expenses.

        If we had completed our August 2001 initial public offering and our March 2002 public offering on January 1, 2001, and applied the net proceeds of $278 million from our initial public offering and approximately $292 million from our public offering as described in the related prospectuses, our net income in 2001 would have increased by $26 million to $160 million.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net sales.    Net sales increased by 20% to $9,667 million in 2000 from $8,075 million in 1999.

        Net sales in our agribusiness segment grew by 15% to $6,327 million in 2000 from $5,517 million in 1999. Agribusiness segment net sales increased primarily due to higher sales volumes, partially offset by lower average agricultural commodity prices. The increase in sales volumes was caused by rapid growth in our international marketing operations, which increased sales volumes by 9.5 million metric tons compared to 1999, as well as an increase of 4.8 million metric tons in our grain origination business. The increase in volumes was due in part to higher sales of soybeans as a result of our decision to sell soybeans rather than process them into soybean meal and soybean oil. This decision was made because margins on soybean export sales were more favorable than margins available on soybean meal and soybean oil. Average selling prices of soy commodity products declined in our grain origination, oilseed processing and international marketing business lines due primarily to changes in China's import policies for soy commodity products and excess industry-wide oilseed processing capacity. See "—Industry Economic Conditions and Cyclicality."

        Net sales in our fertilizer segment increased by 142% to $1,466 million in 2000 from $605 million in 1999. Fertilizer segment net sales increased significantly as a result of the acquisition of Manah and Fosfertil and internal growth in our business. Average selling prices of our fertilizer products remained flat during 2000 compared to 1999. Excluding the effects of the acquisition of Manah and Fosfertil, sales volumes in our fertilizer segment increased by 14% in 2000 compared to 1999 driven by growth in the Brazilian agricultural sector. The acquisition of Manah and Fosfertil increased our sales volumes by 5.4 million metric tons in 2000.

        Net sales in our edible oil products segment decreased by 8% to $1,019 million in 2000 from $1,109 million in 1999. This decrease was primarily attributable to the adverse effects of the real devaluation and lower average selling prices due to competitive pressures in Brazil.

        Net sales in our wheat milling and bakery products segment decreased by 9% to $527 million in 2000 from $579 million in 1999. This decrease was primarily attributable to lower sales volumes and the adverse effects of the real devaluation.

        Net sales in our other segment increased by 24% to $328 million in 2000 from $265 million in 1999. The increase was primarily due to higher average selling prices in our soy ingredients and corn products businesses.

        Cost of goods sold.    Cost of goods sold, including impairment and restructuring charges of $49 million, increased by 20% to $8,984 million in 2000 from $7,463 million in 1999. Included in cost of goods sold were depreciation and depletion expenses of $141 million in 2000 and $94 million in 1999.

        Cost of goods sold in our agribusiness segment, excluding impairment and restructuring charges of $39 million recorded in 2000, increased by 14% to $6,065 million in 2000 from $5,314 million in 1999. This increase was primarily due to higher sales volumes in our grain origination and international marketing operations, offset by lower average prices of soy commodity products.

        Cost of goods sold in our fertilizer segment increased by 169% to $1,228 million in 2000 from $457 million in 1999. This increase was primarily because of higher sales volumes due to internal growth, the acquisition of Manah and Fosfertil and higher production costs. The higher production costs were attributable to our acquisition of Manah and Fosfertil. In addition, depreciation and depletion costs increased by $41 million in 2000 compared to 1999 due to the acquisition of Manah and Fosfertil.

        Cost of goods sold in our edible oil products segment, excluding impairment and restructuring charges of $5 million recorded in 2000, declined by 10% to $871 million in 2000 from $970 million in 1999. This decrease was primarily due to lower raw material costs and the effects of the real devaluation.

        Cost of goods sold in our wheat milling and bakery products segment declined by 4% to $476 million in 2000 from $494 million in 1999. This decrease was due to the effects of the real devaluation and lower sales volumes.

        Cost of goods sold in our other segment, excluding impairment and restructuring charges of $5 million recorded in 2000, increased by 29% to $295 million in 2000 from $228 million in 1999. This increase was primarily due to higher raw material costs in our soy ingredients and corn products businesses.

        Gross profit.    Gross profit increased by 12% to $683 million in 2000 from $612 million in 1999.

        Gross profit in our agribusiness segment increased by 10% to $223 million in 2000 compared to $203 million in 1999. Excluding $39 million in impairment and restructuring charges recorded in 2000, gross profit in the agribusiness segment increased by $59 million, or 29%. This increase was primarily due to growth in sales volumes in our grain origination and international marketing operations. A portion of the increase in volumes was due to our decision to sell more soybeans rather than process them into soybean meal and soybean oil.

        Fertilizer segment gross profit increased by 61% to $238 million in 2000 from $148 million in 1999. This increase was primarily due to the acquisition during 2000 of Manah and Fosfertil and internal growth in our business.

        Gross profit in our edible oil products segment increased by 3% to $143 million in 2000 from $139 million in 1999. Excluding $5 million in impairment and restructuring charges recorded in 2000, gross profit in the edible oil products segment increased by $9 million, or 7%. The increase was primarily due to lower raw material costs partially offset by lower average selling prices and the effects of the real devaluation.

        Gross profit in our wheat milling and bakery products segment declined by 40% to $51 million in 2000 from $85 million in 1999. The decrease was due primarily to decreases in sales volumes and the adverse effects of the real devaluation.

        Gross profit in our other segment decreased by 24% to $28 million in 2000 from $37 million in 1999. Excluding $5 million in impairment and restructuring charges recorded in 2000, gross profit in our other segment declined by $4 million, or 11%. The decline was due primarily to higher raw material costs partially offset by higher average selling prices in our soy ingredients and corn products businesses.

        Selling, general and administrative expenses.    SG&A increased by 17% to $387 million in 2000 from $332 million in 1999. SG&A increased by $21 million in the agribusiness segment principally due to the full year of operations in 2000 of our Council Bluffs, Iowa oilseed processing facility and growth of our international marketing operations and by $43 million in the fertilizer segment due to the acquisition of Manah and Fosfertil, while the edible oil products segment increased by $11 million due to higher advertising and promotional expenses. SG&A in the wheat milling and bakery products segment decreased by $20 million primarily due to the effects of the real devaluation. SG&A expenses in our other segment increased primarily due to higher promotional expenses relating to our soy ingredients and corn products businesses.

        Income from operations.    Income from operations increased by 6% to $296 million in 2000 from $280 million in 1999. Income from operations in our agribusiness segment remained flat as a result of higher gross profit in our grain origination and international marketing operations, offset by higher SG&A relating to the full year of operations of our Council Bluffs, Iowa oilseed processing facility and the growth of our international marketing operations. The increase was due to the acquisitions during 2000 of Manah and Fosfertil and internal growth in our fertilizer segment. The increase was partially offset by a decrease in income from operations in edible oil products which declined due to increases in SG&A expenses and decreases in wheat milling and bakery products due to a decline in sales volumes and the adverse effects of the real devaluation. Income from operations in our other segment decreased primarily due to lower average selling prices in our corn products business.

        Non-operating items.    A summary of significant non-operating items for the periods indicated follows.

	Year Ended December 31,
	1999	2000
	(US$ in millions)
Interest income	$156	$138
Interest expense	(166)	(202)
Interest expense on debt financing readily marketable inventories	(40)	(52)
Foreign exchange	(255)	(116)
Other income	9	7

Total	$(296)	$(225)

        Interest income decreased by $18 million, or 12%, from 1999, primarily due to lower levels of invested cash. Interest expense increased by $36 million, or 22%, from 1999 because of higher levels of debt assumed as a result of the Manah and Fosfertil acquisitions and higher working capital level requirements attributable to higher accounts receivable generated by growth in our international marketing operations. Interest expense on debt used to finance readily marketable inventories increased by $12 million, or 30%, from 1999 as a result of growth in our international marketing activities.

        Foreign exchange losses decreased by $139 million, or 55%, from 1999. This was primarily due to changes in exchange rates between the real and the U.S. dollar, as the real declined in value against the U.S. dollar by 9% in 2000 compared to 32% in 1999. The decline was also attributable to lower hedging costs due to our use of alternative hedging instruments such as options and lower swap costs due to lower interest rates in Brazil.

        Income tax expenses were $12 million in 2000 compared to an income tax benefit of $27 million recorded in 1999. Income tax expenses in 2000 were higher than 1999 due to the improved operating results of our subsidiaries. The income tax benefit in 1999 was a result of the tax losses recorded by our Brazilian subsidiaries due primarily to the devaluation of the real. This tax benefit was partially offset by the recording of valuation allowances in 1999.

        Minority interest was an expense of $37 million in 2000 compared to income of $4 million in 1999. This change was primarily due to the additional minority interest in Manah and Fosfertil.

        Net income.    Net income was $12 million in 2000 compared to a net loss of $5 million in 1999 due to the aforementioned factors. Loss on discontinued operations of our Brazilian baked goods division was $10 million in 2000 and $20 million in 1999.

B. Liquidity and Capital Resources

        Capital expenditures were $230 million in 2001, $184 million in 2000 and $140 million in 1999. The majority of these capital expenditures related to efficiency improvements to reduce costs, equipment upgrades due to changes in technology and business expansion. In 2001, we continued a number of revenue enhancing projects which we began in 2000 and are near completion, including constructing a sulfuric acid plant in Brazil for our fertilizer segment, as well as the completion of additional agricultural commodities' storage facilities in North America and Brazil and the upgrade of our Destrehan, Louisiana export elevator. Also, in 2001 we began the expansion of our oilseed processing plant in Rondonópolis, Brazil. After construction is completed, the Rondonópolis plant will be the largest oilseed processing plant in Brazil. In 2000, we completed the construction of our soy ingredients plant in Esteio, Brazil. In 1999, we completed the construction of our oilseed processing facility in Council Bluffs, Iowa, and an edible oil refinery in Decatur, Alabama. Although we have no current material commitments for capital expenditures, we intend to invest approximately $300 million in capital projects in each of 2002 and 2003, primarily for efficiency improvements, technological upgrades to our existing facilities and business expansion.

        In March 2002, we completed our acquisition of La Plata Cereal, an Argentine agribusiness company. The purchase price was approximately $45 million in cash and assumed debt.

        During 2001, we acquired an additional 3% interest in Fosfertil for $21 million and increased our interest in Bunge Fertilizantes by 2% through an acquisition of shares for $9 million in cash. During 2000, we acquired Manah for $47 million in cash, net of cash acquired of $36 million, and paid $24 million in cash to acquire the remaining 13% we did not already own of one of our Brazilian food products subsidiaries.

        In the first quarter of 2001, we received net proceeds of $59 million from the sale of Plus Vita S.A., our Brazilian baked goods division. Proceeds from disposal of property, plant and equipment were not significant in 2000 and 1999.

        Our principal sources of liquidity are cash flows from operations and borrowings under various short-term and long-term bank facilities and lines of credit. Our cash flows from operations are affected by agricultural commodity prices, demand for our products and the availability of raw materials. Prior to 2000, we obtained most of our financing on a decentralized basis at subsidiary levels. Since then, we have taken steps to coordinate our funding activities at the parent company level and access the international capital markets, raising a total of approximately $1 billion. These initiatives are designed to allow us to take advantage of lower financing costs worldwide. In December 2000, we received net proceeds of $163 million from the issuance of $170 million of redeemable preferred stock. We also issued $107 million of 8.51% three-year trust certificates and $18 million of 8.61% five-year trust certificates in December 2000. In addition, in 2000, Bunge International contributed $126 million of capital to us in the form of a secured note receivable. During 2001, Bunge International repaid in cash $50 million of the principal amount of this note. We increased our commercial paper facility in September 2001 to $750 million, under which $435 million was outstanding as of December 31, 2001 at an average interest rate of 2.1%. Our commercial paper program was rated investment grade by the three principal credit rating agencies. In the first quarter of 2002, we increased our commercial paper facility to $930 million, and we finalized a new $420 million three-year revolving credit facility and a $67 million two-year revolving credit facility. In the third quarter of 2001, we sold 18,775,100 common shares, or approximately 23% of our outstanding common shares, in an initial public offering, which resulted in net proceeds of $278 million after underwriting discounts, commissions and expenses. The net proceeds of the initial public offering were used to reduce indebtedness under our commercial paper program. In March 2002 we sold 16,093,633 common shares, or approximately 16% of our outstanding common shares in a public offering, which resulted in net proceeds of approximately $292 million, after underwriting discounts, commissions and expenses. We used net proceeds of $105 million to buy back shares held by minority shareholders, in connection with the corporate restructuring of our Brazilian subsidiaries, and the remainder to reduce indebtedness under our commercial paper program.

        Cash and cash equivalents at December 31, 2001 were $199 million. Included in our inventory at December 31, 2001 were readily marketable commodity inventories of $764 million. These agricultural commodities, which are financed with debt, are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Our current ratio, defined as current assets divided by current liabilities, was 1.4 at December 31, 2001. Due to our cash levels and the liquidity of our agricultural commodities inventory, we believe our working capital levels satisfy our present business needs.

        At December 31, 2001, we had $190 million outstanding and approximately $358 million available borrowing capacity under short-term lines of credit with a number of lending institutions. We had $435 million outstanding and approximately $315 million available borrowing capacity under our commercial paper program at December 31, 2001. At December 31, 2001, the available short-term lines of credit were committed to us for a period of one to three years. In addition, we have various long-term debt facilities at fixed and variable interest rates denominated in both U.S. dollars and reais, most of which mature between 2002 and 2009. As of December 31, 2001, we had $1,010 million outstanding under these long-term credit facilities. Of this amount, $365 million was secured by certain land, property, equipment and export commodity contracts, as well as shares of the capital stock of Bunge Fertilizantes, Fosfertil and Ultrafertil having a net carrying value of $572 million.

        The following summarizes our financial obligations and their expected maturities at December 31, 2001, and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

	As of December 31, 2001
	Total	Less than 1 year	1-3 years	After 3 years
	(US$ in million)
Commercial paper borrowings	$435	$435	$—	$—
Other short term borrowings	368	368	—	—
Long-term debt	1,010	180	549	281
Non-cancelable operating lease obligations	132	36	65	31

Total	$1,945	$1,019	$614	$312

        We have provided guarantees for the payment of long-term loans by our joint ventures. As of December 31, 2001 and 2000 these guarantees totaled approximately $30 million and $26 million, respectively.

        In the third quarter of 2001, we defeased $60 million of our outstanding long-term debt by depositing $62 million of U.S. treasury securities, which are sufficient to make payments of interest and principal on the scheduled payment dates for the benefit of the lenders. The defeased debt instrument was an export financing contract which, required us to export our products to certain customers. As a result of changes in our business, principally the expansion of our international marketing operations, this debt instrument was no longer commercially attractive to us. As a result of the defeasance, all of our rights and obligations with respect to the debt instrument have been released.

        We paid a quarterly cash dividend of 9.5 cents per share on November 29, 2001 to shareholders of record on November 15, 2001, and another quarterly cash dividend of 9.5 cents per share on February 22, 2002 to shareholders of record on February 8, 2002.

        Cash dividends on our preferred stock are payable quarterly based on three-month LIBOR plus a variable spread. As of December 31, 2001, we had accrued dividends of $10 million on the redeemable preferred stock, of which we have paid $9 million. Under the terms of the preferred stock agreement, if more than one quarterly dividend is unpaid, and upon the occurrence of certain other events, the preferred stockholders may, among other things, require us to arrange for the sale of their preferred stock to third parties at a price based on the issue price of the preferred stock plus accrued and unpaid dividends. As of December 31, 2001, there are no unpaid quarterly dividends on the preferred stock.

        Our long-term debt agreements, commercial paper program and the three-year revolving credit facility require us to comply with specified financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. We are in compliance with these covenants. We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could adversely affect our ability to renew existing, or to obtain access to new, credit facilities in the future and would increase the cost of such facilities to us. For example, a downgrade in our credit rating would preclude us from issuing commercial paper under our current program. Should this occur, we have contractual alternative sources of funding available to us, although these would be at higher costs than our commercial paper program.

        We do not expect any existing legal or contractual restrictions on the ability of our subsidiaries to transfer funds to us to have any impact on our ability to meet our cash obligations.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143) effective January 1, 2003 and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144) effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. We are evaluating the effect SFAS No. 143 will have on our financial statements. The adoption of SFAS No. 144 did not affect our financial statements.

        In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 supercedes Accounting Principle Board (APB) Opinion No. 16, Business Combinations and changes the accounting for business combinations by requiring all business combinations to be accounted for using the purchase method, eliminating pooling-of-interests, except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 further clarifies the criteria for recognizing intangible assets separately from goodwill. SFAS No. 141 is effective for any business combination that is completed after June 30, 2001.

        SFAS No. 142 supercedes APB Opinion No. 17, Intangible Assets and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) by eliminating the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 will require us to complete a transitional goodwill impairment test six months from the date of adoption. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. At December 31, 2001, we had goodwill and other intangible assets, net of accumulated amortization, of $166 million, which will be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense was $7 million in 2001, $8 million in 2000 and $7 million in 1999. We are evaluating the effect SFAS No. 142 will have on our financial statements.

        Effective January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. As a result of this adoption, our net income increased in 2001 by $7 million, net of $4 million of tax expense for the fair value of previously unrecognized derivative instruments. We also recorded in other comprehensive income (loss) a loss of $3 million, net of a $2 million tax benefit for derivatives which hedge the variable cash flows of certain forecasted transactions. These adjustments are reported as a cumulative effect of change in accounting principle as of January 1, 2001.

        We minimize the effects of changes in price of agricultural commodities on our agribusiness inventories and agricultural commodities forward cash purchase and sales contracts by using exchange-traded futures and options contracts to minimize our net positions in these inventories and contracts. These inventories are stated at net realizable market value. Exchange-traded futures and options contracts, forward purchase contracts and forward sale contracts are valued at the quoted market price, adjusted for differences in local markets, as required by SFAS No. 133. Changes in the market value of inventories of merchandisable agricultural commodity inventories, forward purchase and sale contracts, and exchange-traded futures and options contracts, are recognized in earnings as a component of cost of goods sold. In 2001, we recognized an unrealized pre-tax gain of $19 million as a result of such changes in market value.

        We hedge portions of the soy commodities products used in and produced by our oilseed processing business. To do this, we use exchange-traded futures contracts that are designated as cash flow hedges. The changes in the market value of these futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains or losses arising from hedging transactions are deferred in other comprehensive income (loss), net of applicable taxes, and are recognized in cost of goods sold when the products associated with the hedged item are sold. In 2002, we expect to recognize in cost of goods sold an unrealized gain of $5 million, net of applicable tax, as a result of changes in the market value of these futures contracts.

        Unrealized gains and losses on the exchange-traded futures and options contracts, forward purchase and sale contracts and foreign currency swaps and options are classified on the balance sheet in other current assets or other current liabilities.

C. Research and Development, Patents and Licenses

        Our research and development activities are focused on developing products and techniques that will drive growth or otherwise add value to our core business lines.

        In our food products division, we have established two regional centers of excellence, one located in the United States and the other in Brazil, to develop and enhance technology and processes associated with food products and marketing. Our center in the United States focuses on edible oil products and our center in Brazil focuses on soy ingredients. In addition, we have a regional research and development bakery center in the United States.

        Our total research and development expenses were $6 million in 2001, $5 million in 2000 and $4 million in 1999. As of December 31, 2001, our research and development organization consisted of approximately 86 employees worldwide.

        We own trademarks on the majority of the brands we produce in our food products and fertilizer divisions. We typically obtain long-term licenses for the remainder. We recognize that consumer knowledge of and loyalty to our brand names and trademarks are vital to our long-term success. We have patents covering some of our products and manufacturing processes; however we do not consider any of these patents to be material to our business.

D. Trend Information

Operating Performance

        In each of our business divisions, operating performance is affected by the following key factors.

  Agribusiness

        In the agribusiness division, we purchase, store, process, transport, merchandise and finance agricultural commodities, principally soybeans, soybean meal and soybean oil, which we collectively refer to as soy commodity products. In our grain origination, oilseed processing and international marketing operations, soy commodity products represent 60%, 100% and 76%, respectively, of our total sales volumes for these business lines. In this division, profitability is principally affected by the price of soy commodity products, the volatility of the prices for these products and the relationship among those prices. Prices, in turn, are affected by the perceived and actual availability of, and demand for, soy commodity products. Availability is affected by weather conditions in North America, Brazil and Argentina, governmental trade policies and growing patterns, including substitution by farmers of other agricultural commodities for soybeans. Demand is affected by growth in worldwide consumption of food products and the price of substitute agricultural products. In addition, the high capital costs and time required to construct oilseed processing facilities may cause imbalances between industry-wide levels of oilseed processing capacity and demand for soy commodity products. The relationship among the prices for the various soy commodity products may be affected by these imbalances. The effect of these factors on soybean, soybean meal and soybean oil prices will affect our decisions regarding whether and when to purchase, store, process, transport or merchandise these commodities.

        Because agricultural commodity prices are often volatile, we believe net sales are not a reliable indicator of performance in the agribusiness division. Gross profit is a key measure we use to evaluate the success of this division. Gross profit reflects the net margin we earn on the difference between the purchase and sales prices of agricultural commodities, less the costs of storing, processing and transporting those agricultural commodities based upon the volumes we transact.

  Fertilizer

        In the fertilizer division, demand for our products is affected by the profitability of the Brazilian agricultural sector, agricultural commodity prices, the types of crops planted, the number of acres planted and weather related issues affecting the success of the harvest. The continued development of the Brazilian agricultural sector has had, and we expect will continue to have, a positive impact on demand for our fertilizer products. Our cost of goods sold in the fertilizer business principally consists of the cost of our primary raw materials, which are nitrogen, phosphate and potassium.

  Food Products

        In the food products division, our net sales are affected by competition, changes in eating habits, Brazilian currency fluctuations and changes in general economic conditions in our principal markets, the United States and Brazil. During an economic downturn, such as the one experienced in Brazil after the 1999 devaluation of the real, consumers tend to purchase less expensive food products in lieu of premium brands, thus negatively impacting our net sales and gross profit. Competition in this industry has intensified in the past several years due to consolidation in the supermarket industry and competitors' attempts to regain market share. Profitability in this division is also affected by the mix of products that we sell. Our cost of goods sold in our food products division is principally affected by fluctuations in agricultural commodity prices.

Industry Economic Conditions and Cyclicality

        Demand for agricultural commodities has continued to increase due to growth in world population despite the occurrence of regional economic downturns. However, beginning in the latter half of 1998, gross profit margins in our oilseed processing business declined significantly due to excessive industry-wide processing capacity. The effects of these adverse industry conditions on our business were exacerbated by increases in consumption of non-soy oils, particularly palm and rapeseed, and by China's shift to oilseed purchases in lieu of meal and oil.

        During 2000, we and other global oilseed processors responded to these events by closing older, less efficient facilities in Brazil and the United States. This resulted in a reduction in industry overcapacity in Brazil and the United States. Since then, the closing of less efficient oil processing plants and renewed growth in developing countries has contributed to an improved balance in the industry between demand and processing capacity, contributing to a recovery in profitability. In addition, we expect the European ban on the use of meat and bone meal in animal feed and improvements in Asian economies to increase long-term demand for soybean meal. These factors improved our oilseed processing gross profit margins beginning in the fourth quarter of 2000.

        In September 2001, China became a member of the World Trade Organization, or WTO. As part of its entry into the WTO, China agreed to certain trade liberalization measures, including the gradual reduction of its agricultural import tariffs. We believe that these tariff reductions will eventually result in increased sales volumes of our products in China.

Effects of Energy Shortages in Brazil

        The drought that occurred in Brazil in the first half of 2001 resulted in energy shortages since approximately 95% of Brazil's electricity supply is derived from hydroelectric power. In May 2001, the Brazilian government announced a rationing plan pursuant to which consumers were required to reduce their consumption of electricity by 20% compared to the same period in the prior year or face fines and/or forced interruption of power. The reduced supply of energy in Brazil also resulted in higher market prices for electricity. We implemented energy conservation measures that allowed us to meet the government quotas without significant disruption in our operations or a material increase in our energy costs. Our measures included shifting production to regions of Brazil that were not restricted by rationing, using alternative sources of electricity and continuing an intensive internal conservation program. We do not anticipate energy shortages in 2002 as rainfall levels have increased. In addition, the Brazilian government ended its energy rationing plan in March 2002.

Effects of Currency Fluctuations on Our Business

        Over 80% of our net sales, comprised of our agribusiness division and our U.S.-based food products division net sales, are invoiced in U.S. dollars or linked to dollar prices. In addition, the value of our agricultural commodities inventories is linked to dollar prices. Furthermore, the Brazilian fertilizer industry, due to its relationship to the agricultural sector, which derives its profitability from dollar-based international commodity prices, has historically been able to adjust its sales prices in response to the effects of exchange rate fluctuations on imported raw material costs. However, our food products division's net sales in Brazil, which comprised approximately 9% of our total net sales in 2001, were denominated in Brazilian reais.

  Brazil

        In early 1999, the Brazilian government allowed the real to float freely, resulting in a 32% devaluation against the U.S. dollar in 1999. This change in monetary policy continued to cause volatility in exchange rates, and the real declined an additional 9% in 2000 and 16% in 2001 against the U.S. dollar. These and prior devaluations have had a negative effect on our real-denominated revenues. A devaluation of the real affects our consolidated financial statements by:

  •
  reducing our real-denominated net sales as a result of the translation of those amounts into U.S. dollars for consolidation purposes at weakening exchange rates;

  •
  reducing our real-denominated selling, general and administrative and depreciation, depletion and amortization expenses, as well as other real-denominated operating costs as a result of the translation of those amounts for consolidation purposes into U.S. dollars at weakening exchange rates;

  •
  generating foreign exchange transaction gains or losses on U.S. dollar-denominated monetary assets and liabilities of our Brazilian subsidiaries, which are reflected in our consolidated statements of income;

  •
  generating economic gains based on changes in market value of our readily marketable agricultural inventories, which are linked to U.S. dollar prices;

  •
  increasing our foreign currency hedging costs due to higher risk premiums, which increases are reflected in our consolidated statements of income; and

  •
  generating foreign currency translation losses on the net assets of our Brazilian subsidiaries, which are reflected in other comprehensive income (loss).

  Argentina

        During the second half of December 2001, the Argentine government suspended foreign currency trading. In January 2002, the government abandoned the fixed peso-dollar exchange rate and created a dual exchange rate system, with a fixed exchange rate of 1.40 pesos to the U.S. dollar reserved mainly for trade and government related operations, including our exports and trade-related loans, and a free market rate for all other transactions. The peso free market opened on January 11, 2002. The exchange rate at which significant trades began was approximately 1.65 pesos to the U.S. dollar. Thereafter, the exchange rate fluctuated between 1.60 and 2.07 pesos to the U.S. dollar until February 3, 2002, when the Argentine government abandoned the dual exchange rate system and imposed additional foreign currency limitations. Between February 11, 2002, when the Argentine markets reopened, and March 27, 2002, the exchange rate fluctuated between 1.92 and 3.40 pesos to the U.S. dollar.

        A devaluation of the peso affects our consolidated financial statements by:

  •
  reducing our peso-denominated selling, general and administrative and depreciation expenses, as well as other peso-denominated operating costs as a result of the translation of those amounts for consolidation purposes into U.S. dollars at weakening exchange rates;

  •
  generating foreign exchange transactions gains or losses on U.S. dollar-denominated monetary assets and liabilities of our Argentine subsidiaries, which are reflected in our consolidated statements of income;

  •
  generating economic gains based on changes in market value of our readily marketable agricultural inventories, which are linked to U.S. dollar prices; and

  •
  generating foreign currency translation losses on the net assets of our Argentine subsidiaries, which are reflected in other comprehensive income (loss).

        As a result of the Argentine economic crisis, in December 2001 we recorded a $20 million provision against recoverable taxes from the Argentine government. However, the effect of the Argentine devaluation on our net income for the year ended December 31, 2001 was minimal. Included in other comprehensive income (loss) for the year ended December 31, 2001 was a foreign exchange translation loss of $71 million representing the translation of our Argentine assets and liabilities under the dual exchange rates, using the most appropriate rate for each individual asset and liability.

        On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% export tariff on raw grains and a 5% export tariff on manufactured agricultural and industrial goods, including soy meal. Taking into account our recent acquisition of La Plata, we expect our grain export volumes from Argentina in 2002 to be approximately 3.0 million metric tons, and our soy product export volumes to be approximately 4.4 million metric tons. There is significant uncertainty in the Argentine soybean market as to how these new burdens will be shared between growers and exporters, like us. Due to the low trading volume during the Argentine soybean off-season, this uncertainty could last for several weeks until farmers must begin selling their harvests and price negotiations again become meaningful, making it difficult for us to predict whether and to what extent our Argentine gross profits and net income will be adversely affected.

  Foreign Currency Exposure

        During 2000, we initiated measures to reduce our exposure to foreign currency fluctuations in Brazil and Argentina, particularly their effects on our results of operations. These measures included replacing the third party U.S. dollar-denominated debt of our Argentine and Brazilian subsidiaries with permanently invested intercompany loans. These loans do not require cash payment of principal and are treated analagous to equity for accounting purposes. Therefore, the foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss) in contrast to foreign exchange gains or losses on third party debt, which are recorded in non-operating income (expense)-net in our consolidated statements of income.

Derivatives

        We enter into agricultural commodity derivative contracts, including agricultural commodity exchange-traded futures and options, to hedge our inventories, purchase and sale contracts and production requirements. We also enter into derivative financial instruments, including foreign currency swaps and purchased call options, to limit exposure to changes in foreign currency exchange rates with respect to our foreign currency denominated assets and liabilities. We only enter into derivatives that are related to our inherent business and financial exposure as a global agribusiness company. We do not enter into derivative contracts to obtain financing.

Seasonality

        In our agribusiness division, we do not experience material seasonal fluctuations in volume since we are widely diversified in the global agribusiness market. The worldwide need for food is not seasonal and increases together with growing populations. The geographic balance of our grain origination assets in North and South America also assures us a more consistent supply of agricultural commodities throughout the year. However, there is a degree of seasonality in our gross profit, as our higher margin oilseed processing operations experience higher volumes in the second, third and fourth quarters due to the timing of the soybean harvests. In addition, price and margin variations and increased availability of agricultural commodities at harvest times often cause fluctuations in our inventories and short-term borrowings.

        In our fertilizer division, we are subject to consistent seasonal trends based on the agricultural growing cycle in Brazil. As a result, fertilizer sales are significantly higher in the third and fourth quarters of our fiscal year.

        In our food products division, there are no significant seasonal effects on our business.

Income Taxes

        As a Bermuda exempted company, we are not subject to income taxes in our jurisdiction of incorporation. However, our subsidiaries, which operate in several tax jurisdictions, principally the United States and Brazil, are subject to income taxes at various statutory rates.

        Our U.S. export sales of agricultural commodities and certain food products have been subject to favorable U.S. tax treatment, thus lowering our overall tax liabilities and thereby reducing our income tax expense by $10 million in 2001. However, this favorable tax treatment was successfully challenged by the European Union before the World Trade Organization in 2001. This unfavorable ruling by the WTO could prompt the U.S. Congress to change or eliminate this favorable tax treatment on our U.S. agricultural commodities export sales.

        In Brazil, our operations have generated a significant amount of net operating losses, a large portion of which are attributable to the devaluation of the Brazilian real in 1999. However, we are required to reduce portions of these net operating losses through valuation allowances based on our assessment of the likelihood of their realization. As of December 31, 2001, we had deferred tax assets related to net operating losses of $175 million, upon which we have a $64 million valuation allowance. The use of these net operating losses net of the valuation allowances will reduce our future tax liabilities.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

        The following table sets forth information for each of our directors, executive officers and other key employees. Unless otherwise stated, the address for our directors, executive officers and key employees is c/o Bunge Limited, 50 Main Street, White Plains, New York 10606.

Name	Position
Alberto Weisser	Chairman of the Board of Directors and Chief Executive Officer
Jorge Born, Jr.	Deputy Chairman and Director
Ernest G. Bachrach	Director
Enrique H. Boilini	Director
Michael H. Bulkin	Director
Octavio Caraballo	Director
Francis Coppinger	Director
Bernard de La Tour d'Auvergne Lauraguais	Director
William Engels	Director
Carlos Braun Saint	Director
Ludwig Schmitt-Rhaden	Director
William M. Wells	Chief Financial Officer
Flavio Sá Carvalho	Chief Personnel Officer
João Fernando Kfouri	Managing Director, Food Products Division, Bunge Limited
Archibald Gwathmey	Managing Director, Bunge Global Markets, Inc.
John E. Klein	President, Bunge North America, Inc.
Vilmar de Oliveira Schürmann	President, Bunge Alimentos S.A.
Sergio Roberto Waldrich	President, Ceval Division, Bunge Alimentos S.A.
Jose Julio Cardoso de Lucena	President, Santista Division, Bunge Alimentos S.A.
Mario A. Barbosa Neto	President and Chief Executive Officer, Bunge Fertilizantes S.A.
Raul Padilla	President and Chief Executive Officer, Bunge Argentina S.A.

        Alberto Weisser is the Chairman of our board of directors and our Chief Executive Officer. Mr. Weisser has been with Bunge since July 1993. He has been a member of our board of directors since 1995, was appointed our Chief Executive Officer in January 1999 and became Chairman of the board of directors in July 1999. Prior to that, Mr. Weisser held the position of Chief Financial Officer. Prior to joining Bunge, Mr. Weisser worked for the BASF Group in various finance-related positions for 15 years. Mr. Weisser is also a member of the board of directors of Ferro Corporation and a member of the North American Agribusiness Advisory Board of Rabobank. Mr. Weisser has a bachelor's degree in Business Administration from the University of São Paulo, Brazil and has participated in several post-graduate programs at Harvard Business School. He also attended INSEAD's Management Development Program in France.

        Jorge Born, Jr. has been a member of our board of directors and our Deputy Chairman since 2001. He is also a director and Deputy Chairman of the board of directors of Bunge International Limited. Mr. Born is President and Chief Executive Officer of Bomagra S.A., a privately held company involved in the real estate, technology and communications equipment, hotel construction and management, farming and waste management industries in Argentina. He is also President of Hoteles Australes S.A., a joint venture with Accor S.A. of France, involved in the development, construction and management of hotels in Argentina and Uruguay. Prior to joining Bomagra in 1997, Mr. Born spent all of his professional life working for Bunge in various capacities in the commodities trading, oilseed processing and food products areas in Argentina, Brazil, the United States and Europe. He also served as head of Bunge's European operations from 1992 to 1997. Mr. Born is a graduate of the Wharton School of the University of Pennsylvania and a member of Wharton's Latin American Executive Board.

        Ernest G. Bachrach has been a member of our board of directors since 2001. Mr. Bachrach has been the Chief Executive Officer for Latin America of Advent International Corporation, a private investment firm, since 1990. Prior to joining Advent, Mr. Bachrach worked as Senior Partner, European Investments, for Morningside Group, a private investment group. Mr. Bachrach also serves as a member of the boards of CardSystem Upsi S.A., Aeroplazas S.A. de C.V., Consultoria Internacional S.A. de C.V., Arabela Holding S.A. de C.V., Farmacologia Argentina de Avanzada, Atgal Investments Corporation and Fort Demider S.A. He is also the President of Universal Assistance S.A. He has a B.S. in Chemical Engineering from Lehigh University and an M.B.A. from Harvard Graduate School of Business Administration.

        Enrique H. Boilini has been a member of our board of directors since 2001. Mr. Boilini has been a Managing Member of Farallon Capital Management, LLC and Farallon Partners, LLC, two investment management companies, since October 1996. Mr. Boilini joined Farallon in March 1995 as a Managing Director. Prior to that, Mr. Boilini had worked at Metallgessellschaft Corporation, where he had been the head trader of emerging market debt and equity securities since 1991. From 1989 to 1991, he was a Vice President at The First Boston Corporation, where he was responsible for that company's activities in Argentina. Prior to his tenure at First Boston, he worked for Manufacturers Hanover Trust Company. Mr. Boilini received an M.B.A. from Columbia Business School in 1988 and a Civil Engineering degree from the University of Buenos Aires School of Engineering.

        Michael H. Bulkin has been a member of our board of directors since 2001. Mr. Bulkin is a private investor. He retired as a Director of McKinsey & Company in 1993 after 30 years of service in which he served as a board member and in a variety of senior positions, most recently as head of McKinsey's New York and Northeast offices. Mr. Bulkin also serves as a member of the boards of Ferro Corporation, American Bridge Company and Specified Technologies Inc. He holds a Bachelor of Engineering Science degree from Pratt Institute, and a Master of Industrial Administration from Yale University.

        Octavio Caraballo has been a member of our board of directors since 2001. He is also a director of Bunge International Limited and has served as Chairman of the Board and President of Bunge International Limited. Mr. Caraballo is President of Las Lilas S.A., an Argentine company. Mr. Caraballo joined Bunge in 1967, serving in various divisions over the course of his career, including as head of the Bunge group's paints, chemicals and mining division. Prior to joining Bunge, he worked for several financial institutions in Europe. Mr. Caraballo received a Business Administration degree from Babson College and is a member of the Board of Trustees of Babson College.

        Francis Coppinger has been a member of our board of directors since 2001. He is also a director of Bunge International Limited. He is Chief Executive Officer of Publicité Internationale Intermedia Plc,

(PII) a joint-venture he established with the Michelin Group in December 1992. Based in Brussels, PII coordinates the media activities of the Michelin Group in Europe. Prior to his career with PII, Mr. Coppinger held a number of senior executive positions, including General Manager and Chairman, with Intermedia, a media buying agency based in Paris. He is a member of the board of directors of Intermedia. He holds a Bachelors degree in Economics from the University of Paris and attended the Institut d'Etudes Politiques de Paris.

        Bernard de La Tour d'Auvergne Lauraguais has been a member of our board of directors since 2001. He is also the Chairman of the board of directors of Bunge International Limited. Mr. de La Tour d'Auvergne Lauraguais joined Bunge in 1970 and held various senior executive positions in Argentina, Brazil and Europe in the agribusiness and food products divisions until his retirement in 1994. Mr. de La Tour d'Auvergne Lauraguais has a degree in Civil Engineering from the Federal Polytechnic School of the University of Lausanne, Switzerland and an M.B.A. from the Wharton School of the University of Pennsylvania.

        William Engels has been a member of our board of directors since 2001. He is also a director of Bunge International Limited. He is Group Controller for Quinsa, a Luxembourg-based holding company listed on the New York Stock Exchange, a position he has held since 1998. Prior to that, he served as Manager of Corporate Finance at Quinsa and as Vice President at Citibank, N.A. in London, responsible for European sales of Latin American investment products. Mr. Engels holds a B.S. from Babson College, an M.A. from the University of Pennsylvania and an M.B.A. from The Wharton School of the University of Pennsylvania.

        Carlos Braun Saint has been a member of our board of directors since 2001. He is also a director of Bunge International Limited. Mr. Braun Saint is a Vice President and director of Agroexpress S.A., an agribusiness company in Argentina, a position he has held since January 2001. Mr. Braun Saint is also employed by Bellamar Estancias S.A., another Argentine agribusiness company, where he has worked since February 1999. Prior to that, he worked for the Private Banking division of Banco Bilbao Vizcaya Argentaria for two years. Prior to that, Mr. Braun Saint attended Belgrano University in Argentina for four years.

        Ludwig Schmitt-Rhaden has been a member of our board of directors since 2001. He served as Chairman of the Board of Bunge International Limited from May 1997 to May 2001. Prior to serving as Chairman, Mr. Schmitt-Rhaden had been the Chief Executive Officer of Bunge International Limited since 1994. He joined Bunge International Limited in 1992, and before that served in various senior management and executive positions at Degussa AG in Germany, England, Canada, Italy, the Netherlands and United States, over a period of 18 years. Mr. Schmitt-Rhaden is also a member of the board of management of Buehler AG.

        William M. Wells has been our Chief Financial Officer since January 2000. Prior to that, Mr. Wells was with McDonald's Corporation for ten years, where he served in numerous capacities, including Chief Executive of System Capital Corporation, McDonald's dedicated finance company, Chief Financial Officer of McDonald's Brazil and Director of both U.S. and Latin American finance. Before McDonald's Mr. Wells was with Citibank in Brazil and New York. He has a Master's Degree in International Business from the University of South Carolina.

        Flavio Sá Carvalho has been our Chief Personnel Officer since 1998. Prior to joining Bunge, he served as Vice President of Human Resources at Aetna International, Inc. since 1994. Prior to that, he was with Bank of America in multiple capacities during his 12-year tenure, including Director of Human Resources for their Latin American operations, International Compensation and Benefits, Corporate Staffing and Planning and Vice President of International Human Resources. Mr. Sá Carvalho studied Mass Communications in Brazil and holds a M.S. in Education Research and Development from Florida State University.

        João Fernando Kfouri has been the Managing Director of our food products division since May 1, 2001. Prior to that, Mr. Kfouri was employed for 18 years with Joseph E. Seagram and Sons Ltd., most recently as President of the Americas division, with responsibility for North and South American operations. Prior to that, Mr. Kfouri worked for General Foods Corp., where he served in numerous capacities, including General Manager of Venezuelan operations. Mr. Kfouri received a degree in Business from the São Paulo School of Business Administration of the Getulio Vargas Foundation.

        Archibald Gwathmey has been the Managing Director of Bunge Global Markets, Inc. our international marketing division, since 1999. Mr. Gwathmey joined Bunge in 1975 as a trainee and has over 25 years experience in commodities trading and oilseed processing. During his career with Bunge, he has served as head of the U.S. grain division and head of the U.S. oilseed processing division. Mr. Gwathmey graduated from Harvard College with a B.A. in Classics and English. He has also served as a Director of the National Oilseed Processors Association.

        John E. Klein has served as President and Chief Executive Officer of Bunge North America, Inc. for 15 years. He has spent 25 years with the Bunge group, serving in Antwerp, Rotterdam, London, São Paulo, Buenos Aires, New York and St. Louis. Prior to joining Bunge, Mr. Klein practiced law for the New York law firm of Sullivan & Cromwell. Mr. Klein is a graduate of Princeton University and the University of Michigan Law School.

        Vilmar de Oliveira Schürmann is the President of Bunge Alimentos S.A., a company he founded in 1973, and has spent virtually his entire career in soybean and food processing. Prior to the founding of Ceval Alimentos, the predecessor company of Bunge Alimentos, Mr. Schürmann was a Project Engineer with the Brazilian Regional Development Bank for four years. His first professional position was with the Bunge group subsidiary of Samrig, where he served as a Chemical Engineer from 1964 to 1968. Mr. Schürmann received a B.S. in Chemical Engineering from Paraná State University.

        Sergio Roberto Waldrich has been the President of the Ceval Division of Bunge Alimentos S.A. since 2000. He joined Ceval Alimentos as a trainee in 1972. Mr. Waldrich worked in various production positions over his career with the company, eventually serving as head of the poultry division. When the poultry division was spun-off by Bunge into a separate company, Seara Alimentos S.A., Mr. Waldrich was named Vice President and General Manager of that company. He rejoined Ceval Alimentos in August 2000 as General Director and has been its President since the formation of Bunge Alimentos. Mr. Waldrich has a degree in Chemical Engineering from Blumenau and an M.B.A. from the University of Florianópolis. Mr. Waldrich is the former President of Brazilian Pork Industry Association and the Brazilian Port Export Association.

        Jose Julio Cardoso de Lucena has been the President of the Santista Division of Bunge Alimentos S.A. since 1997. He is also the President of Seara Alimentos S.A., a subsidiary of Bunge International Limited engaged in meat and poultry production. He joined the Bunge group in 1994, as President of Coral Paints, serving subsequently as Country Manager and Chief Executive Officer of Imperial Chemical Industries (ICI) when Coral Paints was sold to ICI. Mr. Cardoso has worked in corporate marketing positions for over 30 years, including positions at J. Walter Thompson, General Foods, Gillette and Phillip Morris. He received his Law Degree from the University of São Paulo and a graduate degree in Marketing from the Escola Superior de Propaganda e Marketing.

        Mario A. Barbosa Neto has been President and Chief Executive Officer of Bunge Fertilizantes S.A. since 1996 with the formation of Fertilizantes Serrana S.A., the predecessor company of Bunge Fertilizantes S.A. Mr. Barbosa Neto has over 20 years experience in the Brazilian fertilizer industry. Prior to joining Serrana, he served as superintendent of Fosfertil S.A. from 1992 to 1996 and was the Chief Financial Officer of Manah S.A. from 1980 to 1992. Mr. Barbosa Neto has a B.S. in Engineering from the University of São Paulo and an M.B.A. from the Getulio Vargas Foundation. In addition to serving on the board of directors of Bunge Fertilizantes, he serves as President of the Administrative

Council of Fosbrasil S.A., and is a board member of Fertifós, Ultrafertil, Alpargatas Santista Têxtil and Bunge Alimentos. Mr. Barbosa Neto is also Vice President of the International Fertilizer Association.

        Raul Padilla is the President and Chief Executive Officer of Bunge Argentina S.A., our oilseed processing and grain origination subsidiary in Argentina. He joined the company in 1991, becoming Chief Executive Officer and Commercial Director in 1999. Mr. Padilla has over 23 years experience in the oilseed processing and grain handling industries in Argentina, beginning his career with La Plata Cereal in 1977. He serves as President of the Argentinean National Oilseed Crushers Association, Vice President of the International Association of Seed Crushers and is a director of the Buenos Aires Cereal Exchange and the Rosario Futures Exchange. Mr. Padilla is a graduate of the University of Buenos Aires.

B. Compensation

Compensation of Directors and Executive Officers

        The aggregate amount of cash compensation that we paid to our directors and executive officers as a group (14 persons in all), for services in all capacities in 2001 was approximately $4.2 million. Part of this amount was in the form of performance related bonuses paid to our executive officers, based on the achievement of financial and strategic objectives. The aggregate number of stock options granted to our directors and executive officers as a group (14 persons in all), for services in all capacities in 2001 was 512,565, of which 162,000 have vested. The aggregate number of restricted stock awards granted to our executive officers (4 persons in all) for services in all capacities in 2001 was 49,201, none of which have vested. The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for our executive officers was approximately $188,000.

        The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of "independent" directors must approve any such determination. Eligible non-employee directors may also be compensated with stock options under our non-employee directors' equity incentive plan. Directors who serve on a committee receive additional compensation. We also reimburse directors for reasonable expenses incurred in attending meetings of the board, meetings of committees of the board and our general meetings.

Non-Employee Directors' Equity Incentive Plan

        To align all of our directors' interests with those of our shareholders and to appropriately incentivize our directors, we have adopted a non-employee directors' equity incentive plan. Under this plan, we periodically award stock options to members of the board who are not otherwise employees of Bunge or its subsidiaries as part of their director's compensation. Each non-employee director will receive an award of stock options under the plan at the time he or she initially becomes a member of the board. Eligible non-employee directors who were then serving on the board received an initial grant of stock options when the plan was adopted. We will grant only nonqualified stock options under our non-employee directors' equity incentive plan and the exercise price per share will be equal to the fair market value of a share at the time of grant. As of December 31, 2001, we had reserved up to 415,775 common shares for issuance under the non-employee directors' equity incentive plan, which reflects 0.5% of the total number of our common shares issued and outstanding as of that date. Our non-employee directors' equity incentive plan provides that up to 0.5% of our total common shares issued and outstanding may be issued pursuant to awards under the plan.

Employee Equity Incentive Plan

        We have adopted an employee equity incentive plan. As of December 31, 2001, we had reserved up to 4,099,000 common shares for issuance under our equity incentive plan, which reflects 5% of the total number of our common shares issued and outstanding as of that date. Our employee equity incentive plan provides that up to 5% of our total common shares issued and outstanding may be issued pursuant to awards under the plan. The purpose of the plan is to attract, retain and motivate our officers and employees, link compensation to the overall performance of the company in order to promote cooperation among our diverse areas of business and to create an ownership interest in the company with respect to these officers and employees in order align their interests with the interests of our shareholders. Under the plan, the compensation committee of the board may award equity-based compensation to our officers and other employees who make or are anticipated to make significant contributions to the company. Awards under the plan may be in the form of either qualified or nonqualified stock options, restricted stock or other awards that are based on the value of our common shares. The specific terms of each award made under the plan, including how such award will vest, will be described in an individual award agreement.

  Administration of the Plan

        The plan is administered by the compensation committee of the board. The committee has the discretion to determine who will receive awards under the plan as well as the terms of each individual award. The committee also has the discretion to interpret the terms of the plan and any corresponding award agreement, to amend the plan, and generally take all other actions necessary to administer the plan in our best interests. However, any power that may be exercised by the committee under the plan may also be exercised by the board.

  Options and Restricted Shares

        Stock options granted under the plan, upon vesting, will be exercisable for our common shares. The vesting period will be set forth in the individual award agreements. The exercise price per share will generally be the fair market value of a share on the date the stock option is granted. At the time our employment relationship with an officer or other employee terminates, such officer or employee will have a limited period of time to exercise any vested stock options he or she then holds. The period varies according to the reasons for the termination of employment.

        An award of restricted shares represents an award of shares to an officer or other employee that are subject to restrictions. The restrictions may be vesting restrictions, similar to those imposed on stock options, or performance-based restrictions. Until the restrictions lapse, the officer or employee holding an award of restricted stock risks forfeiture of the grant and he or she cannot transfer the shares subject to a restricted stock grant until the restrictions lapse. As of March 1, 2002, we have issued 1,975,373 stock options and 322,724 restricted shares under the plan.

  Non-Transferability of Awards; Adjustments Upon Merger or Change of Control

        Some restrictions apply to awards made under the plan. Awards are not transferable by the officer or other employee except in very limited circumstances and any shares received in connection with an award made under the plan may be subject to trading restrictions. Also, the committee has the right to modify the terms of the plan and any award granted thereunder if that we engage in a merger transaction or any corporate reorganization process.

C. Board Practices

        Our bye-laws provide that our business is to be managed and conducted by our board of directors. Our board of directors consists of eleven directors. Six of our directors serve as directors of our former parent company, Bunge International Limited. Our bye-laws provide that the lesser of one-third or two of our directors may be employed by us or by any entity in our group.

        Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Messrs. Born, Caraballo, de La Tour d'Auvergne Lauraguais and Engels are our Class I directors, and their term expires in 2004. Messrs. Coppinger, Braun Saint and Weisser are our Class II directors and their term expires in 2003. Messrs. Bachrach, Boilini, Bulkin and Schmitt-Rhaden are our Class III directors and their term expires in 2002. There is no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. There are no director's service contracts with Bunge or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

        Our bye-laws give our board of directors the authority to delegate its powers to a committee appointed by the board. Committees may consist partly or entirely of non-directors, except for the audit committee, which must consist only of directors. Our committees are required to conduct meetings and take action in accordance with the directions of the board and the provisions of our bye-laws.

  Compensation Committee

        Our compensation committee reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding equity-based compensation to our executive officers and other employees under our employee equity incentive plan. The committee also has the discretion to interpret the terms of the plan, to amend the plan and take all other actions necessary to administer the plan in our best interests. See "—Employee Equity Incentive Plan." The members of our compensation committee are Messrs. Bachrach, Bulkin, Coppinger and Schmitt-Rhaden.

  Audit Committee

        Our audit committee is responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit and other services provided by our independent auditors and evaluating our internal controls. The members of our audit committee are Messrs. Bachrach, Boilini, Coppinger and de La Tour d'Auvergne Lauraguais.

  Nominations Committee

        Our nominations committee considers and makes recommendations to the board concerning the proposal of candidates for election as directors. The members of our nominations committee are Messrs. Born, Bulkin, Caraballo and Schmitt-Rhaden.

  Finance and Risk Management Committee

        Our finance and risk management committee is responsible for reviewing and updating our risk management policies and risk limits on a periodic basis and advising the board on financial and risk management practices. The members of our finance and risk management committee are Messrs. Boilini, Born, de La Tour d'Auvergne Lauraguais and Engels.

D. Employees

        The following tables indicate the distribution of our employees by segment and geographic region at the dates indicated.

Employees by Division

	As of December 31,
	1999	2000	2001
Agribusiness	4,434	4,243	4,508
Fertilizer	2,193	5,994	5,796
Food products	8,233	7,861	7,056

Employees by Geographic Region

	As of December 31,
	1999	2000	2001
North America	3,542	3,250	3,339
South America	11,308	14,784	13,830
Europe	10	38	132
Asia/Pacific	0	26	59

        Many of our employees in the United States, Brazil and Argentina are represented by labor unions. Five of our collective bargaining agreements will expire during 2002, beginning in June. In general, we consider our employee relations to be good.

E. Share Ownership

        The following table sets forth information regarding the beneficial ownership of our common shares by each member of our board of directors and executive officers as of March 11, 2002 and after giving effect to the sale of the common shares in the March 2002 public offering. As of December 31, 2001, the average exercise price of options granted to our directors and executive officers was $17.00 and the average exercise period of such options was 10 years. For purposes of the table below, we deem stock options and restricted stock awards that have vested or will vest within 60 days of March 11, 2002 to be outstanding and to be beneficially owned by the person holding the options or awards.

	Shares Beneficially Owned
Name
	Number(1)	Percentage
Alberto Weisser	50,456	*
Jorge Born, Jr.	*	*
Ernest Bachrach	*	*
Enrique Boilini	*	*
Michael Bulkin	*	*
Octavio Caraballo(2)	288,152	*
Francis Coppinger(3)	733,842	*
Bernard de La Tour d'Auvergne Lauraguais(4)	216,124	*
William Engels	*	*
Carlos Braun Saint	*	*
Ludwig Schmitt-Rhaden	*	*
William M. Wells	12,601	*
Flavio Sá Carvalho	13,282	*
Andrew J. Burke(5)	—	*
João Fernando Kfouri	—	*

*
Less than 1%.

(1)
Common share amounts represent stock options or restricted share awards that have vested or will vest within the next 60 days.
(2)
Includes 267,488 common shares held directly, 16,200 vested stock options, and 4,464 common shares held by his wife, as to which he disclaims beneficial ownership.
(3)
Includes 16,200 vested stock options, 2,563 common shares held by his wife and 715,079 common shares held by a company owned by his wife. Mr. Coppinger shares voting and investment power with his wife over these securities.
(4)
Includes 199,921 common shares held directly, 16,200 vested stock options and 3 common shares held by his wife, as to which he disclaims beneficial ownership. 35,458 common shares over which Mr. de la Tour d'Auvergne Lauraguais had no voting or investing power but received the economic benefits of ownership were sold in the March 2002 offering.
(5)
Mr. Burke joined us as an executive officer in January 2002.

        We have adopted an employee equity incentive plan. For additional information about the employee equity incentive plan see "—Compensation—Employee Equity Incentive Plan."

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our common shares, and includes as adjusted ownership percentages to reflect the completion of our March 2002 public offering, for each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares as of February 15, 2002. All holders of our common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. The voting rights attached to common shares held by our major shareholders do not differ from those which attach to common shares held by any other holder.

        To our knowledge, as of December 31, 2001, 20,009,062 of our common shares were held by 18 record holders in the United States.

	Shares Beneficially Owned
Name of Beneficial Owner
	Number	Percent(1)
Wellington Management Company, LLP(2)	5,189,200	5.23%
Franklin Resources, Inc.(3)	4,991,610	5.03%
Charles B. Johnson(3)	4,991,610	5.03%
Rupert H. Johnson, Jr.(3)	4,991,610	5.03%

*
Less than 1%

(1)
Based on an estimated 99,248,733 shares outstanding as of March 22, 2002, excluding any additional common shares that the beneficial owners named in this table may have acquired in the March 2002 public offering.

(2)
Based upon information filed by Wellington Management Company, LLP with the Securities and Exchange Commission on Schedule 13G on February 13, 2002. Based on the Schedule 13G, Wellington Management Company, LLP, in its capacity as investment advisor, may be deemed to beneficially own 5,189,200 common shares that are held of record by its clients.

(3)
Based upon information filed by Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. with the Securities and Exchange Commission on Schedule 13G on February 14, 2002. Based upon the Schedule 13G, Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed to share beneficial ownership of the 4,991,610 shares with Franklin Resources, Inc. by virtue of each owning in excess of 10% of the outstanding common stock of Franklin Resources, Inc. Franklin

  Resources, Inc. is a parent holding company and our common shares are held by certain of its investment advisory subsidiaries. These investment advisory subsidiaries have the following holdings: Franklin Advisers, Inc. has the sole power to direct the vote of and dispose of 2,946,800 of such shares; Franklin Advisory Services, LLC has the sole power to direct the vote of and dispose of 1,600,000 of such shares; and Frankin Private Client Group, Inc. has the sole power to dispose of 444,810 of such shares. Based upon the Schedule 13G, each of Franklin Resources, Inc., its investment advisory subsidiaries, Mr. Charles Johnson and Mr. Rupert Johnson disclaim any economic interest or beneficial ownership of our common shares.

B. Related Party Transactions

Financing Transactions and Capital Contributions

        Bunge International has guaranteed from time to time some of our subsidiaries' intercompany debt. We have also provided guarantees for the payment of long-term loans by our joint ventures. As of December 31, 2001, these guarantees totaled approximately $30 million.

        In 2000, Bunge International contributed $126 million of capital to us in the form of a long-term secured note. As of December 31, 2001, Bunge International paid in cash $50 million of the principal amount of this note to us. Bunge International also made capital contributions to us of $93 million in 1999.

Corporate and Administrative Services

        Prior to our initial public offering, Bunge International allocated some general corporate overhead costs to us. The corporate overhead costs allocated to us were $22 million in 2000 and $25 million in 1999. We believe that the allocation of these costs to us were not materially different from the actual expenses we would have incurred as a stand-alone entity.

        We have entered into an administrative services agreement with Bunge International under which we provide corporate and administrative services to Bunge International, including financial, legal, tax, accounting, human resources administration, insurance, employee benefits plans administration, corporate communication and management information system services. The agreement has a quarterly term that is automatically renewable unless terminated by either party. Bunge International will pay us for the services rendered on a quarterly basis based on our direct and indirect costs of providing the services.

Product Sales

        We sell soybean meal and fertilizer products at market prices to Seara Alimentos S.A., a subsidiary of Bunge International engaged in meat and poultry production. The amounts of these sales were $12 million in 2001, $20 million in 2000 and $4 million in 1999.

C. Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

        See Item 19 for a list of financial statements filed under Item 18.

Export Sales

        Our consolidated export sales in 2001, 2000 and 1999, were $5,126 million, $4,000 million and $2,964 million, respectively. Our export sales volumes for 2001, 2000 and 1999, were 38.2 million, 28.8 million and 13.9 million, respectively, representing 53%, 48% and 34% of our total sales volumes during these years, respectively.

Legal Proceedings

        We are party to various legal proceedings in the ordinary course of our business. Although we cannot accurately predict the amount of any liability that may arise with respect to any of these matters, we do not expect any proceeding, if determined adversely to us, to have a material adverse effect on our consolidated financial position, results of operations or cash flows. Although we vigorously defend all claims, we make provision for potential liabilities when we deem them probable and reasonably estimable. These provisions are based on current information and legal advice and are adjusted from time to time according to developments.

        We are subject to pending tax claims by Brazilian federal, state and local tax authorities, numbering approximately 706 individual cases. As of December 31, 2001, these claims represented in the aggregate approximately $297 million and averaged approximately $421,000 per claim. The Brazilian tax claims relate to income tax claims, value added tax claims and sales tax claims. The determination of the manner in which various Brazilian federal, state and municipal taxes apply to our operations is subject to varying interpretations arising from the complex nature of Brazilian tax laws and changes in those laws. In addition, we have approximately 342 individual claims pending against Brazilian federal, state and local tax authorities to recover taxes previously paid by us. As of December 31, 2001, these claims represented in the aggregate approximately $329 million and averaged approximately $1 million per claim.

        We are also party to a number of labor claims relating to our Brazilian operations. Court rulings under labor laws in Brazil have historically ruled in favor of the employee-plaintiff. We have reserved $76 million as of December 31, 2001 in respect of these claims. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

        We have not yet received approval from the Brazilian antitrust commission for our acquisition of Manah. In April 2001, an office of the Brazilian Ministry of Finance issued a non-binding advisory opinion recommending approval of the Manah acquisition subject to the divestiture of either one of our existing phosphate facilities or Manah's equity interest in Fosfertil. The opinion was based on a finding of potential anticompetitive effects in the central region of Brazil. The opinion also recommended that the Brazilian antitrust commission initiate an administrative action against Ultrafertil S.A., a subsidiary of Fosfertil, in a pending, unrelated antitrust matter. In addition to the opinion of the office of the Ministry of Finance, Brazilian law provides for the issuance of additional non-binding opinions from the Ministry of Justice and the Attorney General of the Brazilian antitrust commission before the antitrust commission issues its final decision. The timing of the approval process is uncertain and may not be forthcoming until 2003 or later.

        The Brazilian securities commission is investigating Bunge Alimentos and its former and current management for possible non-compliance with Brazilian accounting rules and procedures that occurred prior to our acquisition of Bunge Alimentos in 1997. This investigation was initiated by minority shareholders of Bunge Alimentos after we, pursuant to applicable Brazilian accounting regulations, reduced the company's corporate capital after acquiring Bunge Alimentos.

        In May 2001, the Brazilian securities commission notified Bunge Alimentos and Bunge Fertilizantes that it is reviewing their accounting for deferred income taxes, particularly the valuation allowances recorded against net operating losses, asserting that the valuation allowances should be higher. As accounting rules under generally accepted accounting principles in Brazil differ from generally accepted accounting principles in the United States with respect to accounting for deferred tax valuation allowances, we expect that the ultimate outcome of this review will not impact our consolidated financial statements.

Dividend Policy

        We intend to pay cash dividends to our shareholders on a quarterly basis. However, any future determination to pay dividends will, subject to the provisions of Bermuda law, be at the discretion of our board of directors and will depend upon then existing conditions, including our financial condition, results of operations, contractual and other relevant legal or regulatory restrictions, capital requirements, business prospects and other factors our board of directors deems relevant. Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

        We paid a dividend of 9.5 cents per share on November 29, 2001 to shareholders of record on November 15, 2001, and another dividend of 9.5 cents per share on February 22, 2002 to shareholders of record on February 8, 2002.

Item 9. The Offer and Listing

A. Offer and Listing Details

        The following table sets forth, for the periods indicated, the high and low closing prices of our common shares, as reported on the New York Stock Exchange.

August 1, 2001—August 31, 2001
High	$18.25
Low	$15.85
September 1, 2001—September 30, 2001
High	$18.25
Low	$16.50
October 1, 2001—October 31, 2001
High	$18.50
Low	$15.95
November 1, 2001—November 30, 2001
High	$19.35
Low	$18.00
December 1, 2001—December 31, 2001
High	$24.15
Low	$19.35
January 1, 2002—January 31, 2002
High	$24.00
Low	$18.60
February 1, 2002—February 28, 2002
High	$20.10
Low	$19.00
March 1, 2002—March 27, 2002
High	$21.65
Low	$19.02

B. Plan of Distribution

        Not applicable.

C. Markets

        Our common shares have been listed on the New York Stock Exchange under the symbol "BG" since our initial public offering in August 2001. Prior to that time, there was no public market for our common shares.

D. Selling Shareholders

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the Issue

        Not applicable.

Item 10. Additional Information

A. Share Capital

        Not applicable.

B. Memorandum and Articles of Association

        For certain information about our memorandum of association, the rights, preferences and restrictions attaching to our shares and our bye-laws, please see "Description of Share Capital" in our Registration Statement on Form F-1 (Reg. No. 333-81322), as declared effective by the Securities and Exchange Commission on March 12, 2002.

C. Material Contracts

        We have not entered into any material contracts outside the normal course of our business.

D. Exchange Controls

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

        The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that were issued by us in our August 2001 initial public offering and our March 2002 public offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

        In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

E. Taxation

Bermuda Tax Consequences

        The following discussion is the opinion of Conyers Dill & Pearman, our special Bermuda tax counsel. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016, be applicable to us or to any of our operations or to our shares or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

United States Federal Income Tax Consequences

        The following discussion, except for the specific discussion regarding Bunge's possible U.S. federal income tax characterization as a PFIC under the caption "—Passive Foreign Investment Company Status," is the opinion of Shearman & Sterling, our special federal tax counsel, as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares that may be relevant to you if you are a U.S. holder (as defined below). For purposes of this discussion, a U.S. holder is a beneficial owner of our shares that, for U.S. federal income tax purposes, is (i) a U.S. citizen or resident alien individual, (ii) a corporation, or other entity taxed as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

        This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Moreover, this discussion deals only with our shares that you will hold as capital assets (generally, property held for investment), and does not apply to you if you are a member of a class of holders subject to special tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our shares as part of an integrated investment (including a straddle), persons owning, directly, indirectly or constructively, 10% or more of our voting stock and persons whose "functional currency" is not the U.S. dollar. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations.

        If you are considering buying our shares, we urge you to consult your own tax advisor as to the tax consequences relevant to the acquisition, ownership and disposition of our shares in light of your particular circumstances, including the effect of any state, local or non-U.S. laws.

  Distributions

        A distribution of cash or property received by you in respect of our shares generally will be considered a taxable dividend, and is includible in your gross income, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). In the event that a distribution by us exceeds the amount of such current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital to the extent of your tax basis in our shares, and thereafter as capital gain.

        The gross amount of any taxable dividend will be subject to U.S. federal income tax as ordinary dividend income and will not be eligible for the corporate dividends-received deduction. For U.S. foreign tax credit purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute "passive income" or in the case of certain U.S. holders "financial services income." The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. You are urged to consult your own tax advisors concerning the application of the U.S. foreign tax credit rules to your particular situation. If a taxable dividend is paid in a currency other than the U.S. dollar, the amount includible in your gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date you receive the dividend, regardless of whether the payment is actually converted into U.S. dollars. Gain or loss, if any, that you realize as a result of currency exchange fluctuations during the period from the date your include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. This gain or loss generally will be from sources within the United States for U.S. foreign tax credit purposes. We urge you to consult your own tax advisor concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

  Dispositions

        Upon a sale or other taxable disposition of our shares, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in our shares. Subject to the passive foreign investment company rules discussed below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held our shares for more than one year at the time of disposition. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to certain limitations under the Code. Any gain or loss you recognize on a sale or other taxable disposition of our shares generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

  Backup Withholding and Information Reporting

        Backup withholding and information reporting requirements may apply to you with respect to distributions by us, or to the proceeds of a sale or redemption of our shares. Under the backup withholding rules, we or any paying agent may be required to withhold tax from any such payment if you fail to furnish your correct taxpayer identification number, to certify that you are not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. holders (including, among others, corporations) are exempt from the backup withholding requirements. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against your U.S. federal income tax liability and may entitle you to receive a refund provided that the required information is furnished to the Internal Revenue Service (the "IRS").

  Passive Foreign Investment Company Status

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a "passive foreign investment company" (a "PFIC").

        A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

  •
  at least 75% of its gross income is "passive income"; or
  •
  on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

        For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions, other than gains derived from "qualified active sales" of commodities and "qualified hedging transactions" involving commodities, within the meaning of applicable Treasury regulations (the "Commodity Exception"). Based on certain estimates of our gross income and gross assets and relying on the Commodity Exception, we do not believe that we currently are a PFIC, and do not anticipate becoming a PFIC in the foreseeable future. However, since PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets (including, among others, less than 25% owned equity investments), and the nature of our activities (including our ability to qualify for the Commodity Exception or any similar exceptions), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our U.S. federal income tax characterization as a PFIC.

        If we are treated as a PFIC for any taxable year during which a U.S. holder held our shares, certain adverse consequences could apply to the U.S. holder (see discussion below). For this reason, if we are treated as a PFIC for any taxable year, a U.S. holder of our shares may desire to make an election to treat us as a "qualified electing fund" (a "QEF") with respect to such U.S. holder. Generally, a QEF election should be made on or before the due date for filing the electing U.S. holder's U.S. federal income tax return for the first taxable year in which our shares are held by such U.S. holder and we are treated as a PFIC.

        If a timely QEF election is made, the electing U.S. holder will be required to annually include in gross income (i) as ordinary income, a pro-rata share of our ordinary earnings, and (ii) as long-term capital gain, a pro-rata share of our net capital gain in either case, whether or not distributed by us. An electing U.S. holder that is a corporation will not be eligible for the dividends-received deduction in respect of such income or gain. In addition, in the event that we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our ordinary earnings and net capital gain in other taxable years.

        In certain cases in which a QEF does not distribute all of its earnings in a taxable year, electing U.S. holders may also be permitted to elect to defer the payment of some or all of their U.S. federal income taxes on the QEF's undistributed earnings, subject to an interest charge on the deferred tax amount.

        If we are treated as a PFIC for any taxable year during which a U.S. holder held our shares, we will provide to a U.S. holder, upon written request, all information and documentation that the U.S. holder is required to obtain in connection with its making a QEF election for U.S. federal income tax purposes.

        In general, if a U.S. holder of our shares fails to make a timely QEF election (or mark-to-market election, see discussion below) for any taxable year that we are treated as a PFIC, the U.S. federal income tax consequences to such U.S. holder will be determined under the so-called "interest charge" method. Under such regime, (i) any gain derived from the disposition of PFIC stock (possibly including a gift, exchange in a corporate reorganization or grant as security for a loan), as well as any "excess distribution" that is received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years, or the U.S. holder's holding period for the stock), would be treated as ordinary income that was earned ratably over each day in the U.S. holder's holding period for the PFIC stock, (ii) the portion of such gain or distribution that is allocable to prior taxable years, other than any year before we became a PFIC, would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder, and (iii) an interest charge would be imposed on the resulting U.S. federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before we became a PFIC. In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of an individual U.S. holder.

        IN MANY CASES, APPLICATION OF THE INTEREST CHARGE REGIME WILL HAVE SUBSTANTIALLY MORE ONEROUS U.S. FEDERAL INCOME TAX CONSEQUENCES THAN WOULD RESULT TO A U.S. HOLDER IF A TIMELY QEF ELECTION IS MADE. ACCORDINGLY, IF WE ARE TREATED AS A PFIC FOR ANY TAXABLE YEAR, WE URGE U.S. HOLDERS OF OUR SHARES TO CONSIDER CAREFULLY WHETHER TO MAKE A QEF ELECTION, AND THE CONSEQUENCES OF NOT MAKING SUCH AN ELECTION, WITH RESPECT TO AN INVESTMENT IN OUR SHARES.

        As an alternative to the QEF election, a U.S. holder of "marketable stock" in a PFIC may make a "mark-to-market" election, provided the PFIC stock is regularly traded on a "qualified exchange." Under applicable Treasury regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded stock in a PFIC.

        If the mark-to-market election is made, the electing U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

F. Dividends and paying agents

        Not applicable.

G. Statements by Experts

        Not applicable.

H. Documents on Display

        A copy of any or all of the documents deemed to be incorporated herein by reference, unless such documents have been modified or superseded as specified herein, may be obtained at our registered office as set out in "Item 4. Information on the Company—History and Development of the Company."

I. Subsidiary Information

        Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

        As a result of our global operating and financing activities, we are exposed to changes in agricultural commodity prices, interest rates and foreign currency exchange rates, which may affect our results of operations and financial position. We use derivative financial instruments for the purpose of minimizing the risks and/or costs associated with fluctuations in commodity prices and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, those fluctuations are generally offset by the value of the underlying exposures being hedged. The counterparties to these contractual arrangements are primarily major financial institutions or, in the case of commodity futures and options, a commodity exchange. As a result, credit risk arising from these contracts is not significant and we do not anticipate any significant losses. We do not expect the net cash requirements arising from our risk management activities to be material. Our finance and risk management committee supervises, reviews and periodically revises our overall risk management policies and risk limits. We only enter into derivatives that are related to our inherent business and financial exposure as a global agribusiness company. We do not enter into derivative contracts to obtain financing.

Commodities Risk

        We operate in many areas of the food industry from agricultural raw materials to production and sale of branded food products. As a result, we use and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, wheat and corn. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. We enter into various derivative contracts, primarily exchange traded futures and options, with the objective of managing our exposure to adverse price movements in the agricultural commodities used for our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are a combination of quantity and value at risk limits. We measure and review our sensitivity to our net commodities position on a daily basis.

        We used a sensitivity analysis to estimate our daily exposure to market risk on our agricultural commodity position. The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

	Year Ended December 31,
	2000		2001
	Fair Value	Market Risk	Fair Value	Market Risk
	(US$ in millions)
Highest long position	$243	$24	$209	$21
Highest short position	79	8	77	8
Average long position	$76	$8	$138	$14

        The increase in fair value of the average position for 2001 compared to 2000 was principally a result of an increase in our daily net agricultural commodity position.

Currency Risk

        Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swap and purchased option contracts to hedge currency exposures.

        When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Permanently invested intercompany loans will not be repaid and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive income (loss). The balance of permanently invested intercompany borrowings was $595 million as of December 31, 2001 and $290 million as of December 31, 2000. Included in other comprehensive income (loss) are exchange losses related to permanently invested intercompany loans of $112 million in 2001 and $7 million in 2000. There were no gains or losses in 1999.

        For risk management purposes and to determine the overall level of hedging required, we further reduce the foreign exchange exposure determined above by the value of our agricultural commodities inventories. Our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to our currency exposure.

        Our net currency position, including cross-currency swaps and currency options, and our market risk, which is the potential loss from an adverse 10% change in foreign currency exchange rates, is set forth in the following table. In addition, we have provided an analysis of our foreign currency exposure after reducing the exposure for our agricultural commodities inventory. Actual results may differ from the information set forth below.

	As of December 31,
	2000	2001
	(US$ in millions)
Brazilian Operations:
Net currency short position, from financial instruments, including derivatives	$665	$511
Market risk	67	51
Agricultural commodities inventories	637	401
Net currency short position, less agricultural commodities inventories	28	110
Market risk	$3	$11
Argentine Operations:
Net currency short position, from financial instruments, including derivatives	$223	$48
Market risk	22	5
Agricultural commodities inventories	208	93
Net currency short (long) position, less agricultural commodities inventories	15	(45)
Market risk	$2	$(5)

        The decrease in our net currency position in 2001 compared to 2000 was due to our ongoing efforts to reduce foreign currency exposures, including the increase in the use of permanently invested intercompany loans.

Interest Rate Risk

        The fair value of our long-term debt is estimated below using discounted future cash flows based on our current borrowing arrangements. Market risk is estimated as the potential change in fair value resulting from a hypothetical one percentage point change in interest rates.

	As of December 31,
	2000	2001
	(US$ in millions)
Fair value of long-term debt, including current portion	$1,206	$1,015
Excess (deficit) of carrying value over fair value	51	(5)
Market risk	$7	$15

        The decrease in fair value of long-term debt in 2001 over 2000 was due to a reduction in our long-term debt levels and the effect of a decrease in quoted interest rates.

Item 12. Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13.    Default, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        On August 7, 2001 we sold 17,600,000 of our common shares at an offering price of $16 per share, together with attached rights to purchase Series A preference shares, in an initial public offering. On September 6, 2001, we sold 1,175,100 of our common shares at an offering price of $16 per share, together with attached rights, upon the exercise of the underwriters' over-allotment option. The common shares and attached rights were registered through a registration statement filed with the Securities and Exchange Commission. The registration statement (Reg. No. 333-65026), which registered 20,240,000 common shares at a proposed maximum aggregate offering price of $364.3 million, was declared effective by the Securities and Exchange Commission on August 1, 2001. The aggregate offering price of the securities sold was $300.4 million. We incurred expenses in connection with the issuance and distribution of the securities of $17.6 million for underwriting discounts and commissions, $4.6 million for other expenses and $22.2 million for total expenses. We received net offering proceeds after deducting underwriting discounts and commissions of $278.2 million. We used the net proceeds to reduce indebtedness under our commercial paper program. The managing underwriters for the offering were Morgan Stanley & Co. Incorporated and Credit Suisse First Boston Corporation.

        On March 18, 2002 we sold 16,100,000 of our common shares at an offering price of $19 per share, together with attached rights, in a public offering. Of this amount, 2,356,367 common shares were sold on behalf of certain selling shareholders. On March 21, 2002, we sold 2,350,000 of our common shares at an offering price of $19 per share, together with attached rights, upon the exercise of the underwriters' over-allotment option. The common shares and attached rights were registered through a registration statement filed with the Securities and Exchange Commission. The registration statement (Reg. No. 333-81322), which registered 18,486,367 common shares at a proposed maximum aggregate offering price of $395.1 million, was declared effective by the Securities and Exchange Commission on March 12, 2001. Of the amount registered, 2,486,367 common shares at a proposed maximum aggregate offering price of $47.3 million were registered on behalf of the selling shareholders. The aggregate offering price of the securities sold was $350.6 million, of which $44.8 million was sold on behalf of the selling shareholders. We incurred expenses in connection with the issuance and distribution of the securities of approximately $12.2 million for underwriting discounts and commissions, approximately $1.6 million for other expenses and approximately $13.8 million for total expenses. We received net offering proceeds after deducting underwriting discounts and commissions of approximately $292.0 million. We used net proceeds of $105 million to buy back shares held by minority shareholders as required by Brazilian law in connection with the corporate restructuring of our Brazilian subsidiaries, with the remainder being used to reduce indebtedness under our commercial paper program. The managing underwriters for the offering were Morgan Stanley & Co. Incorporated and Credit Suisse First Boston Corporation.

PART III

Item 17. Financial Statements

        We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

        The following financial statements and reports of Accountants are filed as part of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Memorandum of Association (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
1.2	Bye-laws (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
2.1	Form of Common Share Certificate (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
2.2	Shareholder Rights Plan dated as of August 1, 2001 (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
4.1
Administrative Services Agreement dated as of July 1, 2001 between Bunge Limited and Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
4.2
Registration Rights Agreement dated as of June 25, 2001 between Bunge Limited and the shareholders of Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
4.3
Pooling Agreement, dated as of August 25, 2000, between Bunge Funding Inc., Bunge Management Services Inc., as Servicer, and The Chase Manhattan Bank, as Trustee (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)

4.4
First Amended and Restated Series 2000-1 Supplement, dated as of July 12, 2001, between Bunge Funding Inc., Bunge Management Services, Inc., as Servicer, Cooperative Centrale Raiffeisen-BoerenleenBank B.A., "Rabobank International", New York branch, as Letter of Credit Agent, The Chase Manhattan Bank, as Administrative Agent, The Bank of New York, as Collateral Agent and Trustee, and Bunge Asset Funding Corp., as Series 2000-1 Purchaser (incorporated by reference from the Registrant's Form F-1 ( No. 333-65026) filed July 31, 2001)
4.5	Loan Agreement dated May 17, 2001 between Bunge Limited and Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
4.6	Security Agreement dated May 17, 2001 between Bunge Limited and Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
4.7
Second Amended and Restated Series 2000-1 Supplement, dated as of February 26, 2002, between Bunge Funding Inc, Bunge Management Services, Inc., as Servicer, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International", New York branch, as Letter of Credit Agent, JPMorgan Chase Bank, as Administrative Agent, The Bank of New York, as Collateral Agent and Trustee, and Bunge Asset Funding Corp., as Series 2000-1 Purchaser, amending and restating the First Amended and Restated Series 2000-1 Supplement, dated July 12, 2001, filed as exhibit 10.4 (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
4.8
First Amendment to Loan Agreement, dated as of October 16, 2001, and effective as of September 27, 2001, between Bunge Limited and Bunge International Limited, amending the Loan Agreement dated May 17, 2001, filed as exhibit 10.5 (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
4.9
Revolving Credit Agreement, dated as of March 1, 2002, between Bunge Limited Finance Corp., as Borrower, the several lenders from time to time parties thereto, Credit Lyonnais Chicago Branch, as Co-Syndication Agent, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International", New York Branch, as Co-Syndication Agent and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
8.1	Subsidiaries of the Registrant (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Date: March 28, 2002

BUNGE LIMITED
By:	/s/ WILLIAM M. WELLS Name: William M. Wells Title: Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Bunge Limited and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Bunge Limited and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Bunge Limited and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE
Hamilton, Bermuda
February 22, 2002

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(United States Dollars in Millions, except share data)

	December 31,
	2000	2001
ASSETS
Current assets:
Cash and cash equivalents	$423	$199
Marketable securities	61	6
Trade accounts receivable (less allowance of $59 and $63)	873	881
Inventories (Note 5)	1,311	1,368
Recoverable taxes	225	75
Deferred income taxes (Note 9)	21	84
Other current assets (Note 6)	513	671

Total current assets	3,427	3,284

Property, plant and equipment, net (Note 7)	1,859	1,669
Goodwill and other intangible assets, net	200	166
Investments in affiliates	54	29
Deferred income taxes (Note 9)	169	100
Other non-current assets	145	195

Total assets	$5,854	$5,443

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt (Note 11)	$1,268	$803
Current portion of long-term debt (Note 12)	254	180
Trade accounts payable	839	775
Other current liabilities (Note 8)	385	588

Total current liabilities	2,746	2,346

Long-term debt (Note 12)	1,003	830
Deferred income taxes (Note 9)	141	126
Other non-current liabilities (Note 13)	282	272
Commitments and contingencies (Note 15)
Minority interest in subsidiaries (Note 16)	543	493
Shareholders' equity:
Common stock, par value $.01; authorized—240,000,000 shares; issued and outstanding: 2000—64,380,000 shares, 2001—83,155,100 shares (Note 17)	1	1
Additional paid-in capital	1,428	1,706
Receivable from former shareholder (Note 14)	(126)	(76)
Retained earnings	309	435
Accumulated other comprehensive loss	(473)	(690)

Total shareholders' equity	1,139	1,376

Total liabilities and shareholders' equity	$5,854	$5,443

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(United States Dollars in Millions, except per share data)

	Year Ended December 31,
	1999	2000		2001
Net sales	$8,075		$9,667	$11,484
Cost of goods sold	7,463		8,935	10,507
Impairment and restructuring charges (Note 21)	—		49	14

Gross profit	612		683	963
Selling, general and administrative expenses	332		387	436

Income from operations	280		296	527
Non-operating income (expense)—net (Note 22)	(296)		(225)	(263)

Income (loss) from continuing operations before income tax and minority interest	(16)		71	264
Income tax (expense) benefit	27		(12)	(68)

Income from continuing operations before minority interest	11		59	196
Minority interest	4		(37)	(72)

Income from continuing operations	15		22	124
Discontinued operations, net of tax of $3 (1999), $1 (2000) and $0 (2001) (Note 4)	(20)		(10)	3

Income (loss) before cumulative effect of change in accounting principle	(5)		12	127
Cumulative effect of change in accounting principle, net of tax of $4 (Note 1)	—		—	7

Net income (loss)	$(5)		$12	$134

Earnings per common share (Note 18):
Basic
Income from continuing operations	$.23		$.34	$1.73
Discontinued operations	(.31)		(.15)	.04
Cumulative effect of change in accounting principle	—		—	.10

Net income (loss) per share	$(.08)		$.19	$1.87

Diluted
Income from continuing operations	$.23		$.34	$1.72
Discontinued operations	(.31)		(.15)	.04
Cumulative effect of change in accounting principle	—		—	.10

Net income (loss) per share	$(.08)	$	..19	$1.86

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States Dollars in Millions)

	Year Ended December 31,
	1999	2000	2001
OPERATING ACTIVITIES
Net income (loss)	$(5)	$12	$134
Adjustment to reconcile net income (loss) to cash provided by (used for) operating activities:
Unrealized foreign exchange loss (gain)	74	(16)	10
Bad debt expense	15	7	24
Provision for recoverable taxes	—	—	20
Depreciation, depletion and amortization	101	149	167
Deferred income taxes	(29)	(17)	(11)
Impairment charges	—	44	14
Discontinued operations	20	10	(3)
Minority interest	(4)	37	72
Other—net	—	(16)	(3)
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Marketable securities	54	(7)	58
Trade accounts receivable	(67)	(336)	(127)
Inventories	(20)	(311)	(303)
Recoverable taxes	28	(72)	134
Trade accounts payable	(138)	(6)	18
Other—net	8	1	5

Cash provided by (used for) operating activities	37	(521)	209
INVESTING ACTIVITIES
Payments made for capital expenditures	(140)	(184)	(230)
Proceeds from disposal of property, plant and equipment	7	7	9
Business acquisitions, net of cash acquired	(2)	(78)	(13)
Investments in affiliate	(12)	(2)	(4)
Proceeds from sale of discontinued operations	—	—	59
Repayments of related party loans	39	166	—

Cash used for investing activities	(108)	(91)	(179)
FINANCING ACTIVITIES
Net change in short-term debt	(231)	612	(316)
Proceeds from long-term debt	388	389	121
Repayment of long-term debt	(501)	(447)	(323)
Proceeds from sale of common stock	—	—	278
Net proceeds from issuance of redeemable preferred stock by subsidiary	—	163	—
Dividends paid to shareholders	—	—	(8)
Dividends paid to minority interest	(3)	(18)	(26)
Proceeds from receivable from former shareholder	—	—	50
Capital contributions from shareholder	93	—	—
Capital contributions from minority interest	1	10	—

Cash (used for) provided by financing activities	(253)	709	(224)
Effect of exchange rate changes on cash and cash equivalents	(177)	(37)	(30)

Net (decrease) increase in cash and cash equivalents	(501)	60	(224)
Cash and cash equivalents, beginning of period	864	363	423

Cash and cash equivalents, end of period	$363	$423	$199

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(United States Dollars in Millions, except share data)

						Accumulated Other Comprehensive Income (Loss) (Note 17)
	Common Stock
			Additional Paid-in Capital	Receivable from Former Shareholder	Retained Earnings		Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount
Balances, January 1, 1999	64,380,000	$1	$1,209	$—	$302	$(17)	$1,495
Comprehensive income—1999:
Net income	—	—	—	—	(5)	—	(5)	$(5)
Other comprehensive income (loss):
Foreign exchange translation adjustment	—	—	—	—	—	(386)	—	(386)

Total comprehensive income (loss)						(386)	(386)	$(391)

Capital contribution (Note 14)	—	—	93	—	—	—	93

Balances, December 31, 1999	64,380,000	1	1,302	—	297	(403)	1,197

Comprehensive income—2000:
Net income	—	—	—	—	12	—	12	$12
Other comprehensive income (loss):
Foreign exchange translation adjustment	—	—	—	—	—	(70)	—	(70)

Total comprehensive income (loss)						(70)	(70)	$(58)

Capital contribution (Note 14)	—	—	126	(126)	—	—	—

Balances, December 31, 2000	64,380,000	1	1,428	(126)	309	(473)	1,139

Comprehensive income—2001:
Net income	—	—	—	—	134	—	134	$134
Other comprehensive income (loss):
Foreign exchange translation adjustment	—	—	—	—	—	(222)	—	(222)
Cumulative effect of a change in accounting principle, net of tax benefit of $2	—	—	—	—	—	(3)	—	(3)
Unrealized gain on commodity futures, net of tax of $7	—	—	—	—	—	12	—	12
Reclassification of realized gains to net income, net of tax of $3	—	—	—	—	—	(4)	—	(4)

Total comprehensive income (loss)						(217)	(217)	$(83)

Collection of receivable from former shareholder	—	—	—	50	—	—	50
Dividend paid	—	—	—	—	(8)	—	(8)
Issuance of common stock—initial public offering (Note 17)	18,775,100	—	278	—	—	—	278

Balances, December 31, 2001	83,155,100	$1	$1,706	$(76)	$435	$(690)	$1,376

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

        Description of Business—Bunge Limited is a Bermuda holding company incorporated in May 1995. On August 6, 2001, Bunge International Limited ("Bunge International") effected a series of transactions that resulted in the pro-rata distribution of the common shares of Bunge Limited to the shareholders of Bunge International. Prior to August 6, 2001, Bunge Limited was a wholly owned subsidiary of Bunge International, a privately held Bermuda company. On August 7, 2001, Bunge Limited sold 17,600,000 of its common shares in an initial public offering. On September 6, 2001, Bunge Limited sold an additional 1,175,100 of its common shares, upon the exercise of the underwriters' over-allotment option. The Company trades its stock on the New York Stock Exchange under the ticker symbol BG.

        Bunge Limited and its consolidated subsidiaries (collectively, "Bunge") is an integrated, global agribusiness and food company with primary operations in North and South America and worldwide distribution capabilities. Bunge operates in eight business segments, which are aggregated into five reporting segments: agribusiness, fertilizer, edible oil products, wheat milling and bakery products and other.

        Agribusiness—Bunge's agribusiness activities include grain origination, oilseed processing and international marketing. Bunge's primary grain origination and oilseed processing assets are located in the United States, Brazil and Argentina.

        Fertilizer—Bunge's fertilizer segment is involved in every stage of the fertilizer business, from mining of raw materials to sales of mixed fertilizer formulas. Bunge's fertilizer activities are primarily located in Brazil.

        Edible oil products—Bunge's edible oil products segment consists of producing and selling edible oil products, such as shortenings and oils, margarine, mayonnaise and other products derived from refined vegetable oil. Bunge's edible oil products segment is located in the United States and in Brazil.

        Wheat milling and bakery products—Bunge's wheat milling and bakery products segment consists of producing and selling flours, bakery mixes and baked goods. Bunge's wheat milling and bakery products segment is located in the United States and in Brazil.

        Other—Bunge's other segment includes the soy ingredients business and the corn products business. The soy ingredients business consists of producing and selling soy functional ingredients and nutraceuticals. The corn products business consists of producing and selling products derived from corn. The soy ingredients business is located in Brazil. The corn products business is located in the United States.

        Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and include the assets, liabilities, revenues and expenses of all majority owned subsidiaries over which Bunge exercises control and for which control is other than temporary. Intercompany transactions and balances are eliminated in consolidation. Bunge has no non-consolidated majority owned subsidiaries. Bunge has no interests in or relationships with any special purpose entities, which are not reflected in our consolidated financial statements.

        Investments in 20% to 50% owned affiliates in which Bunge has the ability to exercise significant influence are accounted for by the equity method of accounting whereby the investment is carried at acquisition cost, plus Bunge's equity in undistributed earnings or losses since acquisition. Investments in less than 20% owned affiliates are accounted for by the cost method.

        Bunge periodically reviews its non-current investments for which fair value is less than the carrying value to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, the carrying value of the investment is written down to fair value. The amount of any write-down is included in Bunge's results of operations.

        In 1998, Bunge International announced its intention to segregate certain of its agribusiness related subsidiaries. Consequently, Bunge International contributed certain subsidiaries to Bunge, and Bunge divested others. Simultaneously, Bunge formalized its plan to divest certain divisions of the subsidiaries contributed by Bunge International (see Note 4). This reorganization was completed in 2000. The consolidated financial statements reflect the results of operations, financial position, cash flows and changes in shareholders' equity of the subsidiaries that were contributed to Bunge on an as if pooling basis for all periods presented.

        Prior to 2001, general corporate overhead costs incurred by Bunge International were allocated to Bunge based on the actual expense incurred to support Bunge's operations. Beginning in 2001, Bunge began paying all of its general corporate overhead costs directly. The costs allocated to Bunge in 2000 and 1999 were $22 million and $25 million, respectively and are reported in selling, general and administrative expenses in its consolidated statements of income. The costs of these services allocated to Bunge are not necessarily indicative of the costs that would have been incurred if Bunge had performed these functions as a stand-alone entity. Bunge believes the allocation method was reasonable.

        Use of Estimates and Certain Concentrations—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Amounts affected include, but are not limited to, allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring charges, useful lives of property, plant and equipment and intangible assets, contingent liabilities, income tax valuation allowances, pension plans and fair value of financial instruments. Actual amounts may vary from those estimates.

        The availability and price of agricultural commodities used in Bunge's operations are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops.

        Bunge has a significant portion of its operations in the United States and Brazil, which represented 40% and 28%, respectively, of consolidated net sales in 2001.

        Translation of Foreign Currency Financial Statements—The functional currency of the majority of the foreign subsidiaries of Bunge is the local currency and, as such, amounts included in the consolidated statements of income are translated at rates which approximate actual exchange rates at the date of the transaction (weighted average rates). Assets and liabilities are translated at year-end exchange rates and resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss).

        Foreign Currency Transactions—Monetary assets and liabilities of Bunge and its subsidiaries denominated in currencies other than their functional currency are remeasured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gains or losses are included in Bunge's consolidated statements of income.

        Cash and Cash Equivalents—Cash and cash equivalents include time deposits and readily marketable securities with original maturity dates of three months or less.

        Marketable Securities—Marketable securities are classified as trading securities and are reported at fair value based on quoted market prices. Unrealized gains and losses associated with such securities are included in non-operating income (expenses)—net in the consolidated statements of income.

        Inventories—Inventories in the agribusiness segment, which consist of merchandisable agricultural commodities, are stated at market value (net realizable value). The merchandisable agricultural commodities are freely traded, have quoted market prices, may be sold without significant further processing and have predictable and insignificant disposal costs. Changes in the market values of merchandisable agricultural commodities inventories are recognized in earnings as a component of cost of goods sold.

        Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge records interest expense attributable to readily marketable inventories based on the average interest rates incurred on the debt financing these inventories in non-operating income (expense)—net in its consolidated statement of income.

        All other inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

        Derivatives—Bunge minimizes the effects of changes in price of agricultural commodities on its agribusiness inventories and agricultural commodities forward cash purchase and sales contracts by using exchange-traded futures and options contracts to minimize its net position in these inventories and contracts. Exchange-traded futures and options contracts, forward purchase contracts and forward sale contracts are valued at the quoted market prices, which are based on exchange quoted prices, adjusted for differences in local markets as required under Statement of Financial Accounting Standards (SFAS) No. 133. Changes in the market value of forward purchase and sale contracts, and exchange-traded futures and options contracts, are recognized in earnings as a component of cost of goods sold. These contracts are predominately settled in cash.

        In addition, Bunge hedges portions of its oilseed processing business production requirements, including purchases of soy commodities products. The instruments used are exchange-traded futures contracts, that are designated as cash flow hedges. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains or losses arising from hedging transactions are deferred in other comprehensive income (loss), net of applicable taxes, and are reclassified to cost of goods sold when the products associated with the hedged item are sold. If Bunge determines that the instruments used are no longer effective at offsetting changes of the hedged item, then the changes in the market value of such futures contracts would be reflected in earnings as a component of cost of goods sold. Bunge expects to reclassify approximately $5 million after tax gains to cost of goods sold in the year ending December 31, 2002.

        Bunge also enters into derivative financial instruments, including foreign currency swaps, purchased call options and forward currency contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. Realized and unrealized gains and losses on foreign exchange swap contracts, currency forward contracts and changes in the fair value of option contracts are recognized as a component of foreign exchange in the consolidated statements of income.

        Exchange-traded futures and options contracts, forward purchase and sale contracts, foreign currency swaps, options and forward contracts are marked to market and any resulting unrealized gains and losses on such derivative contracts are recorded in other current assets or other current liabilities on Bunge's consolidated balance sheet.

        Bunge only enters into derivatives that are related to its inherent business and financial exposure as a multinational agricultural commodities company. Bunge does not enter into derivative contracts to obtain financing.

        Recoverable Taxes—Recoverable taxes represent value added taxes paid on the acquisition of raw materials and other services which can be offset against similar future taxes due on sales. Recoverable taxes are offset by allowances for uncollectible amounts if it is determined that collection is doubtful.

        Property, Plant and Equipment, Net—Property, plant and equipment, net is stated at cost less accumulated depreciation and depletion. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets. Included in property, plant, and equipment are mining properties that are stated at cost less accumulated depletion. Depletion is computed using the unit-of-production method based on proven and probable reserves. Useful lives for property, plant and equipment are as follows:

Years
Buildings	10-50
Machinery and equipment	7-15
Furniture, fixtures and other	3-10

        Bunge capitalizes interest on borrowings during the construction period of major capital projects. The capitalized interest is recorded as part of the asset to which it relates, and is depreciated over the asset's estimated useful life.

        Goodwill and Other Intangible Assets, Net—Goodwill relates to the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in an acquisition. It is amortized on a straight-line basis over its estimated useful life of 40 years. Other intangible assets include brands and trademarks recorded at fair value at the date of acquisition. They are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 40 years. Accumulated amortization for goodwill and other intangible assets was $35 million and $42 million at December 31, 2001 and 2000, respectively.

        Impairment of Long-Lived Assets—Bunge reviews for impairment its long-lived assets and identified intangibles whenever events or changes in circumstances indicate that carrying amounts of an asset may not be recoverable. In performing the review for recoverability, Bunge estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest changes) is less than the carrying amount of the asset, an impairment loss is recognized; otherwise, no impairment loss is recognized. Measurement of an impairment loss to be recognized for long-lived assets and identifiable intangibles that Bunge expects to hold and use is excess of carrying value over the fair value of the asset.

        Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

        Bunge evaluates the recoverability of goodwill not identified with impaired assets, on the basis of management's estimates of the future undiscounted cash flows associated with the related acquired business.

        Stock-Based Compensation—In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, Bunge has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and Financial Accounting Standards Board (FASB) Interpretation (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Bunge, accrues costs over the vesting or performance period and adjusts costs for subsequent changes in the fair market value of the awards.

        Income Taxes—Income tax expenses are recognized based on the tax jurisdictions in which Bunge's subsidiaries operate. Under Bermuda law, Bunge is not required to pay taxes in Bermuda on either income or capital gains. The major tax jurisdictions in which Bunge operates are the U.S. and Brazil. The provision for income taxes includes income taxes currently payable and deferred income taxes arising as a result of temporary differences between financial and tax reporting. Deferred tax assets are reduced by valuation allowances if it is determined that realization is doubtful.

        Revenue Recognition—Sales of agricultural commodities, fertilizers and all other products are recognized when risk and title to the product transfer to the customer, which occurs at the time the shipment is made. Net sales are gross sales less discounts related to promotional programs and sales taxes. Shipping and handling costs are included as a component of cost of goods sold.

        Fertilizer delivered under secured advances to suppliers of agricultural commodities, which are repaid through the delivery of soybeans, are accounted for as sales on the date fertilizer is delivered. The value of the sale is determined based upon the fair value of the fertilizer. Bunge recorded sales of fertilizer sold under secured advances to suppliers totaling $71 million, $78 million and $41 million in 2001, 2000 and 1999, respectively, as a component of net sales. Bunge has no standing barter agreements. Had these advances been made in cash rather than fertilizer, consolidated operating cash flows would have been reduced by $34 million, $34 million and $16 million in 2001, 2000 and 1999, respectively.

        Research and Development—Research and development costs are expensed as incurred. Research and development expenses were $6 million, $5 million and $4 million in 2001, 2000 and 1999, respectively.

        New Accounting Pronouncements—Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. As a result of this adoption, Bunge's net income in 2001 increased by $7 million, net of $4 million of tax expense for the fair value of previously unrecognized derivative instruments. Bunge also recorded a loss in other comprehensive income (loss) of $(3) million, net of $2 million tax benefit for derivatives which hedge the variable cash flows of certain forecasted transactions. These adjustments are reported as a cumulative effect of change in accounting principles as of January 1, 2001.

        In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 supercedes APB Opinion No. 16, Business Combinations and changes the accounting for business combinations by requiring all business combinations to be accounted for using the purchase method, eliminating pooling-of-interests, except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 further clarifies the criteria for recognizing intangible assets separately from goodwill. SFAS No. 141 is effective for any business combination that is completed after June 30, 2001.

        SFAS No. 142 supercedes APB Opinion No. 17, Intangible Assets and changes the accounting for goodwill and other intangible assets by eliminating the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also requires that Bunge complete a transitional goodwill impairment test six months from the date of adoption. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. As of December 31, 2001, Bunge had goodwill and other intangible assets, net of accumulated amortization, of $166 million, which will be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense was $7 million, $8 million and $7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Bunge is currently assessing the impact of SFAS No. 142 on its financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations effective January 1, 2003 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. Bunge is currently assessing the impact of adopting SFAS No. 143. Bunge has determined that there will be no impact from adopting SFAS No. 144.

        Reclassifications—Certain reclassifications were made to the prior years financial statements to conform to the current presentation.

2. Pending Acquisitions

        In October 2001, Bunge entered into an agreement to acquire La Plata Cereal S.A., an Argentine agribusiness subsidiary of Andre & Cie S.A., a Swiss agribusiness company. As a result of certain adjustments under the agreement, Bunge expects that the purchase price will be a maximum of $50 million in cash and assumed debt. The purchase price remains subject to adjustments related to La Plata's financial condition and other contingencies. Bunge expects the transaction to close in March 2002.

        In December 2001, Bunge effected a corporate restructuring of its major Brazilian subsidiaries, which required the approval of the Brazilian securities commission obtained in January 2002. The restructuring involved the exchange of all of the shares of Bunge Fertilizantes S.A., Bunge's fertilizer operations, and Bunge Alimentos S.A., Bunge's agribusiness and food products operations, for shares of Serrana S.A., which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their shareholders. These withdrawal rights required Bunge's subsidiaries to buy back and cancel shares from minority shareholders at a total cost of $105 million. After the withdrawal rights expired on February 18, 2002, Bunge delisted Bunge Fertilizantes and Bunge Alimentos, thereby reducing the number of its publicly-traded subsidiaries in Brazil from four to two: Bunge Brasil and Fosfertil S.A. Bunge will account for the exchange of shares as an acquisition of minority interest in the first quarter of 2002.

3. Business Acquisitions

        Bunge Fertilizantes S.A.—In April 2000, Bunge acquired a 21% interest in, representing 57% of the voting stock and thus control of, Manah S.A. ("Manah"), a Brazilian fertilizer company, for $47 million in cash, net of cash acquired of $36 million. In August 2000, Bunge affected a merger, through a share exchange, between two of its subsidiaries, resulting in the acquisition of Fertilizantes Serrana S.A. by Manah. The shareholders of Fertilizantes Serrana S.A. were given shares in the combined entity and a put right for their interest in the combined entity, which expired unexercised 30 days after the date of the merger. Bunge has accounted for the merger as an acquisition of a minority interest. The fair value of the consideration given was $53 million. After the transaction, Bunge had a 72% interest in the combined entity, which was renamed Bunge Fertilizantes S.A.

        Prior to the acquisition, both Bunge and Manah had an equity investment in Fertifós Administração e Participação S.A and subsidiaries ("Fosfertil"). As a result of the acquisition of Manah, Bunge obtained a controlling interest in Fosfertil, a Brazilian phosphate mining company and producer of intermediary fertilizer products. Bunge has consolidated the results of operations of Manah and Fosfertil since April 2000.

The following table summarizes the allocation of the purchase price in the April 2000 Manah acquisition, the August 2000 merger of Fertilizantes Serrana S.A. and Manah, and the consolidation of Fosfertil:

(US$ in millions)
Calculation of purchase price:
Cash paid	$83
Shares issued	53
Current liabilities assumed	288
Other liabilities assumed	417

Total	$841

Allocation of purchase price:
Current assets	$340
Property, plant and equipment (excluding mining properties)	542
Mining properties	204
Other assets	50
Minority interest	(179)

957
Previous net investment in Fosfertil under the equity method	(116)

Total	$841

        In March 2001, Bunge, through a subsidiary, increased its interest in Fosfertil S.A. by 3% through an acquisition of shares for $21 million. The purchase price paid was $3 million in cash and the remainder in a note bearing an interest rate of IGPM, a Brazilian inflation index, plus 6% and is to be repaid in seven installments through July 2002. No goodwill was recognized on this transaction. During 2001, Bunge increased its interest in Bunge Fertilizantes S.A. by 2% through an acquisition of shares for $9 million in cash. No goodwill was recognized on the transaction.

        Bunge Alimentos S.A.    In September 2000, Bunge effected a merger, through a share exchange, between two of its subsidiaries resulting in the acquisition of Santista Alimentos S.A. ("Santista"), Bunge's Brazilian edible oil products and wheat milling and bakery operations, by Ceval Alimentos S.A. ("Ceval"), Bunge's Brazilian agribusiness operations. The minority shareholders of Santista were given a put right for their interest in the combined entity, which they exercised. Bunge has accounted for the merger as an acquisition of minority interest. The fair value of the consideration given, including the cash paid on the exercised put rights of $24 million, was $25 million. After the merger, Bunge had a 71% interest in the combined entity, which was renamed Bunge Alimentos S.A. Goodwill of $3 million was recorded as a result of the transaction.

        Other.    The following unaudited pro forma summary reflects the results of operations as if the above acquisitions had been consummated as of January 1, 1999, after including the impact of certain adjustments such as depreciation and depletion on assets acquired.

	Year Ended December 31,
(US$ in millions except per share data)
	1999	2000	2001
Net sales	$8,838	$9,782	$11,484
Net income (loss)	(53)	9	135
Net income (loss) per common share	$(.82)	$.14	$1.88

        The unaudited pro forma results are not necessarily indicative of what actually might have occurred if the acquisitions had been completed as of the beginning of the periods presented. In addition, they are not intended to be a projection of future results of operations and do not reflect any of the synergies that might be achieved from combined operations.

4.    Discontinued Operations

        In March 2001, Bunge committed to a divestiture plan and sold its Brazilian baked goods division, Plus Vita S.A. to a third party. The proceeds from the sale were $59 million, net of expenses. The divestiture resulted in a gain to Bunge of $3 million. Accordingly, the operating results for the disposed division have been reported as discontinued operations for all periods presented.

        The following table summarizes the financial information related to the baked goods division discontinued operations:

	Year Ended December 31,
(US$ in millions)
	1999	2000	2001
Net sales	$64	$68	$11
Net loss	$(20)	$(10)	$—

5.    Inventories

        Inventories consist of the following:

	December 31,
(US$ in millions)
	2000	2001
Agribusiness—Readily marketable inventories at market value	$799	$764
Fertilizer	298	318
Edible oils	60	58
Wheat milling and bakery	39	49
Other	115	179

Total	$1,311	$1,368

6.    Other Current Assets

        Other current assets consist of the following:

	December 31,
(US$ in millions)
	2000	2001
Prepaid commodity purchase contracts	$106	$139
Secured advances to suppliers	190	164
Unrealized gain on derivative contracts	—	96
Net assets of discontinued operations (Note 4)	59	—
Other	158	272

Total	$513	$671

        Prepaid commodity purchase contracts.    Prepaid commodity purchase contracts represent payments to producers in advance of delivery of the underlying commodities. Prepaid commodity purchase contracts are recorded at the lower of cost or market.

        Secured advances to suppliers.    Bunge provides cash advances or fertilizer to suppliers of soybeans to finance a portion of the suppliers' production cost. The advances are generally collateralized by physical assets of the supplier, carry a market interest rate and are repaid through the delivery of soybeans. Secured advances to suppliers are stated at the original value of the advance plus accrued interest, less allowances for uncollectible advances, which were $0 as of December 31, 2001 and 2000.

7.    Property, Plant and Equipment, Net

        Property, plant and equipment consists of the following:

(US$ in millions)	2000	2001
Land	$87	$75
Mining properties	182	145
Buildings	777	741
Machinery and equipment	1,830	1,689
Furniture, fixtures and other	127	121

	3,003	2,771
Less accumulated depreciation and depletion	(1,324)	(1,312)
Plus construction in process	180	210

Total	$1,859	$1,669

        Bunge capitalized interest on construction in progress in the amount of $15 million, $5 million and $6 million in 2001, 2000 and 1999, respectively. Depreciation and depletion expense was $160 million, $141 million and $94 million in 2001, 2000 and 1999, respectively.

8.    Other Current Liabilities

        Other current liabilities consist of the following:

	December 31,
(US$ in millions)
	2000	2001
Accrued liabilities	$233	$301
Advances on sales	124	115
Unrealized loss on derivative contracts	—	102
Other	28	70

Total	$385	$588

9.    Income Taxes

        Bunge's principal operations are in the United States and Brazil. Bunge has elected to use the U.S. income tax rates to reconcile between the actual provision for income taxes and that computed by applying the U.S. statutory rates.

        The components of the income tax (expense) benefit are:

	Year Ended December 31,
(US$ in millions)
	1999	2000	2001
Current:
United States	$19	$7	$(18)
Brazil	(19)	(25)	(50)
Other	(2)	(11)	(11)

	(2)	(29)	(79)
Deferred:
United States	(13)	(2)	6
Brazil	45	18	9
Other	(3)	1	(4)

	29	17	11

Total	$27	$(12)	$(68)

        The components of pre-tax income (loss) before minority interests and discontinued operations are as follows:

	Year Ended December 31,
(US$ in millions)
	1999	2000	2001
United States	$21	$9	$69
Brazil	(39)	45	176
Other	2	17	19

Total	$(16)	$71	$264

        Reconciliation of the income tax benefit (expense) at the U.S. statutory rate to the effective rate is as follows:

	Year Ended December 31,
(US$ in millions)
	1999	2000	2001
Income (loss) from continuing operations before income tax and minority interests	$(16)	$71	$264
Income tax rate	35%	35%	35%

Income tax (expense) benefit at statutory rate	6	(25)	(92)
Adjustments to derive effective rate:
Nondeductible items:
Mining depletion	(3)	(6)	(8)
Other	(4)	7	(6)
Other items:
Change in valuation allowance	(32)	(9)	17
Adjustment resulting from the finalization of prior year tax returns	15	4	(3)
Tax benefit on permanently invested intercompany loans	—	—	15
Earnings of subsidiaries taxed at different statutory rates	40	11	8
Other	5	6	1

Income tax (expense) benefit	$27	$(12)	$(68)

        During 1999, a U.S.-based wholly owned subsidiary of Bunge recognized a $10 million tax credit relating to a redetermination of foreign sales corporation benefits for prior years. This amount is included in the above line item adjustment resulting from the finalization of prior year tax returns.

        Certain Bunge subsidiaries had undistributed earnings amounting to approximately $432 million and $505 million at December 31, 2001 and 2000. These are considered to be permanently reinvested and, accordingly, no provision for income taxes has been made. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

        The primary components of the deferred tax assets and liabilities and the related valuation allowance are as follows:

	December 31,
(US$ in millions)
	2000	2001
Deferred income tax assets:
Net operating loss carry-forwards	$172	$175
Excess of tax basis over financial statement basis of property, plant and equipment	18	4
Accrued retirement costs (pension and post-retirement cost) and other accrued employee compensation	23	34
Other accruals and reserves not currently deductible for tax purposes	161	114
Other	6	3

Total deferred tax assets	380	330
Less valuation allowance	(95)	(64)

Net deferred tax assets	285	266

Deferred tax liabilities:
Excess of financial statement basis over tax basis of property, plant and equipment	207	212
Other	31	5

Total deferred tax liabilities	238	217

Net deferred tax assets	$47	$49

        Such assets and liabilities are reflected on Bunge's consolidated balance sheets as follows:

	December 31,
(US$ in millions)
	2000	2001
Current deferred income tax assets	$21	$84
Non-current deferred tax assets	169	100
Other current liabilities	(2)	(9)
Non-current deferred tax liabilities	(141)	(126)

Net deferred tax assets	$47	$49

        As of December 31, 2001, Bunge's gross tax loss carry-forwards totaled $415 million, of which $347 million have no expiration. However, applicable income tax regulations limit some of these tax losses available for offset of future taxable income to 30% of annual pre-tax income. The remaining tax loss carry-forwards expire at various periods through the year 2020.

        Bunge continually reviews the adequacy of the valuation allowance and recognizes tax benefits only as reassessment indicates that it is more likely than not that the benefits will be realized. Bunge's valuation allowance relates to net operating loss carry-forwards in Bunge's Brazilian subsidiaries. Brazilian tax law does not provide for the filing of a consolidated tax return. Therefore, taxable income at one legal entity cannot be offset with tax losses at another. As such, Bunge records a valuation allowance for the net operating loss carry-forwards generated at legal entities in Brazil for which management believes that it is more likely than not that an asset will not be realized. In 2001, Bunge decreased the valuation allowance due to the effects of the utilization of net operating loss carry-forwards generated at these entities. In addition, the balance decreased due to the effects of the Brazilian real devaluation.

        In 2001, 2000 and 1999, Bunge paid (received) income taxes, net of refunds, of $16 million, $20 million and $(4) million, respectively.

10. Financial Instruments

        Bunge uses various financial instruments in the course of its operations, including certain components of working capital such as cash and cash equivalents, accounts receivable and accounts payable. Additionally, Bunge uses short-term and long-term debt to fund operating requirements and derivative financial instruments to manage its foreign exchange and commodity price risk exposures. The counterparties to these financial instruments are primarily major financial institutions and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") of the Brazilian government, or in the case of commodity futures and options, a commodity exchange. Bunge continually evaluates the creditworthiness of its counterparties and has not experienced, nor does it anticipate, nonperformance by any of these institutions. Bunge had no significant concentration of credit risk at December 31, 2001. The cash requirements arising from derivative contracts are not expected to be significant.

        Fair Value of Financial Instruments.    The carrying amounts and fair values of financial instruments are as follows:

	December 31,
	2000		2001
(US$ in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$423	$423	$199	$199
Marketable securities	61	61	6	6
Short-term debt	1,268	1,268	803	803
Long-term debt, including current portion	$1,257	$1,206	$1,010	$1,015

        Cash and cash equivalents.    The carrying value approximates the fair value. All investment instruments with a maturity of three months or less are considered cash equivalents.

        Marketable securities.    The fair value was determined based on quoted market prices.

        Short-term debt.    The carrying value approximates the fair value because of the short-term maturity of those instruments.

        Long-term debt.    The fair value of long-term loans was calculated based on interest rates currently available to Bunge for similar borrowings.

11. Short-Term Debt and Credit Facilities

        Short-term borrowing consists of the following:

	December 31,
(US$ in millions)
	2000	2001
Commercial paper with an average interest rate of 2.1% at December 31, 2001	$590	$435
Lines of credit:
Unsecured variable interest rates from 2.4% to 18%	603	190
Other	75	178

Total short-term borrowings	$1,268	$803

        At December 31, 2001, Bunge had a $750 million commercial paper program facility to fund working capital requirements.

        Bunge's short-term borrowings, predominately held with commercial banks, are primarily used to fund readily marketable inventories and other working capital requirements. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2001 and 2000 was 4.9% and 7.4%, respectively.

        At December 31, 2001, Bunge had approximately $358 million of unused and available borrowing capacity under lines of credit with a number of lending institutions.

12.    Long-Term Debt

        Long-term obligations are summarized below:

	December 31,
(US$ in millions)
	2000	2001
Payable in U.S. Currency (Dollar):
Senior notes, fixed interest rates from 7.23% to 7.94% maturing through 2021	$172	$165
Trust certificates, fixed interest rates from 8.51% to 8.61% payable 2003 to 2005	125	125
Note collateralized by future export commodity contracts, fixed interest rate 9.25% payable through 2002	169	56
Other notes payable, fixed interest rates from 4.43% to 13.4%, payable through 2008	224	344
Long-term debt, variable interest rates indexed to LIBOR(1) plus 1.38% to 2.75%, payable through 2009	244	58
Other	7	3
Payable in Brazilian Currency (Real):
BNDES(2) loans, variable interest rate indexed to IGPM(3) plus 6.5%, payable through 2008	241	192
Long-term variable interest rate indexed to TJLP(4) plus 3.5% to 12%, payable through 2014	66	40
Other	9	27

	1,257	1,010
Less: Installments due within one year	(254)	(180)

Total long-term debt	$1,003	$830

(1)
LIBOR as of December 31, 2001 and 2000 was 1.9% and 6.2%, respectively.

(2)
BNDES loans are Brazilian government industrial development loans.

(3)
IGPM is a Brazilian inflation index published by Fundação Getulio Vargas. The annualized rate for the year ended December 31, 2001 and 2000 was 10.37% and 9.95%, respectively.

(4)
TJLP is a long-term interest rate reset by the Brazilian government on a quarterly basis. The annualized rate for the year ended December 31, 2001 and 2000 was 9.5% and 12.0%, respectively.

        Certain land, property, equipment, investments in consolidated subsidiaries and export commodity contracts, having a net carrying value of approximately $572 million at December 31, 2001 have been mortgaged or otherwise collaterized against long-term debt of $365 million at December 31, 2001.

        Principal maturities of long-term debt as of December 31, 2001 are as follows:

(US$ in millions)
2002	$180
2003	287
2004	153
2005	109
2006	171
Later years	110

Total	$1,010

        Bunge's long-term debt agreements and commercial paper program contain various restrictive covenants which require the satisfaction of certain financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. Bunge is in compliance with these covenants.

13.    Employee Benefit Plans

        Employee Defined Benefit Plan.    Certain U.S.-based wholly owned subsidiaries of Bunge sponsor noncontributory defined benefit pension plans covering substantially all employees of the wholly owned subsidiary. The plans provide benefits based primarily on participants' salary and length of service.

        The funding policy for the defined benefit pension plan is to fund at least those amounts required by the Employee Retirement Income Security Act of 1974 and no more than those amounts permitted by the Internal Revenue Code. The plans' assets are primarily held in fixed income and equity investments.

        Postretirement Healthcare Benefit Plan.    A U.S.-based wholly owned subsidiary of Bunge has a benefit plan to provide certain healthcare benefits to eligible retired employees of that subsidiary and certain other U.S.-based subsidiaries of Bunge. The plan requires minimum employee contributions and defines the maximum amount the subsidiary will pay.

        A reconciliation of the changes in the plans' benefit obligation, assets and funded status as of December 31, 2001 and 2000 follows:

	Pension Benefits December 31,		Postretirement Benefits December 31,
(US$ in millions)
	2000	2001	2000	2001
Change in benefit obligations:
Benefit obligation as of beginning of year	$101	$102	$23	$25
Service cost	3	4	1	—
Interest cost	7	8	1	2
Actuarial losses (gains), net	(4)	4	1	(3)
Plan amendments	—	5	—	(3)
Benefits paid	(5)	(5)	(1)	(1)

Benefit obligation as of end of year	$102	$118	$25	$20

Change in plan assets:
Fair value of plan assets as of beginning of year	$110	$120	$—	$—
Actual return on plan assets	14	(18)	—	—
Employer contributions	1	1	1	1
Benefits paid	(5)	(5)	(1)	(1)

Fair value of plan assets as of end of year	$120	$98	$—	$—

Funded status and net amounts recognized:
Plan assets in excess of (less than) benefit obligation	$18	$(20)	$(25)	$(20)
Unrecognized prior service cost	—	5	—	(3)
Unrecognized net actuarial gain	(21)	9	—	(3)
Unrecognized net transition asset	(3)	(2)	—	—

Net liability recognized in the balance sheet	$(6)	$(8)	$(25)	$(26)

Amounts recognized in the balance sheet consist of:
Prepaid benefit costs	$6	$6	$—	$—
Accrued benefit cost	(12)	(14)	(25)	(26)

Net liability recognized in other non-current liabilities	$(6)	$(8)	$(25)	$(26)

        The components of net periodic costs are as follows:

	Pension Benefits Year Ended December 31,			Postretirement Benefits Year Ended December 31,
(US$ in millions)
	1999	2000	2001	1999	2000	2001
Service cost	$3	$3	$4	$1	$1	$—
Interest cost	7	7	8	1	1	2
Expected return on plan assets	(8)	(8)	(9)	—	—	—
Amortization of unrecognized prior service cost	—	—	1	—	—	—
Amortization of transition obligation	(1)	(1)	(1)	—	—	—

Net periodic benefit costs	$1	$1	$3	$2	$2	$2

The assumptions used in determining the actuarial present value of the projected benefit obligations under the defined benefit pension plan at December 31, 2001, 2000 and 1999 are as follows:

	1999	2000	2001
Discount rate	7.0%	7.5%	7.5%
Increase in future compensation levels	4.5%	5.0%	5.0%
Expected long-term rate of return on assets	9.0%	9.0%	9.0%

        During 2001, certain of the defined benefit pension plans were amended. Changes included increases in certain early retirement benefits and in prospective benefits for certain active participants. In addition, the postretirement healthcare benefits plan was amended, reducing Bunge's liability related to future retirees.

        For measurement purposes, a 10% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually to 6% for 2004 and remain at that level thereafter.

        A one-percentage point change in assumed healthcare cost trend rates would have the following effects as of December 31, 2001:

(US$ in millions)	One-percentage point increase	One-percentage point decrease
Effect on total service and interest cost components	$—	$—
Effect on postretirement benefit obligation	$1	$(1)

        Employee Defined Contribution Plans—Bunge also makes contributions to qualified defined contribution plans for eligible employees. Contributions amounted to $2 million, $4 million, and $4 million in 2001, 2000 and 1999 respectively.

14.    Related Party Transactions

        Shareholders' equity includes a long-term note receivable in the amount of $76 million and $126 million at December 31, 2001 and 2000, respectively, from the former sole shareholder of Bunge, Bunge International, relating to a capital contribution made in 2000. In 2001, Bunge received $50 million in cash from Bunge International for payment of the note. Bunge recorded interest income of $6 million, $9 million and $7 million in 2001, 2000 and 1999, respectively, pertaining to the related party receivable. During 1999, Bunge International contributed additional capital of $93 million in cash to Bunge.

        In 2001, Bunge entered into an administrative services agreement with Bunge International under which Bunge provides corporate and other administrative services to Bunge International. Total administrative service fees charged to Bunge International in 2001 were $341 thousand.

        Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Bunge International, engaged in the business of meat and poultry production. These sales were $12 million, $20 million and $4 million in 2001, 2000 and 1999, respectively.

15.    Commitments and Contingencies

        Bunge is party to a large number of claims and lawsuits, primarily tax and labor claims in Brazil, arising in the normal course of business. After taking into account the liabilities recorded for the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse affect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of December 31, 2001 and 2000 are the following accrued liabilities:

	December 31,
(US$ in millions)
	2000	2001
Tax claims	$131	$113
Labor claims	86	76
Civil and other	19	26

Total	$236	$215

        Tax claims—The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to the operations of Bunge is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the Plano Real in 1994 and the current Brazilian constitution established in 1988.

        Labor claims—The labor claims relate principally to claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian labor laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

        Civil and other—The civil and other claims relate to various disputes with suppliers and customers.

        Bunge has provided guarantees for the payment of long-term loans by our joint ventures. As of December 31, 2001 and 2000 these guarantees totaled approximately $30 million and $26 million, respectively.

16.    Redeemable Preferred Stock

        In December 2000, Bunge First Capital Limited ("First Capital"), a consolidated subsidiary of Bunge, issued 170,000, $.01 cent par value shares of cumulative variable rate redeemable preferred shares to private investors for $170 million. First Capital used the proceeds to make loans to subsidiaries of Bunge for their working capital requirements. The results of First Capital are included in Bunge's consolidated financial statements and all intercompany transactions are eliminated. The holders of the preferred shares are entitled to receive cumulative variable rate cash dividends paid quarterly, which is calculated based on three-month LIBOR plus a variable spread. If more than one quarterly dividend is unpaid, and on the occurrence of certain other events, the preferred shareholders may require First Capital to arrange for the sale of the preferred stock to third parties on behalf of the preferred shareholders based on the issue price plus accrued and unpaid dividends, or take certain other actions to protect the interests of the preferred shareholders.

        First Capital has the right to redeem the preferred stock, in whole or in part, for the issue price plus accrued and unpaid dividends.

        First Capital is a separate legal entity from Bunge and has separate assets and liabilities. The carrying value of these shares at December 31, 2001 and 2000 was $171 and $170 million, respectively, and is reflected in minority interest in the consolidated balance sheets.

17.    Shareholders' Equity

        Between July 5, 2001 and July 12, 2001, Bunge's Board of Directors approved: (i) the exchange with Bunge International of 12,000 common shares, par value $1.00 per share, of Bunge Limited, for 1.2 million common shares, par value $.01 per share, of Bunge Limited, (ii) the declaration and payment of a 52.65-for-1 share dividend, (iii) an increase in Bunge's authorized share capital to 240 million common shares, par value $.01 per share, (iv) the authorization of 9,760,000 of undesignated preference shares and (v) the authorization of 240,000 of Series A Preference Shares.

        The common shares data presented herein have been restated for all periods to reflect the effects of the share exchange and share dividend above.

        On August 6, 2001, Bunge International effected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Bunge International. Prior to August 6, 2001, all of the common shares of Bunge were owned by Bunge International, a privately held company incorporated in Bermuda.

        On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. On September 6, 2001, Bunge sold 1,175,100 of its common shares, par value $.01, at an offering price of $16 per share upon the exercise of the underwriters' over-allotment option. Proceeds from the offering and the exercise of the underwriters' over-allotment option less underwriting discounts, commissions and expenses were $278 million. The net proceeds of the initial public offering and the exercise of the underwriters' over-allotment option were used to reduce indebtedness under Bunge's commercial paper program.

        Accumulated Other Comprehensive Income (Loss).    The following table summarizes the balances of related after- tax components of accumulated other comprehensive income (loss):

(US$ in millions)	Foreign Exchange Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 1999	$(17)	$—	$(17)
Other comprehensive income (loss)	(386)	—	(386)

Balance, December 31, 1999	(403)	—	(403)
Other comprehensive income (loss)	(70)	—	(70)

Balance, December 31, 2000	(473)	—	(473)
Other comprehensive income (loss)	(222)	5	(217)

Balance, December 31, 2001	$(695)	$5	$(690)

18.    Earnings Per Share

        Basic earnings per share is computed by dividing net income by the weighted average number of common shares, excluding any dilutive effects of options and performance-based restricted stock during the reporting period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and performance-based restricted stock, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,
(US$ in millions, except for share data)
	1999	2000	2001
Income from continuing operations—basic and diluted	$15	$22	$124

Weighted average number of common shares outstanding:
Basic	64,380,000	64,380,000	71,844,895
Effect of dilutive shares	—	—	159,859

Diluted	64,380,000	64,380,000	72,004,754

Income from continuing operations per share:
Basic	$.23	$.34	$1.73

Diluted	$.23	$.34	$1.72

19.    Stock-Based Compensation

        Equity Incentive Plan—In 2001, Bunge established the Bunge Limited Equity Incentive Plan (the "Employee Plan"). Under the plan, the Compensation Committee of the Board may award equity-based compensation to officers and other employees. Awards under the plan may be in the form of stock options, restricted stock or other awards. These awards may be granted to selected officers and employees of Bunge subject to the provisions of the plan and as determined by the Compensation Committee of the Board of Directors.

        Stock options are granted to purchase shares of Bunge Limited common stock generally at not less than fair value at dates of grant. Options vest on a pro-rata basis over a three-year period on the anniversary date of the grant.

        Performance-based restricted shares are granted to a limited number of key executives. These restricted shares are awarded at the beginning of a three-year performance period and vest as they are earned. The restricted stock vesting is dependent on Bunge obtaining certain targeted cumulative earnings per share ("EPS") growth during the three-year period. The targeted cumulative EPS under the plan is based on income per share from continuing operations adjusted for non-recurring charges and other one-time events at the discretion of the Compensation Committee. Vesting may be accelerated in certain situations such as a change in control of Bunge. The actual award is calculated based on a sliding scale whereby 50% of the granted performance-based restricted stock vests if the minimum target is achieved. No vesting occurs if cumulative EPS is less than the minimum target. The award is capped at 150% of the grant for cumulative EPS performance in excess of the maximum target.

        Effective upon the completion of Bunge's initial public offering in August 2001, Bunge elected to convert outstanding grants of stock appreciation rights ("SARs") into 921,872 non-qualified stock options at grant prices ranging from $15.87 to $18.87. Bunge also converted outstanding grants of phantom units into 322,731 performance-based restricted stock grants.

        Non-Employee Directors Equity Incentive Plan—In 2001, Bunge established the Bunge Limited Non-Employee Directors Equity Incentive Plan (the "Directors Plan"). The Directors Plan provides for awards of stock options granted to non-employee directors. The options vest and are exercisable as of January 1st following the date of grant assuming the director continued service as a member of the Board of Directors until such date. Vesting may be accelerated in certain situations such as a change in control of Bunge.

        Bunge has reserved 4,514,775 shares of common stock for grants of stock options and other stock-based awards under Bunge's Employee and Directors Plans. As of December 31, 2001, 2,054,672 common shares were available for grant under the plans. Bunge's Equity Incentive Plan and Non-Employee Directors Equity Incentive Plan provide that up to 5.0% and 0.5%, respectively, of Bunge's total issued common stock outstanding may be issued pursuant to awards under the plans. Therefore, the number of shares reserved under the plans will increase as the number of Bunge's total issued common stock outstanding increases.

        A summary of Bunge's stock option activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price per Share
Options outstanding at January 1, 2001:	—	$—
Granted	2,137,372	16.74
Exercised	—	—
Forfeited	—	—
Expired	—	—

Options outstanding at December 31, 2001 (189,687 exercisable shares)	2,137,372	$16.74

        Information regarding stock options outstanding and exercisable as of December 31, 2001, is as follows:

Price Range
$15.87—$18.87
Options outstanding:
Number	2,137,372
Weighted average exercise price	$16.74
Weighted average remaining contractual life in years	9.2
Options exercisable:
Number	189,687
Weighted average exercise price	$18.87
Weighted average remaining contractual life in years	8.4

        In accordance with APB No. 25, Bunge recorded compensation expense of $3 million and $1 million for the years ended December 31, 2001 and 2000, respectively, for the performance-based awards and certain stock options whose exercise price was less than the market value of the underlying stock on the date of grant.

        Pro Forma Effect of Stock Compensation Plans—In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, Bunge has elected to continue to account for stock-based compensation using the intrinsic value method under APB Opinion No. 25, Accounting for Stock Issued to Employees and FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accordingly, Bunge does not recognize compensation costs for options issued at the market price at date of grant. If Bunge recognized compensation cost based on the fair value of the options granted on the date of grant, as prescribed by SFAS No. 123, Bunge's net income and earnings per common share would have been reduced to the pro forma amounts as follows:

(US$ in millions, except per share data)	2001
Net income:
As reported	$134
Pro forma	$131
Earnings per common share:
Basic—as reported	$1.87
Basic—pro forma	$1.82
Diluted—as reported	$1.86
Diluted—pro forma	$1.82

        The fair value of Bunge's options was calculated using the Black-Scholes option-pricing model. The weighted average fair value of options and performance-based awards granted during 2001 was $8.64. The following assumptions were used for the year ending December 31, 2001:

2001
Assumptions:
Expected option life (in years)	9.96
Expected dividend yield	.5%
Expected volatility of market price	28%
Risk-free interest rate	5.2%

20.    Lease Commitments

        Bunge routinely leases storage facilities, transportation equipment and office facilities under operating leases.

        Minimum lease payments under non-cancelable operating leases as of December 31, 2001 were as follows:

(US$ in millions)
2002	$36
2003	31
2004	23
2005	11
2006	7
Thereafter	24

Total	$132

        Rent expense under non-cancelable operating leases was $43 million, $32 million and $31 million for 2001, 2000 and 1999, respectively.

21.    Impairment and Restructuring Charges

        In 2001, Bunge recorded impairment charges of $14 million relating to non-cash write-downs of property, plant and equipment attributable to the planned closing of older less efficient plants in the edible oil segment. In 2000, Bunge recorded $49 million of impairment and restructuring charges principally related to the write-downs of certain long-lived assets, including four oilseed processing facilities. The write-downs were taken in response to a downturn in the agribusiness industry and the advancement in technology in certain product lines within the edible oil products segment and the corn products segment. The charges included $44 million of non-cash write-down of property, plant and equipment and employee termination costs paid of $5 million. The carrying value of these assets was written down to their estimated fair value.

22.    Non-Operating Income (Expense)—Net

        Non-operating expenses-net consists of income and (expense) items as follows:

	Year Ended December 31,
(US$ in millions)
	1999	2000	2001
Interest income	$156	$138	$114
Interest expense	(166)	(202)	(187)
Interest expense on debt financing readily marketable inventories	(40)	(52)	(38)
Foreign exchange	(255)	(116)	(148)
Other income (expense)	9	7	(4)

Total non-operating income (expense)—net	$(296)	$(225)	$(263)

        In 2001, 2000 and 1999, Bunge paid interest, net of interest capitalized, of $228 million, $244 million and $220 million, respectively.

23.    Effects of the Argentine Devaluation

        During the second half of December 2001, the Argentine government suspended all foreign currency trading. In January 2002, the government abandoned the fixed peso-dollar exchange rate and created a dual exchange rate system, with a fixed exchange rate of 1.40 pesos to the U.S. dollar reserved mainly for trade and government related operations, including Bunge's exports and trade-related loans, and a free market rate for all other transactions. The peso free market opened on January 11, 2002. The exchange rate at which significant trades began was approximately 1.65 pesos to the U.S. dollar. In accordance with SFAS No. 52, Foreign Currency Translation, if exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which foreign exchange translations could be made will be used for purposes of calculating translation adjustments at the balance sheet date. Included in other comprehensive income (loss) for the year ended December 31, 2001 is a foreign exchange translation loss of $71 million representing the translation of Bunge's Argentine assets and liabilities under these dual exchange rates, using the most appropriate rate for each individual asset and liability. Thereafter, the exchange rate fluctuated between 1.60 and 2.07 pesos to the U.S. dollar until February 3, 2002 when the Argentine government abandoned the dual exchange rate system and imposed additional foreign currency limitations.

        As a result of the Argentine economic crisis, in December 2001 Bunge recorded a $20 million provision against recoverable taxes from the Argentine government. However, the effect of the Argentine devaluation on Bunge's net income for the year ended December 31, 2001 was minimal.

24.    Operating Segments and Geographic Areas

        Bunge has five reporting segments, which are organized based upon similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The wheat milling and bakery products segment involves the manufacturing and marketing of products derived primarily from wheat. The other segment consists of the soy ingredients and corn products businesses.

        The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

Operating Segment Information

(US$ in millions)	Agribusiness	Fertilizer	Edible Oil Products	Wheat Milling and Bakery Products	Other	Unallocated	Total
1999
Net sales to external customers	$5,517	$605	$1,109	$579	$265	$—	$8,075
Intersegment revenues	280	—	—	—	—	(280)	—
Gross profit	203	148	139	85	37	—	612
Income from operations	92	106	41	24	27	(10)	280
EBITDA(1)	138	117	61	35	37	(7)	381
Depreciation, depletion and amortization	46	11	20	11	10	3	101
Investments in affiliates	29	130	—	7	—	—	166
Total assets	2,595	694	431	433	204	254	4,611
Capital expenditures	$74	$16	$39	$7	$4	$—	$140
2000
Net sales to external customers	$6,327	$1,466	$1,019	$527	$328	$—	$9,667
Intersegment revenues	213	—	—	—	—	(213)	—
Gross profit	223	238	143	51	28	—	683
Income from operations	91	153	34	10	8	—	296
EBITDA(1)	144	205	50	25	19	2	445
Depreciation, depletion and amortization	53	52	16	15	11	2	149
Impairment and restructuring charges	39	—	5	—	5	—	49
Investments in affiliates	24	22	—	8	—	—	54
Total assets	2,938	1,731	480	286	190	229	5,854
Capital expenditures	$56	$90	$17	$17	$4	$—	$184
2001
Net sales to external customers	$8,412	$1,316	$922	$530	$304	$—	$11,484
Intersegment revenues	317	—	—	—	18	(335)	—
Gross profit	487	280	91	59	46	—	963
Income from operations	311	187	7	12	29	(19)	527
EBITDA(1)	371	247	28	24	41	(17)	694
Depreciation, depletion and amortization	60	60	21	12	12	2	167
Impairment and restructuring charges	—	—	14	—	—	—	14
Investments in affiliates	15	14	—	—	—	—	29
Total assets	2,745	1,654	383	309	194	158	5,443
Capital expenditures	$69	$114	$28	$12	$7	$—	$230

(1)
Earnings before interest, taxes, depreciation and amortization ("EBITDA"), equals income from operations plus depreciation, depletion and amortization.

        Net sales by product group to external customers were as follows:

(US$ millions)	1999	2000	2001
Agricultural commodities products	$5,517	$6,327	$8,412
Fertilizer products	605	1,466	1,316
Edible oil products	1,109	1,019	922
Wheat milling and bakery products	579	527	530
Soy ingredient products	56	71	81
Corn products	209	257	223

Total	$8,075	$9,667	$11,484

        Geographic area information for net sales to external customers, determined based on the country of origin, and long-lived assets follows:

(US$ in millions)	1999	2000	2001
Net sales to external customers:
United States	$4,786	$5,027	$4,565
Brazil	2,904	3,894	3,268
Argentina	371	542	446
Italy	—	—	1,094
Singapore	—	—	1,007
Rest of world	14	204	1,104

Total	$8,075	$9,667	$11,484

Long-lived assets(a):
United States	$489	$489	$485
Brazil	1,023	1,503	1,318
Argentina	100	98	57
Rest of world	28	23	4

Total	$1,640	$2,113	$1,864

(a)
Long-lived assets include property, plant and equipment, net, goodwill and other intangible assets, net and investments in affiliates.

25. Quarterly Financial Information (Unaudited)

	Quarter
(US$ in millions, except per share data)
	First	Second	Third	Fourth	Total
2001
Volume (in millions of metric tons)	13.7	17.5	21.7	18.7	71.6
Net sales	$2,472	$2,689	$3,151	$3,172	$11,484
Gross profit	156	210	333	264	963
Income from operations(1)	74	98	207	148	527
Income (loss) from continuing operations	(4)	23	57	48	124
Discontinued operations(2)	3	—	—	—	3
Cumulative effect of change in accounting principle(3)	7	—	—	—	7
Net income(4)	$6	$23	$57	$48	$134
Earnings per common—basic
Income (loss) from continuing operations	$(.06)	$.36	$.76	$.58	$1.73
Discontinued operations	.04	—	—	—	.04
Cumulative effect of change in accounting principle	.11	—	—	—	.10

Net income per share(5)	$.09	$.36	$.76	$.58	$1.87

Weighted average number of shares outstanding—basic	64,380,000	64,380,000	75,221,060	83,155,100	71,844,895
2000
Volumes (in millions of metric tons)	10.8	17.6	16.6	15.0	60.0
Net sales	$2,005	$2,284	$2,711	$2,667	$9,667
Gross profit	94	162	252	175	683
Income from operations	14	54	133	95	296
Income (loss) from continuing operations	(5)	(6)	22	11	22
Discontinued operations	(3)	(1)	(5)	(1)	(10)
Net income (loss)(6)	$(8)	$(7)	$17	$10	$12
Earnings per common—basic
Income (loss) from continuing operations	$(.08)	$(.09)	$.34	$.17	$.34
Discontinued operations	(.04)	(.02)	(.08)	(.01)	(.15)

Net income (loss) per share	$(.12)	$(.11)	$.26	$.16	$.19

Weighted average number of shares outstanding—basic	64,380,000	64,380,000	64,380,000	64,380,000	64,380,000
Market price(7):
High	$—	$—	$18.25	$24.15
Low	$—	$—	$15.85	$15.95

(1)
Income from operations for the fourth quarter and the year ended December 31, 2001 includes a $20 million provision against recoverable taxes from the Argentine government. (See Note 23 of Notes to the Consolidated Financial Statements.)

  (2)
  In the first quarter of 2001, Bunge recorded a $3 million, net of $0 million tax, gain on the disposal of discontinued operations. (See Note 4 of Notes to the Consolidated Financial Statements.)

  (3)
  Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of this adoption, Bunge recorded income of $7 million, net of $4 million tax, for the fair value of previously unrecognized derivative instruments. (See Note 1 of Notes to the Consolidated Financial Statements.)

  (4)
  Net income for the fourth quarter and the year ended December 31, 2001 includes a charge of $14 million, $7 million after tax and minority interest, of impairment and restructuring charges principally related to the write-down of certain long-lived assets. (See Note 21 of Notes to the Consolidated Financial Statements.)

  (5)
  Net income per share is computed independently for each period presented. As a result, the sum of net income (loss) per share for the year ended December 31, 2001 does not equal the total computed for the year.

  (6)
  Net income for the fourth quarter and the year ended December 31, 2000 includes a charge of $49 million, $23 million after tax and minority interest, of impairment and restructuring charges principally related to the write-down of certain long-lived assets. (See Note 21 of Notes to the Consolidated Financial Statements.)

  (7)
  Prior to the August 2, 2001 initial public offering, Bunge's common shares were not publicly traded. Bunge's common shares are listed on the New York Stock Exchange under the symbol "BG."

26. Subsequent Events

        On February 22, 2002, Bunge paid a quarterly cash dividend of $0.095 per share to shareholders of record on February 8, 2002.

Financial Statement Schedule II

BUNGE LIMITED AND SUBSIDIARIES
Schedule II—Valuation and Qualifying Accounts
(US$ in Millions)

		Additions
Description	Balance at beginning of period	Charged to cost and expenses	Charged to other accounts		Deductions from reserves		Balance at end of period
FOR THE YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts	$55	15	(7	)(a)	(6	)(b)	$57
Income tax valuation allowance	$123	32	(30	)(a)	—		$125
FOR THE YEAR ENDED DECEMBER 31, 2000
Allowance for doubtful accounts	$57	7	6	(a)	(11	)(b)	$59
Income tax valuation allowance	$125	9	(11	)(a)	(28	)(c)	$95
FOR THE YEAR ENDED DECEMBER 31, 2001
Allowance for doubtful accounts	$59	24	(8	)(a)	(12	)(b)	$63
Income tax valuation allowance	$95	(17)	(14	)(a)	—		$64

(a)
Foreign exchange translation adjustments for all periods and effects of acquisitions of subsidiaries for 2000.

(b)
Write-off of uncollectible accounts.

(c)
Reversal of previously reserved net operating losses resulting from a merger of our Brazilian subsidiairies.

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
PART I
SELECTED CONSOLIDATED FINANCIAL DATA
Facilities by Division
Facilities by Geographic Region
Employees by Division
Employees by Geographic Region
PART II
PART III
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (United States Dollars in Millions, except share data)
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (United States Dollars in Millions, except per share data)
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (United States Dollars in Millions)
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (United States Dollars in Millions, except share data)
BUNGE LIMITED AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
BUNGE LIMITED AND SUBSIDIARIES Schedule II—Valuation and Qualifying Accounts (US$ in Millions)