Form 20-F
period 2002-12-31
BUNGE LTD
filed 2003-03-31
CIK 1144519

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 31, 2003.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

        Commission file number: 001-16625

BUNGE LIMITED
(Exact name of Registrant as specified in its charter)

N/A	Bermuda
(Translation of Registrant's name into English)	(Jurisdiction of incorporation of organization)

50 Main Street
White Plains, New York 10606
USA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $.01 per share	New York Stock Exchange
Series A Preference Shares Purchase Rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

99,332,233 Common Shares, par value $.01 per share 99,332,233 Series A Preference Shares Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/	No / /

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 / /	Item 18 /x/

TABLE OF CONTENTS

PART I

	C.	Material contracts	69
	D.	Exchange controls	69
	E.	Taxation	69
	F.	Dividends and paying agents	73
	G.	Statements by experts	73
	H.	Documents on display	73
	I.	Subsidiary information	74
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		74
Item 12.	Description of Securities Other Than Equity Securities		76
PART II
Item 13.	Default, Dividend Arrearages and Delinquencies		76
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		76
Item 15.	Controls and Procedures		76
Item 16A.	Audit Committee Financial Expert		76
Item 16B.	Code of Ethics		76
PART III
Item 17.	Financial Statements		77
Item 18.	Financial Statements		77
Item 19.	Exhibits		78

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "continue" and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include the risks, uncertainties, trends and other factors discussed under the headings "Item 3. Key Information—Risk factors," "Item 4. Information on the Company—Business overview," "Item 5. Operating and Financial Review and Prospects" and elsewhere in this report. Examples of forward-looking statements include all statements that are not historical in nature, including statements regarding:

  •
  our operations, competitive position, strategy and prospects;

  •
  industry conditions, including the cyclicality of the agribusiness industry and unpredictability of the weather;

  •
  estimated demand for the commodities and other products that we sell and use in our business;

  •
  the effects of adverse economic, political or social conditions and changes in foreign exchange policy or rates;

  •
  our ability to benefit from acquisitions, joint ventures and strategic alliances;

  •
  governmental policies affecting our business, including agricultural and trade policies and laws governing environmental liabilities;

  •
  our funding needs and financing sources; and

  •
  the outcome of pending regulatory and legal proceedings.

        In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this report not to occur. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

  A. Selected financial data.

        The following table sets forth our selected consolidated financial information for the periods indicated. You should read this information together with "Item 5. Operating and Financial Review and Prospects—Operating Results" and our consolidated financial statements and notes to the consolidated financial statements included in this annual report.

        Our consolidated financial statements are prepared in U.S. dollars and in accordance with U.S. GAAP. The consolidated statements of income and cash flow data for the three years ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 and 2001 are derived from our audited consolidated financial statements included in this annual report. The consolidated statements of income and cash flow data for the years ended December 31, 1999 and 1998 and the consolidated balance sheet data as of December 31, 2000, 1999 and 1998 are derived from our audited consolidated financial statements that are not included in this annual report.

        On October 15, 2002, we acquired a 54.69% controlling interest in Cereol S.A., a French agribusiness company, from Edison S.p.A. for approximately €449.2 million in cash. We also paid Edison €14 million for a three-year non-compete agreement. On December 4, 2002, we purchased additional Cereol shares that were publicly traded on the Euronext market for €350.7 million in cash. As a result of these transactions, we own 97.38% of Cereol's share capital and voting rights. We also assumed Cereol's cash of €95 million and debt of €644 million on the acquisition date.

        We are accounting for the Cereol acquisition under the purchase method, which entails allocating the purchase price to the fair values of our share of the assets and liabilities acquired. Cereol's results of operations and minority interest have been reflected in our historical financial statements since October 1, 2002.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(US$ in millions)
Consolidated Statements of Income Data:
Net sales	$14,074	$11,484	$9,667	$8,075	$9,103
Cost of goods sold	12,743	10,521	8,984	7,463	8,433

Gross profit	1,331	963	683	612	670
Selling, general and administrative expenses	592	436	387	332	374

Income from operations	739	527	296	280	296
Non-operating income (expense)—net	(255)	(263)	(225)	(296)	(120)

Income (loss) from continuing operations before income tax and minority interest	484	264	71	(16)	176
Income tax (expense) benefit	(104)	(68)	(12)	27	(43)

Income from continuing operations before minority interest	380	196	59	11	133
Minority interest	(102)	(72)	(37)	4	(33)

Income from continuing operations	278	124	22	15	100

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(US$ in millions)
Discontinued operations, net of tax benefit of $0 (2001), $1 (2000), $3 (1999) and $7 (1998)	—	3	(10)	(20)	(8)

Income (loss) before cumulative effect of change in accounting principles	278	127	12	(5)	92

Cumulative effect of change in accounting principles, net of tax of $6 (2002) and $4 (2001)	(23)	7	—	—	—

Net income (loss)	$255	$134	$12	$(5)	$92

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(US$ in millions, except share and per share data)
Per Share Data:
Earnings per common share—basic:
Income from continuing operations	$2.90	$1.73	$.34	$.23	$1.55
Discontinued operations	—	.04	(.15)	(.31)	(.12)
Cumulative effect of change in accounting principles	(.24)	.10	—	—	—

Net income (loss) per share:	$2.66	$1.87	$.19	$(.08)	$1.43

Earnings per common share—diluted:
Income from continuing operations	$2.88	$1.72	$.34	$.23	$1.55
Discontinued operations	—	.04	(.15)	(.31)
Cumulative effect of change in accounting principles	(.24)	.10	—	—	(.12)

Net income (loss) per share:	$2.64	$1.86	$.19	$(.08)	$1.43

Cash dividends per common share	$.385	$.095	$—	$—	$.31
Weighted average common shares outstanding—basic	95,895,338	71,844,895	64,380,000	64,380,000	64,380,000
Weighted average common shares outstanding—diluted	96,649,129	72,004,754	64,380,000	64,380,000	64,380,000
	Year Ended December 31,
	2002	2001	2000	1999	1998
	(US$ in millions, except volumes)
Consolidated Cash Flow Data:
Cash provided by (used for) operating activities	$130	$209	$(521)	$37	$150
Cash used for investing activities	(1,073)	(179)	(91)	(108)	(529)
Cash provided by (used for) financing activities	$1,295	$(224)	$709	$(253)	$(45)
Other Data:
Volumes (in millions of metric tons):
Agribusiness	73.4	57.5	46.3	31.9	29.1
Fertilizer	10.7	8.9	9.1	4.2	3.5
Food Products:
Edible oil products	2.5	1.6	1.5	1.6	1.5
Wheat milling and bakery products	2.1	2.1	2.0	2.0	1.5
Other	1.6	1.5	1.1	1.1	1.2

Total food products	6.2	5.2	4.6	4.7	4.2

Total	90.3	71.6	60.0	40.8	36.8

	As of December 31,
	2002	2001	2000	1999	1998
	(US$ in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$470	$199	$423	$363	$864
Inventories(1)	2,407	1,368	1,311	923	978
Working capital	1,655	938	681	295	548
Total assets	8,349	5,443	5,854	4,611	5,814
Short-term debt, including current portion of long-term debt	1,499	983	1,522	1,036	1,478
Long-term debt	1,904	830	1,003	793	935
Redeemable preferred stock	171	171	170	—	—
Common shares and additional paid in capital, net of receivable from former sole shareholder	1,945	1,631	1,303	1,303	1,210
Shareholders' equity	$1,472	$1,376	$1,139	$1,197	$1,495

(1)
Included in inventories were readily marketable inventories of $1,517 million, $764 million, $799 million, $642 million and $692 million at December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

  B. Capitalization and indebtedness.

        Not applicable.

  C. Reasons for the offer and use of proceeds.

        Not applicable.

  D. Risk factors.

        Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Risks Relating to Our Business and Industries

We are vulnerable to cyclicality in the agricultural commodities industry and increases in raw material prices.

        Our business is affected by variations in global supply and processing capacity for the primary agricultural commodity products that we sell and use. These variations have resulted in cyclical fluctuations in our profitability. For example, in the late 1990s, significant additional oilseed processing capacity became operational just as demand growth was slowing for soybean meal and oil in developing countries as a result of the Asian financial crisis. During the same period, China, a large importer of soybean meal and oil, changed its import duties, which reduced its demand for imported soybean meal and oil. The combination of these factors caused industry-wide oilseed processing margins to decrease significantly. As a result, in 1999 and 1998, our income from our oilseed processing activities declined.

        In the second half of 2002, the United States suffered a reduced soybean crop due to poor growing conditions. The United States simultaneously experienced decreased demand for U.S.-origin meat products, resulting in a decline in U.S. demand for soybean meal. As a result, industry-wide oilseed processing margins decreased significantly from their highs in late 2001. In response, the industry began to idle soybean processing capacity. In February 2003, we announced that we will be idling production at our oilseed processing facility in Cairo, Illinois. Oilseed processing margins may continue to fluctuate following industry cycles.

        Our food products and fertilizer divisions may also be adversely affected by increases in the price of agricultural commodities and fertilizer raw materials that are caused by market fluctuations outside of our control. Because of competitive conditions in our industries, we may not be able to recoup any increases in the cost of raw materials through increases in sales prices for our products, which would adversely affect our profitability.

Adverse weather conditions in the countries in which we operate may have a significant impact on the availability and prices of agricultural commodities and reduce demand for our fertilizer products.

        Weather conditions have historically caused volatility in the agricultural commodities industry and consequently in our operating results by causing crop failures or significantly reduced harvests. Flood, drought or frost can affect the supply and pricing of the agricultural commodities that we sell and use in our business, reduce the demand for our fertilizer products and negatively affect the creditworthiness of our customers. In the second half of 2002, portions of the United States experienced a drought, which resulted in a smaller than expected soybean harvest and adversely affected soybean prices and margins of our U.S.-based agribusiness operations. As a result, U.S. oilseed processing margins have declined. Reduced supply of agricultural commodities due to weather related factors could adversely affect our revenues and profitability.

We are subject to economic and political instability and other risks of doing business in emerging markets.

        We are a global business with substantial assets located outside of the United States from which we derive a significant portion of our revenue. Our operations in Brazil, Argentina and Europe are a fundamental part of our business. In addition, a key part of our strategy involves expanding our business in several emerging markets, including Eastern Europe, China and India. Volatile economic, political and market conditions in Brazil, Argentina and other emerging market countries may have a negative impact on our operating results.

        We are exposed to currency exchange rate fluctuations, as a portion of our net sales and expenses are denominated in currencies other than the U.S. dollar. Our financial performance may be negatively or positively affected by currency fluctuations. For example, changes in exchange rates between the U.S. dollar and other currencies, particularly the Brazilian real and the Argentine peso, affects our expenses that are denominated in local currencies and may have a negative impact on the value of our assets located outside of the United States. As a result of our acquisition of Cereol, we may also be affected by changes in the value of the euro.

        As a result of our acquisition of Cereol, we now have operations in Eastern Europe, an emerging market with which we had little experience prior to the acquisition. We will need to become familiar with the operating environments and local cultures of Eastern Europe to compete successfully in this region. We cannot assure you that we will achieve the benefits we anticipate from the expansion of our operations to Eastern Europe.

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

        The occurrence of any of these events in the markets where we operate or in other developing markets could jeopardize or limit our ability to transact business in those markets and could adversely affect our revenues and operating results.

Due to our significant operations in Argentina and Brazil, our business is particularly exposed to risks associated with adverse economic and political conditions in those countries.

        In recent years, both Argentina and Brazil have been negatively affected by volatile economic and political conditions. These volatile conditions pose risks for our business, including the risks described in the preceding risk factor. In particular, the volatility of the peso and the real has affected our recent financial results. Devaluations generally have a positive effect on our financial results when local currency costs are translated to U.S. dollars, and appreciations generally have a corresponding negative effect. The devaluations in Argentina and Brazil in 2002 had a material positive impact on our financial results. The value of these currencies may improve in the future, thereby negatively affecting our financial results.

        Argentina.    After a prolonged period of recession, followed by political instability, Argentina announced in December 2001 that it would impose tight restrictions on bank accounts and would not service its public sector debt. It also suspended foreign currency trading, which resulted in our 2001 financial results reflecting a 39% devaluation against the U.S. dollar. In January 2002, the Argentine government abandoned its decade-old fixed peso-dollar exchange rate. The resulting devaluation of the peso during the 2002 calendar year was 51%. A devaluation of the peso generally affects our consolidated financial statements by generating foreign exchange transaction gains or losses on U.S. dollar-denominated monetary assets and liabilities of our Argentine subsidiaries and generating gains based on changes in market value of our readily marketable agricultural inventories. Included in other comprehensive income (loss) for the years ended December 31, 2002 and 2001 were foreign exchange translation losses of $68 million and $71 million, respectively, representing the loss from the translation of our Argentine assets and liabilities.

        As a result of its financial crisis, the Argentine government is not current on its payments of value added tax rebates. We recorded a $20 million provision against recoverable taxes from the Argentine government in 2001, and an additional $44 million provision in 2002.

        In March 2002, the Argentine government imposed export tariffs on raw grains and processed agricultural products and industrial goods, including soybean meal and oil. In April 2002, the government increased these tariffs to 23.5% on soybeans and 20% on soybean meal and oil, wheat and corn. How these tariffs are shared between growers and exporters varies on a transaction-by-transaction basis, and may result in an increase in our cost of raw materials.

        In addition, based on current inflation rates in Argentina, it is possible that Argentina will be classified as a highly inflationary economy for the purposes of U.S. GAAP. If this occurs, we will be required to change the functional currency of our Argentine subsidiaries to the U.S. dollar from the peso in accordance with U.S. GAAP. It is uncertain if or when Argentina might be classified as a highly inflationary economy. Because of this uncertainty, we are unable to determine what effect a change in the functional currency of our Argentine subsidiaries to the U.S. dollar would have on our financial position, results of operations or cash flows. See "Item 5. Operating and Financial Review and Prospects—Operating Results."

        In addition, Argentine presidential elections are scheduled for April 2003 and may result in additional volatility and/or policy changes that could adversely affect our operations.

        Brazil.    The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. In early 1999, the Brazilian government allowed the real to float freely, resulting in a 32% devaluation against the U.S. dollar that year. Our net loss in 1999 was partially due to the devaluation and the associated translation of our U.S. dollar-denominated liabilities. In 2002, the devaluation of the real to the U.S. dollar was 34%. Included in other comprehensive income (loss) for year ended December 31, 2002 is a foreign exchange translation loss of $376 million, representing the loss from the translation of our Brazilian assets and liabilities. Foreign exchange translation losses generate significant local tax benefits in Brazil. Continued realization and recognition of these tax benefits depend upon our domicile in Bermuda, capital structure, level of statutory profitability in Brazil, Brazilian tax legislation and other factors.

        Brazilian presidential elections occurred in October 2002, and Luiz Inácio Lula da Silva was elected president for a term of four years. The volatility of the real and the Brazilian capital markets during 2002 was due, in part, to uncertainties surrounding the election and the policies the new government could implement. We cannot assure you that the new government will not implement policy changes that could adversely affect our Brazilian operations. Changes in policy, including tariffs, exchange controls or other factors, could adversely affect our business and financial results, as could inflation, further currency devaluation and other developments, and the Brazilian government's response to them.

        In addition, economic and market conditions in Argentina and other emerging markets in South America can influence conditions in Brazil and perception of Brazil's economic and political situation.

We are dependent upon access to external sources of financing to acquire and maintain the inventory, facilities and equipment necessary to run our business.

        We require significant amounts of capital to operate our business and fund capital expenditures. We require significant working capital to purchase, process and market our agricultural commodities inventories. An interruption of our access to short-term credit or a significant increase in our cost of credit could materially impair our profit margins. For example, if our credit ratings are lowered, our financing alternatives may become more expensive or limited.

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

        Our future funding requirements will depend, in large part, on our working capital requirements and the nature of our capital expenditures. In addition, the expansion of our business and pursuit of business opportunities may require us to have access to significant amounts of capital. If we incur significant additional indebtedness, we may also be subject to restrictive financial covenants and the risks of increased leverage. This may limit our ability to run our business and use our resources in the manner in which we would like.

Our risk management strategy may not be effective.

        Our business is affected by fluctuations in agricultural commodities prices and in foreign currency exchange rates. We engage in hedging transactions to manage these risks. However, our hedging strategy may not be successful in minimizing our exposure to these fluctuations. In addition, our control procedures and risk management policies may not successfully prevent our traders from entering into unauthorized transactions that have the potential to damage our financial position. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

The expansion of our business through acquisitions and strategic alliances poses risks that may reduce the benefits we anticipate from the transactions.

        We have been an active acquirer of other companies, and we have strategic alliances with several partners. Part of our strategy involves acquisitions and alliances designed to expand and enhance our business. Our ability to benefit from acquisitions and alliances depends on many factors, including our ability to identify acquisition or alliance prospects, access capital markets at an acceptable cost of capital and negotiate favorable transaction terms.

        Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition.

Government policies and regulations affecting the agricultural sector and related industries could result in the imposition of or changes in tariffs, duties, subsidies and import and export restrictions that may limit our ability to conduct our business and affect our profitability.

        Agricultural production and trade flows are significantly affected by government actions. Policies in the major crop producing and consuming countries that change the economic relationship between domestic growing and importing of particular crops can influence crop production. In addition, government policies can favor one crop or use of agricultural resources over another or can negatively affect the ability of industry participants to access new growing areas. Examples include tariffs, duties, subsidies and import and export restrictions that favor some products or countries of origin over others. Another risk of government action that may affect us is an outright embargo on trade between two or more countries. Recently imposed government measures that have had a negative effect on our industry and our business include:

  •
  China. A change in trade policy favoring the import of soybeans instead of processed soy products resulted in reduced import demand for soybean meal and oil.
  •
  Argentina. The imposition of export tariffs on raw grains and manufactured agricultural and industrial goods.
  •
  Brazil. The removal of a tax that favored the export of processed soybean products over soybeans resulted in a significant increase in soybean exports and reduced domestic oilseed processing margins.
  •
  United States. The Federal Agriculture Improvement and Reform (FAIR) Act of 1996 gave farmers considerable flexibility by removing crop-specific acreage restrictions, which contributed to an increase in soybean acreage and increased supply of soybeans. This law was replaced by the Farm Security and Rural Investment Act of 2002, which will expire in 2007. Under the new law, loan support prices for soybeans have been reduced, which may result in reductions in soybean acreage. Several countries and the World Trade Organization, or WTO, are objecting to the provisions of the new law. In addition, U.S. export sales of agricultural commodities and certain food products have historically been subject to favorable U.S. tax treatment. In 2002 and 2001, our overall tax liabilities were reduced by $9 million and $10 million, respectively, as a result of this treatment. However, the WTO recently ruled that this tax treatment is a trade-distorting subsidy and has authorized the European Union, who brought the initial suit, to impose sanctions against the United States. It appears likely that the U.S. Congress could change or eliminate this treatment, which would subject U.S. exporters, including us, to higher tax rates.

        Future government policies may restrict our ability to conduct our business in our existing and target markets and could cause our financial results to suffer.

We could lose customers if we fail to separate products that contain genetically modified organisms from those that do not.

        The use of genetically modified organisms (GMOs) in food and animal feed has been met with varying acceptance in the different markets in which we operate. For example, the United States and Argentina have approved the use of GMOs in food products and animal feed, and GMO and non-GMO grain is produced and frequently commingled during the grain origination process. However, the Brazilian government has not approved the commercial planting of GMO crops. Adverse publicity about genetically modified food has led to government regulations that limit sales of GMO products in some of the markets where we sell our products, most significantly the European Union.

        We generally do not test our agricultural commodities inventory for the presence of GMOs. We sell some GMO-free soy commodity products from Brazil and perform appropriate related testing;

however, in general, we conduct no GMO testing in our United States or Argentine operations. In our U.S. food products division, we are able to test only representative samples of our inventory. We may inadvertently deliver products that contain GMOs to customers that request GMO-free products. As a result, we could lose customers, incur liability and damage our reputation.

We face intense competition in each of our divisions, particularly in our agribusiness and food products divisions.

        We face significant competition in each of our divisions, particularly in our agribusiness and food products divisions. We have numerous competitors, some of which may be larger and have greater financial resources than we have. In addition, we face the following significant competitive challenges in our agribusiness and food products divisions.

        Agribusiness.    The markets for our agricultural commodities products are highly price-competitive and are sensitive to product substitution. We compete against large multinational, regional and national suppliers, processors and distributors and farm cooperatives. Our principal competitors are Archer Daniels Midland Co., or ADM, and Cargill, Inc. Competition with these and other suppliers, processors and distributors is based on price, service offerings and geographic location.

        In the agribusiness industry, it is essential to have reliable access to agricultural commodities. To remain competitive, we may need to enhance in a timely and cost-effective manner the services we offer. We expect to face competition in implementing these strategies. Our inability to implement these strategies may result in a loss of suppliers or customers or a decrease in our revenues and profitability.

        Food products.    Several of the markets in which our food products division operates, particularly those in which we sell consumer products, are mature and highly competitive. Our revenues in these markets, particularly Brazil, have been declining over the past several years as a result of competitive conditions and pricing pressure due to the devaluation of the Brazilian real. In addition, consolidation in the supermarket industry has resulted in our retail customers demanding lower prices and reducing the number of suppliers with which they do business. To compete effectively in our food products division, we must establish and maintain favorable brand recognition, efficiently manage distribution, gain sufficient market share, develop products sought by consumers and other customers, implement appropriate pricing, provide marketing support and obtain access to retail outlets and sufficient shelf space for our retail products.

        In addition, many of the edible oil products that we produce contain trans fatty acids. Trans fatty acids, which are found in products such as vegetable shortenings and margarines, have been associated with a higher level of cholesterol. As a result, several food processors have recently indicated an intention to switch to products with lower levels of trans fatty acids. If our competitors are able to develop low trans fatty acid products more economically or quickly than we can, our competitive position could suffer and our edible oil segment revenues could be negatively affected.

        Competition could cause us to lose market share, exit certain lines of business, increase expenditures or reduce pricing, each of which could have an adverse effect on our revenues and profitability.

We may not be able to successfully integrate Cereol's operations into our business and may not achieve the anticipated benefits of the acquisition.

        Cereol has operations in 13 countries and worldwide distribution channels. The integration of Cereol's operations into our business involves numerous risks, including:

  •
  difficulties in incorporating Cereol's oilseed processing operations, product lines and marketing operations into our business;
  •
  the diversion of our resources and of our management's attention from other business concerns;
  •
  the loss of key Cereol employees;

  •
  entering additional emerging markets, such as Eastern Europe;
  •
  the day-to-day management of the substantially larger and more geographically diverse combined company; and
  •
  our estimation of the liability we may assume as a result of the acquisition, including environmental, tax and litigation claims, may not be accurate.

        Our failure to integrate and manage Cereol's business successfully could adversely affect our business and financial performance. In addition, if Cereol's operations and financial results do not meet our expectations, we may not realize the synergies, operating efficiencies, market position or revenue growth we anticipate from the acquisition.

We have not yet received approval from Brazilian antitrust authorities for our April 2000 acquisition of Manah.

        In April 2000, we acquired Manah S.A., a Brazilian fertilizer company. This acquisition remains subject to approval by the Brazilian antitrust commission. In April 2001, an office of the Brazilian Ministry of Finance issued a non-binding advisory opinion recommending approval of the acquisition subject to the divestiture of either one of our existing phosphate facilities or Manah's additional equity interest in Fertifós, a Brazilian phosphate mining company. In October 2002, an office of the Brazilian Ministry of Justice issued a non-binding advisory opinion recommending to the Brazilian antitrust commission that Manah divest of its interest in Fertifós. Both opinions were based upon a finding of potential anticompetitive effects in the central region of Brazil. The Brazilian antitrust commission's final decision is pending, and it is possible that it will not approve the acquisition or will require us to divest certain assets that may significantly reduce the benefits of the acquisition to us.

We are subject to regulation in numerous jurisdictions and may be exposed to liability as a result of our handling of hazardous materials and commodities storage operations.

        Our business involves the handling and use of hazardous materials. In addition, the storage and processing of our products may create hazardous conditions. For example, we use hexane in our oilseed processing operations, and hexane can cause explosions that could harm our employees or damage our facilities. Our agricultural commodities storage operations also create dust that has caused explosions in our grain elevators. In addition, our mining operations and manufacturing of fertilizers requires compliance with environmental regulations. Our operations are regulated by environmental laws and regulations in the countries where we operate, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. These laws and regulations require us to implement procedures for the handling of hazardous materials and for operating in potentially hazardous conditions, and they impose liability on us for the clean-up of any environmental contamination. In addition, Brazilian law allocates liability for noncompliance with environmental laws by an acquired company to the acquiror for an indefinite period of time. Because we use and handle hazardous substances in our business, changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business. See "Item 4. Information on the Company—Business overview—Government Regulation and Environmental Matters."

Risks Relating to our Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us and our directors and executive officers.

        We are a Bermuda exempted company. Most of our directors and some of our officers are not residents of the United States, and a substantial portion of our assets and the assets of those directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons. We have been advised by our Bermuda counsel, Conyers Dill &

Pearman, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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

Our directors may have conflicts of interest because of their continuing involvement with Mutual Investment Limited, formerly Bunge International Limited.

        A majority of our directors are also directors of Mutual Investment Limited, our sole shareholder prior to our initial public offering. These ties could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for Mutual Investment and us. For example, Mutual Investment had outstanding debt to us of $55 million as of December 31, 2002. The timing and amounts of the repayment of this debt may be influenced by the common directors of Mutual Investment and us in a way that may not be favorable to us.

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

        Based on certain estimates of our gross income and gross assets available as of the date of this annual report and relying on certain exceptions in the applicable U.S. Treasury regulations, we do not believe that we are currently a PFIC. Since PFIC status is determined by us on an annual basis and will depend on the composition of our income and assets from time to time, we cannot assure you that we will not be considered a PFIC for the current or any future taxable year. Such a characterization could result in adverse U.S. tax consequences to U.S. investors. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year U.S. investors may desire to make an election to treat us as a "qualified electing fund" with respect to shares owned (a "QEF election"), in which case U.S. investors will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. See "Item 10. Additional Information—Taxation."

Item 4. Information on the Company

  A. History and development of the company.

History

        We are a limited liability company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 20791. We were incorporated on May 18, 1995 under the name Bunge Agribusiness Limited, and we changed our name to Bunge Limited on February 5, 1999. We trace our history back to 1818 when we were founded as a grain trading company in Amsterdam, The Netherlands. During the second half of the 1800s, we expanded our grain operations in Europe and also entered the South American agricultural commodities market. In 1888, we entered the South American food products industry, and in 1938 we entered the fertilizer industry in Brazil. We started our U.S. operations in 1923, and in 1999 moved our corporate headquarters to the United States.

        In the early 1990s, our management team developed and began to carry out a strategy of selling non-core assets and focusing our efforts on growth in agribusiness. Since 1996, we have acquired three major South American soybean processing companies to become the leading soybean processor in the Americas. We also acquired eight Brazilian fertilizer companies between 1996 and 2000 to become the largest and only major vertically integrated fertilizer company in Brazil. In 1999, we significantly expanded our international marketing operations, which we rapidly expanded worldwide, and which has resulted in significant growth in our agribusiness operations. In 2002, we acquired Cereol, which made us the world's largest oilseed processing company, based on processing capacity, and significantly expanded our presence in the European agribusiness market. Our focused strategy and its implementation have allowed us to grow significantly into the leadership position we presently occupy in each of our business divisions.

        Our principal executive offices and corporate headquarters are located at 50 Main Street, White Plains, New York 10606, and our telephone number is (914) 684-2800. Our registered office is located at 2 Church Street, Hamilton, HM 11, Bermuda. Our website address is www.bunge.com. Information contained in or connected to our website is not intended to be a part of this annual report.

Recent Developments

        Alliance with DuPont.    In January 2003, we announced our agreement to form an alliance with E.I. duPont de Nemours and Company to expand our agribusiness and soy ingredients businesses. The alliance will initially consist of three components: a joint venture, called Solae L.L.C., for the production and distribution of specialty food ingredients, such as soy protein products and lecithins; a biotechnology agreement to jointly develop and commercialize soybeans with improved quality traits; and an alliance to develop a broader offering of services and products to farmers.

        We will contribute our soy ingredients business to Solae in exchange for a 28% interest in Solae plus an estimated $260 million in cash to be funded by joint venture debt. DuPont will contribute its Protein Technologies food ingredients business for a 72% interest in Solae. We will have the right to increase our interest in Solae to 40% according to an agreed upon formula. Solae will be based in St. Louis, Missouri and is scheduled to begin operations in April 2003.

        Sale of Lesieur.    In November 2002, we announced our agreement to sell Lesieur, a French maker of branded bottled vegetable oils, to Saipol, an oilseed processing joint venture between Cereol and Sofiproteol, the financial institution for the French oilseed cooperatives. As a result of this transaction, Cereol will retain its 33.34% interest in Saipol and Sofiproteol will control the remaining 66.66%. We anticipate that the transaction will close in the third quarter of 2003. We expect to receive net proceeds of approximately €181 million from the sale at closing.

        Purchase of Cereol's Minority Interest.    Under French law, as the owner of more than 95% of Cereol's voting rights, we have the right to launch a minority buy-out offer for the Cereol shares that remain outstanding, followed by a squeeze-out of any remaining shares and a delisting from the Euronext market. On March 26, 2003, we launched the offer to purchase the outstanding shares for a purchase price equal to €32 per share, plus up to an additional €3 per share that is potentially payable upon resolution of the Ducros arbitration. See "Item 8. Financial Information—Legal Proceedings." We expect to complete the purchase in April 2003.

        Argentina.    From January 1, 2003 to March 27, 2003, the peso has appreciated 17% against the U.S. dollar.

        Brazil.    From January 1, 2003 to March 27, 2003, the real has appreciated 4% against the U.S. dollar.

        Dividends.    We paid a regular quarterly cash dividend of $0.10 per share on February 28, 2003 to shareholders of record on February 14, 2003. On March 17, 2003, we announced that we will pay a regular quarterly cash dividend of $0.10 per share on May 30, 2003 to shareholders of record on May 15, 2003.

Principal Capital Expenditures, Acquisitions and Divestitures

  Capital Expenditures

        Our capital expenditures were $242 million in 2002, $230 million in 2001 and $184 million in 2000. The majority of these capital expenditures related to efficiency improvements to reduce costs, equipment upgrades due to changes in technology and business expansion. In 2002, we completed the modernization of several of our oilseed processing facilities in Brazil and the United States and the modernization of an acidulation plant for fertilizers in Brazil. In 2001, we completed a number of revenue enhancing projects which we began in 2000, including constructing a sulfuric acid plant in Brazil for our fertilizer segment, as well as the completion of additional agricultural commodities storage facilities in North America and Brazil and the upgrade of our Destrehan, Louisiana export elevator. Also in 2001, we completed the expansion of our oilseed processing plant in Rondonopolis,

Brazil, which is the largest oilseed processing plant in Brazil. In 2000, we completed the construction of our soy ingredients plant in Esteio, Brazil. Although we have no specific material commitments for capital expenditures, we intend to invest approximately $375 million in 2003 and $475 million in 2004, the majority of which will be used to expand and upgrade our port facilities, modernize our oilseed processing facilities, upgrade our food products facilities in Brazil, expand our storage capacity and logistics infrastructure and pursue strategic equity investments.

  Acquisitions

        Over the past several years, we have made acquisitions within each of our business divisions to expand our businesses and product lines, increase our market share and enhance our access to raw materials. The following is a description of our principal recent acquisitions.

        Cereol.    On October 15, 2002, we acquired a 54.69% controlling interest in Cereol, a leading oilseed processor in Europe and North America and a leading producer of edible oils, soy protein concentrates and lecithins worldwide, from Edison. We paid Edison €32 per share, or €449.2 million in cash, for its shares. We also paid Edison €14 million for a three-year non-compete agreement. In addition, we assumed Cereol's cash of €95 million and debt of €644 million on the acquisition date.

        On November 8, 2002, in accordance with French law, we commenced an offer to purchase the outstanding shares of Cereol that were publicly traded on the Euronext market, at the same price of €32 per share. On December 4, 2002, we completed the offer to purchase and paid approximately €350.7 million in cash to the tendering shareholders. As a result of these transactions, we own 97.38% of Cereol's share capital and voting rights.

        Cereol is currently in arbitration relating to the sale of Ducros. Depending on the outcome of the arbitration, we will owe up to an additional €3 per share, or a maximum of €77 million, to Edison and Cereol's public shareholders. Regardless of the outcome or its timing, we are entitled to be indemnified by Edison for any amount due that exceeds €77 million. See "Item 8. Financial Information—Legal Proceedings" for additional information on the arbitration.

        Prior to our acquisition of Cereol, Cereol had announced several significant acquisitions and divestitures that were completed in 2002.

  •
  In February 2002, Cereol acquired the remaining 49% interest in Oleina Holding, the subsidiary through which Cereol sells its products in Russia and the Ukraine, increasing its ownership interest to 100%.

  •
  In May 2002, Cereol acquired the remaining 50% interest in CanAmera, its Canadian subsidiary, increasing its ownership interest to 100%.

  •
  In May 2002, Cereol sold Carapelli, an Italian olive oil and oilseed company.

  •
  In December 2002, Cereol purchased the remaining 50% interest in Olmuhle Bruck, its Austrian joint venture, raising its ownership to 100%.

  •
  In December 2002, Cereol purchased a majority interest in Kaliakra, a Bulgarian company specializing in oilseed crushing and refining and production of vegetable oils and margarine.

        La Plata Cereal.    On March 4, 2002, we completed our acquisition of La Plata Cereal S.A., an Argentine agribusiness company, from André & Cie S.A., a Swiss agribusiness company. The purchase price was approximately $3 million in cash, and we assumed $42 million in debt.

        Bunge Fertilizantes.    In April 2000, we acquired a 21% interest in, representing 57% of the voting power of, Manah for $47 million in cash, net of cash acquired of $36 million. In August 2000, we merged Manah with Serrana in a public share exchange. The share exchange resulted in our acquiring the remaining 9.7% of Serrana that we did not already own. The fair value of the remaining shares of Serrana that we acquired in the share exchange was $53 million, and we accounted for this transaction as an acquisition of a minority interest. As a result of this transaction, we now control approximately 72% of the combined company, which we renamed Bunge Fertilizantes S.A. During 2001, we increased our interest in Bunge Fertilizantes by 2% through an acquisition of shares for $9 million in cash.

        As a result of the Manah acquisition, we also obtained a controlling interest in Fosfertil S.A. and Ultrafertil S.A., Brazilian companies engaged in phosphate mining and production of intermediate fertilizer products. Fosfertil and Ultrafertil operate three phosphate mines in Brazil and supply a portion of the phosphate and nitrogen needs of our fertilizer operations. In connection with the privatization of Fosfertil and Ultrafertil in the mid-1990's, substantially all of our stake in those companies' outstanding capital stock was pledged to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian national development bank, which financed the transaction. In the first quarter of 2001, we acquired an additional 3% interest in Fosfertil for $21 million, of which $3 million consisted of cash and the remainder consisted of a variable interest rate note that was paid in July 2002.

        Bunge Brasil.    In September 2000, we merged Ceval Alimentos and Santista Alimentos S.A., two of our Brazilian subsidiaries, in a public share exchange which resulted in our acquiring the remaining 13% of Santista that we did not already own for $25 million. We accounted for this transaction as an acquisition of a minority interest. After the acquisition, we renamed this company Bunge Alimentos S.A. In 2001, we initiated a corporate restructuring of Bunge Fertilizantes and Bunge Alimentos for shares of Serrana S.A., which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their shareholders. These withdrawal rights required our subsidiaries to buy back and cancel shares from minority shareholders at a total cost of $275 million, of which $105 million was paid in cash. On February 18, 2002, we delisted Bunge Fertilizantes and Bunge Alimentos, thereby reducing the number of our publicly traded subsidiaries in Brazil from four to two: Bunge Brasil and Fosfertil.

  Divestitures

        In the first quarter of 2001, we sold our baked goods division in Brazil for a gain of approximately $3 million. We received net proceeds of $59 million from the sale.

  B. Business overview.

        We are an integrated, global agribusiness and food company operating in the farm-to-consumer food chain which ranges from raw materials such as grains and fertilizers to retail food products such as flour and margarine. We have primary operations in North America, Brazil, Argentina and Europe and worldwide distribution capabilities. We conduct our operations in three divisions: agribusiness, fertilizer and food products. In 2002 and 2001, we had total net sales of $14,074 million and $11,484 million and income from operations of $739 million and $527 million, respectively. We believe we are:

  •
  the world's largest oilseed processing company, based on processing capacity;

  •
  the largest processor of soybeans in the Americas and one of the world's leading exporters of soybean products, based on volumes;

  •
  the largest producer and supplier of fertilizers to farmers in South America, based on volumes;

  •
  the leading seller of bottled vegetable oils worldwide, based on sales; and

  •
  one of the world's largest corn dry millers and the largest wheat miller in South America, based on volumes.

        Our agribusiness division consists of three business lines: grain origination, oilseed processing and international marketing. Our primary grain origination and oilseed processing assets are located in the United States, Brazil, Argentina and Europe. We have international marketing offices in 18 countries. Net sales in our agribusiness division were $10,291 million in 2002, or 73% of our total net sales, and $8,412 million in 2001, or 73% of our total net sales.

        Our fertilizer division is involved in every stage of the fertilizer business, from mining of raw materials to sales of mixed fertilizer formulas. Our fertilizer activities are primarily located in Brazil. Net sales in our fertilizer division were $1,384 million in 2002, or 10% of our total net sales, and $1,316 million in 2001, or 12% of our total net sales.

        Our food products division consists of four business lines: edible oil products, wheat milling and bakery products, soy ingredients and corn products. These businesses produce and sell food products such as edible oils, shortenings, margarine, mayonnaise, milled products, bakery mixes and baked goods and food ingredients to food processors, foodservice companies and retail outlets. Our food products division, primarily located in the United States, Europe and Brazil, benefits from a stable source of soybeans, crude oils and meals, wheat and corn provided by our agribusiness operations. Net sales in our food products division were $2,399 million in 2002, or 17% of our total net sales, and $1,756 million in 2001, or 15% of our total net sales.

Our Competitive Strengths

        We believe our business benefits from the following competitive strengths:

  •
  Significant synergies within and among our businesses.  By operating in complementary businesses throughout the food supply chain, we enjoy significant operating advantages and logistical efficiencies. For example, in our agribusiness division, we use our geographically balanced supply relationships, storage and processing facilities and logistics infrastructure to provide our international marketing operations with a diverse set of grains and oilseeds such as soybeans, wheat, corn and sorghum, for sale to our customers. In our fertilizer division, we benefit from our internal sources of raw materials provided by the mines we operate. In our food products division, we capitalize on synergies with our agribusiness division by supplying a significant portion of our raw material requirements from our agribusiness operations, such as crude oils for our edible oil products and wheat and corn for our wheat milling and bakery products and corn products businesses, thereby ensuring an adequate supply of raw materials for these businesses. We also enjoy significant operating efficiencies as a result of our ability to share transportation and logistics infrastructure among our businesses.

  •
  Geographic balance and positioning.  We have substantial agricultural commodities origination facilities in both the northern and southern hemispheres, and we believe we are the agricultural commodities company with the best balance between the two hemispheres, mitigating seasonal effects on agricultural production. Our international marketing operations thus benefit from having a constant supply of oilseeds, soybean meal and oil and grains throughout the year to satisfy customer orders. The geographic balance of our operations also mitigates the risks of exposure to any one particular region. For example, should one of the areas in which we operate experience drought or a crop shortfall, our operations in other regions could continue to provide a steady supply of products while benefiting from any resulting price increases. Additionally, we have access to products from both GMO and GMO-free regions, thereby allowing us to meet individual customers' GMO order specifications.

  •
  Dollar-denominated or dollar-linked business lines.  Our net sales in our agribusiness and U.S.-based food products divisions are either denominated in, or linked to, the U.S. dollar, which can reduce the effect of currency fluctuations on these business lines. In addition, the Brazilian fertilizer industry, as a supplier to the agricultural industry, which derives its profitability from dollar-based international commodity prices, has historically been able to link its sales prices to those of imported raw material costs. Consequently, the impact of a currency devaluation on profitability in our agribusiness and fertilizer operations is limited. In addition, currency fluctuations can positively affect our margins when costs are denominated in local currencies while sales are made in U.S. dollars or linked to U.S. dollars. In addition, we are insulated from reduced demand for our agricultural commodity products in the United States and Brazil caused by economic downturns in those countries because of our ability to rapidly shift the balance of our sales between domestic and export markets.

  •
  Scale, quality and strategic location of our facilities.  We operate large, efficient and well-maintained agricultural commodities storage and oilseed processing facilities, generating economies of scale and reducing overall costs. We have also selectively located many of our facilities in close proximity to our suppliers, domestic customers, edible oil refineries and packaging operations and key export points to reduce transportation costs and delivery times for our products. For example, our U.S. storage facilities are primarily located along the Mississippi River, facilitating efficient transportation of soybeans and grains from their production areas to the principal export port of New Orleans. In Brazil, we have storage facilities in 12 soybean producing states and the number and location of these facilities gives us the storage capacity necessary to take advantage of the wide seasonal fluctuations in inland transportation costs. In Argentina, our oilseed processing plants are located in or near export ports and close to major soybean growing areas. In Europe, we have oilseed and edible oil processing facilities in Austria, Bulgaria, France, Germany, Hungary, Italy, Poland, Romania, Spain and the Ukraine.

  •
  Well positioned in higher growth areas of our markets.  We believe that we are well positioned in the higher growth areas of the markets in which we operate. For example, in our agribusiness division, we have a leading position in originating and processing soybeans in our principal markets and exporting soybean products, the consumption of which is rising faster than other oilseeds. Our leadership position in the Brazilian soybean origination and processing markets will allow us to benefit from anticipated growth in Brazilian agricultural output, while our significant share of agricultural commodities storage capacity along the southern Mississippi River in the United States positions us to benefit from expected continued future growth in U.S. agricultural commodity exports. In our fertilizer division, our market leadership position in the Brazilian fertilizer industry enables us to capitalize on anticipated accelerated growth in that market. In our edible oil products business, our leading consumer market positions in Europe and Brazil and foodservice market position in the United States will allow us to benefit from anticipated increases in per capita oil consumption in Eastern Europe and Brazil and the projected growth in consumption of food products prepared and/or eaten away from home in Brazil and the United States.

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

Our Business Strategy

        Our objective is to continue growing our business and increasing our profitability by focusing on the following key strategies:

  •
  Expand our core businesses through organic growth.  We intend to continue to grow by selectively expanding and extending our operations in each of our divisions. For example, we plan to continue to increase our origination and oilseed processing capabilities in the United States, Brazil and Argentina to accommodate higher volumes of soybeans, soybean meal and soybean oil, which we refer to as soy commodity products, sold in the United States and by our international marketing operations. Since 2000, we have established 15 international marketing offices, giving us a total of 22 offices in 18 countries. We have become the leading exporter of protein meal to Europe, of soybean oil to India and of soybeans to China. We are also capitalizing on our leading market position in the fertilizer industry in Brazil by expanding our fertilizer operations into Argentina.

  •
  Pursue strategic acquisitions and alliances.  We intend to continue to pursue selective strategic acquisitions and alliances. We have a long record of expansion through acquisition. On October 15, 2002, we acquired Cereol. In addition, we recently announced a joint venture for our Lesieur edible oil business and a strategic alliance with DuPont involving our soy ingredients and agribusiness divisions. The key characteristics of our acquisition candidates and business partners will include companies that can add additional or complementary product or distribution capabilities; broaden our geographic presence, enhance our scale or increase penetration of existing markets; and complement our current businesses and thereby become part of our integrated business.

  •
  Expand into higher growth Asian markets.  We intend to increase our existing presence in China and India, countries that are expected to generate much of the world's demand for grains and oilseed products. After China, India is the world's largest import market for edible oil. We operate an oilseed processing plant in India through a joint venture, with a particular focus on edible oils, and are exploring opportunities to expand our operations in India. We participate in the Asian palm oil market through merchandising operations in Indonesia and Singapore.

  •
  Improve our asset efficiency.  We intend to continue to increase our capacity utilization by improving our operating efficiency and shifting production to more efficient facilities. We closed four less efficient oilseed processing facilities in the United States and Brazil in 2000. In 2002, Cereol closed its oilseed processing facility in Utrecht, The Netherlands. In addition, we plan to expand and upgrade our logistics and transportation capabilities to reduce costs, as evidenced by the recent upgrade of our Destrehan, Louisiana export elevator.

Agribusiness

        Our agribusiness division consists of three business lines: grain origination, oilseed processing and international marketing. In 2002, we originated, processed and marketed 73.4 million metric tons of grains and oilseeds.

  Grain Origination

        Overview.    Grain origination involves purchasing, storing and merchandising oilseeds and grains. The principal agricultural commodities that we handle in our grain origination operations are soybeans, sunflower seed, rapeseed, wheat, corn and sorghum. Of the total amount of agricultural commodities we originated in 2002, approximately half was soybeans and the remainder was divided between corn, sorghum and wheat. We also originated small quantities of sunflower, barley, oats and rapeseed. We purchase oilseeds and grains at market prices.

        We sell oilseeds and grains to both U.S. and international oilseed processors, feed manufacturers, millers, livestock producers and intermediaries, as well as to our own oilseed processing operations and food products division. In 2002, our oilseed processing operations used approximately three-fourths of the oilseeds and grains that we originated. The balance was either exported through our international marketing network or sold domestically. We are the leading soybean originator in Brazil and our facilities are well positioned in high growth areas.

        We obtain all of our oilseeds and grains from third parties, either directly through individual relationships and purchase contracts with farmers, or indirectly through intermediaries. We do not engage in any farming operations. We purchase the large majority of our oilseeds and grains at elevators that we operate. Elevators are facilities that serve as consolidation and storage points for harvested oilseeds and grains. We also purchase oilseeds and grains from intermediaries or other suppliers in those areas where we do not have origination facilities. Farmers generally sell their production to the closest elevator to minimize their transportation costs. While location and price are the key factors in origination, we strive to maintain the best possible relationships with those farmers from whom we buy grain by offering flexibility in our purchasing contracts, making fast decisions and providing quick and reliable discharging service.

        In addition, in Brazil, where there are fewer sources of crop financing than in the United States, we provide financing services to farmers. Since 1985, we have offered crop financing in Brazil without experiencing material write-offs. Our crop financing loans are typically secured by the farmer's crop and a mortgage on the farmer's land and other assets. The amount of each advance is limited to a predetermined fraction of the individual farmer's historical average output to contain our exposure to crop shortfalls. These loans carry market interest rates and are repaid in soybeans or other grains, the value of which is pegged to the U.S. dollar due to the international pricing of these agricultural commodities, thereby reducing any transfer or convertibility risk. As of December 31, 2002, our total secured advances to farmers were $205 million. In prior years, we have also supplied fertilizers in lieu of currency to farmers in exchange for crops, as part of our crop financing initiatives.

        Facilities.    In the United States, we have approximately 70 inland and export grain elevators. Our U.S. elevators are primarily located south of St. Louis, Missouri along the Mississippi River and its tributaries, an efficient location for export, where we have a significant share of that area's total elevator storage capacity. We also have elevators in the Eastern corn belt states of Indiana and Ohio. In addition, we have storage facilities at our soybean and corn processing plants where we originate oilseeds and grains from farmers and other sellers directly for processing.

        In Brazil, we have extensive coverage of the growing areas with storage facilities in 12 soybean producing states. We operate approximately 160 elevators in Brazil and intend to expand this capacity. We were one of the first companies to operate storage facilities in the newer growing regions of Brazil. In Argentina, we operate ten storage facilities, all located in the agricultural growing areas.

        Distribution.    Once purchased, oilseeds and grains are either transported to one of our storage or processing facilities, or sold to other companies in either the export or domestic markets. In North America, we use approximately 7,100 rail cars and 460 river barges to move oilseeds, soy commodities products and grains from our elevators to export terminals in New Orleans and to our processing facilities. In Brazil, where there is limited rail infrastructure, we contract with independent trucking services, making us one of the largest consumers of logistics services in the country. In Argentina, we transport oilseeds and grains principally by truck and, to a lesser extent, by rail and barge, along the Paraná River from the growing areas to export points in the provinces of Santa Fe and Buenos Aires.

        Because of the importance of exports to our business, we operate a number of strategically located export facilities.

  •
  We are involved in the operation of two export elevators in the New Orleans area, owning one and having access to another through an alliance with the U.S. subsidiary of Zen-Noh, the largest Japanese agricultural cooperative. We recently completed an upgrade of the barge unloading capacity, among other improvements, at the export elevator that we own.

  •
  We operate seven export facilities in Brazil which handle soybean, soybean meal and oil exports, as well as fertilizer raw material and wheat imports.

  •
  In Argentina, we have a joint venture for operating two upriver ports in the province of Santa Fe, Terminal 6 for exporting oilseeds, grains, meal and oil, and Guide for exporting crude oil and edible oil. We are the sole operator of port facilities in Puerto San Martin and Bahía Blanca (in the province of Buenos Aires) for exporting oilseeds and grains. In addition, we have an interest in Necochea, a grain port in southern Argentina.

  •
  In Quebec City, Canada, we operate the only grain handling facility with rail access and a deep-water berth on the St. Lawrence Seaway.

  Oilseed Processing

        Overview.    Oilseed processing involves crushing oilseeds to produce meal and crude oil. Soybeans are the world's most important oilcrop and the primary focus of our oilseed processing operations. We believe we are the world's largest oilseed processing company, based on processing capacity, and the largest soybean processor in the Americas, based on volumes.

        Facilities.    In the United States, we operate 13 oilseed processing facilities. Our facilities are strategically located in the primary poultry producing areas, the primary soybean growing areas and the primary river tributary for export. We built our Council Bluffs, Iowa plant in 1999 to take advantage of increased soybean production in Minnesota, North and South Dakota, Iowa and Nebraska, as well as convenient rail access and low-cost electrical power. The U.S. oilseed processing plants we acquired with our acquisition of Cereol are located primarily in the Eastern corn belt states of Ohio, Indiana and Illinois, a region that complements our existing operations and expands our geographic coverage. Five of our U.S. oilseed processing facilities have adjacent or attached edible oil refineries, thereby eliminating the transportation expenses that we would otherwise incur in shipping crude oil to our edible oil refineries.

        We operate nine soybean processing facilities in Brazil. We are also building a new plant in Urucui, Piaui which should be operational in August 2003. In addition, we recently signed a new lease on a processing facility that has an attached refinery and packaging operations. In Brazil, we initiated the move of the oilseed processing industry into the newer growing areas, securing advantageous locations for our facilities. In Brazil, we believe we have, on average, among the largest oilseed processing facilities in the industry. Several of our Brazilian oilseed processing facilities also have attached edible oil refineries.

        In Argentina, we operate four oilseed processing facilities. These plants are located in or near export ports and close to major soybean growing areas. The plant at Terminal 6 is one of Argentina's largest and most modern. One of our plants has an edible oil refinery that produces and sells bulk refined soybean and sunflower oils.

        In Europe, we have 18 processing facilities and refineries, eight of which have packaging facilities. The facilities are located in Austria, Bulgaria, France, Germany, Hungary, Italy, Poland, Romania, Spain and the Ukraine.

        Distribution.    The principal purchasers of our soybean meal and hulls include feed manufacturers and livestock, poultry and aquaculture producers that use these products as animal feed ingredients. The principal purchasers of our soybean oil are edible oil processing companies, including our own food products division, which purchased approximately 44% of our crude edible oil in 2002. In the United States, we export approximately 25% of our soybean meal production and approximately 20% of our soybean oil production and sell the remainder domestically. In Brazil, we export approximately 84% of our soybean meal production and 45% of our soybean oil production and sell the remainder domestically. In Argentina approximately 96% of our soybean oil and soybean meal production is exported to foreign markets. Our Argentine export facilities are strategically located in the primary shipping areas for soybeans and soybean products. In Europe, whether oil and meal are sold domestically or exported varies country by country. Europe is the largest protein meal consuming region in the world and our network of crushing plants and local distribution operations for imported protein meal provides broad market coverage.

        In both the United States and Brazil, some domestically produced soybean meal is used in the production of meat and poultry that is ultimately exported. As a result, our oilseed processing operations in those countries benefit from global demand for U.S. and Brazilian poultry and pork exports. In Argentina, where the majority of livestock is range fed, animal feed such as protein meal and corn are traditionally exported.

  International Marketing

        Our international marketing operations link our grain origination and oilseed processing operations with our overseas customers while managing commodity, credit, freight and political risks. We also assist in the arrangement of trade finance and provide ocean transportation services required by our customers.

        In the past, we have sold significant amounts of agricultural commodities to dealers, many of whom were also our direct competitors. In recent years, privatization within the agricultural sector in many emerging market countries has increased the number of consumers who purchase their agricultural commodities directly in the international markets, creating a more diversified customer base that prefers to deal directly with suppliers to ensure consistent quality and that seeks a reliable, year-round supply and a variety of associated logistical and financial services. To capitalize on the opportunities created by privatization in many emerging markets and to capture additional margins and maximize the value of our origination and processing assets, we significantly expanded the international distribution and marketing business in 1999. Our international marketing operations have grown to 22 offices and 321 employees in 18 countries as of December 31, 2002. The number of dealers participating in the international marketing business has decreased since we began our international marketing operations.

        We are focusing on expanding our international marketing initiatives in Europe and Asia, where we seek to differentiate our product quality and service capabilities by maintaining a local presence to understand and capitalize on local purchasing patterns. Europe is the world's largest soybean meal import market. Southern Europe and the Mediterranean are characterized by numerous small buyers with extensive service needs, while northern Europe is a more mature market dominated by large, price-sensitive cooperatives. Our acquisition of Cereol greatly expands our capabilities in Europe as we now have dedicated sales forces in each country where we operate. With offices in eastern Asia and India, we intend to increase our total market share in potential higher growth Asian markets.

        In addition, to expand the scope of our distribution and marketing capabilities, we engage in the origination of palm oil and soybean meal produced in India for shipment to Asia and Europe and lease warehouse space at several destination points. In Portugal, we have entered into a toll agreement to supply raw materials and market the resulting meal and oil products.

  Competition

        Our major competitors in the grain origination business include ADM, Cargill, Cenex Harvest States Cooperatives, ConAgra, Consolidated Grain and Barge Company, other agricultural cooperatives and trading companies such as Louis Dreyfus Group. Our major competitors in the oilseed processing business include ADM, Cargill and regional participants, such as Ag Processing Inc. in the United States and Louis Dreyfus in Argentina and Brazil. Our major competitors in the international marketing area include ADM, Cargill and Louis Dreyfus.

Fertilizer

  Overview

        We are the only major integrated fertilizer producer in Brazil, participating in all stages of the business, from mining of raw materials to selling of mixed fertilizers, with an annual output of approximately 10.2 million metric tons of fertilizer products in 2002.

        Since 1996, we have made eight acquisitions in the Brazilian fertilizer industry to expand our product lines, improve our access to raw materials and increase our market share. The most significant of these acquisitions was our acquisition of Manah in April 2000. See "—Principal Capital Expenditures, Acquisitions and Divestitures." In the Brazilian retail market, we account for over 30% of the tonnage of nitrogen, phosphate and potassium, or NPK, the main ingredients used in the composition.

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

  Mines and Facilities

        We operate five of the six major phosphate mines in Brazil. We also operate 16 processing plants in this division. Our facilities are strategically located in the key fertilizer consumption regions of Brazil, reducing transportation costs to our end user customers. Our mines are operated under concessions from the Brazilian government. The following table sets forth information about our mining properties:

Name	Product Mined	Annual Production for the Year Ended December 31, 2002		Years Until Reserve Depletion
		(millions of metric tons)
Araxá	phosphate and other ores	5.5		19	(1)
Cajati	phosphate and other ores	5.6		20	(1)
Catalão	phosphate and other ores	4.9		36
Tapira	phosphate and other ores	11.4		58
Salitre	phosphate and other ores	—	(2)		(2)

(1)
The Araxá and Cajati mines operate under concession contracts that expire in 2022 and 2023, respectively, but may be renewed at our option for consecutive ten-year periods thereafter through the useful life of the mines. The number of years until reserve depletion represents the number of years until the initial expiration of the concession contracts.

(2)
Production at the Salitre mine has not commenced; however, annual production is expected to be approximately 4.8 million metric tons per year. This would result in projected depletion of the reserves in 97 years.

  Logistics and Distribution

        Logistics management is essential to success in the Brazilian fertilizer industry because Brazil lacks an efficient transportation infrastructure, transporting raw materials is expensive and most fertilizer raw materials are imported. Our phosphate mining operations in Brazil allow us to lower our logistics costs by reducing our use of imported raw materials; thereby also reducing the associated transportation expenses. In addition, we improve our margins by back-hauling agricultural commodities from inland locations after our delivery of imported fertilizer raw materials. Our retail fertilizer operations also benefit from our established relationships with farmers.

  Raw Materials

        In 2002 and in 2001, we purchased a total of 5.7 million and 4.8 million metric tons, respectively, or $643 million and $571 million, respectively, of our basic raw materials, including potash, phosphate, sulfuric acid and nitrogen-based products, to meet the demands of our fertilizer business. Of these amounts, $463 million and $401 million, or approximately 72% and 70%, respectively, were imported.

        Our mines and processing plants produced sufficient phosphate rock to supply approximately 34% of our total phosphate requirements in 2002. We import the balance of our demand for phosphate mainly from Morocco, the United States and Europe. Our sulfuric acid requirements are fully satisfied by our three acidulation plants. In 2002, Fosfertil supplied approximately 24% of our internal demand for nitrogen, and we purchased the remainder from third party suppliers. Our internal need for potash is fully satisfied from third party suppliers.

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

Food Products

  Overview

        Our food products division consists of four business lines: edible oil products, wheat milling and bakery products, soy ingredients and corn products. These businesses produce, package and sell food products and food ingredients worldwide, with primary operations in Brazil, the United States and Europe. In 2002 and in 2001, we had net sales of $2,399 million and $1,756 million, respectively, in our food products division. With our acquisition of Cereol, our food products operations have expanded into the European and Canadian markets.

        We participate in food products markets where we can realize synergies with our agribusiness operations, compete effectively and participate in higher growth and higher margin markets. We believe the raw material procurement activities and risk management strategies of our food products division benefit from being part of an integrated, global agribusiness enterprise. Our acquisition of Cereol significantly expands our presence in the European and Canadian food products markets, where we produce and market produce and market bottled oils primarily for consumer markets.

        Our food products are sold either under our own brand names, private labels or manufacturer brand names. These products are sold to three customer types, or market channels: food processors, foodservice companies and retail outlets. We have a large customer base in our food products division, none of which represents more than 5% of our total net sales in that division.

        Food processors manufacture food and beverage products such as snack foods, cereal, beer, candy, breads, biscuits, cake mixes, meat products and pasta. Foodservice companies include restaurants, quick-serve restaurants, bakeries, institutional dining facilities and catering companies that serve or distribute food for consumption away from home. Retail outlets include supermarkets and club and grocery stores that sell products directly to consumers.

        Our sales force is organized along market channel lines to sell multiple products to the same customers. Operating with a market channel focus also enables us to share marketing and operational knowledge across our international operations. For example, as the food processor and food service industries in Brazil develop, we are able to use our experience in the U.S. food products industry to better position ourselves in the Brazilian market. In the United States, we distribute our products both through our own sales force and through relationships with national foodservice distribution companies. In Brazil, we distribute our products country-wide. In Europe, our operations in each country have their own sales and distribution networks, which are coordinated on a regional basis by area managers.

        The principal raw materials we use in our food products division are various oils, including soy, sunflower and rapeseed oil, in the processing, refining and bottling operations of our edible oil segment; corn and wheat and wheat flower in our wheat milling and baking products and corn products businesses; and by-products from oilseed processing, such as white flakes and gums for lecithin, in our soy ingredients business. Our food products division obtains a substantial portion of its raw materials from our agribusiness division. As these raw materials are agricultural commodities or commodity products, we expect supply to be adequate for our operational needs.

  Edible Oil Products

        Products.    Our edible oil products include bottled oils, shortenings, margarine, mayonnaise and other products derived from the oil refining process. We primarily use soybean oil that we produce in our oilseed processing operations, but also use sunflower, rapeseed, corn, peanut and other oils, as well as lard and tallow to make specialty shortenings and oils. In the United States, we are particularly focused on the premium sector of the edible oil market as it is characterized by higher margins and more custom-formulated products. With our acquisition of Cereol, we are the leading seller of bottled vegetable oils worldwide, based on sales, and have edible oil processing, refining and bottling facilities in five European countries and Canada.

        Distribution and customers.    Our U.S. food processor customers include baked goods companies such as General Mills, McKee Foods Corporation and Sara Lee Corporation. Our Brazilian food processor customers include Nestlé, Groupe Danone and Nabisco. In the United States, our foodservice customers include Sysco Corporation, Ruby Tuesday's, Inc., Sam's Club stores (a division of Wal-Mart Stores, Inc.) and Walt Disney Company theme parks. In Brazil, we are a major supplier of frying and baking shortening to McDonald's. In Europe, our food processor customers include Unilever and Nestlé, and our foodservice customers include Olitalia and Heidenreich.

        We sell our retail edible oil products in Brazil under a number of our own brands, including the leading bottled oil brand Soya, and the top foodservice shortening brand, Cukin. We are also the market leader in Brazil in margarine. In the United States, we have the top foodservice brand family of edible oil products, which is Elite. In Europe, we are the market leader in consumer bottled vegetable oils, which are sold in various local markets under brand names including Lesieur, Isio4, Oli, Venusz, Floriol, Kujawski, Olek, Unisol, Floriol and Oleina.

        Competition.    Our principal competitors in the edible oil products business in Brazil are ADM, Cargill, Sadia S.A. and Unilever. In the United States, we compete in the premium vegetable oil market with ACH Food Companies, Inc. and Ventura Foods, LLC and with ADM and Cargill in other sectors of the edible oil market. In Europe, our consumer bottled oils compete with various local companies in each country. In Canada, our edible oil products compete with ADM and Cargill.

  Wheat Milling and Bakery Products

        Products.    Our wheat milling and bakery products include flours, bakery and other mixes and frozen baked and unbaked products that are sold in the United States, Brazil and Mexico. We also produce dry pasta in Brazil. We are the leading wheat miller in Brazil. In Mexico, we have a minority interest in the second largest flour mill in the country and a majority interest in an adjacent dry mix facility.

        Distribution and customers.    In Brazil, our wheat milling and bakery products include a variety of bakery flours and bakery mixes. Food processor customers of our wheat milling and bakery products in Brazil include Nestlé, Groupe Danone and Nabisco. In the United States, our food processor customers include Entenmann's Inc. and Interstate Bakeries Corp. In the United States, in addition to bakery mixes, we produce and sell frozen baked and unbaked products to foodservice customers. For example, we supply frozen dough products to Au Bon Pain stores, and are the largest supplier of thaw-and-serve cakes and muffins to Albertson's, Inc. We are also the largest supplier of bakery mixes and frozen bakery cakes and cupcakes to Safeway, Inc. We also manufacture a diversified line of branded and private label fresh and frozen bakery products and dry pasta for retail sales in Brazil.

        Competition.    The wheat milling industry in Brazil is highly competitive, with many small regional producers. Most of our wheat milling and bakery products compete with similar products, and competition within markets is largely based on price, quality and product availability. Our major competitors in the flour and bakery product lines are J. Macedo Alimentos S.A., Pena Branca Alimentos, M. Dias Branco S.A. and Moinho Pacifico in Brazil, and Dawn Food Products, General Mills, Rich Products and CSM Bakemark in the United States.

  Soy Ingredients

        Recent developments.    In January 2003, we announced our agreement to form an alliance with DuPont to expand our agribusiness and soy ingredients businesses. We will contribute our soy ingredients business to Solae, our joint venture, in exchange for a 28% interest in Solae plus an estimated $260 million in cash to be funded by joint venture debt. For additional information on the joint venture, see "—Recent Developments."

        Products.    Our soy ingredients business consists of the production of soy functional ingredients and nutraceuticals. Soy functional ingredients are food ingredients derived from soybeans which perform specific functions in the food manufacturing process. Nutraceuticals are food ingredients that are intended to produce specific health benefits. Our primary soy ingredients products, which are soy protein concentrates, lecithins and isolated soy protein, can be used both as functional ingredients or nutraceuticals. In addition to these products, our soy ingredients products include other soy proteins such as textured vegetable protein, defatted soy flours and textured soy flours used in bakery products and fermentation and dietary fiber used in breads.

        Soy protein products are used widely in the processed meat and baking industries for their binding, emulsification and flavor-enhancing functional capabilities. Soy proteins are also an important and cost-effective supplement or replacement for animal protein and are used in feed applications, including pet foods and salmon and shrimp feeds. They are also used in baked goods, nutritional beverages and medicinal applications. Lecithin is used as an emulsifier in chocolate, margarine, cookies and beverages, as well as in other commercial products, such as cosmetics and paint. In addition, lecithins are recognized for their nutritional value and health benefits for cardiovascular disease, liver and cell functioning and reproduction and growth.

        We produce soy protein products in Brazil, North America and Europe. Our lecithin products are manufactured in Brazil, Argentina, North America and Europe. We produce soybean oil distillate at our refineries in Argentina, Brazil and the United States, which is used to produce vitamin E and sterols. We are enhancing our products portfolio through the development of soybean-based micro-ingredients to be used in the production of nutraceutical foods.

        Distribution and customers.    We sell our soy ingredients products worldwide, primarily to the food processing industry. With our acquisition of Cereol, we have dedicated sales forces in North America, Europe and Asia.

        Competition.    In the soy protein ingredients industry we face competition from soy protein ingredient manufacturers, including ADM, Cargill, Kerry Ingredients, Sopropeche, Ajinamoto, and Solbar. In addition, our soy ingredients compete with non-soy protein ingredients produced by manufacturers such as Hercules, FMC and NZMP. In lecithin, our competitors include ADM, Degussa and SKW Biosystems, Inc.

  Corn Products

        Products.    Our corn products, which are dry milled, consist of corn grits and meal, flours and, in the United States, corn meal, soy-fortified corn meal and corn-soy blend that we sell to the U.S. government for humanitarian relief programs. We also produce corn oil and corn feed products. In 2002 and 2001, we had the leading market share of the U.S. corn dry milling industry, based on sales. We believe that our mill in Danville, Illinois is the largest corn dry mill in the world. We also have corn milling operations in Canada and Mexico.

        Distribution and customers.    Our corn products are predominantly sold into the food processing sector. Our corn grits and meal are used primarily in the cereal, snack food and brewing industries. Our flours are sold to the baking industry and other food processors, as well as in retail markets. Our corn oil and feed products are sold to edible oil processors and animal feed markets. Our U.S. customers include Anheuser-Busch, Inc., Frito Lay, Inc., General Mills, Inc. and Kellogg Company. In Mexico, we are the sole supplier of corn flaking grits to Kellogg Company. We are also a major supplier of food aid products under the U.S. government's P.L. 480 (Food for Peace) program.

        Competition.    Our corn products compete with virtually identical products and derivatives manufactured by other companies in the industry. The U.S. corn products market includes competitors such as ADM, Cargill, ConAgra and J.R. Short Milling Co. In addition, dry corn millers such as ourselves compete with wet corn millers on sales and marketing of certain products.

Operating Segments and Geographic Areas

        The following tables set forth our net sales by operating segment, net sales to external customers by geographic area and our long-lived assets by geographic area. Net sales to external customers by geographic area is determined based on the country of origin. Information for 2002 reflects our acquisition of Cereol.

	Year Ended December 31,
	2002	2001	2000
	(US$ in millions)
Net Sales to External Customers by Operating Segment:
Agricultural commodities products	$10,291	$8,412	$6,327
Fertilizer products	1,384	1,316	1,466
Edible oil products	1,471	872	983
Wheat milling and bakery products	591	580	563
Other (soy ingredients and corn products)	337	304	328

Total	$14,074	$11,484	$9,667

	Year Ended December 31,
	2002	2001	2000
	(US$ in millions)
Net Sales to External Customers by Geographic Area:
United States	$4,703	$4,565	$5,027
Brazil	3,253	3,268	3,894
Argentina	452	446	542
Singapore	1,229	1,007	—
Europe	4,183	1,094	—
Rest of world	254	1,104	204

Total	$14,074	$11,484	$9,667

	Year Ended December 31,
	2002	2001	2000
	(US$ in millions)
Long-lived assets by Geographic Area(a)
United States	$726	$485	$489
Brazil	1,002	1,318	1,503
Argentina	53	57	98
Europe	394	—	—
Rest of world	98	4	23
Unallocated(b)	89	—	—

Total	$2,362	$1,864	$2,113

(a)
Long-lived assets include property, plant and equipment, net, goodwill and other intangible assets, net and investments in affiliates.
(b)
Unallocated purchase price relating to acquisition of Cereol (See Note 2 to the consolidated financial statements).

Risk Management

        Effective risk management is a fundamental aspect of our business. Correctly anticipating market developments to optimize timing of purchases, sales and hedging is essential for maximizing the return on our assets. We engage in commodity price hedging in our agribusiness and food products divisions to reduce the impact of volatility in the prices of the principal agricultural commodities we use in those divisions. We also engage in foreign currency and interest rate hedging. Our trading decisions take place in various markets but position limits are centrally set and monitored. For foreign exchange risk, we require our positions to be hedged in accordance with our foreign exchange policies. We have a finance and risk management committee of our board of directors that supervises, reviews and periodically revises our overall risk management policies and risk limits. In addition, we review our risk management policies, procedures and systems with outside consultants. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Government Regulation and Environmental Matters

  Government Regulation

        We are subject to regulation under U.S. federal, state and local laws, the laws of the European Union and the laws of the other jurisdictions in which we operate. These regulations govern various aspects of our business, including storage, crushing and distribution of our agricultural commodity products, food handling and storage, mining and port operations and environmental matters. To operate our facilities, we must obtain and maintain numerous permits, licenses and approvals from governmental agencies. In addition, our facilities are subject to periodic inspection by governmental agencies, including the Department of Agriculture, the Food and Drug Administration and the Environmental Protection Agency in the United States and governmental agencies in the European Union and Canada.

        In the European Union, oilseed cultivation is governed by the Agenda 2000 measures adopted in March 1999, which provide for a reduction in direct aid paid to European oilseed producers. This policy led to a decrease in acreage devoted to agricultural use, including oilseed production. In July 2002, at the request of the European Council, the European Commission published the Mid-Term Review of the Common Agricultural Policy, which analyzed in detail the impact of the Agenda 2000 measures on European oilseed production. The Mid-Term Review proposals include provisions that reduce the aid paid to cereal producers, which is expected to have a favorable impact on oilseed production although no specific measures in favor of oilseeds are envisioned. The proposals also provide for extra aid for energy crops, including rapeseed for biodiesel production. The proposals must be approved by European Union member states before they are enacted.

        In Argentina, we operate the Bahía Blanca port facility pursuant to a 30-year concession granted by the Argentine Ministry of Economy and Public Works. The concession expires in 2024. The terms of the concession require us to make monthly payments to the Argentine government based on volumes shipped. We must also comply with specified operating and maintenance requirements.

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

  Environmental Matters

        We are subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. We handle and dispose of materials and wastes classified as hazardous or toxic by one or more regulatory agencies in most of our business lines.

Handling hazardous or toxic materials and wastes is inherently risky, and we incur costs to comply with health, safety and environmental regulations applicable to our operations.

        Some employees of Lesieur at two of its former facilities in France have made claims for disability pensions from the French social security administration relating to illnesses potentially connected to asbestos exposure at the facilities. Lesieur is not named as a party to these claims. In addition, three cases have been filed against Lesieur before the French social security courts to determine the extent of Lesieur's liability, if any, for asbestos exposure. In addition, one case has been filed against Cereol in Italy by the heirs of a former employee. The merits of that case are under consideration by the judge. For additional information on asbestos related claims, see "Item 8. Financial Information—Legal Proceedings."

        Our total environmental compliance expenses were approximately $7 million in 2002, $5 million in 2001 and $3 million in 2000. Compliance with environmental laws and regulations did not materially affect our capital expenditures, earnings or competitive position in 2002, and, based on current laws and regulations, we do not expect that they will do so in 2003 or 2004.

  C. Organizational structure.

        The following diagram shows our corporate structure and our material subsidiaries as of December 31, 2002.

Bunge Limited (Bermuda)
100%/100%
Bunge Finance Ltd. (Bermuda)
100%/100%
Bunge North America, Inc. (U.S.A.)
100%/100%
Bunge Limited Finance Corp. (U.S.A.)
100%/100%
Bunge Global Markets, Inc. (U.S.A.)
97.38%/97.38%
Cereol S.A. (France)
100%/100%
Bunge Argentina S.A. (Bunge Argentina Inc.) (Argentina)
83.2%/89.3%
Bunge Brasil S.A. (Bunge Brazil Inc.) (Brazil)
Ownership %/Voting %
100%/100%
Bunge Alimentos S.A. (Bunge Foods Inc.) (Brazil)
100%/100%
Bunge Fertilizantes S.A. (Bunge Fertilizers Inc.) (Brazil)
52.3%/52.3%
Fertifós Administração e Participação S.A. (Fertifós Administration and Participation Inc.) (Brazil)
55.4%/81.5%
Fosfertil S.A. (Brazil)
100%/100%
Ultrafertil S.A. (Brazil)

  D. Property, plant and equipment.

        The following tables provide information on our principal operating facilities as of December 31, 2002:

Facilities by Division

Type of Facility	Aggregate Size	Aggregate Daily Productive and Storage Capacity
	(m2)	(metric tons)
Agribusiness	1,218,845	22,311,299
Fertilizer	1,423,969	200,906
Food products	1,091,384	6,746,013

Facilities by Geographic Region

Type of Facility	Aggregate Size	Aggregate Daily Productive and Storage Capacity
	(m2)	(metric tons)
North America	1,016,056	8,389,069
South America	2,056,041	8,460,906
Europe	492,101	8,220,832

        We own the majority of our principal facilities and lease the remainder. In addition, we have access to port facilities in the United States and Argentina through alliances and joint ventures. Our corporate headquarters in White Plains, New York occupy approximately 32,000 square feet of space under a lease that expires in February 2013. We also lease offices for our international marketing operations in 22 locations worldwide. We believe that our facilities are adequate to address our operational requirements.

Item 5. Operating and Financial Review and Prospects

        You should read the following discussion along with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this annual report. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under "Item 3. Key Information—Risk Factors" and described in this annual report generally. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Presentation

        We have changed the presentation of our operating and financial review and prospects from the format presented in our annual report on Form 20-F for the year ended December 31, 2001. The operating results section is presented by business segment and the liquidity and capital resources section is presented by sources of liquidity and capital and cash flows.

  A. Operating results.

Events Affecting Operating Results

        Several significant transactions or events have occurred during the periods discussed below that have had, or will have, a significant impact on our operating results.

  Acquisition of Cereol

        On October 15, 2002, we acquired from Edison a 54.69% controlling interest in Cereol for approximately €449 million in cash. We also paid Edison €14 million for a three-year non-compete agreement. On December 4, 2002, we purchased additional shares of Cereol that were publicly traded on the Euronext market for approximately €350.7 million in cash. As a result of these transactions, we own 97.38% of Cereol's share capital and voting rights. We financed the acquisition with available cash and borrowings. We also assumed Cereol's cash of €95 million and debt of €644 million on the acquisition date. We refinanced a portion of the debt in accordance with the change in control provisions in certain of Cereol's financing documents by entering into a €500 million 364-day revolving credit facility on October 15, 2002, which was increased to €600 million on December 17, 2002.

        Cereol is currently in arbitration relating to the sale of Ducros. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount less than €77 million, we will pay to all former Cereol shareholders an additional purchase price of up to €3 per share, or a total of €77 million. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount equal to or greater than €77 million, shareholders will not receive any additional purchase price. If the Ducros dispute is resolved after October 15, 2005, all former Cereol shareholders other than Edison will receive an additional purchase price of €3 per share, and Edison will receive up to €3 per share, or a total of €42 million, depending on the outcome. Regardless of the outcome or its timing, we are entitled to be indemnified by Edison for any amount that exceeds €77 million.

        We are accounting for the Cereol acquisition under the purchase method, which entails allocating the purchase price to the fair values of our share of the assets and liabilities acquired. Cereol's results of operations and minority interest have been reflected in our consolidated financial statements since October 1, 2002.

  Fluctuation in Foreign Currency Exchange Rates

        In recent years, both Brazil and Argentina have been negatively affected by volatile economic and political conditions. Devaluations generally have a positive effect on our financial results when local currency amounts, such as local operating expenses, are translated to U.S. dollars. Appreciations generally have a corresponding negative effect on our financial results. Devaluations in Brazil and Argentina had a material positive impact on our financial results in 2002.

        Argentina.    During December 2001, the Argentine government suspended foreign currency trading, which resulted in a 39% devaluation as of December 31, 2001. In January 2002, the government abandoned the fixed peso-dollar exchange rate. The resulting devaluation of the peso during the 2002 calendar year was 51%. Our Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and we record the resulting foreign exchange translation adjustments into our consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive income (loss) for the years ended December 31, 2002 and 2001 were foreign exchange translation losses of $68 million and $71 million, respectively, representing the loss from the translation of our Argentine assets and liabilities. We minimized the effect on our net income for 2002 from the decline in value of the peso, through a long position in U.S. dollars, including U.S. dollar-linked inventories.

        As a result of its financial crisis, the Argentine government is not current on its payments of value added tax rebates. We recorded a $20 million provision against recoverable taxes from the Argentine government in 2001, and an additional $44 million provision in 2002.

        In March 2002, the Argentine government imposed export tariffs on raw grains and processed agricultural products and industrial goods, including soybean meal and oil. In April 2002, the government increased these tariffs to 23.5% on soybeans and 20% on soybean meal and oil, wheat and corn. These tariffs are shared between growers and exporters on a transaction-by-transaction basis, which affects our cost of raw materials.

        Argentine presidential elections are scheduled for April 2003. We cannot predict the effect, if any, that a change in the administration might have on us.

        A highly inflationary economy is one whose cumulative inflation over a three-year period is 100% or more. Based on recent inflationary trends, it is possible Argentina's three year cumulative inflation rate could exceed 100% in the near future. If Argentina becomes classified as a highly inflationary economy, we will be required to change the functional currency of our Argentine subsidiaries to the U.S. dollar from the peso in accordance with U.S. GAAP. If we change the functional currency of our Argentine subsidiaries to the U.S. dollar our financial statements would be affected prospectively in several ways. See "—D. Trend information."

        We use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, the foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we change the functional currency of our Argentine subsidiaries, we would no longer record foreign exchange gains or losses on these intercompany loans.

        It is uncertain if or when Argentina will be classified as a highly inflationary economy. Because of this uncertainty we are unable to determine what effect a change in the functional currency of our Argentine subsidiaries to the U.S. dollar would have on our financial position, results of operations or cash flows.

        Brazil.    The Brazilian government has often changed its economic policy, sometimes significantly, in response to negative economic conditions. Past government actions have included the devaluation of the real and the imposition of exchange, wage and price controls. The functional currency of our Brazilian subsidiaries is the real. In early 1999, the Brazilian government allowed the real to float freely. In 2002, the devaluation of the real to the U.S. dollar was 34%. Our Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in our consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive income (loss) for the years ended December 31, 2002 and 2001 were foreign exchange translation losses of $376 million and $144 million, respectively, representing the loss from the translation of our Brazilian assets and liabilities.

        We minimized the effect of the decline in the value of the Brazilian real relative to the U.S. dollar on our net income through the use of intercompany loans that are deemed to be permanently invested and by hedging U.S. dollar net monetary assets and liabilities. In addition, our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to the currency exposure. Our Brazilian fertilizer division has also historically been able to link our sales prices to those of dollar-linked imported raw material costs, thereby minimizing the effect of exchange rate fluctuations. However, our food products division's net sales in Brazil, which comprised approximately 8% of our total net sales in 2002 and 9% of our total net sales in 2001, are denominated in Brazilian reais.

        Brazilian presidential elections occurred in October 2002, and Luiz Inácio Lula da Silva was elected president for a term of four years. The volatility of the real and the Brazilian capital markets during 2002 was due, in part, to uncertainties surrounding the election and the policies the new government could implement. We cannot assure you that the new government will not implement policy changes that could adversely affect our Brazilian operations. Changes in policy, including tariffs, exchange controls or other factors, could adversely affect our business and financial results, as could inflation, further currency devaluation and other developments, and the Brazilian government's response to them.

  Financing Initiatives

        Prior to 2000, we obtained most of our financing on a decentralized basis at subsidiary levels. In 2000, we began taking steps to coordinate our financing activities at the parent company level. We established a master trust facility designed to permit us and our subsidiaries to borrow funds on a more efficient basis. We also established a commercial paper program that, as increased in 2001, allowed for borrowings up to $750 million, and the issuance of $170 million of redeemable preferred stock and $125 million of fixed rate trust certificates. We used the proceeds from these financings to refinance the indebtedness of our Brazilian subsidiaries, which lowered our foreign currency exposure and interest costs. In the third quarter of 2001, we sold 18,775,100 common shares, or approximately 23% of our outstanding common shares, in an initial public offering, which resulted in net proceeds of $278 million. We used the net proceeds of our initial public offering to reduce indebtedness under our commercial paper program. These financing initiatives had a positive effect on our results of operations in 2001, and we expect them to continue to do so.

        In the first quarter of 2002, we increased our commercial paper facility to $930 million, and we finalized an additional $420 million three-year revolving credit facility, a $67 million two-year term loan and a $50 million three-year revolving credit facility. In the first quarter of 2002, we also sold 16,093,633 common shares in a follow-on equity offering, which resulted in net proceeds of $292 million. We used $105 million to buy back shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries, and the remainder to reduce indebtedness under our commercial paper program. On July 11, 2002, we amended our commercial paper facility to reduce the maximum borrowings allowed under that facility to $600 million and extended the maturities of our back-up credit lines so that $360 million has a 364-day term and $240 million has a three-year term. In addition, in September 2002, we increased the maximum borrowing amount under our revolving credit facility from $420 million to $460 million.

        On September 25, 2002, we completed a private placement of $486 million aggregate principal amount of senior guaranteed notes. On October 15, 2002, we completed an offering of $200 million aggregate principal amount of senior notes. In addition, on November 27, 2002, we completed an offering of $250 million aggregate principal amount of convertible notes, which are convertible into our common shares. We used the net proceeds of these offerings to reduce indebtedness and for payments made in connection with the Cereol acquisition.

  Expansion of International Marketing Activities

        The international marketing activities of our agribusiness division grew significantly in 2000 and 2001, as we opened new offices in the United States, Europe, the Middle East and Asia and substantially increased the number of employees in this business worldwide. This expansion resulted in increased sales volumes, gross profit, selling, general and administrative expenses and working capital in 2002, 2001 and 2000.

  Brazilian Acquisitions and Restructurings

        In 2000, we consolidated our leading position in the Brazilian fertilizer industry by acquiring a controlling interest in Manah, a Brazilian fertilizer company, for $47 million in cash, net of cash acquired of $36 million. As a result of the acquisition of Manah, we obtained a controlling interest in Fosfertil. We accounted for the acquisition of Manah and Fosfertil under the purchase accounting method. Manah's and Fosfertil's results are included in our results of operations beginning in April 2000.

        During the past four years, we increased our ownership in several of our Brazilian subsidiaries through share exchanges with the minority shareholders of those entities. We also merged several of our Brazilian subsidiaries to reduce costs and expenses, rationalize our facilities and reduce our turnover tax liability in Brazil, which is based on sales between legal entities, including legal entities under common control. See "Item 4. Information on the Company—Principal Capital Expenditures, Acquisitions and Divestitures."

        In 2001, we initiated a corporate restructuring of three of our Brazilian subsidiaries. The restructuring required the approval of the Brazilian securities commission, which was obtained in January 2002. The restructuring involved the exchange of all of the shares of Bunge Fertilizantes and Bunge Alimentos for shares of Serrana, which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their shareholders. These withdrawal rights required our subsidiaries to buy back and cancel shares from minority shareholders at a total cost of $275 million, of which $105 million was paid in cash. After the withdrawal rights expired on February 18, 2002, we delisted Bunge Fertilizantes and Bunge Alimentos, thereby reducing the number of our publicly traded subsidiaries in Brazil from four to two: Bunge Brasil and Fosfertil. We accounted for the restructuring as an acquisition of minority interest in the first quarter of 2002.

  Acquisition of La Plata Cereal

        On March 4, 2002, we completed our acquisition of La Plata Cereal, an Argentine agribusiness company, from Andre & Cie, a Swiss agribusiness company. The purchase price was approximately $3 million in cash, and we assumed $42 million in debt.

  Impairment and Restructuring Charges

        During 2001, we finalized plans to close older, less efficient plants in our edible oil products segment, which are being replaced with newer and lower-cost facilities. As a result, we recorded non-cash write-downs on property, plant and equipment of $14 million. In 2000, we conducted restructuring initiatives, primarily in response to a downturn in profitability in the global agricultural commodities industry, which had begun in 1998. Our restructuring program was primarily focused on reducing overcapacity in our oilseed processing business. During 2000, we closed three oilseed processing plants in Brazil and one plant in the United States. We also wrote down some assets in our edible oil products and corn products businesses that had become obsolete due to advances in technology in some of our product lines, such as our shift from cans to clear plastic containers for bottled oils. As a result, we recorded impairment and restructuring charges of $49 million in 2000, which consisted of a $44 million non-cash write-down of property, plant and equipment and goodwill, as well as $5 million in employee termination costs that were paid in 2001.

Critical Accounting Policies and Estimates

        We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 1 of the consolidated financial statements.

  Recoverable Taxes

        We evaluate the collectibility of our recoverable taxes and record valuation allowances if we determine that collection is doubtful. As we discuss in Note 25 of the consolidated financial statements, in our agribusiness segment, we recorded a $44 million valuation allowance in 2002 and a $20 million valuation allowance in 2001 in connection with recoverable taxes due from the Argentine government. The provisions are reflected in our cost of goods sold. We recorded these provisions because of the currency devaluation and deepening economic difficulties and political uncertainties in Argentina. These recoverable taxes represent value added taxes paid on the acquisition of grain that are refundable by the Argentine government when the finished goods are exported.

        Management's assumption about the collectibility of recoverable taxes requires significant judgment because it involves an assessment of the ability and willingness of the Argentine government to pay the taxes. As of December 31, 2002, the Argentine government was past due.

  Goodwill, Intangible Assets and Long-lived Assets

        Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as described more fully in Note 8 of the consolidated financial statements. SFAS No. 142 requires that goodwill be tested for impairment within six months of the date of adoption and then at least annually thereafter. During the first quarter of 2002, we completed our transitional impairment testing at the reporting unit level and recorded a charge of $14 million, net of tax of $1 million, as of January 1, 2002. This change is reflected in our consolidated financial statements as a cumulative effect of change in accounting principle. In the fourth quarter of 2002, we performed our annual impairment test and recorded an additional charge of $4 million. In assessing the recovery of goodwill, projections regarding estimated discounted future cash flows and other factors are made to determine the fair value of the reporting units and the respective assets. If these estimates or related projections change in the future, we may be required to record additional impairment charges.

        Long-lived assets include property, plant and equipment and identifiable intangibles. When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to the projected future cash flows to be generated by such assets. If it appears that the carrying value of our assets may not be recoverable, we recognize an impairment loss as a charge against results of operations. Our judgments related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amount of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, changes in these factors could cause us to realize material impairment charges.

  Contingencies

        We are a party to a large number of claims and lawsuits, primarily tax and labor claims in Brazil, arising in the normal course of business, and have accrued our estimate of the probable costs to resolve these claims. This estimate has been developed in consultation with in-house and outside counsel and is based on an analysis of potential results, assuming a combination of litigation and settlement strategies. Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings.

  Income Taxes

        We record valuation allowances to reduce our deferred tax assets to the amount that we are likely to realize. We consider future taxable income and prudent tax planning strategies to assess the need for and the size of the valuation allowances. If we determine that we can realize a deferred tax asset in excess of our net recorded amount, we decrease the valuation allowance, thereby increasing income. Conversely, if we determine that we are unable to realize all or part of our net deferred tax asset, we increase the valuation allowance, thereby decreasing income.

        Prior to recording a valuation allowance, our net deferred tax assets were $497 million at December 31, 2002. We have valuation allowances of $91 million representing the uncertainty regarding the recoverability of the net operating loss carryforwards generated by our Brazilian and Argentine subsidiaries.

Results of Operations

  Reclassification

        In the third quarter of 2002, we reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment. This change is reflected in our results of operations for the year ended December 31, 2002, and all prior year amounts have been reclassified to conform to the current presentation.

  Segment Results

        A summary of certain items in our consolidated statements of income and volumes by reportable segment for the periods indicated is set forth below.

	Year Ended December 31,
	2002	2001	2000
	(US$ in millions, except volumes)
Net sales:
Agribusiness	$10,291	$8,412	$6,327
Fertilizer	1,384	1,316	1,466
Edible oil products	1,471	872	983
Wheat milling and bakery products	591	580	563
Other (soy ingredients and corn products)	337	304	328

Food products total	2,399	1,756	1,874

Total	$14,074	$11,484	$9,667

Cost of goods sold:
Agribusiness	$9,542	$7,925	$6,104
Fertilizer	1,091	1,036	1,228
Edible oil products	1,310	787	846
Wheat milling and bakery products	518	515	506
Other (soy ingredients and corn products)	282	258	300

Food products total	2,110	1,560	1,652

Total	$12,743	$10,521	$8,984

Gross profit:
Agribusiness	$749	$487	$223
Fertilizer	293	280	238
Edible oil products	161	85	137
Wheat milling and bakery products	73	65	57
Other (soy ingredients and corn products)	55	46	28

Food products total	289	196	222

Total	$1,331	$963	$683

Selling, general and administrative expenses:
Agribusiness	$253	$176	$132
Fertilizer	96	93	85
Edible oil products	127	75	103
Wheat milling and bakery products	54	56	47
Other (soy ingredients and corn products)	19	17	20

Food products total	200	148	170
Unallocated	43	19	—

Total	$592	$436	$387

Income from operations:
Agribusiness	$496	$311	$91
Fertilizer	197	187	153
Edible oil products	34	10	34
Wheat milling and bakery products	19	9	10
Other (soy ingredients and corn products)	36	29	8

Food products total	89	48	52
Unallocated other	(43)	(19)	—

Total	$739	$527	$296

Net income	$255	$134	$12

Volumes (in millions of metric tons):
Agribusiness	73.4	57.5	46.3
Fertilizer	10.7	8.9	9.1
Edible oil products	2.6	1.6	1.5
Wheat milling and bakery products	2.0	2.1	2.0
Other (soy ingredients and corn products)	1.6	1.5	1.1

Food products total	6.2	5.2	4.6

Total	90.3	71.6	60.0

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Overview

        Our net sales increased 23% to $14,074 million in 2002 from $11,484 in 2001 due to increases in net sales in all segments, with agribusiness volumes increasing 28%, fertilizer volumes increasing 20% and food products volumes increasing 22%. Sales volumes increased significantly due to organic growth in our business and the acquisition of Cereol. Our cost of goods sold increased 21% in 2002 from 2001, in line with the increase in net sales.

        Our gross profit increased 38% in 2002 from 2001 primarily due to a 54% increase in gross profit in our agribusiness segment, but all other segments also contributed to the increase.

        Our selling, general and administrative (SG&A) expenses increased 36% in 2002 from 2001 primarily due to expenses attributable to the acquisition of Cereol. SG&A in 2001 included $14 million of non-recurring credits related to the recovery of social health and welfare taxes paid by our Brazilian subsidiaries.

        Income from operations increased 40% in 2002 from 2001. The devaluation of the Brazilian real and Argentine peso during 2002 favorably affected our profitability, particularly in the agribusiness segment which sells most of its products into export markets at U.S. dollar prices. This benefits gross profit margins as operating costs are based on local currency. The positive effects of the devaluations of the real and peso on gross profit more than offset the foreign exchange losses incurred on dollar- denominated monetary items that are included in non-operating income (loss)-net. The devaluations also resulted in gains relating to the change in the market value of our agribusiness segment's readily marketable inventories.

        The variations in our net sales, gross profit and income from operations by segments are described in more detail below.

  Agribusiness Segment

        In our agribusiness segment, net sales increased 22% to $10,291 million in 2002 from $8,412 million in 2001 due to a 28% increase in volumes. Volumes increased in all three business lines due to a strong South American crop, increased demand for soy commodity products, continued growth in our international marketing business and our acquisitions of Cereol and La Plata Cereal. Cost of goods sold increased 20% in 2002 from 2001 primarily due to increased volumes, partially offset by the effects of the devaluations of the Brazilian real and Argentine peso.

        Gross profit increased 54% in 2002 from 2001 predominantly due to higher volumes, the devaluations of the Brazilian real and Argentine peso, favorable pricing and a large, quality crop in South America. The increase was offset in part by the increase in cost of goods sold and a $44 million non-cash charge relating to the collectibility of recoverable taxes from the Argentine government. SG&A increased 44% in 2002 from 2001 primarily due to the expansion of our business and the acquisitions of Cereol and La Plata Cereal.

        Income from operations increased 59% in 2002 from 2001 due to the improvement in gross profit and the acquisition of Cereol.

  Fertilizer Segment

        In our fertilizer segment, net sales increased 5% to $1,384 million in 2002 from $1,316 million in 2001 primarily due to an increase in sales volumes, partially offset by lower average selling prices. The increase in volumes was a result of increases in acreage planted, a large second crop in Brazil that increased demand for raw materials, a strong export market for Brazilian meat products that increased demand for animal nutrients and an extra month of results from Fosfertil. The decline in average selling prices was due to high inventory levels and a competitive price environment due to low prices of imported raw materials. Cost of goods sold increased 5% in 2002 from 2001 primarily due to increased volumes, partially offset by the real devaluation.

        Gross profit increased 5% in 2002 from 2001 as a result of the higher sales volumes and $20 million of profit attributable to an extra month of results from Fosfertil, partially offset by the increase in cost of goods sold and lower average selling prices. SG&A increased 3% in 2002 from 2001 primarily due to the increase in sales volumes and the extra month of Fosfertil. SG&A in 2001 included an $8 million non-recurring credit relating to Brazilian health and welfare taxes.

        Income from operations increased 5% in 2002 from 2001 primarily due to the improvements in gross profit.

  Edible Oil Products Segment

        In our edible oil products segment, net sales increased 69% to $1,471 million in 2002 from $872 million in 2001 primarily due to the acquisition of Cereol and organic growth. Cost of goods sold increased 66% in 2002 from 2001 primarily due to increased volumes resulting from our acquisition of Cereol and higher raw material costs, principally crude soybean oil.

        Gross profit increased 89% in 2002 from 2001 primarily due to our acquisition of Cereol. SG&A increased 69% in 2002 from 2001 due to our acquisition of Cereol, partially offset by our cost reduction efforts and the impact of the real devaluation on real-denominated costs.

        Income from operations increased to $34 million in 2002 from $10 million in 2001 primarily due to our acquisition of Cereol and organic growth.

  Wheat Milling and Bakery Products Segment

        In our wheat milling and bakery products segment, net sales increased 2% to $591 million in 2002 from $580 million in 2001 due to higher average selling prices, partially offset by a slight decline in sales volumes. The increase in average selling prices was largely due to a supply shortage in wheat milling products in Brazil as competitors in financial difficulty lowered production, as well as a change in the product mix to higher priced products. Cost of goods sold was flat.

        Gross profit increased 12% in 2002 from 2001 primarily due to higher average selling prices. SG&A decreased 4% in 2002 from 2001 due to the effects of the real devaluation.

        Income from operations increased to $19 million in 2002 from $9 million in 2001 as a result of higher average selling prices and the decrease in SG&A.

  Other Segment (Soy Ingredients and Corn Products)

        In our other segment, net sales increased 11% in to $337 million in 2002 from $304 million in 2001 predominately due to our acquisition of Cereol and organic growth in our soy ingredients business. Cost of goods sold increased 9% in 2002 from 2001, in line with the increase in net sales.

        Gross profit increased 20% in 2002 from 2001 due to the Cereol acquisition and an increase in volumes in the soy ingredients business. SG&A increased 12% in 2002 from 2001 primarily due to the Cereol acquisition.

        Income from operations increased 24% in 2002 from 2001 due to the increase in gross profit.

  Non-operating Income (Expense)—Net

        A summary of significant non-operating income (expense)—net for the periods indicated follows.

	Year Ended December 31,
	2002	2001
	(US$ in millions)
Interest income	$95	$114
Interest expense	(148)	(187)
Interest expense on debt financing readily marketable inventories	(29)	(38)
Foreign exchange expense	(179)	(148)
Other income (expense)	6	(4)

Total	$(255)	$(263)

        Interest income decreased 17% in 2002 from 2001 due to lower average interest rates. Interest expense decreased 21% in 2002 from 2001 because of lower interest rates and more efficient use of working capital, partially offset by an increase in interest expense due to higher debt levels resulting from debt incurred to acquire Cereol and our assumption of Cereol's debt. Interest expense on debt financing readily marketable inventories decreased 24% in 2002 from 2001 due to lower average short-term rates.

        Foreign exchange losses increased 21% in 2002 from 2001 primarily due to the devaluations of the Brazilian real and the Argentine peso against the U.S. dollar. The real decreased in value relative to the U.S. dollar by 34% in 2002 compared to 16% in 2001. The Argentine peso decreased in value relative to the U.S. dollar by 51% in 2002 compared to 39% in 2001. We minimized our foreign currency exposure in Argentina through an increase in our permanently invested intercompany loans and a long position in U.S. dollars. Foreign exchange losses were substantially offset by marked-to-market gains on readily marketable inventories included in income from operations.

  Income Tax Expense

        Income tax expense increased to $104 million in 2002 from $68 million in 2001 primarily due to an increase in taxable income. Our effective tax rate decreased in 2002 from 2001 predominantly due to a $20 million tax credit relating to the refund of prior years' U.S. foreign sales corporation benefits. Our effective tax rate was also favorably affected by the devaluation of the Brazilian real as we recognized Brazilian tax benefits related to foreign exchange losses.

  Minority Interest

        Minority interest expense increased to $102 million in 2002 from $72 million in 2001 primarily due to increased earnings at our less than wholly owned subsidiaries and our acquisition of Cereol.

  Net Income

        Net income increased 90% to $255 million in 2002 from $134 million in 2001.

        As a result of the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, and our completion of the transitional impairment test, we recorded a goodwill impairment charge in 2002 of $14 million, net of tax, related mainly to goodwill in our bakery mixes business line of our wheat milling and bakery products segment. In addition, subsequent to the adoption of SFAS No. 142, in the fourth quarter of 2002, we recorded an additional goodwill impairment charge of $4 million in cost of goods sold resulting from the loss of a customer in the wheat milling and bakery products segment. As a result of the early adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, effective as of January 1, 2002, we also recorded an asset retirement obligation charge of $9 million, net of tax, as a cumulative effect of change in accounting principle.

        Net income in 2001 was positively affected by a $7 million, net of tax, cumulative effect of a change in accounting principle related to the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of the adoption, commencing in 2001, we began recording unrealized gains and losses on previously unrecognized forward and sales contracts as a component of cost of goods sold over the term of these contracts rather than on the delivery date for the underlying commodity. In addition, we recorded a $3 million gain on the disposal of our baked goods division in Brazil, which we sold to a third party in March 2001 for $59 million.

        In February 2002, we restructured our corporate organization in Brazil, which generated an increase in our ownership. We paid $105 million in cash to increase our interest in Bunge Alimentos and Bunge Fertilizantes to 83%. In 2002, net income was $30 million higher than it would have been if the restructuring transaction had not taken place.

Year Ended December 31, 2001 Compared to Year Ended December 30, 2000

  Overview

        Our net sales increased 19% to $11,484 million in 2001 from $9,667 million in 2000 due to increases in net sales in our agribusiness segment, partially offset by decreases in our fertilizer, edible oil products, wheat milling and bakery products and other segments. Our cost of goods sold increased 17% in 2001 from 2000 in line with the increase in net sales. Our gross profit increased 41% in 2001 from 2000 due to significantly improved profitability in our agribusiness segment as well as increases in our fertilizer, wheat milling and bakery products and other segments, offset slightly by a decrease in our edible oil products segment. SG&A increased 13% in 2001 from 2000 primarily due to growth in our agribusiness segment, partially offset by the devaluation of the real and our cost reduction programs. Income from operations increased 78% in 2001 from 2000 primarily due to higher gross profit in our agribusiness, fertilizer, wheat milling and bakery products and other segments.

  Agribusiness

        In our agribusiness segment, net sales increased 33% to $8,412 million in 2001 from $6,327 million in 2000 due to higher sales volumes and higher average selling prices for our soy commodity products. The increase in sales volumes was due to growth in our international marketing operations. Average selling prices increased primarily due to the strong global demand for soy commodity products. Cost of goods sold increased 30% in 2001 from 2000 due to higher sales volumes in our international marketing business, higher average soy commodity product prices and higher energy costs in the United States. In 2000, cost of goods sold included $39 million of impairment and restructuring charges.

        Gross profit in our agribusiness segment increased 118% in 2001 from 2000 due to improved profitability in all three of our agribusiness business lines. Strong global demand for soy commodity products, industry-wide reductions in soybean processing capacity, increases in sales of corn and wheat, and the 16% devaluation of the Brazilian real contributed to higher gross profit margins. In 2001, gross profit included a $20 million non-cash charge relating to the collectibility of recoverable taxes from the Argentine government. SG&A increased 33% in our agribusiness segment principally due to the growth in our international marketing operations.

        Income from operations increased to $311 million in 2001 from $91 million in 2000 primarily due to higher gross profit margins resulting from strong global demand for soy commodity products.

  Fertilizer

        In our fertilizer segment, net sales decreased 10% to $1,316 million in 2001 from $1,466 million in 2000 due to lower average selling prices as well as a slight decrease in volumes. Average selling prices decreased due to a decline in imported raw material costs, which affected market prices. Lower retail sales volumes were almost entirely offset by volume increases due to a full twelve months of results in 2001 from the April 2000 acquisitions of Manah and Fosfertil and increases in animal nutrient sales volumes as a result of the strong export market for Brazilian meat. Retail sales volumes were lower because sales in 2000 were unusually strong as farmers purchased fertilizer in advance of normal seasonal patterns. Cost of goods sold decreased 16% in 2001 from 2000 primarily due to a change in product mix to lower cost goods and a decline in the price of imported raw materials.

        Gross profit in our fertilizer segment increased 18% in 2001 from 2000 primarily due to lower cost of goods sold and a full twelve months of results from the acquisitions of Manah and Fosfertil. SG&A increased 9% in 2001 from 2000 primarily due to the acquisitions of Manah and Fosfertil.

        Income from operations increased 22% in 2001 from 2000 primarily due to the inclusion of results from of Manah and Fosfertil.

  Edible Oil Products

        In our edible oil products segment, net sales decreased 11% to $872 million in 2001 from $983 million in 2000. This decrease was primarily due to lower average selling prices in 2001 as a result of competitive pressures in the U.S. refined oil markets and the adverse effects of the Brazilian real devaluation. Cost of goods sold, which included impairment and restructuring charges of $14 million in 2001 and $5 million in 2000, decreased 7% in 2001 from 2000. This decline was primarily due to the real devaluation and lower raw material costs, partially offset by higher energy costs in the United States.

        Gross profit decreased 38% in 2001 from 2000 primarily due to lower average selling prices and the adverse effect of the real devaluation. SG&A decreased 27% in 2001 from 2000 primarily due to the effects of the real devaluation and our cost reduction programs.

        Income from operations decreased 71% in 2001 from 2000 due to lower average selling prices as a result of competitive pressures in the U.S. refined oil markets.

  Wheat Milling and Bakery Products

        In our wheat milling and bakery products segment, net sales increased 3% to $580 million in 2001 from $563 million in 2000 primarily attributable to higher sales volumes and a recovery of wheat milling product prices, partially offset by lower average selling prices of bakery products and the adverse effects of the Brazilian real devaluation. Cost of goods sold increased 2% in 2001 from 2000 primarily due to higher wheat costs, almost entirely offset by the real devaluation.

        Gross profit increased 14% in 2001 from 2000 due to higher sales volumes and the recovery in wheat milling product prices in Brazil. SG&A increased 19% in 2001 from 2000 primarily due to higher sales volumes.

        Income from operations in our wheat milling and bakery products segment decreased 10% in 2001 from 2000 due to higher SG&A.

  Other Segment (Soy Ingredients and Corn Products)

        In our other segment, net sales decreased 7% to $304 million in 2001 from $328 million in 2000. Increased net sales in our soy ingredients business were more than offset by a decline in net sales in our corn products business. Net sales in our soy ingredients business increased due to higher sales volumes, partially offset by lower average selling prices. Net sales in our corn products business decreased primarily due to lower sales volumes as a result of a labor strike at our Danville, Illinois facility, which was settled in August 2001. Cost of goods sold decreased 14% in 2001 from 2000 primarily due to lower sales volumes in our corn products business.

        Gross profit increased 64% in 2001 from 2000 primarily due to higher sales volumes in our soy ingredients business and lower operating expenses in our corn products business because of the labor strike at our Danville facility. SG&A decreased 15% in 2001 from 2000 primarily due to the effects of the real devaluation and our cost reduction programs.

        Income from operations increased to $29 million in 2001 from $8 million in 2000 due to higher sales volumes in our soy ingredient business and lower cost of goods sold.

  Non-operating Income (Expense)—Net

        A summary of significant non-operating income (expense)—net for the periods indicated follows.

	Year Ended December 31,
	2001	2000
	(US$ in millions)
Interest income	$114	$138
Interest expense	(187)	(202)
Interest expense on debt financing readily marketable inventories	(38)	(52)
Foreign exchange expense	(148)	(116)
Other income (expense)	(4)	7

Total	$(263)	$(225)

        Interest income decreased 17% in 2001 from 2000 primarily due to lower levels of invested cash and marketable securities. Interest expense decreased 7% in 2001 from 2000 because of lower levels of long-term debt and lower average interest rates in 2001. Interest expense on debt financing readily marketable inventories decreased 27% in 2001 from 2000 due to lower average short-term interest rates.

        Foreign exchange losses increased 27% in 2001 from 2000 primarily due to the 39% devaluation of the Argentine peso from a fixed peso-dollar exchange rate in December 2001. Foreign exchange losses from our Brazilian operations decreased in 2001 despite the real declining in value 16% against the U.S. dollar compared to 9% in 2000 primarily due to a reduction in our exposure to foreign currency fluctuations in Brazil through the use of permanently invested intercompany loans. Foreign exchange losses of $148 million were substantially offset by marked-to-market gains on readily marketable inventories included in income from operations.

  Income Tax Expense

        Income tax expense increased to $68 million in 2001 from $12 million in 2000 primarily due to higher taxable income.

  Minority Interest

        Minority interest expense increased to $72 million in 2001 from $37 million in 2000 due to the increase in income from continuing operations before minority interest.

  Net Income

        Net income increased to $134 million in 2001 from $12 million in 2000. Net income in 2001 included a $7 million gain from the cumulative effect of a change in accounting principle related to the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of the adoption, commencing in 2001, we recorded unrealized gains and losses on previously unrecognized forward purchase and sales contracts as a component of cost of goods sold over the term of these contracts rather than on the delivery date for the underlying commodity. Also in 2001, we recorded a $3 million gain on the disposal of our baked goods division in Brazil, compared to a loss relating to the division in 2000. We sold this division in March 2001 for $59 million, net of expenses.

        If we had completed our August 2001 initial public offering and our March 2002 public offering on January 1, 2001 and applied the net proceeds of $278 million and $292 million, respectively, our net income in 2001 would have increased by $25 million to $159 million.

  B. Liquidity and capital resources

        Our primary financing objective is to maintain a conservative balance sheet that provides flexibility to pursue our growth objectives. We use a combination of operating cash flows, equity and debt to finance non-current assets and working capital needs.

        Our short and long-term debt increased $1,590 million in 2002 due to the acquisition of Cereol. We borrowed approximately $833 million to acquire Cereol and assumed debt of approximately $659 million, net of cash of $90 million, on the acquisition date. We refinanced a portion of this debt by entering into a €500 million 364-day revolving credit facility on October 15, 2002, which was increased to €600 million on December 17, 2002, of which €375 million was outstanding at December 31, 2002. This credit facility was entered into by a subsidiary, and is guaranteed by us. Excluding the debt incurred in connection with the acquisition of Cereol, our indebtedness was reduced by $117 million due to proceeds from our March 2002 equity offering, increased cash flows from operations and increased efficiency in the use of working capital.

        To finance working capital, we use cash flows generated from operations and short-term (usually 30-60 days maturity) borrowings, including our commercial paper facility and various short-term credit lines. At December 31, 2002, we had $555 million outstanding under our commercial paper program. On July 11, 2002, to reduce our reliance on short-term borrowings, we amended our commercial paper facility to reduce the maximum borrowings allowed under that facility from $930 million to $600 million. We maintain back-up bank credit lines at least equal to our outstanding commercial paper borrowings, and we also amended these lines so that $360 million has a 364-day term and $240 million has a three-year term. If we were unable to access the commercial paper market, we would use our back-up bank credit lines, which would be at a higher cost than our commercial paper. We have never used these back-up credit lines.

        We also have a $460 million three-year revolving senior credit facility, of which $200 million was outstanding at December 31, 2002, and a $50 million three-year senior credit facility, of which

$50 million was outstanding at December 31, 2002. Both facilities were entered into by our wholly owned subsidiary, Bunge Limited Finance Corp. ("BLFC"), and are guaranteed by us.

        To reduce further reliance on short-term borrowings and raise funds to acquire Cereol, we completed the following long-term financing transactions in 2002:

  •
  On September 25, 2002, we completed the private placement of $486 million aggregate principal amount of unsecured senior guaranteed notes, which were issued by BLFC, and guaranteed by us. The notes were issued in three series comprised of $82 million of notes bearing interest at 6.31% that mature on September 30, 2007, $53 million of notes bearing interest at 6.78% that mature on September 30, 2009 and $351 million of notes bearing interest at 7.44% that mature on September 30, 2012. Interest is payable semi-annually in arrears on March 30 and September 30 of each year, commencing on March 30, 2003.

  •
  On October 15, 2002, we completed an offering of $200 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 7.80% per year that mature on October 15, 2012. The notes were issued by BLFC and guaranteed by us. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2003.

  •
  On November 27, 2002, we completed an offering of $250 million aggregate principal amount of convertible notes, which were issued by BLFC and guaranteed by us. The notes bear interest at a rate of 3.75% and mature on November 15, 2022. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2003. The notes are convertible into common shares of Bunge Limited on the fulfillment of certain conditions. The notes are redeemable by BLFC after November 22, 2005. Holders may require BLFC to repurchase the notes on November 15, 2007, 2012 and 2017.

  •
  In the second and third quarters of 2002, we entered into treasury rate lock contracts with notional values of $200 million at a 10-year forward treasury yield of 4.99%, $60 million at 5-year forward treasury yield of 3.13%, $40 million at a 10-year forward treasury yield of 4.07% and $300 million at a 10-year forward treasury yield of 4.14%, to hedge some of the interest rate variability risk associated with changes in the U.S. Treasury rate. We accounted for these derivative contracts as cash flow hedges. At December 31, 2002, we recorded a loss of approximately $22 million relating to these derivative contracts in other comprehensive income (loss), which will be reclassified to income over the term of the debt incurred. In addition, we reclassified approximately $5 million relating to these derivative contracts from other comprehensive income (loss) to non-operating income (expense)-net in the consolidated statements of income for the year ended December 31, 2002. Since we did not issue as much debt as we originally forecast, a portion of loss on the treasury locks was immediately reclassified from other comprehensive income to income. The amount remaining in other comprehensive income (loss) is commensurate with the actual debt issued.

        The guarantees of our senior credit facilities and senior notes had a carrying amount of $1,401 million at December 31, 2002.

        At our subsidiaries, we have various other long-term debt facilities at fixed and variable interest rates denominated in both U.S. dollars and Brazilian reais, most of which mature between 2002 and 2006. At December 31, 2002, we had $775 million outstanding under these long-term credit facilities. Of this amount, at December 31, 2002, $310 million was secured by certain land, property, equipment and export commodity contracts, as well as shares of the capital stock of Bunge Fertilizantes, Fosfertil and Ultrafertil having a net carrying value of $519 million.

        Our long-term debt agreements, commercial paper program, senior credit facilities and senior guaranteed notes require us to comply with specified financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. We were in compliance with these covenants as of December 31, 2002.

        We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could adversely affect our ability to renew existing, or to obtain access to new, credit facilities in the future and would increase the cost of such facilities to us.

        In March 2002, we sold 16,093,633 common shares in a public offering, which resulted in net proceeds of $292 million, after underwriting discounts, commissions and expenses. We used net proceeds of $105 million to buy back shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries, and the remainder to reduce indebtedness under our commercial paper program.

        Cash and cash equivalents were $470 million at December 31, 2002 and $199 million at December 31, 2001. Included in our inventories were readily marketable commodities inventories of $1,517 million at December 31, 2002 and $764 million at December 31, 2001. These agricultural commodities, which are financed with debt, are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. The increase in readily marketable inventories was primarily due to the acquisition of crops from the South American harvest that occurs in the first half of the year.

        Shareholders' equity increased to $1,472 million at December 31, 2002 from $1,376 million at December 31, 2001 as a result of net income of $255 million in 2002, net proceeds of $292 million received from our common shares offering in March 2002, $21 million received from Mutual Investment Limited on the note receivable and $1 million attributable to the exercise of employee stock options. This increase was partially offset by foreign exchange translation losses of $403 million primarily generated by our Brazilian and Argentine subsidiaries, dividends paid to shareholders of $37 million and other comprehensive losses of $33 million.

        Our current ratio, defined as current assets divided by current liabilities, was 1.44 at December 31, 2002. Due to our cash levels and the liquidity of our agricultural commodities inventories, we believe we have sufficient working capital to satisfy our present business needs.

  Guarantees

        In addition to the guarantees of our senior credit facilities and our senior notes, we have issued or were a party to the following guarantees at December 31, 2002:

(US$ in millions)	Maximum Potential Future Payments
Operating lease residual values	$70
Unconsolidated affiliates financing	22
Customer financing	22

Total	$114

        We entered into synthetic lease agreements for barges and railcars originally owned by us and subsequently sold to third parties. The leases are classified as operating leases. Any gains on the sales have been deferred and are being recognized ratably over the related lease terms. We have the option at the end of each lease to purchase the barges or railcars at fixed prices based on estimated fair values or to sell the assets. If we elect to sell, we receive proceeds up to fixed amounts specified in the agreements. If the proceeds are less than the specified fixed amounts, we are obligated under a guarantee to pay supplemental rent for the deficiency in proceeds. The operating leases expire through 2007. There are no recourse provisions or collateral that would enable us to recover any amounts paid under this guarantee. We have not recorded any liability related to this guarantee at December 31, 2002.

        We have issued a guarantee to a financial institution related to the debt of our joint ventures in Argentina, which are our unconsolidated affiliates. The term of the guarantee is equal to the term of the related financing, which matures in seven years. There are no recourse provisions or collateral that would enable us to recover any amounts paid under this guarantee. We have recorded a liability of $6 million related to this guarantee at December 31, 2002.

        We have issued guarantees to a financial institution in Brazil related to amounts owed these institutions by certain of our customers. The terms of the guarantees are equal to the terms of the related financing arrangements, which can be as short as 120 days or as long as 360 days. There are no recourse provisions or collateral that would enable us to recover any amounts paid under these guarantees. We have not recorded any liability related to these guarantees at December 31, 2002.

  Off-Balance Sheet Financings

        During 2002, our wholly owned U.S. operating subsidiary established a receivables securitization facility. In addition, through the acquisition of Cereol, we assumed a second receivables securitization facility. Through agreements with certain financial institutions, we may sell, on a revolving basis, undivided percentage ownership interests in designated pools of accounts receivable without recourse up to a maximum amount of $138 million. Collections reduce accounts receivable included in the pools, and are used to purchase new receivables, which become part of the pools. The facilities expire in 2005 and 2007 and the effective yield rates approximate the 30-day commercial paper rate plus annual commitment fees ranging from 29 to 40 basis points.

        For the year ended December 31, 2002, the outstanding undivided interests averaged $123 million. We retain collection and administrative responsibilities for the receivables in the pools. We recognized $1 million in related charges for the year ended December 31, 2002, which are included in selling, general and administrative expenses in our consolidated statements of income.

        In addition, we retain interests in the pools of receivables not sold. Due to the short-term nature of the receivables, our retained interests in the pools are valued at historical cost, which approximate fair value. The full amount of the allowance for doubtful accounts has been retained in our consolidated balance sheets since collections of all pooled receivables are first utilized to reduce the outstanding undivided interests. Accounts receivable at December 31, 2002 were net of $138 million, representing the outstanding undivided interests in pooled receivables.

        Other than the receivables securitization and our sale-leaseback transactions relating to certain barges, we do not have any off-balance sheet financings.

  Cash Flows

        In 2002, we generated cash of $271 million, which was the net effect of cash flows from operating, investing and financing activities, compared to 2001, when we used cash of $224 million.

        Our operating activities provided cash of $130 million in 2002 compared to $209 million in 2001. The decrease resulted from the consolidation of Cereol's cash flow from operations for the fourth quarter of 2002. We did not have the benefit of a full year of cash flow from Cereol as it was acquired in October 2002. Excluding the negative effect of Cereol's cash flow used by operating activities for the fourth quarter of 2002 of $164 million, cash flow from operating activities provided $294 million for 2002, an increase of $85 million compared to 2001.

        Cash from operating activities before working capital changes increased to $749 million for 2002 from $424 million in 2001 due to increased net income and the real devaluation. We continue to focus on effectively managing our working capital. Cash flow from operating activities before working capital changes is one of our major sources of liquidity.

        Cash used in investing activities increased to $1,073 million in 2002 from $179 million used in 2001. Investing activities consist primarily of payments for business acquisitions and additions to property, plant and equipment under our capital expenditure plan. Payments for business acquisitions were significantly higher in 2002 due to the acquisition of Cereol and the acquisition of shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries. In 2001, we received net proceeds of $59 million from the sale of our baked goods division. Total capital expenditures for 2002 were $242 million. Of this amount, approximately $117 million represented maintenance capital expenditures. Maintenance capital expenditures are expenditures made to replace existing equipment in order to maintain current production capabilities. The majority of non-maintenance capital expenditures incurred in 2002 related to efficiency improvements to reduce costs, equipment upgrades due to changes in technology and business expansion. Although we have no current material commitments for capital expenditures, we estimate that our total capital expenditures will be approximately $375 million in 2003 and $475 million in 2004.

        Cash provided by financing activities increased to $1,295 million in 2002 from $224 million used in 2001. In the first quarter of 2002, we sold common shares for net proceeds of $292 million. As part of our continuing strategy of centralizing our financing activities at the parent company level, we paid down $451 million of long-term variable rate revolving loans at some of our subsidiaries and partially replaced it with parent company borrowings. We also paid the last installment of $56 million on a 9.25% note collateralized by our commodity exports. In addition, we borrowed $317 million under our long-term credit facilities. In the second half of 2002, we issued senior guaranteed notes, senior notes and convertible notes for aggregate net proceeds of $925 million. Dividends paid during 2002 were $37 million. In addition, our former parent company, Mutual Investment Limited, repaid $21 million of the principal amount of a note due us.

        In 2001, we used cash of $224 million, compared to 2000, when we generated cash of $60 million.

        Our operating activities generated cash of $209 million in 2001 and used cash of $521 million in 2000. The large use of cash in 2000 was primarily due to the sales growth in our international marketing operations which resulted in an increase in inventories and accounts receivable. Cash flow from operating activities before working capital changes was $424 million in 2001 and $210 million in 2000. The increase in cash flow from operations was primarily due to the increase in income from operations before minority interest.

        Cash used in investing activities was $179 million in 2001 and $91 million in 2000. Capital expenditures were $230 million in 2001 and $184 million in 2000. The majority of these capital expenditures related to efficiency improvements to reduce costs, equipment upgrades due to changes in technology and business expansion. In 2001, we completed a number of revenue enhancing projects which we began in 2000, including constructing a sulfuric acid plant in Brazil for our fertilizer segment, as well as the completion of additional agricultural commodities storage facilities in North America and Brazil and the upgrade of our Destrehan, Louisiana export elevator. Also in 2001, we completed the expansion of our oilseed processing plant in Rondonopolis, Brazil, which is the largest oilseed processing plant in Brazil.

        Cash used in financing activities was $224 million in 2001 and cash provided by financing activities was $709 million in 2000. During 2001, we sold common shares in an initial public offering for net proceeds of $278 million and Mutual Investment repaid $50 million of the principal amount of a note due us. During 2000, we received net proceeds of $163 million from the issuance of redeemable preferred stock and issued $107 million of three-year trust certificates and $18 million of five-year trust certificates.

        The following table summarizes our financial obligations and their expected maturities at December 31, 2002, and the effect such obligations are expected to have on our liquidity and cash flows in the periods indicated.

	At December 31, 2002
	Total	Less than 1 year	1-3 years	After 3 years
	(US$ in millions)
Commercial paper borrowings	$555	$555	$—	$—
Other short-term borrowings	695	695	—	—
Long-term debt	2,153	249	857	1,047
Non-cancelable lease obligations	172	49	71	52

Total	$3,575	$1,548	$928	$1,099

Recent Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. We do not believe that we have any variable interest entities other than our accounts receivable securitization, and we do not believe that the adoption of FIN 46 will affect its accounting.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS No. 148), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the results of operations. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have adopted the disclosure provision of SFAS No. 148 for the year ended December 31, 2002, and we will continue to account for our stock-based compensation under APB 25.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, this statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," under which a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions are applicable on a prospective basis and are effective for any exit and disposal activities initiated after December 31, 2002.

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

  C. Research and development, patents and licenses.

        Our research and development activities are focused on developing products and techniques that will drive growth or otherwise add value to our core business lines.

        In our food products division, we have established two regional centers of excellence, one located in the United States and the other in Brazil, to develop and enhance technology and processes associated with food products and marketing. Our U.S. center focuses on edible oil products and our center in Brazil focuses on soy ingredients. In addition, we have a regional research and development bakery center in the United States. With our acquisition of Cereol, we acquired additional research programs concentrated on processed protein and lecithin products, the improvement of production processes and the development of new products, especially in high growth markets such as processed soy products.

        Our total research and development expenses were $8 million in 2002, $6 million in 2001 and $5 million in 2000. As of December 31, 2002, our research and development organization consisted of approximately 127 employees worldwide.

        We own trademarks on the majority of the brands we produce in our food products and fertilizer divisions. We typically obtain long-term licenses for the remainder. We have patents covering some of our products and manufacturing processes. However, we do not consider any of these patents to be material to our business.

        We believe we have taken appropriate steps to be the owner of or to be entitled to use all intellectual property rights necessary to carry out our business.

  D. Trend information.

Operating Performance

        In each of our business divisions, operating performance is affected by the following key factors.

  Agribusiness

        In the agribusiness division, we purchase, store, process, transport, merchandise and finance agricultural commodities, principally soy commodity products. In our grain origination, oilseed processing and international marketing operations, soy commodity products represent 59%, 100% and 77%, respectively, of our total sales volumes in 2002. In this division, profitability is principally affected by the price of soy commodity products, the volatility of the prices for these products and the relationship among those prices. Prices, in turn, are affected by the perceived and actual availability of, and demand for, soy commodity products. Availability is affected by weather conditions, governmental trade policies and growing patterns, including substitution by farmers of other agricultural commodities for soybeans. Demand is affected by growth in worldwide consumption of food products and the price of substitute agricultural products. In addition, the high capital costs and time required to construct oilseed processing facilities may cause imbalances between industry-wide levels of oilseed processing capacity and demand for soy commodity products. The relationship among the prices for the various soy commodity products may be affected by these imbalances. The effect of these factors on prices of soy commodity products will affect our decisions regarding whether and when to purchase, store, process, transport or merchandise these commodities.

        Because agricultural commodity prices are often volatile, we believe net sales are not a reliable indicator of performance in the agribusiness division. Gross profit is a better measure we use to evaluate the financial performance success of this division. Gross profit reflects the net margin earned on the difference between the purchase and sales prices of agricultural commodities, less the costs of storing, processing and transporting those agricultural commodities based upon the volumes we transact.

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

  Food Products

        In the food products division, our net sales are affected by competition, changes in eating habits, Brazilian currency fluctuations and changes in general economic conditions in our principal markets for this division, Europe, the United States and Brazil. During economic downturns, such as the recession experienced in Brazil after the 1999 devaluation of the real, consumers tend to purchase less expensive food products in lieu of premium brands, thus negatively affecting our net sales and gross profit. Competition in this industry has intensified in the past several years due to consolidation in the supermarket industry and attempts by competitors to increase market share. Profitability in this division is also affected by the mix of products that we sell. Our cost of goods sold in our food products division is principally affected by fluctuations in agricultural commodity prices.

Industry Economic Conditions and Cyclicality

        Demand for agricultural commodities has continued to increase due to growth in world population, despite the occurrence of regional economic downturns. However, beginning in the latter half of 1998, gross profit margins in our oilseed processing business declined significantly due to excessive industry-wide processing capacity. The effects of these adverse industry conditions on our business were exacerbated by increases in consumption of non-soy oils, particularly palm and rapeseed, and by China's shift to oilseed purchases in lieu of meal and oil.

        During 2000, we and other global oilseed processors responded to these events by closing older, less efficient facilities in Brazil and the United States. These plant closings resulted in a reduction in industry overcapacity in Brazil and the United States. Since then, the closing of less efficient oil processing plants and renewed growth in developing countries has contributed to an improved balance in the industry between demand and processing capacity, and to a recovery in profitability. In addition, we expect the European ban on the use of meat and bone meal in animal feed and improvements in Asian economies to increase long-term demand for soybean meal. These factors resulted in an improvement in our oilseed processing gross profit margins beginning in the fourth quarter of 2000. Margins continued to recover in 2001, reaching their highs in late 2001.

        In the second half of 2002, the United States suffered a smaller than expected soybean harvest due to poor growing conditions. The United States simultaneously experienced decreased demand for U.S.-origin meat products, resulting in a decline in U.S. demand for soybean meal. As a result, industry-wide oilseed processing margins decreased significantly from their highs in late 2001. In response to these events, the industry began to idle soybean processing capacity, and in February 2003, we announced that we will be idling production at our oilseed processing facility in Cairo, Illinois. Oilseed processing margins may continue to fluctuate following industry cycles.

        In September 2001, China became a member of the WTO. As part of its entry into the WTO, China agreed to certain trade liberalization measures, including the gradual reduction of its agricultural import tariffs. We believe that these tariff reductions will eventually result in increased sales volumes of our products in China.

Effects of Foreign Currency Transactions on Our Business

  Functional Currency

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

  •
  record non-monetary items, such as inventories, prepaid expenses and fixed assets, at the exchange rate on the dates that the transactions were consummated; and

  •
  eliminate the foreign exchange translation adjustment.

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

  Argentina and Brazil

        In recent years, both Argentina and Brazil have been negatively affected by volatile economic and political conditions. In particular, the volatility of the peso and the real has affected our financial results. Devaluations generally have a positive effect on our financial results when local currency costs are translated to U.S. dollars. Appreciations generally have a corresponding negative effect on our financial results. Thus, significant currency fluctuations can have a material impact on our financial results.

        Argentina.    In 2002, the devaluation of the peso against the U.S. dollar was 51%. A devaluation of the peso affects our consolidated financial statements by:

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

  •
  generating financial gains based on changes in market value of our readily marketable agricultural inventories, which are linked to U.S. dollar prices; and

  •
  generating foreign currency translation losses on the net assets of our Argentine subsidiaries, which are reflected in other comprehensive income (loss).

        Brazil.    In early 1999, the Brazilian government allowed the real to float freely, resulting in a 32% devaluation against the U.S. dollar in 1999, an additional 9% in 2000, 16% in 2001 and 34% in 2002. A devaluation of the real affects our consolidated financial statements by:

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

  •
  generating financial gains based on changes in market value of our readily marketable agricultural inventories, which are priced in U.S. dollars;

  •
  increasing our foreign currency hedging costs due to higher risk premiums, which increases are reflected in our consolidated statements of income; and

  •
  generating foreign currency translation losses on the net assets of our Brazilian subsidiaries, which are reflected in other comprehensive income (loss).

  Foreign Currency Exposure

        The net sales of our agribusiness division and our U.S.-based food products division, which comprised over 79% of our total net sales in 2002, are invoiced in U.S. dollars or linked to dollar prices. The value of our agricultural commodities inventories is linked to dollar prices. In addition, the Brazilian fertilizer industry, due to its relationship to the agricultural sector, which derives its profitability from dollar-based international commodity prices, has historically been able to link its sales prices to those of imported raw material costs, thereby minimizing the effect exchange rate fluctuations have on us. However, our food products division's net sales in Brazil, which comprised approximately 8% of our total net sales in 2002 and 9% of our total net sales in 2001, were denominated in Brazilian reais.

        During 2000, we initiated measures to reduce our exposure to foreign currency fluctuations in Brazil and Argentina, particularly their effects on our results of operations. These measures included replacing the third party U.S. dollar-denominated debt of our Argentine and Brazilian subsidiaries with long-term intercompany loans. These loans do not require cash payment of principal and are treated as analogous to equity for accounting purposes. As a result, since 2000 the foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss) in contrast to foreign exchange gains or losses on third party debt, which are recorded in non-operating income (expense)-net in our consolidated statements of income.

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

Derivatives

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

        We hedge portions of the soy commodities products used in and produced by our U.S. oilseed processing business. To do this, we use exchange-traded futures contracts that are designated as cash flow hedges. The changes in the market value of these futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains or losses arising from hedging transactions are deferred in other comprehensive income (loss), net of applicable taxes, and are recognized in cost of goods sold when the products associated with the hedged item are sold. If we determine that the instruments used are no longer effective at offsetting changes in the price changes of the hedged item, we would reflect the changes in the market value of these futures contracts in earnings as a component of cost of goods sold.

        We also enter into derivative financial instruments, including foreign currency swaps and purchased call options, to limit exposure to changes in foreign currency exchange rates with respect to our foreign currency denominated assets and liabilities. We only enter into derivatives that are related to our inherent business and financial exposure as a global agribusiness company.

Employee Benefit Plans

        We sponsor various pension and postretirement benefit plans. In connection with the plans, we make various assumptions in the determination of projected benefit obligations and expense recognition related to pension and postretirement obligations. Key assumptions include discount rates, rates of return on plan assets, asset allocations and rates of future compensation increases. Management develops its assumptions based on its experience and by reference to market related data. All assumptions are reviewed periodically and adjusted as necessary. Weighted average pension assumptions used by management at December 31, 2002 include a discount rate of 6.8% and long-term rate of return on plan assets of 8.4%. We lowered the discount rate on our U.S. based pension plans, which represent approximately 88% of our pension obligations, from 7.5% at December 31, 2001 to 6.75% at December 31, 2002 largely based on a decrease in Aa-rated corporate bond yields. The long-term rates of return on plan assets related to our U.S.-based pension plan at December 31, 2002 range from 8%-9%, based upon an assumed average allocation of plan investments of 65% equity securities and 35% fixed income debt securities and historical rates of return. In 2002, the combination of a decline in assets and a decline in the discount rate caused us to record a minimum pension liability, which reduced shareholders' equity by $11 million, net of tax. Future recognition of additional minimum pension liabilities will depend primarily on the actual return on assets and the discount rate.

Seasonality

        In our agribusiness division, we do not experience material seasonal fluctuations in volume since we are geographically diversified in the global agribusiness market. The worldwide need for food is not seasonal and increases as populations grow. The geographic balance of our grain origination assets in the northern and southern hemispheres also assures us a more consistent supply of agricultural commodities throughout the year, although our overall supply of agricultural commodities can be impacted by adverse weather conditions such as flood, drought or frost. However, there is a degree of seasonality in our gross profit, as our higher margin oilseed processing operations experience increases in volumes in the second, third and fourth quarters due to the timing of the soybean harvests. In addition, price and margin variations and increased availability of agricultural commodities at harvest times often cause fluctuations in our inventories and short-term borrowings.

        In our fertilizer division, we are subject to consistent seasonal trends based on the agricultural growing cycle in Brazil. As a result, fertilizer sales are significantly higher in the third and fourth quarters of our fiscal year.

        In our food products division, there are no significant seasonal effects on our business.

Income Taxes

        As a Bermuda exempted company, we are not subject to income taxes in our jurisdiction of incorporation. However, our subsidiaries, which operate in several tax jurisdictions, are subject to income taxes at various statutory rates.

        Our U.S. export sales of agricultural commodities and certain food products have been subject to favorable U.S. tax treatment, thus lowering our overall tax liabilities and thereby reducing our income tax expense by $9 million in 2002 and $10 million in 2001. However, the WTO recently ruled that this tax treatment is a trade-distorting subsidy and has authorized the European Union to impose sanctions against the United States. It appears likely that the U.S. Congress could change or eliminate this treatment, which would subject U.S. exporters, including us, to higher tax rates.

        In Brazil, our operations have generated a significant amount of net operating losses, which are attributable to the recent and prior devaluations of the Brazilian real. However, we are required to reduce portions of these net operating losses through valuation allowances based on our assessment of the likelihood of their realization. As of December 31, 2002, we had deferred tax assets related to net operating losses of $310 million, upon which we have a $91 million valuation allowance. The use of these net operating losses net of the valuation allowances will reduce our future tax liabilities. In addition, our effective rate can be favorably or unfavorably affected by the volatility in the exchange rate for the real because we receive current Brazilian tax benefits or expenses related to foreign exchange losses or gains on certain U.S. dollar denominated intercompany loans.

Increase in Energy Costs

        We use substantial amounts of energy in connection with the operation of our facilities. Global energy costs have increased recently, resulting in an increase in our cost of goods sold. A significant increase in the cost of energy could adversely affect our operating results.

Item 6. Directors, Senior Management and Employees

  A. Directors and senior management.

        The following table sets forth the information for each of our directors, executive officers and key employees. Unless otherwise stated, the address for our directors, executive officers and key employees is c/o Bunge Limited, 50 Main Street, White Plains, New York 10606.

Name	Position
Alberto Weisser	Chairman of the Board of Directors and Chief Executive Officer
Jorge Born, Jr.	Deputy Chairman and Director
Ernest G. Bachrach	Director
Enrique H. Boilini	Director
Michael H. Bulkin	Director
Octavio Caraballo	Director
Francis Coppinger	Director
Bernard de La Tour d'Auvergne Lauraguais	Director
William Engels	Director
Paul H. Hatfield	Director
Carlos Braun Saint	Director
Mario A. Barbosa Neto	Managing Director, Fertilizer Division, Bunge Limited, and President and Chief Executive Officer, Bunge Fertilizantes S.A.
Andrew J. Burke	Managing Director, Soy Ingredients and New Business Development, Bunge Limited
Archibald Gwathmey	Managing Director, Agribusiness Division, Bunge Limited, and Chief Executive Officer, Bunge Global Markets, Inc.
João Fernando Kfouri	Managing Director, Food Products Division, Bunge Limited
Flavio Sá Carvalho	Chief Personnel Officer
William M. Wells	Chief Financial Officer
Carl L. Hausmann	Chief Executive Officer, Bunge Europe
John E. Klein	President and Chief Executive Officer, Bunge North America, Inc.
Raul Padilla	President and Chief Executive Officer, Bunge Argentina S.A.
Sergio Roberto Waldrich	President and Chief Executive Officer, Bunge Alimentos S.A.

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

        Jorge Born, Jr. has been a member of our board of directors and our Deputy Chairman since 2001. He is also a director and Deputy Chairman of the board of directors of Mutual Investment Limited. Mr. Born is President and Chief Executive Officer of Bomagra S.A., a privately held company involved in the real estate, technology and communications equipment, hotel construction and management, farming and waste management industries in Argentina. He is also President of Hoteles Australes S.A., a joint venture with Accor S.A. of France, involved in the development, construction and management of hotels in Argentina and Uruguay. Mr. Born also serves on the Advisory Board of Hochschild Mining S.A., a South American mining conglomerate. Prior to joining Bomagra in 1997, Mr. Born spent all of his professional life working for Bunge in various capacities in the commodities trading, oilseed processing and food products areas in Argentina, Brazil, the United States and Europe. He also served as head of Bunge's European operations from 1992 to 1997. Mr. Born has a B.S. in Economics from the Wharton School of the University of Pennsylvania and is a member of Wharton's Latin American Executive Board and the Board of Governors of Wharton's Lauder Institute.

        Ernest G. Bachrach has been a member of our board of directors since 2001. Mr. Bachrach has been the Chief Executive Officer for Latin America and, since 1999, has been a member of the Executive Committee of Advent International Corporation, a private equity firm. He has been with Advent since 1990. Prior to joining Advent, Mr. Bachrach worked as Senior Partner, European Investments, for Morningside Group, a private investment group. Mr. Bachrach also serves as a member of the boards of CardSystem Upsi S.A., Aeroplazas S.A. de C.V., Consultoria Internacional S.A. de C.V., Arabela Holding S.A. de C.V., Farmacologia Argentina de Avanzada, Atgal Investments Corporation and Fort Demider S.A. He is also the President of Universal Assistance S.A. and of GESA S.A. de C.V. He has a B.S. in Chemical Engineering from Lehigh University and an M.B.A. from Harvard Graduate School of Business Administration.

        Enrique H. Boilini has been a member of our board of directors since 2001. Mr. Boilini has been a Managing Member at Yellow Jersey Capital, LLC, an investment management company based in Greenwich, Connecticut since September 2002. Prior to setting up Yellow Jersey Capital, Mr. Boilini was a Managing Member of Farallon Capital Management, LLC and Farallon Partners, LLC, two investment management companies, since October 1996. Mr. Boilini joined Farallon in March 1995 as a Managing Director. Prior to that, Mr. Boilini worked at Metallgessellschaft Corporation, where he was the head trader of emerging market debt and equity securities since 1991. From 1989 to 1991, he was a Vice President at The First Boston Corporation, where he was responsible for that company's activities in Argentina. Prior to his tenure at First Boston, he worked for Manufacturers Hanover Trust Company. Mr. Boilini also serves as a member of the boards of Alpargatas SAIC and Copernico Argentina Fund Grand Cayman and is an observer to the board of Maxcom Telecomunicaciones SA de CV. Mr. Boilini received an M.B.A. from Columbia Business School in 1988 and a Civil Engineering degree from the University of Buenos Aires School of Engineering.

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

        Octavio Caraballo has been a member of our board of directors since 2001. He is also a director of Mutual Investment Limited and has served as Chairman of the Board and President of Mutual Investment Limited. Mr. Caraballo is President of Las Lilas S.A., an Argentine company. Mr. Caraballo joined Bunge in 1967, serving in various divisions over the course of his career, including as head of the Bunge group's paints, chemicals and mining division. Prior to joining Bunge, he worked for several financial institutions in Europe. Mr. Caraballo received a Business Administration degree from Babson College and is a member of the Board of Trustees of Babson College.

        Francis Coppinger has been a member of our board of directors since 2001. He is also a director of Mutual Investment Limited. He is Chief Executive Officer of Publicité Internationale Intermedia Plc (PII), a joint venture he established with the Michelin Group in December 1992. Based in Brussels, PII coordinates the media activities of the Michelin Group in Europe. Prior to his career with PII, Mr. Coppinger held a number of senior executive positions, including General Manager and Chairman, with Intermedia, a media buying agency based in Paris. He is a member of the board of directors of Intermedia. He holds a Bachelors degree in Economics from the University of Paris and attended the Institut d'Etudes Politiques de Paris.

        Bernard de La Tour d'Auvergne Lauraguais has been a member of our board of directors since 2001. He is also the Chairman of the board of directors of Mutual Investment Limited. Mr. de La Tour d'Auvergne Lauraguais joined Bunge in 1970 and held various senior executive positions in Argentina, Brazil and Europe in the agribusiness and food products divisions until his retirement in 1994. Mr. de La Tour d'Auvergne Lauraguais has a degree in Civil Engineering from the Federal Polytechnic School of the University of Lausanne, Switzerland and an M.B.A. from the Wharton School of the University of Pennsylvania.

        William Engels has been a member of our board of directors since 2001. He is also a director of Mutual Investment Limited. He has been head of mergers and acquisitions at Quinsa, a Luxembourg-based holding company listed on the New York Stock Exchange, since September 2002. Mr. Engels also served as Quinsa's Group Controller and as Manager of Corporate Finance, beginning in 1992. Prior to that, Mr. Engels served as a Vice President at Citibank, N.A. in London, responsible for European sales of Latin American investment products. Mr. Engels holds a B.S. from Babson College, an M.A. from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.

        Paul H. Hatfield has been a member of our board of directors since 2002. He is also the Principal of Hatfield Capital Group, a private equity investment firm that he created in 1997. From 1995 to 1997, Mr. Hatfield was the Chairman and Chief Executive Officer of Petrolite Corporation, a chemical company. Before joining Petrolite, Mr. Hatfield spent over 35 years at the Ralston Purina Company in a variety of management positions. Mr. Hatfield also serves as a member of the board of directors of the Boyce Thompson Institute at Cornell University, Solutia, Inc., Maritz, Inc. and PENFORD Corporation. In addition, Mr. Hatfield has been a member of the Advisory Board of the Institute of International Business at St. Louis University since 1985. Mr. Hatfield has a Bachelor of Science in Agricultural Economics and a Master of Science in Economics and Marketing, both received from Kansas State University.

        Carlos Braun Saint has been a member of our board of directors since 2001. He is also a director of Mutual Investment Limited. Mr. Braun Saint is a Vice President and director of Agroexpress S.A., an agribusiness company in Argentina, a position he has held since January 2001. Mr. Braun Saint is also employed by Bellamar Estancias S.A., another Argentine agribusiness company, where he has worked since February 1999 and served on the board of directors since November 2002. Prior to that, he worked for the Private Banking division of Banco Bilbao Vizcaya Argentaria for two years. Prior to that, Mr. Braun Saint attended Belgrano University in Argentina for four years.

        Mario A. Barbosa Neto has been the Managing Director of our fertilizer division since December 2002 and has been President and Chief Executive Officer of Bunge Fertilizantes S.A. since 1996 with the formation of Fertilizantes Serrana S.A., the predecessor company of Bunge Fertilizantes S.A. Mr. Barbosa Neto has over 20 years experience in the Brazilian fertilizer industry. Prior to joining Serrana, he served as superintendent of Fosfertil S.A. from 1992 to 1996 and was the Chief Financial Officer of Manah S.A. from 1980 to 1992. Mr. Barbosa Neto has a B.S. in Engineering from the University of São Paulo and an M.B.A. from the Getulio Vargas Foundation. In addition to serving on the board of directors of Bunge Fertilizantes and Bunge Brasil, he serves as President of the Administrative Council of Fosbrasil S.A., and is a board member of Fertifós, Ultrafertil, Alpargatas Santista Têxtil and Bunge Alimentos. Mr. Barbosa Neto is also Vice President of the International Fertilizer Association.

        Andrew J. Burke has been the Managing Director of our soy ingredients and new business development since January 2002. Previously, Mr. Burke served as Chief Executive Officer of the U.S. subsidiary of Degussa AG, the German chemical company. He joined Degussa in 1983, where he held a variety of finance and marketing positions, including Chief Financial Officer and Executive Vice President of the chemical group. Prior to joining Degussa, Mr. Burke worked for Beecham Pharmaceuticals and Price Waterhouse & Company. Mr. Burke is a graduate of Villanova University, is licensed as a certified public accountant and earned an M.B.A. from Manhattan College.

        Archibald Gwathmey has been the Managing Director of our agribusiness division since December 2002 and Chief Executive Officer of Bunge Global Markets, Inc., our international marketing division, since 1999. Mr. Gwathmey joined Bunge in 1975 as a trainee and has over 25 years experience in commodities trading and oilseed processing. During his career with Bunge, he has served as head of the U.S. grain division and head of the U.S. oilseed processing division. Mr. Gwathmey graduated from Harvard College with a B.A. in Classics and English. He has also served as a Director of the National Oilseed Processors Association.

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

        Flavio Sá Carvalho has been our Chief Personnel Officer since 1998. Prior to joining Bunge, he served as Vice President of Human Resources at Aetna International, Inc. since 1994. Prior to that, he was with Bank of America in multiple capacities during his 12-year tenure, including Director of Human Resources for their Latin American operations, International Compensation and Benefits, Corporate Staffing and Planning and Vice President of International Human Resources. Mr. Sá Carvalho studied Mass Communications in Brazil and holds an M.S. in Education Research and Development from Florida State University.

        William M. Wells has been our Chief Financial Officer since January 2000. Prior to that, Mr. Wells was with McDonald's Corporation for ten years, where he served in numerous capacities, including chief executive of System Capital Corporation, the McDonald's System's dedicated finance company, Chief Financial Officer of McDonald's Brazil and Director of both U.S. and Latin American finance. Before McDonald's, Mr. Wells was with Citibank in Brazil and New York. He has a Master's Degree in International Business from the University of South Carolina.

        Carl L. Hausmann has been the Chief Executive Officer of Bunge Europe since October 15, 2002. Prior to that, he was, and still serves as, the Chief Executive Officer of Cereol. Mr. Hausmann has been Chief Executive Officer of Cereol since its inception on July 1, 2001. Prior to that, Cereol was a 100%-owned subsidiary of Eridania Beghin-Say. Mr. Hausmann worked in various capacities for

Eridania Beghin-Say beginning in 1992. From 1978 to 1992, he worked for Continental Grain Company. He has served as director of the National Oilseed Processors Association and as the President and Director of Fediol, the European Oilseed Processors Association. Mr. Hausmann has a B.S. degree from Boston College and an M.B.A. from INSEAD.

        John E. Klein has served as President and Chief Executive Officer of Bunge North America, Inc. since 1985. He joined the Bunge group in 1976, serving in Antwerp, Rotterdam, London, São Paulo, Buenos Aires, New York and St. Louis. Prior to joining Bunge, Mr. Klein practiced law for the New York law firm of Sullivan & Cromwell. Mr. Klein is a graduate of Princeton University and the University of Michigan Law School.

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

        Sergio Roberto Waldrich has been the President of Bunge Alimentos S.A. since 2002. Prior to becoming the President of Bunge Alimentos, Mr. Waldrich was President of the Ceval Division of Bunge Alimentos for two years. He joined Ceval Alimentos as a trainee in 1972. Mr. Waldrich worked in various production positions over his career with the company, eventually serving as head of the poultry division. When the poultry division was spun off by Bunge into a separate company, Seara Alimentos S.A., Mr. Waldrich was named Vice President and General Manager of that company. He rejoined Ceval Alimentos in August 2000 as General Director and has been its President since the formation of Bunge Alimentos. Mr. Waldrich has a degree in Chemical Engineering from Blumenau and an M.B.A. from the University of Florianópolis. Mr. Waldrich is the former President of Brazilian Port Industry Association and the Brazilian Port Export Association.

  B. Compensation.

Compensation of Directors and Executive Officers

        The aggregate amount of cash compensation that we paid to our directors and executive officers as a group (18 persons), for services in all capacities in 2002 was approximately $9.7 million. Part of this amount was in the form of performance related bonuses paid to our executive officers, based on the achievement of company and individual strategic and financial objectives. The aggregate number of stock options granted to our directors and executive officers as a group (18 persons), for services in all capacities in 2002 was 381,000, of which 81,000 have vested or will vest within 60 days of March 15, 2003. These options have an average exercise price of $21.61 and an average exercise period of 10 years from the date of the grant. The aggregate number of restricted stock awards granted to our executive officers (7 persons) for services in all capacities in 2002 was 101,000, none of which have vested or will vest within 60 days of March 15, 2003. The aggregate amount that we set aside or accrued in 2002 to provide pension, retirement or similar benefits for our executive officers was approximately $214,000.

        The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of "independent" directors must approve any such determination. Our compensation committee, which is comprised of independent directors, is responsible for making recommendations to the board on directors' compensation. Eligible non-employee directors may also be compensated with stock options under our non-employee directors' equity incentive plan. Directors who serve on a committee receive additional compensation. We also reimburse directors for reasonable expenses incurred in attending meetings of the board, meetings of committees of the board and our general meetings. None of our directors have service agreements with Bunge or its subsidiaries providing for benefits upon termination of employment.

Non-Employee Directors' Equity Incentive Plan

        We have a non-employee directors' equity incentive plan to align all of our directors' interests with those of our shareholders and to appropriately incentivize our directors. Under this plan, we periodically award stock options to members of the board who are not our employees as part of their director's compensation. Each non-employee director receives an award of stock options under the plan at the time he or she initially becomes a member of the board. We grant only nonqualified stock options under our non-employee directors' equity incentive plan and the exercise price per share is equal to the fair market value of a share at the time of grant. Our non-employee directors' equity incentive plan provides that up to 0.5% of our issued and outstanding common shares may be issued under the plan. As of December 31, 2002, we had granted 243,000 stock options under this plan.

Employee Equity Incentive Plan

        We have an employee equity incentive plan to attract, retain and motivate our officers and employees, to link compensation to the overall performance of the company, to promote cooperation among our diverse areas of business and to create an ownership interest in the company aligned with the interests of our shareholders. Under the plan, the compensation committee of our board may award equity-based compensation to our officers and other employees who make or are anticipated to make significant contributions to the company. Awards under the plan may be in the form of either qualified or nonqualified stock options, restricted stock or other awards that are based on the value of our common shares. The specific terms of each award made under the plan, including how such award will vest, are described in individual award agreements.

  Administration of the Plan

        Our compensation committee of the board administers the plan. The committee has the discretion to determine who will receive awards under the plan as well as the terms of each individual award. The committee also has the discretion to interpret the terms of the plan and any corresponding award agreement, amend the plan, and generally take all other actions necessary to administer the plan in our best interests.

  Options and Restricted Shares

        When vested, stock options granted under the plan will be exercisable for our common shares. The vesting period is set forth in the individual award agreements. The exercise price per share will generally be the fair market value of a share on the date the stock option is granted. When our employment relationship with an officer or other employee terminates, such officer or employee will have a limited period of time to exercise any vested stock options he or she then holds. The period varies according to the reasons for termination.

        Restricted shares are shares awarded to an officer or other employee subject to restrictions, such as vesting restrictions or performance-based restrictions. Until the restrictions lapse, the officer or employee holding an award of restricted stock risks forfeiture of the grant and he or she cannot transfer the shares subject to a restricted stock grant until the restrictions lapse. Up to 5% of our issued and outstanding common shares may be issued pursuant to awards under the plan. As of December 31, 2002, we had granted 3,058,472 stock options, 74,500 restricted stock awards and 459,724 performance-based restricted stock awards under the plan.

  Non-Transferability of Awards; Adjustments Upon Merger or Change of Control

        Some restrictions apply to awards made under the plan. Awards are not transferable by the officer or other employee except in very limited circumstances and any shares received in connection with an award made under the plan may be subject to trading restrictions. Also, the committee has the right to modify the terms of the plan and any award granted under the plan if we engage in a merger or amalgamation transaction or any corporate reorganization process.

  C. Board practices.

        Our board of directors consists of eleven directors. The board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting of shareholders. Messrs. Born, Caraballo, de La Tour d'Auvergne Lauraguais and Engels are our Class I directors, and their term expires in 2004. Messrs. Coppinger, Braun Saint and Weisser are our Class II directors, and their term expires in 2003. All of our Class II directors have been nominated to stand for reelection at our 2003 annual general meeting. Messrs. Bachrach, Boilini, Bulkin and Hatfield are our Class III directors, and their term expires in 2005.

Committees of our Board of Directors

        Our bye-laws give our board of directors the authority to delegate its powers to a committee appointed by the board. All of our committees are composed solely of directors. Our committees are required to conduct meetings and take action in accordance with the directions of the board, the provisions of our bye-laws and the terms of the respective committee charters. We have five standing committees: the audit committee, the compensation committee, the nominations committee, the finance and risk management committee and the corporate governance committee. Our committee charters were amended in March 2003 to reflect proposed New York Stock Exchange rules and other legal requirements. Copies of our committee charters, corporate governance guidelines and code of ethics are available on our website and from us upon request.

  Audit Committee

        Our audit committee, among other duties, is responsible for making recommendations to the board and our shareholders about the selection of independent auditors, reviewing the scope of the audit and other services provided by our independent auditors and monitoring our internal controls. In 2002, the members of our audit committee were Messrs. Bachrach, Boilini, Coppinger, de La Tour d'Auvergne Lauraguais and Braun Saint. As of our 2003 annual general meeting, our audit committee members will be Messrs. Boilini, de La Tour d'Auvergne Lauraguais, Engels and Braun Saint.

  Compensation Committee

        Our compensation committee reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding equity-based compensation to our executive officers and other employees under our employee equity incentive plan. The committee also has the discretion to interpret the terms of the plan, to amend the plan and take all other actions necessary to administer the plan in our best interests. In 2002, the members of our compensation committee were Messrs. Bachrach, Bulkin, Coppinger and Hatfield. As of our 2003 annual general meeting, our compensation committee members will be Messrs. Bachrach, Bulkin, Caraballo, Coppinger and Hatfield.

  Nominations Committee

        Our nominations committee considers and makes recommendations to the board concerning the proposal of candidates for election as directors. In 2002, the members of our nominations committee were Messrs. Born, Bulkin and Caraballo. As of our 2003 annual general meeting, our nominations committee members will be Messrs. Bachrach, Bulkin, Coppinger and Braun Saint.

  Finance and Risk Management Committee

        Our finance and risk management committee is responsible for reviewing and updating our risk management policies and risk limits on a periodic basis and advising the board on financial and risk management practices. In 2002 and after our 2003 annual general meeting, the members of our finance and risk management committee will be Messrs. Boilini, Born, de La Tour d'Auvergne Lauraguais and Engels.

  Corporate Governance Committee

        Our corporate governance committee is responsible for monitoring significant developments in the law and practice of corporate governance and the duties and responsibilities of directors of public companies, leading the board in its annual performance evaluation and developing, recommending and administering our corporate governance guidelines and code of ethics. We formed our corporate governance committee in March 2003. The members of our corporate governance committee are Messrs. Born, Caraballo, Coppinger, Engels and Hatfield.

Corporate Governance Guidelines and Code of Ethics

        In March 2003, we adopted corporate governance guidelines to reflect proposed New York Stock Exchange rules and other legal requirements associated with corporate governance. Our corporate governance guidelines set forth our corporate governance objectives and policies.

        We also amended our code of ethics in March 2003 to reflect SEC rules and proposed New York Stock Exchange rules. Our code of ethics applies to our directors, officers and employees worldwide, including our senior financial officers. A copy of our code of ethics is filed as an exhibit to this annual report.

  D. Employees.

        The following tables indicate the distribution of our employees by business division and geographic region as of the dates indicated. Numbers for 2002 include Cereol employees.

Employees by Business Division

	As of December 31,
	2002	2001	2000
Agribusiness	7,736	4,508	4,243
Fertilizer	6,114	5,796	5,994
Food products	10,357	7,056	7,861
Total	24,207	17,360	18,098

Employees by Geographic Region

	As of December 31,
	2002	2001	2000
North America	5,369	3,339	3,250
South America	14,533	13,830	14,784
Europe	3,993	132	38
Asia/Pacific	312	59	26
Total	24,207	17,360	18,098

        Many of our employees are represented by labor unions, and their employment is governed by collective bargaining agreements. In general, we consider our employee relations to be good.

  E. Share ownership.

        The following table sets forth information regarding the beneficial ownership of our common shares by each member of our board of directors and executive officers as of March 15, 2003. As of December 31, 2002, the average exercise price of options granted to our directors and executive officers was $18.26 and the average exercise period of such options was 10 years.

	Shares Beneficially Owned
Name of Beneficial Owner
	Number(1)	Percentage
Alberto Weisser	275,900	*
Jorge Born, Jr.	23,400	*
Ernest G. Bachrach	23,400	*
Enrique H. Boilini	23,400	*
Michael H. Bulkin	23,400	*
Octavio Caraballo(2)	295,361	*
Francis Coppinger(3)	741,042	*
Bernard de La Tour d'Auvergne Lauraguais(4)	223,324	*
William Engels	7,200	*
Paul H. Hatfield	16,200	*
Carlos Braun Saint	23,400	*
Mario A. Barbosa Neto	95,105	*
Andrew J. Burke	0	*
Archibald Gwathmey	40,226	*
João Fernando Kfouri	13,334	*
Flavio Sá Carvalho	77,886	*
William M. Wells	50,150	*

*
Less than 1%
(1)
Common share amounts include stock options or restricted stock awards that have vested or will vest within 60 days of March 15, 2003.
(2)
Includes 267,497 common shares held directly, 23,400 vested stock options, and 4,464 common shares held by his wife, as to which he disclaims beneficial ownership.
(3)
Includes 23,400 vested stock options, 2,563 common shares held by his wife and 715,079 common shares held by a company owned by his wife. Mr. Coppinger shares voting and investment power with his wife over these securities.
(4)
Includes 199,921 common shares held directly, 23,400 vested stock options and 3 common shares held by his wife, as to which he disclaims beneficial ownership.

Item 7. Major Shareholders and Related Party Transactions

  A. Major shareholders.

        The following table sets forth information with respect to the beneficial ownership of our common shares for each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares. All holders of our common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. The voting rights attached to common shares held by our major shareholders do not differ from those that attach to common shares held by any other holder. To our knowledge, 45,099,414 of our common shares were held by 53 record holders in the United States as of December 31, 2002.

	Shares Beneficially Owned
Name of Beneficial Owner
	Number	Percent(1)
Wellington Management Company, LLP(2)	7,686,510	7.73%
Franklin Resources, Inc.(3)	7,493,761	7.53%
Charles B. Johnson(3)	7,493,761	7.53%
Rupert H. Johnson, Jr.(3)	7,493,761	7.53%

(1)
Based on an estimated 99,493,666 shares outstanding as of March 27, 2003.

(2)
Based on information filed by Wellington Management Company, LLP with the SEC on Schedule 13G on February 12, 2003. Based on the Schedule 13G, Wellington Management Company, LLP, in its capacity as investment advisor, may be deemed to beneficially own 7,686,510 common shares that are held of record by its clients.

(3)
Based on information filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisers, Inc. with the SEC on Schedule 13G on February 12, 2003. Based on the Schedule 13G, Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed to share beneficial ownership of the 7,493,761 shares with Franklin Resources, Inc. by virtue of each owning in excess of 10% of the outstanding common stock of Franklin Resources, Inc. Franklin Resources, Inc. is a parent holding company and our common shares are held by certain of its investment advisory subsidiaries. These investment advisory subsidiaries have the following holdings: Franklin Advisers, Inc. has the sole power to direct the vote of and dispose of 5,015,794 of such shares; Franklin Advisory Services, LLC has the sole power to direct the vote of and dispose of 1,974,500 of such shares; Franklin Private Client Group, Inc. has the sole power to dispose of 482,167 of such shares; and Fiduciary Trust Company International has the sole power to direct the vote of and dispose of 21,300 of such shares. Based on the Schedule 13G, each of Franklin Resources, Inc., its investment advisory subsidiaries, Mr. Charles Johnson and Mr. Rupert Johnson disclaim any economic interest or beneficial ownership of our common shares.

  B. Related party transactions.

Financing Transactions and Capital Contributions

        We guarantee all of the intercompany loans that are held as assets of our master trust facility. We have also provided guarantees for the payment of long-term loans by our Argentine joint ventures. As of December 31, 2002, these guarantees totaled approximately $22 million.

        In 2000, Mutual Investment contributed $126 million of capital to us in the form of a long-term secured note. The amount outstanding under the note was $55 million as of December 31, 2002 and $76 million as of December 31, 2001. The note bears interest at a rate equal to our cost of funds during each respective interest period. In March 2003, we agreed to extend the term of the loan agreement by one year. The extension was approved by members of our board who are not directors of Mutual Investment.

Corporate and Administrative Services

        Prior to our initial public offering, Mutual Investment allocated some general corporate overhead costs to us. The corporate overhead costs allocated to us were $22 million in 2000. We believe that the allocation of these costs to us were not materially different from the actual expenses we would have incurred as a stand-alone entity.

        We have entered into an administrative services agreement with Mutual Investment under which we provide corporate and administrative services to Mutual Investment, including financial, legal, tax, accounting, human resources administration, insurance, employee benefits plans administration, corporate communication and management information system services. The agreement has a quarterly term that is automatically renewable unless terminated by either party. Mutual Investment will pay us for the services rendered on a quarterly basis based on our direct and indirect costs of providing the services.

Product Sales

        We sell soybean meal and fertilizer products at market prices to Seara Alimentos S.A., a subsidiary of Mutual Investment engaged in meat and poultry production. The amounts of these sales were $4 million in 2002, $12 million in 2001 and $20 million in 2000.

Alliance with DuPont

        In connection with our proposed joint venture with DuPont, we will receive approximately $260 million in cash. This payment will be funded by joint venture debt. See "Item 4. Information on the Company—History and development of the company— Recent Developments" for a discussion of this transaction.

  C. Interests of experts and counsel.

        Not applicable.

Item 8. Financial Information

  A. Consolidated statements and other financial information.

        See Item 18 for our audited consolidated financial statements. In accordance with Rule 3-05 of Regulation S-X, we have also provided in this report Cereol's consolidated financial statements for the relevant periods. Cereol's consolidated financial statements are presented in euros and prepared in accordance with French GAAP. A discussion of the significant differences between French GAAP and U.S. GAAP and a reconciliation of certain items to U.S. GAAP can be found in Notes 30, 31 and 32 to Cereol's consolidated financial statements.

Export Sales

        Our consolidated export sales were $8,370 million in 2002, $5,126 million in 2001 and $4,000 million in 2000. Our export sales volumes were 57.0 million metric tons in 2002, 38.2 million metric tons in 2001 and 28.8 million metric tons in 2001, representing 63%, 53% and 48% of our total sales volumes during these years, respectively.

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

        We are subject to pending tax claims by Brazilian federal, state and local tax authorities, numbering approximately 746 individual cases. As of December 31, 2002, these claims represented in the aggregate approximately $232 million and averaged approximately $311,000 per claim. The Brazilian tax claims relate to income tax claims, value added tax claims and sales tax claims. The determination of the manner in which various Brazilian federal, state and municipal taxes apply to our operations is subject to varying interpretations arising from the complex nature of Brazilian tax laws and changes in those laws. In addition, we have approximately 363 individual claims pending against Brazilian federal, state and local tax authorities to recover taxes previously paid by us. As of December 31, 2002, these claims represented in the aggregate approximately $247 million and averaged approximately $680,000 per claim.

        We are also party to a number of labor claims relating to our Brazilian operations. Court rulings under labor laws in Brazil have historically ruled in favor of the employee-plaintiff. We have reserved $54 million as of December 31, 2002 in respect of these claims. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

        Cereol is subject to a claim by McCormick & Company Inc. and McCormick France SAS for €155 million resulting from the August 2000 sale of Ducros and its subsidiaries to McCormick France SAS. The McCormick companies are asserting the claim in connection with the price adjustment provision in the sale agreement governing the transaction. Cereol is vigorously contesting the claim, which is in a preliminary stage of arbitration. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount less than €77 million, we will pay to all former Cereol shareholders an additional purchase price of up to €3 per share, or a total of €77 million. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount equal to or greater than €77 million, shareholders will not receive any additional purchase price. If the Ducros dispute is resolved after October 15, 2005, all former Cereol shareholders other than Edison will receive an additional purchase price of €3 per share, and Edison will receive up to €3 per share, or a total of €42 million, depending on the outcome. Regardless of the outcome or its timing, we are entitled to be indemnified by Edison for any amount that exceeds €77 million.

        In addition, Cereol is involved in arbitration with its former partner over the final purchase price of Oleina Holding and related issues. Cereol purchased the 49% of Oleina it did not already own from its joint venture partner for $27 million in February 2002. The final purchase price is subject to adjustments, and may be higher or lower than $27 million depending upon the outcome of the dispute. This arbitration is in a very early stage of the process, and the likely outcome is not known at this time. We are entitled to be indemnified by Edison if the final purchase price exceeds $39 million.

        Some employees of Lesieur at two of its former facilities in France have made claims for disability pensions from the French social security administration relating to illnesses potentially connected to asbestos exposure at the facilities. Lesieur is not named as a party to these claims. In addition, three cases have been filed against Lesieur before the French social security courts by former employees or their heirs to determine the extent of Lesieur's liability, if any, for asbestos exposure. In addition, one case has been filed against Cereol in Italy by the heirs of a former employee. The merits of that case are under consideration by the judge. We are unable to predict the outcome of this proceeding or to predict whether additional claims will be filed in France, Italy or other European countries where our facilities are located. While it is difficult to assess the potential liability for these claims, we do not expect that any liability would have a material adverse effect on our financial results or business.

        We have not yet received approval from the Brazilian antitrust commission for our acquisition of Manah. In April 2001, an office of the Brazilian Ministry of Finance issued a non-binding advisory opinion recommending approval of the Manah acquisition subject to the divestiture of one of our existing phosphate facilities or Manah's equity interest in Fertifós. In October 2002, an office of the

Brazilian Ministry of Justice issued a non-binding advisory opinion recommending to the Brazilian antitrust commission that Manah divests of its interest in Fertifós. Both opinions were based upon a finding of potential anticompetitive effects in the central region of Brazil. In addition to the opinions of the offices of the Ministries of Finance and Justice, Brazilian law provides for the issuance of a non-binding opinion from the Attorney General of the Brazilian antitrust commission before the commission issues its final decision. The timing of the process is uncertain.

        The Brazilian securities commission is investigating Ceval Alimentos and its former and current management for possible non-compliance with Brazilian accounting rules that occurred prior to our acquisition in 1997. The investigation was initiated by minority shareholders of Ceval Alimentos after we, pursuant to applicable Brazilian accounting regulations, reduced the company's corporate capital after acquiring Ceval Alimentos. We renamed the company Bunge Alimentos after the acquisition.

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

        We paid quarterly dividends of $0.095 per share in the first three quarters of 2002 and $0.10 per share in the fourth quarter of 2002. In addition, we paid a regular quarterly cash dividend of $0.10 per share on February 28, 2003 to shareholders of record on February 14, 2003. On March 17, 2003, we announced that we will pay a regular quarterly cash dividend of $0.10 per share on May 30, 2003 to shareholders of record on May 15, 2003.

  B. Significant changes.

        A discussion of the significant changes in our business since December 31, 2002 can be found under "Item 4. Information on the Company—History and development of the company—Recent Developments."

Item 9. The Offer and Listing

  A. Offer and listing details.

        The following table sets forth, for the periods indicated, the high and low closing prices of our common shares, as reported on the New York Stock Exchange.

	High	Low
2001
Third quarter (from August 2, 2001)	$18.25	$15.85
Fourth quarter	$24.15	$15.95
2002
First quarter	$24.00	$18.60
Second quarter	$23.88	$19.65
Third quarter	$24.20	$17.79
Fourth quarter	$26.00	$21.77
2003
January	$23.90	$27.30
February	$25.06	$26.21
March (through March 28)	$25.55	$24.41

  B. Plan of distribution.

        Not applicable.

  C. Markets.

        Our common shares have been listed on the New York Stock Exchange under the symbol "BG" since our initial public offering in August 2001. Prior to that time, there was no public market for our common shares.

  D. Selling shareholders.

        Not applicable.

  E. Dilution.

        Not applicable.

  F. Expenses of the issue.

        Not applicable.

Item 10. Additional Information

  A. Share capital.

        Not applicable.

  B. Memorandum and articles of association.

        For certain information about our memorandum of association, the rights, preferences and restrictions attaching to our shares and our bye-laws, please see "Description of Share Capital" in our Registration Statement on Form F-1 (Registration No. 333-81322), filed with the Securities and Exchange Commission on March 8, 2002.

        At our 2002 annual general meeting, our shareholders voted to amend our Bye-law 46 to permit the appointment of proxies by telephone, electronic or other means, including the Internet. Bye-law 46 was also amended to permit us to specify in our proxy statement the date by which appointments of proxies must be received and to permit the chairman of a general meeting to determine the validity of any appointment of proxies. No other amendments were made to our bye-laws. A copy of our bye-laws, as amended and restated, is filed as an exhibit to this annual report.

  C. Material contracts.

        We have not entered into any material contracts outside the normal course of our business. In connection with our acquisition of Cereol, we entered into a purchase agreement that contained representations and warranties, conditions and indemnities typical of that type of agreement. The acquisition was completed in October 2002 and is reflected in our 2002 consolidated financial statements. In connection with our proposed joint venture with DuPont, we expect to sign definitive agreements shortly and that the joint venture will begin operations in April 2003.

  D. Exchange controls.

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

        The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

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

  E. Taxation.

Bermuda Tax Consequences

        The following discussion is the opinion of Conyers Dill & Pearman, our special Bermuda tax counsel. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

United States Federal Income Tax Consequences

        The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common shares by a U.S. Holder (as defined below). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings of the Internal Revenue Code ("IRS") and court decisions as currently in effect. Such authorities are subject to change or repeal, possibly on a retroactive basis.

        This discussion does not contain a full description of all tax considerations that may be relevant to ownership of our common shares or a decision to purchase such shares. In particular, the discussion is directed only to U.S. Holders that will hold our common shares as capital assets and whose functional currency is the U.S. dollar. Furthermore, the discussion does not address the U.S. federal income tax treatment of holders that are subject to special tax rules such as banks and other financial institutions, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and any holders of ten percent or more of our common shares. The discussion also does not consider any state, local or non-U.S. tax considerations, other than the Bermuda tax consequences discussed above, and does not cover any aspect of U.S. federal tax law other than income taxation.

        A "U.S. Holder" is a beneficial owner of our common shares who is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or a state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust subject to primary supervision of a U.S. court and the control of one or more U.S. persons. A Foreign Holder is holder that is not a U.S. Holder.

  Distributions

        A distribution of cash or property received by a United States Holder in respect of our common shares generally will be considered a taxable dividend to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). In the event that a distribution exceeds the amount of such current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in our shares, and thereafter as capital gain.

        The gross amount of any taxable dividend will be subject to U.S. federal income tax as ordinary dividend income and will not be eligible for the corporate dividends-received deduction. For foreign tax credit purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute "passive income" or in the case of certain United States Holders "financial services income." Taxable dividends paid in a currency other than the United States dollar will be included in the gross income of the United States Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the United States Holder receives the dividend, regardless of whether such currency is actually converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the foreign currency will be ordinary income or loss. United States Holders are urged to consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

  Dispositions

        Upon a sale or other taxable disposition of our common shares, a United States Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the adjusted tax basis of such United States Holder in our common shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if our common shares are held by the United States Holder for more than one year at the time of disposition. Certain non-corporate United States Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to certain limitations under the Code. Any gain or loss recognized on a sale or other taxable disposition of our common shares generally will be treated as derived from U.S. sources for U.S. federal income tax purposes.

  Passive Foreign Investment Company Status

        Special U.S. federal income tax rules apply to United States Holders owning shares of a "passive foreign investment company" (a "PFIC") directly or indirectly (including by holding an option to acquire shares of a PFIC). For this purpose, debt securities that are convertible into our common shares may be treated as an option to acquire our common shares.

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

        For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions, other than gains derived from "qualified active sales" of commodities and "qualified hedging transactions" involving commodities, within the meaning of applicable Treasury regulations (the "Commodity Exception"). Based on certain estimates of our gross income and gross assets available as of the date of this annual report and relying on the Commodity Exception, we do not believe that we are currently a PFIC. However, since PFIC status will be determined by us on an annual basis and depends upon the composition of our income and assets (including, among others, less than 25% owned equity investments), and the nature of our activities (including our ability to qualify for the Commodity Exception and similar exceptions), from time to time, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding any U.S. federal income tax characterization of us as a PFIC.

        If we are treated as a PFIC for any taxable year during which a United States Holder held our common shares, certain adverse consequences could apply to the United States Holder (see discussion below). For this reason, if we are treated as a PFIC for any taxable year, a United States Holder of our common shares may desire to make an election to treat us as a "qualified electing fund" (a "QEF") with respect to such United States Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder's U.S. federal income tax return for the first taxable year in which our common shares are held by such United States Holder and we are treated as a PFIC.

        If a timely QEF election is made, the electing United States Holder will be required to annually include in gross income (i) as ordinary income, a pro rata share of our ordinary earnings, and (ii) as long-term capital gain, a pro rata share of our net capital gain in either case, whether or not distributed by us. An electing United States Holder that is a corporation will not be eligible for the dividends-received deduction in respect of such income or gain. In addition, in the event that we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. Holder, and may not be carried forward or back in computing our ordinary earnings and net capital gain in other taxable years.

        In certain cases in which a QEF does not distribute all of its earnings in a taxable year, electing United States Holders may also be permitted to elect to defer the payment of some or all of their U.S. federal income taxes on the QEF's undistributed earnings, subject to an interest charge on the deferred tax amount.

        If we are treated as a PFIC for any taxable year during which a U.S. Holder held our common shares, we will provide to a U.S. Holder, upon written request, all information and documentation that the United States Holder is required to obtain in connection with its making a QEF election for U.S. federal income tax purposes.

        In general, if a United States holder of our common shares fails to make a timely QEF election (or market-to-market election, see discussion below) for any taxable year that we are treated as a PFIC, the U.S. federal income tax consequences to such U.S. Holder will be determined under the so-called "interest charge" regime. Under such regime, (i) any gain derived from the disposition of PFIC stock (possibly including a gift, exchange in a corporate reorganization or grant as security for a loan), as well as any "excess distribution" that is received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years and the U.S. Holders holding period for the stock), would be treated as ordinary income that was earned ratably over each day in the United States Holder's holding period for the PFIC stock, (ii) the portion of such gain or distribution that is allocable to prior taxable years, other than any year before we became a PFIC, would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the United States Holder, and (iii) an interest charge would be imposed on the resulting U.S. federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before we became a PFIC. In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of an individual United States Holder.

        IN MANY CASES, APPLICATION OF THE INTEREST CHARGE REGIME WILL HAVE SUBSTANTIALLY MORE ONEROUS U.S. FEDERAL INCOME TAX CONSEQUENCES THAN WOULD RESULT TO A UNITED STATES HOLDER IF A TIMELY QEF ELECTION IS MADE. ACCORDINGLY, IF WE ARE TREATED AS A PFIC FOR ANY TAXABLE YEAR, U.S. HOLDERS OF OUR COMMON SHARES ARE URGED TO CONSIDER CAREFULLY WHETHER TO MAKE A QEF ELECTION, AND THE CONSEQUENCES OF NOT MAKING SUCH AN ELECTION, WITH RESPECT TO AN INVESTMENT IN OUR COMMON SHARES.

        As an alternative to the QEF election, and in lieu of being subject to the excess distribution rules discussed above, a United States Holder of "marketable stock" in a PFIC may make a "mark-to-market" election, provided the PFIC stock is regularly traded on a "qualified exchange." Under applicable Treasury regulations, a "qualified exchange" included a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Currently, our common shares are traded on the New York Stock Exchange, which is a "qualified exchange." Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock in a PFIC.

        If the mark-to-market election is made, the electing United States Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its tax adjusted basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of PFIC.

  Backup Withholding and Information Reporting

        Information reporting requirements will apply to a United States Holder with respect to distributions by us, or to the proceeds of a sale or redemption of our shares. In addition, under the backup withholding rules, we or any paying agent may be required to withhold tax from any such payment if a United States Holder fails to furnish his or her correct TIN, to certify that such United States Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain United States Holders (including, among others, corporations) are exempt from the backup withholding requirements. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such United States Holder to receive a refund provided that the required information is furnished to the IRS.

Foreign Holders

  Distributions

        Payment of dividends generally will not be taxable to Foreign Holders unless our common shares are effectively connected with such Foreign Holder's U.S. trade or business.

  Sales and Other Taxable Dispositions

        In general, a Foreign Holder will not be subject to U.S. federal income tax on any gain recognized on the sale of our common shares, unless

    •
    such Foreign Holder is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met; or

    •
    the gain is effectively connected with the conduct of a U.S. trade or business of the Foreign Holder (or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Foreign Holder).

  F. Dividends and paying agents.

        Not applicable.

  G. Statements by experts.

        Not applicable.

  H. Documents on display.

        The documents referred to in this annual report can be read at the SEC's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access our filings.

  I. Subsidiary information.

        Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

        As a result of our global operating and financing activities, we are exposed to changes in agricultural commodity prices, foreign currency exchange rates and interest rates, which may affect our results of operations and financial position. We use derivative financial instruments for the purpose of minimizing the risks and/or costs associated with fluctuations in commodity prices and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, those fluctuations are generally offset by the value of the underlying exposures being hedged. The counterparties to these contractual arrangements are primarily major financial institutions or, in the case of commodity futures and options, a commodity exchange. As a result, credit risk arising from these contracts is not significant and we do not anticipate any significant losses. We do not expect the net cash requirements arising from our risk management activities to be material. Our finance and risk management committee supervises, reviews and periodically revises our overall risk management policies and risk limits. We only enter into derivatives that are related to our inherent business and financial exposure as a global agribusiness company.

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

        The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted average futures prices for the period. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

	Year Ended December 31,
	2002		2001
(US$ in millions)	Fair Value	Market Risk	Fair Value	Market Risk
Highest long position	$529	$53	$209	$21
Highest short position	(10)	(1)	(77)	(8)
Average long position	$162	$16	$138	$14

        The change in fair value of the average daily position as of December 31, 2002 from the year ended December 31, 2001 was principally a result of the October 2002 acquisition of Cereol.

Currency Risk

        Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swaps, forwards and option contracts to hedge currency exposures.

        When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Permanently invested intercompany loans will not be repaid and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive loss. The balance of permanently invested intercompany borrowings was $699 million as of December 31, 2002 and $595 million as of December 31, 2001. Included in other comprehensive income (loss) are exchange losses related to permanently invested intercompany loans of $215 million in the year ended December 31, 2002 and $112 million in the year ended December 31, 2001.

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

	As of December 31,
(US$ in millions)
	2002	2001
Brazilian Operations:
Net currency short position, from financial instruments, including derivatives	$(843)	$(511)
Market risk	(84)	(51)
Agricultural commodities inventories	870	401
Net currency long (short) position, less agricultural commodities inventories	27	(110)
Market risk	$3	$(11)
Argentine Operations:
Net currency long (short) position, from financial instruments, including derivatives	$112	$(48)
Market risk	11	(5)
Agricultural commodities inventories	38	93
Net currency long position, less agricultural commodities inventories	150	45
Market risk	$15	$5

        The change in our Brazilian and Argentine net currency positions as of December 31, 2002 from December 31, 2001 is primarily due to our continuing efforts to minimize our foreign currency exposures, and reflects the impact of our increase in our permanently invested intercompany loans. In addition, our Brazilian net currency position decreased due to the increase in agricultural commodities inventories.

        In anticipation of acquiring euro-denominated debt in connection with the Cereol acquisition, we entered into a foreign currency forward contract with a notional value of €200 million. This contract represented an economic hedge against the purchase price for the Cereol acquisition. This contract was settled on October 11, 2002 for a gain of $4 million and was recognized as a component of non-operating income (loss)-net in 2002.

Interest Rate Risk

        The fair value of our long-term debt is estimated below using discounted future cash flows based on our current borrowing arrangements. Market risk is estimated as the potential change in fair value resulting from a hypothetical one percentage point change in interest rates.

	As of December 31,
(US$in millions)
	2002	2001
Fair value of long-term debt, including current portion	$2,221	$1,015
Excess (deficit) of carrying value over fair value	(68)	(5)
Market risk	$129	$15

        The increase in fair value of long-term debt in 2002 over 2001 was due to the acquisition of Cereol.

        In addition, our long-term debt portfolio includes variable rate debt with a carrying value of $658 million at December 31, 2002. A potential change of one percentage point in our variable rate debt would have a $7 million effect on our interest expense.

Item 12. Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        Within the 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Exchange Act Rule 13a-14. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to Bunge (including our consolidated subsidiaries) required to be included in our SEC filings.

        There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out this evaluation.

Item 16A. Audit Committee Financial Expert

        Not yet applicable.

Item 16B. Code of Ethics

        We amended our code of ethics in March 2003 to reflect SEC rules and proposed New York Stock Exchange rules. Our code of ethics applies to our directors, officers and employees worldwide, including our senior financial officers. A copy of our code of ethics is filed as an exhibit to this annual report.

PART III

Item 17. Financial Statements

        We have responded to Item 18. in lieu of responding to this item.

Item 18. Financial Statements

        The following financial statements and accompanying notes to the financial statements and reports of accountants are filed as part of this annual report:

Item 19. Exhibits

Exhibit Number	Description
1.1	Memorandum of Association (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
1.2	Bye-laws, as amended and restated May 31, 2003
2.1	Form of Common Share Certificate (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
2.2	Shareholder Rights Plan dated as of August 1, 2001 (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
2.3
The instruments defining the rights of holders of the long-term debt securities of Bunge and its subsidiaries are omitted pursuant to Section 2(b)(i) of the Instructions as to Exhibits of Form 20-F. Bunge hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.
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
4.4	Loan Agreement dated May 17, 2001 between Bunge Limited and Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
4.5	Security Agreement dated May 17, 2001 between Bunge Limited and Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
4.6
Second Amended and Restated Series 2000-1 Supplement, dated as of February 26, 2002, between Bunge Funding Inc, Bunge Management Services, Inc., as Servicer, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International", New York branch, as Letter of Credit Agent, JPMorgan Chase Bank, as Administrative Agent, The Bank of New York, as Collateral Agent and Trustee, and Bunge Asset Funding Corp., as Series 2000-1 Purchaser, amending and restating the First Amended and Restated Series 2000-1 Supplement, dated July 12, 2001 (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
4.7
First Amendment to Loan Agreement, dated as of October 16, 2001, and effective as of September 27, 2001, between Bunge Limited and Bunge International Limited, amending the Loan Agreement, dated May 17, 2001, which is filed as Exhibit 4.4 hereto (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)

4.8
First Amended and Restated Revolving Credit Agreement, dated as of September 6, 2002, among Bunge Limited Finance Corp., as Borrower, the several lenders from time to time parties thereto, Credit Lyonnais Chicago Branch, as Co-Syndication Agent, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International," New York Branch, as Co-Syndication Agent and JPMorgan Chase Bank, as Administrative Agent
4.9	Revolving Credit Facility, dated October 15, 2002, among Cereol S.A., as Borrower, BNP Paribas, CCF, Société Générale, the banks referred to therein and BNP Paribas, as Facility Agent
4.10
Second Amendment to Loan Agreement, dated and effective as of March 17, 2003, between Bunge Limited and Bunge International Limited, amending the Loan Agreement dated May 17, 2001, which is filed as Exhibit 4.4 hereto
8.1	Subsidiaries of the Registrant
11.1	Code of Ethics of Bunge Limited, as amended and restated March 14, 2003
12.1	Certifications of Bunge Limited's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
12.2	Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Bunge Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Bunge Limited and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Bunge Limited and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, effective January 1, 2002 the Company changed its method of accounting for goodwill and certain intangible assets to conform to Statement of Financial Accounting Standards No. 142 and changed its method of accounting for asset retirement obligations to conform to Statement of Financial Accounting Standards No. 143.

/s/ DELOITTE & TOUCHE LLP
New York, New York
February 21, 2003
(except Note 29, dated March 17, 2003)

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(United States Dollars in Millions, except share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$470	$199
Trade accounts receivable (less allowance of $80 and $63) (Note 14)	1,168	881
Inventories (Note 4)	2,407	1,368
Recoverable taxes, net	79	75
Deferred income taxes	87	84
Other current assets (Note 5)	1,238	677

Total current assets	5,449	3,284

Property, plant and equipment, net (Note 6)	2,056	1,669
Goodwill (Notes 7 and 8)	239	163
Investments in affiliates	52	29
Deferred income taxes	256	100
Other non-current assets	297	198

Total assets	$8,349	$5,443

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt (Note 12)	$1,250	$803
Current portion of long-term debt (Note 13)	249	180
Trade accounts payable	1,271	775
Other current liabilities (Note 9)	1,024	588

Total current liabilities	3,794	2,346

Long-term debt (Note 13)	1,904	830
Deferred income taxes	253	126
Other non-current liabilities	431	272
Commitments and contingencies (Note 17)
Minority interest in subsidiaries (Note 18)	495	493
Shareholders' equity:
Common shares, par value $.01; authorized — 240,000,000 shares; issued and outstanding: 2002—99,332,233 shares, 2001—83,155,100 shares (Note 19)	1	1
Additional paid-in capital	1,999	1,706
Receivable from former shareholder (Note 16)	(55)	(76)
Retained earnings	653	435
Accumulated other comprehensive loss	(1,126)	(690)

Total shareholders' equity	1,472	1,376

Total liabilities and shareholders' equity	$8,349	$5,443

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(United States Dollars in Millions, except per share data)

	Year Ended December 31,
	2002	2001	2000
Net sales	$14,074	$11,484	$9,667
Cost of goods sold (Notes 8 and 23)	12,743	10,521	8,984

Gross profit	1,331	963	683
Selling, general and administrative expenses	592	436	387

Income from operations	739	527	296
Non-operating income (expense)-net (Note 24)	(255)	(263)	(225)

Income from continuing operations before income tax and minority interest	484	264	71
Income tax expense	(104)	(68)	(12)

Income from continuing operations before minority interest	380	196	59
Minority interest	(102)	(72)	(37)

Income from continuing operations	278	124	22
Discontinued operations, net of tax of $0 (2001), $1 (2000) (Note 3)	—	3	(10)

Income before cumulative effect of change in accounting principles	278	127	12
Cumulative effect of change in accounting principles, net of tax of $6 (2002), $4 (2001) (Note 7)	(23)	7	—

Net income	$255	$134	$12

Earnings per common share (Note 20):
Basic
Income from continuing operations	$2.90	$1.73	$.34
Discontinued operations	—	.04	(.15)
Cumulative effect of change in accounting principles	(.24)	.10	—

Net income per share	$2.66	$1.87	$.19

Diluted
Income from continuing operations	$2.88	$1.72	$.34
Discontinued operations	—	.04	(.15)
Cumulative effect of change in accounting principles	(.24)	.10	—

Net income per share	$2.64	$1.86	$.19

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States Dollars in Millions)

	Year Ended December 31,
	2002	2001	2000
OPERATING ACTIVITIES
Net income	$255	$134	$12
Adjustment to reconcile net income to cash provided by (used for) operating activities:
Unrealized foreign exchange loss (gain)	126	10	(16)
Bad debt expense	37	24	7
Provision for recoverable taxes	44	20	—
Depreciation, depletion and amortization	171	167	149
Deferred income taxes	(4)	(11)	(17)
Discontinued operations	—	(3)	10
Minority interest	102	72	37
Other—net	18	11	28
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade accounts receivable	(114)	(127)	(336)
Inventories	(728)	(303)	(311)
Recoverable taxes	(106)	134	(72)
Trade accounts payable	469	18	(6)
Other—net	(140)	63	(6)

Cash provided by (used for) operating activities	130	209	(521)
INVESTING ACTIVITIES
Payments made for capital expenditures	(242)	(230)	(184)
Proceeds from disposal of property, plant and equipment	9	9	7
Business acquisitions, net of cash acquired	(856)	(13)	(78)
Investments in affiliate	—	(4)	(2)
Proceeds from sale of investment	16	—	—
Proceeds from sale of discontinued operations	—	59	—
Repayments of related party loans	—	—	166

Cash used for investing activities	(1,073)	(179)	(91)
FINANCING ACTIVITIES
Net change in short-term debt	(185)	(316)	612
Proceeds from long-term debt	1,937	121	389
Repayment of long-term debt	(706)	(323)	(447)
Proceeds from sale of common shares	293	278	—
Net proceeds from issuance of redeemable preferred stock by subsidiary	—	—	163
Dividends paid to shareholders	(37)	(8)	—
Dividends paid to minority interest	(28)	(26)	(18)
Proceeds from receivable from former shareholder	21	50	—
Capital contributions from minority interest	—	—	10

Cash provided by (used for) financing activities	1,295	(224)	709
Effect of exchange rate changes on cash and cash equivalents	(81)	(30)	(37)

Net increase (decrease) in cash and cash equivalents	271	(224)	60
Cash and cash equivalents, beginning of period	199	423	363

Cash and cash equivalents, end of period	$470	$199	$423

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(United States Dollars in Millions, except per share data)

						Accumulated Other Comprehensive Income (Loss) (Note 19)
	Common Shares
			Additional Paid-in Capital	Receivable from Former Shareholder	Retained Earnings		Total Shareholders' Equity	Comprehensive Income (Loss)
	Shares	Amount
Balances, January 1, 2000	64,380,000	$1	$1,302	$—	$297	$(403)	$1,197
Comprehensive income - 2001:
Net income	—	—	—	—	12	—	12	$12
Other comprehensive income (loss):
Foreign exchange translation adjustment	—	—	—	—	—	(70)	—	(70)

Total comprehensive income (loss)	—	—	—	—	—	(70)	(70)	$(58)

Capital contribution	—	—	126	(126)	—	—	—

Balances, December 31, 2000	64,380,000	1	1,428	(126)	309	(473)	1,139
Comprehensive income — 2001:
Net income	—	—	—	—	134	—	134	$134
Other comprehensive income (loss):
Foreign exchange translation adjustment	—	—	—	—	—	(222)	—	(222)
Cumulative effect of a change in accounting principle, net of tax benefit of $2	—	—	—	—	—	(3)	—	(3)
Unrealized gain on commodity futures, net of tax of $7	—	—	—	—	—	12	—	12
Reclassification of realized gains to net income, net of tax of $3	—	—	—	—	—	(4)	—	(4)

Total comprehensive income (loss)	—	—	—	—	—	(217)	(217)	$(83)

Collection of former shareholder receivable	—	—	—	50	—	—	50
Dividend paid	—	—	—	—	(8)	—	(8)
Issuance of common shares: — initial public offering (Note 19)	18,775,100	—	278	—	—	—	278

Balances, December 31, 2001	83,155,100	1	1,706	(76)	435	(690)	1,376
Comprehensive income - 2002:
Net income					255		255	$255
Other comprehensive income (loss):
Foreign exchange translation adjustment, net of tax $17	—	—	—	—	—	(403)	—	(403)
Unrealized gain on commodity futures, net of tax of $8	—	—	—	—	—	13	—	13
Loss on treasury rate lock contracts, net of tax of $0	—	—	—	—	—	(22)	—	(22)
Unrealized loss on investments, net of tax of $1	—	—	—	—	—	(1)	—	(1)
Reclassification of realized net (gains) to net income, net of tax of $8	—	—	—	—	—	(12)	—	(12)
Minimum pension liability, net of tax of $5	—	—	—	—	—	(11)	—	(11)

Total comprehensive income (loss)	—	—	—	—	—	(436)	(436)	$(181)

Collection of former shareholder receivable	—	—	—	21	—	—	21
Dividends paid	—	—	—	—	(37)	—	(37)
Issuance of common shares:
—public offering (Note 19)	16,093,633	—	292	—	—	—	292
—under employee stock plan	83,500	—	1	—	—	—	1

Balances, December 31, 2002	99,332,233	$1	$1,999	$(55)	$653	$(1,126)	$1,472

The accompanying notes are an integral part of these consolidated financial statements.

BUNGE LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

        Description of Business—Bunge Limited is a Bermuda holding company incorporated in May 1995. Bunge Limited together with it consolidated subsidiaries through which Bunge's businesses are conducted (collectively, "Bunge") is an integrated, global agribusiness and food company. Bunge operates in eight business lines, which are aggregated into five reporting segments: agribusiness, fertilizer, edible oil products, wheat milling and bakery products and other. Bunge Limited's shares trade on the New York Stock Exchange under the ticker symbol "BG".

        Agribusiness—Bunge's agribusiness activities include grain origination, oilseed processing and international marketing. Bunge' agribusiness sales are worldwide. Bunge's primary grain origination and oilseed processing assets are located in the United States, Brazil, Argentina and Europe.

        Fertilizer—Bunge's fertilizer segment is involved in every stage of the fertilizer business, from mining of raw materials to sales of mixed fertilizer formulas. Bunge's fertilizer activities are primarily located in Brazil.

        Edible oil products—Bunge's edible oil products segment consists of producing and selling edible oil products, such as shortenings and oils, margarine, mayonnaise and other products derived from refined vegetable oil. Bunge's edible oil products activities are located in the Europe, United States and Brazil.

        Wheat milling and bakery products—Bunge's wheat milling and bakery products segment consists of producing and selling flours, bakery mixes and baked goods. Bunge's wheat milling and bakery products activities are located in the United States and Brazil.

        Other—Bunge's other segment includes the soy ingredients business and the corn products business. The soy ingredients business consists of producing and selling soy functional ingredients and nutraceuticals. The corn products business consists of producing and selling products derived from corn. The soy ingredients business is located in Brazil, Europe and the United States. The corn products business is located in the United States.

        Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and include the assets, liabilities, revenues and expenses of all majority owned subsidiaries over which Bunge exercises control and for which control is other than temporary. Intercompany transactions and balances are eliminated in consolidation. Bunge has no non-consolidated majority owned subsidiaries. Bunge has no interests in or relationships with any special purpose entities, which are not reflected in the consolidated financial statements.

        Investments in 20% to 50% owned affiliates in which Bunge has the ability to exercise significant influence are accounted for by the equity method of accounting whereby the investment is carried at acquisition cost, plus Bunge's equity in undistributed earnings or losses since acquisition. Investments in less than 20% owned affiliates are accounted for by the cost method unless such investments are marketable securities. Marketable securities, which are classified as trading securities, are recorded at fair value based on quoted market prices and related gains or losses are recognized in non-operating income (expenses)-net in the consolidated statements of income.

        Prior to 2001, general corporate overhead costs incurred by Mutual Investment Limited (formerly Bunge International Limited), Bunge's former sole shareholder, were allocated to Bunge based on the actual expense incurred to support Bunge's operations. Beginning in 2001, Bunge began paying all of its general corporate overhead costs directly. The costs allocated to Bunge in 2000 were $22 million and are reported in selling, general and administrative expenses in its consolidated statements of income. The costs of these services allocated to Bunge are not necessarily indicative of the costs that would have been incurred if Bunge had performed these functions as a stand-alone entity. Bunge believes the allocation method was reasonable.

        Use of Estimates and Certain Concentrations of Risk—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Amounts affected include, but are not limited to, allowances for doubtful accounts, inventories, allowances for recoverable taxes, impairment and restructuring charges, useful lives of property, plant and equipment and intangible assets, contingent liabilities, income tax valuation allowances and pension plan obligations. Actual amounts may vary from those estimates.

        The availability and price of agricultural commodities used in Bunge's operations are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops.

        Bunge has a significant portion of its operations in the United States, Brazil and Europe, which represented 33% and 23% and 30%, respectively, of consolidated net sales in 2002.

        Translation of Foreign Currency Financial Statements—The functional currency of the majority of Bunge's foreign subsidiaries is the local currency and, as such, amounts included in the consolidated statements of income are translated at the weighted average exchange rates for the period. Assets and liabilities are translated at year-end exchange rates and resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss).

        Foreign Currency Transactions—Monetary assets and liabilities denominated in currencies other than their functional currency are remeasured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gains or losses are included in Bunge's consolidated statements of income.

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

        Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge records interest expense attributable to readily marketable inventories based on the average interest rates incurred on the debt financing these inventories in non-operating income (expense)-net in its consolidated statements of income.

        Inventories that are not included in the agribusiness segment are principally stated at the lower of cost or market. Cost is determined using the weighted average cost method.

        Derivatives—Bunge uses exchange-traded futures and options contracts to minimizes the effects of changes in the prices of agricultural commodities on its agribusiness inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sale contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for differences in local markets as required under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. Changes in the market value of forward purchase and sale contracts, and exchange-traded futures and options contracts, are recognized in earnings as a component of cost of goods sold. These contracts are predominately settled in cash.

        In addition, Bunge hedges portions of its forecasted U.S. oilseed processing production requirements, including forecasted purchases of soybeans and sales of soy commodities products for a period that usually does not exceed three months. The instruments used are exchange-traded futures contracts, which are designated as cash flow hedges. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. To the extent they provide effective offset, gains or losses arising from hedging transactions are deferred in other comprehensive income (loss), net of applicable taxes, and are reclassified to cost of goods sold in the consolidated statements of income when the products associated with the hedged item are sold. Bunge expects to reclassify approximately $5 million after tax net gains to cost of goods sold in the year ending December 31, 2003. If at any time during the hedging relationship, Bunge no longer expects the hedge to be highly effective, then the changes in the market value of such futures contracts would prospectively be recorded in the consolidated statements of income.

        Bunge also enters into derivative financial instruments, such as foreign currency forward contracts and swaps, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. These derivative instruments are marked-to-market, with changes in their fair value recognized as a component of foreign exchange in the consolidated statements of income. Bunge may also hedge other foreign currency exposures as deemed appropriate.

        Bunge may also use derivative instruments, such as treasury rate locks, to reduce the risk of changes in interest rates on forecasted issuance of fixed-rate debt. These hedges are designated as cash flow hedges. To the extent they provide effective offset, gains and losses arising from these derivative instruments are deferred in other comprehensive income (loss) and recognized in the consolidated statement of income over the term of the underlying debt.

        All derivative financial instruments are marked-to-market and any resulting unrealized gains and losses on such derivative contracts are recorded in other current assets or other current liabilities in Bunge's consolidated balance sheets.

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

        Property, Plant and Equipment, Net—Property, plant and equipment, net is stated at cost less accumulated depreciation and depletion. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred. Costs related to legal obligations associated with the retirement of assets are capitalized and depreciated over the lives of the underlying assets. Depreciation is computed based on the straight-line method over the estimated useful lives of the assets. Included in property, plant, and equipment are mining properties that are stated at cost less accumulated depletion. Depletion is computed using the unit-of-production method based on proven and probable reserves. Useful lives for property, plant and equipment are as follows:

Years
Buildings	10-50
Machinery and equipment	7-20
Furniture, fixtures and other	3-20

        Bunge capitalizes interest on borrowings during the construction period of major capital projects. The capitalized interest is recorded as part of the asset to which it relates, and is depreciated over the asset's estimated useful life.

        Assets acquired under finance leases are capitalized at fair value at the inception of the lease and depreciated based on the straight line method over the estimated useful life of the related asset. An obligation in the same amount is recorded as a liability.

        Goodwill—Goodwill relates to the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in a business acquisition. Prior to January 1, 2002 goodwill was amortized on a straight-line basis over its estimated useful life of 40 years. Effective January 1, 2002, Bunge adopted SFAS N0 142, Goodwill and Other Intangible Assets (SFAS No. 142), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized, but rather be tested annually for impairment based upon the fair value of the reporting unit with which it resides. (See Notes 7 and 8.)

        Other Intangible Assets—Other intangible assets that have definite useful lives include brands and trademarks recorded at fair value at the date of acquisition. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 40 years. (See Note 8.)

        Impairment of Long-Lived Assets—Bunge reviews for impairment its long-lived assets and identified intangibles whenever events or changes in circumstances indicate that carrying amounts of an asset may not be recoverable. In performing the review for recoverability, Bunge estimates the future cash flows expected to result from the use of the asset and from its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized; otherwise, no impairment loss is recognized. The measurement of an impairment loss to be recognized for long-lived assets and identifiable intangibles that Bunge expects to hold and use is the excess of the carrying value over the fair value of the asset.

        Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

        Adoption of Standard—In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), effective January 1, 2002. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. Upon its adoption on January 1, 2002, SFAS No. 144 had no affect on Bunge's consolidated financial statements.

        Stock-Based Compensation—Bunge has an employee equity incentive plan and a non-employee directors' equity incentive plan, which are described more fully in Note 21. In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), Bunge has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (FIN 28). Bunge has granted stock options, performance based restricted stock awards and regular restricted stock awards under its employee equity incentive plan and stock options under its non-employee directors' plan. In accordance with APB 25, Bunge accrues costs for its restricted stock awards granted over the vesting or performance period, and adjusts costs related to its performance-based restricted stock for subsequent changes in the fair market value of the awards. These compensation costs are recognized in the consolidated statements of income. There is no compensation cost recorded for stock options granted under either plan, since the exercise price is equal to the market value of the underlying common shares on the date of grant. In accordance with SFAS No. 123, Bunge discloses the pro forma effect of accounting for stock-based awards under the fair value method.

        Adoption of Standard—In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS No. 148), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the results of operations. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. Bunge has adopted the disclosure provisions of SFAS No. 148 for the year ended December 31, 2002 and will continue to account for its stock-based awards under APB 25.

        The following table sets forth pro forma information as if Bunge had applied the fair value recognition provisions of SFAS No. 123 to stock options granted to determine its stock—based compensation cost. The assumptions used to determine fair value are disclosed in Note 21.

	Year Ended December 31,
(US$ in millions, except per share data)
	2002	2001
Net income, as reported	$255	$134
Deduct: Total stock-based employee compensation expense determined under fair value based method for stock options granted, net of related tax effects	(6)	(3)

Pro forma net income	$249	$131

Earnings per common share:
Basic- as reported	$2.66	$1.87

Basic- pro forma	$2.60	$1.82

Diluted—as reported	$2.64	$1.86

Diluted—pro forma	$2.58	$1.82

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

        Revenue Recognition—Sales of agricultural commodities, fertilizers and all other products are recognized when title to the product and risk of loss transfer to the customer, which is dependent on the agreed upon sales terms with the customer. These sales terms provide for passage of title either at the time shipment is made or at the time of the delivery of product. Net sales are gross sales less discounts related to promotional programs and sales taxes. Shipping and handling costs are included as a component of cost of goods sold.

        Fertilizer delivered under secured advances to suppliers of agricultural commodities, which are repaid through the delivery of agricultural commodities, are accounted for as sales on the date fertilizer is delivered. The value of the sale is determined based upon the fair value of the fertilizer. Bunge recorded sales of fertilizer sold under secured advances to suppliers totaling $71 million and $78 million in 2001 and 2000, respectively, as a component of net sales. Bunge has no standing barter agreements. Had these advances been made in cash rather than fertilizer, consolidated operating cash flows would have been reduced by $34 million in 2001 and 2000. Bunge did not enter into such transactions in 2002.

        Research and Development—Research and development costs are expensed as incurred. Research and development expenses were $8 million, $6 million and $5 million in 2002, 2001 and 2000, respectively.

        New Accounting Pronouncements—In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, entities that are subject to consolidation according to the provisions of this Interpretation. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. Bunge does not believe the adoption of FIN 46 will impact the accounting for its accounts receivable securitization described in Note 14.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, this statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," under which a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions are applicable on a prospective basis and are effective for any exit and disposal activities initiated after December 31, 2002.

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

        Reclassifications—Certain reclassifications were made to the prior years consolidated financial statements to conform to the current presentation.

2. Business Combinations and Alliances

        Acquisition of Cereol S.A.—In the fourth quarter of 2002, Bunge acquired 97.38% of the outstanding shares in Cereol S.A. for $741 million in cash (net of cash acquired of $90 million). Cereol is engaged in the processing of oilseeds and the production of edible oils and soy ingredients in Europe and North America. Cereol's results of operations have been included in the consolidated financial statements of Bunge since October 1, 2002. Bunge financed the Cereol acquisition with available cash and debt borrowings.

        The acquisition of Cereol will generate significant synergies and has expanded Bunge's geographic presence and product lines.

        The cost to acquire Cereol has been preliminarily allocated to the assets acquired and liabilities assumed, according to estimated fair values. This allocation is subject to adjustment as Bunge is in the process of obtaining third party valuations of property, plant and equipment, intangible assets and investments as well as completing the integration of this acquisition. This acquisition is being accounted for using the purchase method under SFAS No. 141, Business Combinations. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

(US$ in millions)
Calculation of purchase price:
Cash paid	$831
Current liabilities assumed	895
Other non-current liabilities assumed	543
Additional consideration	37

Total	$2,306

Allocation of purchase price:
Current assets	$1,237
Property, plant and equipment	666
Other non-current assets	366
Unallocated purchase price	89
Minority interest	(52)

Total	$2,306

        The unallocated purchase price of $89 million is classified as goodwill in the consolidated balance sheet at December 31, 2002.

        Bunge's subsidiary Cereol is currently in arbitration relating to the sale of Ducros to the McCormick Group. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount less than €77 million, Bunge will pay to all former Cereol shareholders an additional purchase price of up to €3 per share or €77 million. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount equal to or greater than €77 million, shareholders will not receive any additional purchase price. If the Ducros dispute is resolved after October 15, 2005, all former Cereol shareholders other than Edison S.p.A. will receive an additional purchase price of €3 per share, and Edison will receive up to €3 per share, or a total of €42 million, depending on the outcome. Regardless of the outcome or its timing, Bunge is entitled to be indemnified by Edison for any amount that exceeds €77 million.

        Argentine Acquisition—In March 2002, Bunge completed its acquisition of La Plata Cereal S.A., an Argentine agribusiness company. The purchase price was $3 million in cash. This acquisition is being accounted for using the purchase method under SFAS No. 141, Business Combinations. Upon finalizing the allocation of the purchase price, Bunge did not recognize goodwill as a result of this acquisition.

        Brazilian Restructuring—In February 2002, Bunge restructured its major Brazilian subsidiaries. The restructuring involved the exchange of all of the shares of Bunge Fertilizantes S.A., Bunge's fertilizer operations, and Bunge Alimentos S.A., Bunge's agribusiness and food products operations, for shares of Serrana S.A., which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their minority shareholders. These withdrawal rights required Bunge's subsidiaries to buy back and cancel shares from minority shareholders. Bunge has accounted for the restructuring as an acquisition of minority interest. The fair value of the consideration given, including the cash paid on the exercise of the withdrawal rights of $105 million, was $275 million. As a result of the restructuring, Bunge increased its indirect interest in Bunge Alimentos and Bunge Fertilizantes to 83%.

2. Business Combinations and Alliances (Continued)

        As a result of the share exchange described above, Bunge has increased its basis in minority interest by $103 million. Bunge allocated $108 million of the excess of the fair value over the historical book value to mining rights in the amount of $28 million assigned to the fertilizer segment, to property plant and equipment in the amount of $5 million and $2 million assigned to wheat milling and bakery products and edible oil products segment, respectively; trademarks in the amount of $4 million and $11 million assigned to wheat milling and bakery products and edible oil products segment, respectively; licenses/technology in the amount of $2 million, $1 million and $2 million assigned to agribusiness, edible oil products and other segment, respectively. In addition, as a result of this restructuring Bunge recognized $53 million in goodwill, which was assigned to the agribusiness segment.

        The following unaudited pro forma summary financial information sets forth Bunge's results of operations as if the above listed acquisitions had been consummated as of January 1, 2001. The pro forma results include interest expense on debt incurred to finance the Cereol acquisition.

	Year Ended December 31,
(US$ in millions, except per share data)
	2002	2001
Net sales	$17,238	$15,750

Income before cumulative effect of change in accounting principles	$319	$109
Cumulative effect of change in accounting principles, net of tax	(23)	7

Net income	$296	$116

Earnings per common share—basic:
Income before cumulative effect of change in accounting principles per share	$3.33	$1.52
Cumulative effect of change in accounting principles, net of tax	(.24)	.10

Net income	$3.09	$1.62

        Saipol Joint Venture—In November 2002, Bunge announced that it had entered into an agreement to sell a majority stake in Lesieur, a French maker of branded bottled vegetable oils, to Saipol for net proceeds of €181 million. Lesieur was acquired by Bunge through its acquisition of Cereol. Saipol is an oilseed processing joint venture between Cereol and Sofiproteol. Sofiproteol manages a financial fund that invests in French companies involved in oilseed processing and protein production primarily for animal nutrition and production of seed. Cereol has a 33.34% interest in Saipol, which it accounts for under the equity method, and Sofiproteol controls the remaining 66.66%. As a result of this transaction, Cereol will retain its 33.34% interest in Saipol subsequent to Saipol's purchase of Lesieur from Cereol. The transaction is expected to close in the third quarter of 2003. Bunge does not anticipate any gain or loss on this transaction. At December 31, 2002, this transaction has been approved by the European merger antitrust task force.

        Bunge has recorded the assets and liabilities of Lesieur in the amount of $367 million and $207 million, respectively, as an investment held for sale. These assets and liabilities are included in other current assets and other current liabilities in the consolidated balance sheet at December 31, 2002. For the year ended December 31, 2002, Lesieur was consolidated and included in income from continuing operations in the consolidated statement of income. Bunge will retain an interest in this entity and have continued involvement through the joint venture operations.

        DuPont Alliance—In January 2003, Bunge announced the formation of Solae LLC, a joint venture with E.I. duPont de Nemours and Company, to expand its agribusiness and soy ingredients businesses with a focus on soy protein and lecithin. Bunge will contribute its soy ingredients business to Solae in exchange for a 28% interest in the joint venture plus an estimated $260 million in cash to be funded by joint venture debt. Bunge has the right to increase its interest in the joint venture to 40% according to an agreed upon formula. The joint venture is expected to begin operations in April 2003. Bunge intends to account for this investment under the equity method.

3. Discontinued Operations

        In March 2001, Bunge committed to a divestiture plan and sold its Brazilian baked goods division, Plus Vita S.A. to a third party. The proceeds from the sale were $59 million, net of expenses. The divestiture resulted in a gain to Bunge of $3 million. Accordingly, the operating results for the disposed division have been reported as discontinued operations for all periods presented.

        The following table summarizes the financial information related to the baked goods division discontinued operations:

	Year Ended December 31,
(US$ in millions)
	2002	2001	2000
Net sales	$—	$11	$68
Net loss	$—	$—	$(10)

4. Inventories

        Inventories consist of the following:

	December 31,
(US$ in millions)
	2002	2001
Agribusiness—Readily marketable inventories at market value	$1,517	$764
Fertilizer	214	318
Edible oils	346	58
Wheat milling and bakery	63	49
Other	267	179

Total	$2,407	$1,368

5. Other Current Assets

        Other current assets consist of the following:

	December 31,
(US$ in millions)
	2002	2001
Prepaid commodity purchase contracts	$173	$139
Secured advances to suppliers	205	164
Unrealized gain on derivative contracts	162	96
Assets of investment held for sale (Note 2)	367	—
Marketable securities	12	6
Other	319	272

Total	$1,238	$677

        Prepaid commodity purchase contracts—Prepaid commodity purchase contracts represent payments to producers in advance of delivery of the underlying commodities. Prepaid commodity purchase contracts are recorded at market.

        Secured advances to suppliers—Bunge provides cash advances or fertilizer to suppliers of soybeans to finance a portion of the suppliers' production cost. The advances are generally collateralized by physical assets of the supplier, carry a market interest rate and are repaid through the delivery of soybeans. Secured advances to suppliers are stated at the original value of the advance plus accrued interest, less allowances for uncollectible advances, which were $18 million and $9 million at December 31, 2002 and 2001.

6. Property, Plant and Equipment, Net

        Property, plant and equipment consist of the following:

	December 31,
(US$ in millions)
	2002	2001
Land	$86	$75
Mining properties	96	145
Buildings	819	741
Machinery and equipment	1,992	1,689
Furniture, fixtures and other	114	121

	3,107	2,771
Less accumulated depreciation and depletion	(1,237)	(1,312)
Plus construction in process	186	210

Total	$2,056	$1,669

        Bunge capitalized interest on construction in progress in the amount of $6 million, $15 million and $5 million in 2002, 2001 and 2000, respectively. Depreciation and depletion expense was $169 million, $160 million and $141 million in 2002, 2001 and 2000, respectively.

7. Change in Accounting Principles

        In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), which addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible assets and the associated asset retirement costs. SFAS No. 143 provisions apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires the recording of a liability for an asset retirement obligation in the period in which the liability is incurred. The initial measurement is based upon the present value of estimated third party costs and a related long-lived asset retirement cost capitalized as part of the asset's carrying value and allocated to expense over the asset's useful life. Bunge has adopted the provisions of SFAS No. 143 effective January 1, 2002. As a result of the early adoption of SFAS No. 143, Bunge recorded a $9 million charge, net of tax of $5 million, as a cumulative effect of a change in accounting principle relating to its mining assets assigned to the fertilizer segment and certain of its edible oil refining facilities assigned to the edible oil segment. The carrying amount of the asset retirement obligation was $24 million at December 31, 2002. There were no significant changes in the components of the liability between the adoption date and December 31, 2002.

        Effective January 1, 2002, Bunge adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 supercedes APB Opinion No. 17, Intangible Assets, and changes the accounting for goodwill and other intangible assets with indefinite lives acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating prospectively the amortization of all existing and newly acquired goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. SFAS No. 142 also requires that companies complete a transitional goodwill impairment test within six months from the date of adoption.

        In accordance with the transitional guidance and the adoption of SFAS No. 142, Bunge completed a transitional impairment test computed based on a discounted cash flow and recorded a charge of $14 million, net of tax of $1 million as of January 1, 2002 for goodwill impairment losses. This impairment was related mainly to goodwill in the bakery mixes business line of its wheat milling and bakery products segment. The goodwill impairment losses are recorded as a cumulative effect of a change in accounting principle in Bunge's consolidated statement of income for the year ended December 31, 2002. Bunge's other intangible assets were not affected by the adoption of SFAS No. 142.

        Set forth below is Bunge's adjusted net income and earnings per share had Bunge excluded goodwill amortization in accordance with SFAS No. 142 and included asset retirement charges in accordance with SFAS No. 143 for the years ended December 31, 2001 and 2000. No goodwill amortization was recorded for the year ended December 31, 2002.

	Year Ended December 31,
(US$ in millions, except per share data)
	2002	2001	2000
Reported income before cumulative effect of change in accounting principles	$278	$127	$12
Add back goodwill amortization	—	6	6
Less asset retirement adjustment	—	(2)	(2)

Adjusted income before cumulative effect of change in accounting principles	$278	$131	$16

Reported net income	$255	$134	$12
Add back goodwill amortization	—	6	6
Less asset retirement adjustment	—	(2)	(2)

Adjusted net income	$255	$138	$16

Earning per common share—basic:
Income before cumulative effect of change in accounting principles	$2.90	$1.77	$.19
Add back goodwill amortization	—	.08	.09
Less asset retirement adjustment	—	(.03)	(.03)

Adjusted income before cumulative effect of change in accounting principles	$2.90	$1.82	$.25

Reported net income	$2.66	$1.87	$.19
Add back goodwill amortization	—	.08	.09
Less asset retirement adjustment	—	(.03)	(.03)

Adjusted net income	$2.66	$1.92	$.25

Earning per common share—diluted:
Income before cumulative effect of change in accounting principles	$2.88	$1.76	$.19
Add back goodwill amortization	—	.08	.09
Less asset retirement adjustment	—	(.03)	(.03)

Adjusted income before cumulative effect of change in accounting principles	$2.88	$1.81	$.25

Reported net income	$2.64	$1.86	$.19
Add back goodwill amortization	—	.08	.09
Less asset retirement adjustment	—	(.03)	(.03)

Adjusted net income	$2.64	$1.91	$.25

        Had the provisions of SFAS No. 143 been applied for all periods presented, the asset retirement obligation at January 1, 2000, December 31, 2000 and 2001 would have been $18 million, $20 million and $22 million, respectively.

8. Goodwill and Other Intangible Assets

        Subsequent to the SFAS No. 142 adoption, in the fourth quarter of 2002, Bunge recorded an additional goodwill impairment charge of $4 million in cost of goods sold in the consolidated statements of income. The impairment charge was based on the discounted cash flow and related reduction in value, which resulted from the loss of a customer in the bakery mixes business line of its wheat milling and bakery products segment. Bunge's other intangible assets consist of trademarks, licenses, software technology and unamortized prior service costs relating to Bunge's employee defined benefit plans (see Note 15) and are classified in other non-current assets in the consolidated balance sheets. The aggregate carrying amount of these other intangibles assets at December 31, 2002 and 2001 was $17 million and $4 million, respectively, and the related aggregate accumulated amortization was $3 million and $1 million at December 31, 2002 and 2001, respectively. The aggregate amortization expense for other intangible assets was $2 million for the year ended December 31, 2002. The annual estimated amortization expense for 2003 to 2007 is approximately $3 million per year. At December 31, 2001, accumulated amortization for goodwill was $34 million.

        The changes in the carrying amount of goodwill by segment at December 31, 2002 and 2001 are as follows.

(US$ in millions)	Agribusiness	Wheat Milling and Bakery Products	Unallocated	Total
Balance, January 1, 2001	$152	$41	$—	$193
Amortization	(5)	(1)	—	(6)
Foreign exchange translation	(24)	—	—	(24)

Balance, December 31, 2001	$123	$40	$—	$163
Goodwill acquired during the year (Note 2)	53	—	—	53
Foreign exchange translation	(47)	—	—	(47)
Impairment losses	—	(4)	—	(4)
Acquisition purchase price	—	—	89	89
Cumulative effect of a change in accounting principle	—	(15)	—	(15)

Balance, December 31, 2002	$129	$21	$89	$239

9. Other Current Liabilities

        Other current liabilities consist of the following:

	December 31,
(US$ in millions)
	2002	2001
Accrued liabilities	$456	$301
Unrealized loss on derivative contracts	138	102
Advances on sales	89	115
Liabilities of investment held for sale (Note 2)	207	—
Other	134	70

Total	$1,024	$588

10. Income Taxes

        Bunge has elected to use the U.S. income tax rates to reconcile the actual provision for income taxes with the income tax provision computed by applying the U.S. statutory rates.

        The components of the income tax (expense) benefit are:

	Year Ended December 31,
(US$ in millions)
	2002	2001	2000
Current:
United States	$13	$(18)	$7
Non-United States	(121)	(61)	(36)

	(108)	(79)	(29)
Deferred:
United States	1	6	(2)
Non-United States	3	5	19

	4	11	17

Total	$(104)	$(68)	$(12)

10. Income Taxes (Continued)

        Reconciliation of the income tax expense at the U.S. statutory rate to the effective rate is as follows:

	Year Ended December 31,
(US$ in millions)
	2002	2001	2000
Income from continuing operations before income tax and minority interests	$484	$264	$71
Income tax rate	35%	35%	35%

Income tax expense at the statutory rate	(169)	(92)	(25)
Adjustments to derive effective rate:
Miscellaneous nondeductible items	1	(14)	1
Other items:
Change in valuation allowance	(33)	17	(9)
Adjustment resulting from the finalization of prior year tax returns	20	(3)	4
Foreign exchange benefit	86	15	—
Earnings of subsidiaries taxed at different statutory rates	(6)	8	11
Other	(3)	1	6

Income tax expense	$(104)	$(68)	$(12)

        During 2002, a U.S. based wholly owned subsidiary of Bunge recognized a $20 million tax credit relating to a re-determination of foreign sales corporation benefits for prior years. The amount is included above in adjustments from the finalization of prior years' tax returns.

        Certain Bunge subsidiaries had undistributed earnings amounting to approximately $474 million and $432 million at December 31, 2002 and 2001. These are considered to be permanently reinvested and, accordingly, no provision for income taxes has been made. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

        The primary components of the deferred tax assets and liabilities and the related valuation allowance are as follows:

	December 31,
(US$ in millions)
	2002	2001
Deferred income tax assets:
Net operating loss carry-forwards	$310	$175
Excess of tax basis over financial statement basis of property, plant and equipment	14	4
Accrued retirement costs (pension and post-retirement cost) and other accrued employee compensation	39	34
Other accruals and reserves not currently deductible for tax purposes	122	114
Other	12	3

Total deferred tax assets	497	330
Less valuation allowance	(91)	(64)

Net deferred tax assets	406	266

Deferred tax liabilities:
Excess of financial statement basis over tax basis of property, plant and equipment	189	212
Undistributed earnings of affiliates	129	—
Other	49	5

Total deferred tax liabilities	367	217

Net deferred tax assets	$39	$49

        Such deferred tax assets and liabilities are reflected on Bunge's consolidated balance sheets, as follows:

	December 31,
(US$ in millions)
	2002	2001
Current deferred income tax assets	$87	$84
Non-current deferred tax assets	256	100
Other current liabilities	(51)	(9)
Non-current deferred tax liabilities	(253)	(126)

Net deferred tax assets	$39	$49

        At December 31, 2002, Bunge's gross tax loss carry-forwards totaled $804 million, of which $283 million have no expiration. However, applicable income tax regulations limit some of these tax losses available for offset of future taxable income to 30% of annual pre-tax income. The remaining tax loss carry-forwards expire at various periods beginning in 2003 through the year 2021.

        Bunge continually reviews the adequacy of its valuation allowance and recognizes tax benefits only as reassessment indicates that it is more likely than not that the benefits will be realized. Bunge's valuation allowance relates to net operating loss carry-forwards in Bunge's Brazilian and Argentine subsidiaries. The tax laws of Brazil and Argentina do not provide for the filing of a consolidated tax return. Therefore, taxable income at one legal entity within Brazil or Argentina cannot be offset with tax losses at another. As such, Bunge records a valuation allowance for the net operating loss carry-forwards generated at legal entities in Brazil and Argentina for which management believes that it is more likely than not that an asset will not be realized. In 2002, Bunge increased its valuation allowance by $40 million due to the net operating loss carry-forwards generated at these entities. In addition, the increase in Bunge's valuation allowance was partially offset by the effects of the Brazilian real devaluation.

        In 2002, 2001 and 2000, Bunge paid income taxes, net of refunds, of $14 million, $16 million and $20 million, respectively.

11. Financial Instruments

        Bunge uses various financial instruments in its operations, including certain components of working capital such as cash and cash equivalents, accounts receivable and accounts payable. Additionally, Bunge uses short-term and long-term debt to fund operating requirements and derivative financial instruments to manage its foreign exchange and commodity price risk exposures. The counter-parties to these financial instruments are primarily major financial institutions and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") of the Brazilian government, or in the case of commodity futures and options, a commodity exchange. Bunge continually evaluates the creditworthiness of its counter-parties and has not experienced, nor does it anticipate, nonperformance by any of these institutions. Bunge had no significant concentration of credit risk at December 31, 2002, except for the Argentine recoverable taxes discussed in Note 25.

        Fair Value of Financial Instruments—The carrying amounts and fair values of financial instruments were as follows:

	December 31,
	2002		2001
(US$ in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$470	$470	$199	$199
Marketable securities	12	12	6	6
Short-term debt	1,250	1,250	803	803
Long-term debt, including current portion	$2,153	$2,221	$1,010	$1,015

        Cash and cash equivalents—The carrying value approximates the fair value. All investment instruments with a maturity of three months or less are considered cash equivalents.

        Marketable securities—The fair value was determined based on quoted market prices.

        Short-term debt—The carrying value approximates the fair value because of the short-term maturity of those instruments.

        Long-term debt—The fair value of long-term loans was calculated based on interest rates currently available to Bunge for similar borrowings.

        In August 2002, Bunge entered into a foreign currency forward contract with a notional value of €200 million and a maturity of January 15, 2003. This contract represented an economic hedge against the purchase price for the Cereol acquisition (see Note 2). This contract was settled on October 11, 2002 for a gain of $4 million and was recognized as a component of non-operating income (loss)—net in the consolidated statement of income for year ended December 31, 2002.

        In the second and third quarters of 2002, Bunge entered into treasury rate lock contracts with notional values of $200 million at a 10-year forward treasury yield of 4.99%, $60 million at 5-year forward treasury yield of 3.13%, $40 million at a 10-year forward treasury yield of 4.07% and $300 million at a 10-year forward treasury yield of 4.14%, to hedge some of the interest rate variability risk associated with changes in the U.S. Treasury rate. Bunge accounted for these derivative contracts as cash flow hedges of forecasted issuances of debt that were completed in 2002 (see note 13). These hedges were terminated upon issuance of the related debt. At December 31, 2002, Bunge recorded a loss of approximately $22 million relating to these derivative contracts, in other comprehensive income (loss), which will be reclassified to income over the term of the debt incurred. In addition, Bunge reclassified approximately $5 million relating to these derivative contracts, from other comprehensive income (loss) to non-operating income (expense)-net in the consolidated statements of income for the year ended December 31, 2002. Since Bunge did not issue as much debt as was originally forecast, a portion of the loss on the treasury locks was immediately reclassified from other comprehensive income (loss) to income. The amount remaining in other comprehensive income (loss) is commensurate with the actual debt issued.

12. Short-Term Debt and Credit Facilities

        Short-term borrowings consist of the following:

	December 31,
(US$ in millions)
	2002	2001
Commercial paper with an average interest rate of 1.87% at December 31, 2002	$555	$435
Lines of credit:
Unsecured variable interest rates from 2.02% to 9.50%	684	190
Other	11	178

Total short-term debt	$1,250	$803

        Bunge's short-term borrowings, predominately held with commercial banks, are primarily used to fund readily marketable inventories and other working capital requirements. The weighted average interest rate on short-term borrowings at December 31, 2002 and 2001 was 2.46% and 4.9%, respectively.

        At December 31, 2002, Bunge had a $600 million commercial paper program facility to fund working capital requirements. In addition, at December 31, 2002, Bunge had approximately $683 million of unused and available borrowing capacity under short-term lines of credit with a number of lending institutions.

        Bunge and one of its subsidiaries has issued a guarantee for the repayment of borrowings under a €500 million bank facility entered into by its subsidiary Cereol, which was increased to €600 million on December 17, 2002. This debt has a carrying value of $412 million at December 31, 2002 and is included in the consolidated balance sheet.

13. Long-Term Debt

        Long-term obligations are summarized below:

	December 31,
(US$ in millions)
	2002	2001
Payable in U.S. Dollars:
Senior notes, fixed interest rates of 6.31% to 7.80%, maturing 2007 through 2012	$686	$—
Convertible notes, fixed interest rate of 3.75%, maturing 2022	250	—
Senior notes, fixed interest rates from 7.23% to 7.94%, maturing through 2021	158	165
Trust certificates, fixed interest rates from 8.51% to 8.61%, payable 2003 to 2005	125	125
Note collateralized by future export commodity contracts, fixed interest rate 8.09%, payable through 2006	72	56
Other notes payable, fixed interest rates from 3.55% to 7.62%, payable through 2003	21	344
Long-term debt, variable interest rates indexed to LIBOR(1) plus 2.50% to 2.80%, payable through 2009	353	58
Other	139	3
Payable in Brazilian Reais:
BNDES(2) loans, variable interest rate indexed to IGPM(3) plus 6.5%, payable through 2008	142	192
Long-term variable interest rate indexed to TJLP(4) plus 2.20% to 7%, payable through 2007	5	40
Other	19	27
Payable in Euros and Other Currencies:
Senior notes, fixed interest rate of 8.70%, maturing 2005	171	—
Other	12	—

	2,153	1,010
Less: Installments due within one year	249	180

Total long-term debt	$1,904	$830

(1)
LIBOR as of December 31, 2002 and 2001 was 1.38% and 1.9%, respectively.
(2)
BNDES loans are Brazilian government industrial development loans.
(3)
IGPM is a Brazilian inflation index published by Fundação Getulio Vargas. The annualized rate for the years ended December 31, 2002 and 2001 was 25.31% and 10.37%, respectively.
(4)
TJLP is a long-term interest rate reset by the Brazilian government on a quarterly basis. The annualized rate for the years ended December 31, 2002 and 2001 was 9.88% and 9.5%, respectively.

        In November 2002, Bunge completed an offering of $250 million aggregate principal amount of unsecured convertible notes bearing interest at a rate of 3.75% per year that mature in November 2022. The notes were issued by our wholly owned subsidiary Bunge Limited Finance Corp. and guaranteed by Bunge. Interest is payable semi-annually in arrears in May and November of each year, commencing in May 2003. Bunge used the net proceeds of $245 million to reduce indebtedness under its commercial paper program and revolving bank credit facilities. The convertible notes are convertible into common shares of Bunge under certain circumstances at an initial conversion rate of 31.1137 common shares per $1000 principal amount of notes, subject to certain adjustments. Bunge may redeem for cash all or a portion of these notes at any time on or after November 22, 2005 at specified redemption prices, plus accrued and unpaid interest up to the redemption date. The holders of the convertible notes have the right to require Bunge to purchase all or a portion of the notes on November 15, 2007, November 15, 2012 and November 15, 2017 at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest up to the purchase date. Bunge has the option to pay the purchase price in cash, common shares or a combination of both. In addition, the holders of the convertible notes will have the option to require Bunge to purchase for cash all or a portion of the notes not previously redeemed upon a specified change of control on or before November 15, 2007 at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued interest. The convertible notes are not subject to any sinking fund requirements.

        In October 2002, Bunge completed an offering of $200 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 7.80% per year that mature in October 2012. The notes were issued by Bunge's wholly owned subsidiary Bunge Limited Finance Corp. and guaranteed by Bunge. Interest is payable semi-annually in arrears in April and October of each year, commencing in April 2003. Bunge used the net proceeds of $197 million to reduce indebtedness under its commercial paper program and for payments made in connection with the Cereol acquisition.

        In September 2002, Bunge completed a private placement of $486 million aggregate principal amount of unsecured senior guaranteed notes, which were issued by its wholly owned subsidiary, Bunge Limited Finance Corp., and guaranteed by Bunge. The notes were issued in three series comprised of $82 million of notes bearing interest at 6.31% that mature September 2007, $53 million of notes bearing interest at 6.78% that mature September 2009 and $351 million of notes bearing interest at 7.44% that mature September 2012. Interest is payable semi-annually in arrears in March and September of each year, commencing in March 2003. Bunge used the net proceeds of $483 million to reduce indebtedness under its commercial paper program and for payments made in connection with the Cereol acquisition.

        Bunge has issued parent level guarantees for the repayment of certain of its U.S senior debt with a carrying amount of $1,401 million at December 31, 2002. All debt related to these guarantees is included in the consolidated balance sheet at December 31, 2002.

        Certain land, property, equipment, investments in consolidated subsidiaries and export commodity contracts, having a net carrying value of approximately $519 million at December 31, 2002 have been mortgaged or otherwise collateralized against long-term debt of $310 million at December 31, 2002.

        Principal maturities of long-term debt at December 31, 2002 are as follows:

(US$ in millions)
2003	$249
2004	209
2005	498
2006	150
2007	126
Later years	921

Total	$2,153

        Bunge's indentures, credit facilities other long-term debt agreements and commercial paper program contain various restrictive covenants which require the satisfaction of certain financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. Bunge was in compliance with these covenants at December 31, 2002.

14. Accounts Receivable Securitization

        During 2002, Bunge established, through its wholly-owned U.S. operating subsidiary, a receivables securitization facility. In addition, through the acquisition of Cereol, Bunge assumed a second receivables securitization facility. Through agreements with certain financial institutions, Bunge may sell, on a revolving basis, undivided percentage ownership interests ("undivided interests") in designated pools of accounts receivable without recourse up to a maximum amount of $138 million. Collections reduce accounts receivable included in the pools, and are used to purchase new receivables, which become part of the pools. The facilities expire in 2005 and 2007 and the effective yield rates approximate the 30-day commercial paper rate plus annual commitment fees ranging from 29 to 40 basis points.

        For the year ended December 31, 2002, the outstanding undivided interests averaged $123 million. Bunge retains collection and administrative responsibilities for the receivables in the pools. Bunge recognized $1 million in related expenses for the year ended December 31, 2002, which are included in selling, general and administrative expenses in Bunge's consolidated statements of income.

        In addition, Bunge retains interests in the pools of receivables not sold. Due to the short-term nature of the receivables, Bunge's retained interests in the pools are valued at historical cost, which approximate fair value. The full amount of the allowance for doubtful accounts has been retained in Bunge's consolidated balance sheets since collections of all pooled receivables are first utilized to reduce the outstanding undivided interests. Accounts receivable at December 31, 2002 were net of $138 million, representing the outstanding undivided interests in pooled receivables.

15. Employee Benefit Plans

        Employee Defined Benefit Plan—Certain U.S., Canadian and European based subsidiaries of Bunge sponsor noncontributory defined benefit pension plans covering substantially all employees of the subsidiaries. The plans provide benefits based primarily on participants' salary and length of service.

        The funding policy for the defined benefit pension plans is determined in accordance with statutory funding requirements. The U.S. funding policy requires at least those amounts required by the Employee Retirement Income Security Act of 1974 and no more than those amounts permitted by the Internal Revenue Code. These plans' assets are primarily held in fixed income and equity investments.

        Postretirement Healthcare Benefit Plan—Certain U.S., Canadian and European based subsidiaries of Bunge have benefit plans to provide certain healthcare benefits to eligible retired employees of those subsidiaries and certain other U.S.-based subsidiaries of Bunge. The plans require minimum employee contributions and define the maximum amount the subsidiary will be obligated to pay under the plan.

        The following table sets forth in aggregate a reconciliation of the changes in the plans' benefit obligation, assets and funded status at December 31, 2002 and 2001 for plans with assets in excess of benefit obligations and plans with benefit obligations in excess of plan assets.

	Pension Benefits December 31,		Postretirement Benefits December 31,
(US$ in millions)
	2002	2001	2002	2001
Change in benefit obligations:
Benefit obligation as of beginning of year	$118	$102	$20	$25
Service cost	5	4	—	—
Interest cost	11	8	3	2
Actuarial losses (gains), net	10	4	1	(3)
Plan amendments	1	5	—	(3)
Acquisition	136	—	20	—
Benefits paid	(7)	(5)	(1)	(1)
Impact of exchange rate	(5)	—	(1)	—

Benefit obligation as of end of year (1)	$269	$118	$42	$20

Change in plan assets:
Fair value of plan assets as of beginning of year	$98	$120	$—	$—
Actual return on plan assets	(3)	(18)	—	—
Acquisition	94	—	—	—
Employer contributions	4	1	1	1
Benefits paid	(7)	(5)	(1)	(1)
Impact of exchange rate	(3)	—	—	—

Fair value of plan assets as of end of year (1)	$183	$98	$—	$—

Funded status and net amounts recognized:
Plan assets less than benefit obligation	$(86)	$(20)	$(42)	$(20)
Unrecognized prior service cost	5	5	(3)	(3)
Unrecognized net actuarial losses (gains)	34	9	(1)	(3)
Unrecognized net transition asset	(2)	(2)	—	—

Net liability recognized in the balance sheet	$(49)	$(8)	$(46)	$(26)

Amounts recognized in the balance sheet consist of:
Prepaid benefit costs	$1	$6	$—	$—
Accrued benefit cost	(51)	(14)	(47)	(26)
Additional minimum pension liability (2)	(19)	—	—	—
Intangible asset	3	—	—	—
Impact of exchange rate	1	—	1	—
Accumulated other comprehensive income (2)	16	—	—	—

Net liability recognized in other non-current liabilities	$(49)	$(8)	$(46)	$(26)

(1)
At December 31, 2002, the $269 million projected benefit obligation includes plans with projected benefit obligation of $255 million, which was in excess of the fair value of the related plan assets of $167 million and accumulated benefit obligation of $159 million, which was in excess of the fair value of the related plan assets of $102 million.

(2)
Bunge has recorded a minimum pension liability adjustment for the actuarial present value of accumulated benefits that exceeded plan assets and the accrued pension liabilities that were exceeded by the unfunded accumulated benefit obligation. At December 31, 2002, Bunge recorded an $11 million charge, net of tax of $5 million in other comprehensive income related to its minimum pension liability.

        The components of net periodic costs are as follows:

	Pension Benefits Year Ended December 31,			Postretirement Benefits Year Ended December 31,
(US$ in millions)
	2002	2001	2000	2002	2001	2000
Service cost	$5	$4	$3	$—	$—	$1
Interest cost	11	8	7	1	2	1
Expected return on plan assets	(11)	(9)	(8)	—	—	—
Amortization of unrecognized prior service cost	1	1	—	—	—	—
Amortization of transition obligation	(1)	(1)	(1)	—	—	—

Net periodic benefit costs	$5	$3	$1	$1	$2	$2

        The weighted average assumptions used in determining the actuarial present value of the projected benefit obligations under the defined benefit plans at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Discount rate	6.8%	7.5%	7.5%
Increase in future compensation levels	4.5%	5.0%	5.0%
Expected long-term rate of return on assets	8.4%	9.0%	9.0%

        During 2001, certain of the defined benefit pension plans were amended to increase certain early retirement benefits and prospective benefits for certain active participants. In addition, the postretirement healthcare benefits plan was amended to reduce Bunge's liability related to future retirees.

        For measurement purposes, an 8% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2003. The rate was assumed to decrease to 6% for 2004 and remains at that level thereafter.

        A one-percentage point change in assumed health care cost trend rates would have the following effects at December 31, 2002:

(US$ in millions)	One-percentage point increase	One-percentage point decrease
Effect on total service and interest cost components	$—	$—
Effect on postretirement benefit obligation	$3	$3

        Employee Defined Contribution Plans—Bunge also makes contributions to qualified defined contribution plans for eligible employees. Contributions amounted to $4 million, $2 million, and $4 million in 2002, 2001 and 2000, respectively.

16. Related Party Transactions

        Shareholders' equity includes a long-term note receivable in the amount of $55 million and $76 million at December 31, 2002 and 2001, respectively, from the former sole shareholder of Bunge, Mutual Investment, relating to a capital contribution made in 2000. In 2002 and 2001, Bunge received $21 million and $50 million, respectively, in cash from Mutual Investment for payment of the note. Bunge recorded interest income of $3 million, $6 million and $9 million in 2002, 2001 and 2000, respectively, pertaining to the related party receivable.

        In 2001, Bunge entered into an administrative services agreement with Mutual Investment under which Bunge provides corporate and other administrative services to Mutual Investment. Total administrative service fees charged to Mutual Investment in 2002 and 2001 were $1 million and $341 thousand.

        Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Mutual Investment, engaged in the business of meat and poultry production. These sales were $4 million, $12 million and $20 million for the years ended December 31, 2002, 2001 and 2000, respectively.

17. Commitments and Contingencies

        Bunge is party to a large number of claims and lawsuits, primarily tax and labor claims in Brazil, arising in the normal course of business. After taking into account the liabilities recorded for the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities at December 31, 2002 and 2001 are the following accrued liabilities:

	December 31,
(US$ in millions)
	2002	2001
Tax claims	$77	$113
Labor claims	54	76
Civil and other	83	26

Total	$214	$215

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

        Bunge's subsidiary Cereol is currently in arbitration relating to the sale of Ducros. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount less than €77 million, Bunge will pay to former Cereol shareholders an additional purchase price of up to €3 per share, or a total of €77 million. If the Ducros dispute is finally resolved on or before October 15, 2005 for an amount equal to or greater than €77 million, shareholders will not receive any additional purchase price. If the Ducros dispute is resolved after October 15, 2005, all former Cereol shareholders other than Edison S.p.A. will receive an additional purchase price of €3 per share, and Edison will receive up to €3 per share, or a total of €42 million, depending on the outcome. Regardless of the outcome or its timing, Bunge is entitled to be indemnified by Edison for any amount that exceeds €77 million.

        In April 2000, Bunge acquired a 21% interest in, representing 57% of the voting stock and thus control of, Manah S.A. ("Manah"), a Brazilian fertilizer company, for $47 million in cash, net of cash acquired of $36 million. Prior to the acquisition, both Bunge and Manah had an equity investment in Fertifós Administração e Participação S.A and subsidiaries ("Fosfertil"). As a result of the acquisition of Manah, Bunge obtained a controlling interest in Fosfertil, a Brazilian phosphate mining company and producer of intermediary fertilizer products. Bunge has consolidated the results of operations of Manah and Fosfertil since April 2000. In August 2000, Bunge affected a merger, through a share exchange, between two of its subsidiaries, resulting in the acquisition of Fertilizantes Serrana S.A. by Manah, which resulted in Bunge having a 72% interest in the combined entity, which was renamed Bunge Fertilizantes S.A.

        Bunge has not yet received approval from the Brazilian antitrust commission for its acquisition of Manah. In April 2001, an office of the Brazilian Ministry of Finance issued a non-binding advisory opinion recommending approval of the Manah acquisition subject to the divestiture of one of Bunge's existing phosphate facilities or Manah's equity interest in Fertifós. In October 2002, an office of the Brazilian Ministry of Justice issued a non-binding advisory opinion recommending to the Brazilian antitrust commission that Manah divest of its interest in Fertifós. Both opinions were based upon a finding of potential anticompetitive effects in the central region of Brazil. In addition to the opinions of the offices of the Ministries of Finance and Justice, Brazilian law provides for the issuance of a non-binding opinion from the Attorney General of the Brazilian antitrust commission before the commission issues its final decision. The timing of the process is uncertain.

        Guarantees—In addition to the guarantees of its senior credit facilities and its senior notes (see Notes 12 and 13) Bunge has issued or was a party to the following guarantees at December 31, 2002:

(US$ in millions)	Maximum Potential Future Payments
Operating lease residual values	$70
Unconsolidated affiliates financing	22
Customer financing	22

Total	$114

        Bunge has entered into synthetic lease agreements for barges and railcars originally owned by Bunge and subsequently sold to third parties. The leases are classified as operating leases in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases. Any gains on the sales have been deferred and are being recognized ratably over the related lease terms. Bunge has the option under each lease to purchase the barges or railcars at fixed amounts based on estimated fair values or to sell the assets. If Bunge elects to sell it will receive proceeds up to fixed amounts specified in the agreements. If the proceeds of such sales are less than the specified fixed amounts, Bunge would be obligated under a guarantee to pay supplemental rent for the deficiency in proceeds. The operating leases expire through 2007. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under this guarantee. Bunge has not recorded any liability related to this guarantee at December 31, 2002.

        Bunge has issued a guarantee to a financial institution related to debt of its joint ventures in Argentina, its unconsolidated affiliates. The term of the guarantee is equal to the term of the related financing, which matures in 7 years. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under this guarantee. Bunge has recorded a liability of $6 million related to this guarantee at December 31, 2002.

        Bunge has issued guarantees to a financial institution in Brazil related to amounts owed the institution by certain of its customers. The terms of the guarantees are equal to the terms of the related financing arrangements, which can be as short as 120 days or as long as 360 days. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under these guarantees. Bunge has not recorded any liability related to these guarantees at December 31, 2002.

18. Redeemable Preferred Stock

        In December 2000, Bunge First Capital Limited ("First Capital"), a consolidated subsidiary of Bunge, issued 170,000 $.01 cent par value shares of cumulative variable rate redeemable preferred shares to private investors for $170 million. First Capital used the net proceeds of $163 million to make loans to subsidiaries of Bunge for their working capital requirements. The results of First Capital are included in Bunge's consolidated financial statements and all intercompany transactions are eliminated. The holders of the preferred shares are entitled to receive cumulative variable rate cash dividends paid quarterly, which is calculated based on three-month LIBOR plus a variable spread. If more than one quarterly dividend is unpaid, and on the occurrence of certain other events, the preferred shareholders may require First Capital to arrange for the sale of the preferred stock to third parties on behalf of the preferred shareholders based on the issue price plus accrued and unpaid dividends, or take certain other actions to protect the interests of the preferred shareholders.

        First Capital has the right to redeem the preferred stock, in whole or in part, for the issue price plus accrued and unpaid dividends.

        First Capital is a separate legal entity from Bunge and has separate assets and liabilities. The carrying value of these shares at both December 31, 2002 and 2001 was $171 million and is reflected in minority interest in the consolidated balance sheets.

19. Shareholders' Equity

        Between July 5, 2001 and July 12, 2001, Bunge's Board of Directors approved: (i) the exchange with Mutual Investment of 12,000 common shares, par value $1.00 per share, of Bunge Limited, for 1.2 million common shares, par value $.01 per share, of Bunge Limited, (ii) the declaration and payment of a 52.65-for-1 share dividend, (iii) an increase in Bunge's authorized share capital to 240 million common shares, par value $.01 per share, (iv) the authorization of 9,760,000 of undesignated preference shares and (v) the authorization of 240,000 of Series A Preference Shares.

        The common shares data presented herein have been restated for all periods to reflect the effects of the share exchange and share dividend above.

        On August 6, 2001, Mutual Investment effected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Mutual Investment. Prior to August 6, 2001, all of the common shares of Bunge were owned by Mutual Investment, a privately held company incorporated in Bermuda.

        On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. On September 6, 2001, Bunge sold 1,175,100 of its common shares, par value $.01, at an offering price of $16 per share upon the exercise of the underwriters' over-allotment option. Proceeds from the offering and the exercise of the underwriters' over-allotment option less underwriting discounts, commissions and expenses were $278 million. The net proceeds of the initial public offering were used to reduce indebtedness under Bunge's commercial paper program.

        In March 2002, Bunge sold 16,093,633 common shares in a public offering. Proceeds from this offering and the underwriters' exercise of the over-allotment option, less underwriting discounts, commissions and expenses, were $292 million. The net proceeds were used to buy back shares held by minority shareholders in connection with Bunge's corporate restructuring of its Brazilian subsidiaries (see Note 2) with the remainder used to reduce indebtedness under Bunge's commercial paper program.

Accumulated Other Comprehensive Income (Loss)—The following table summarizes the balances of related after-tax components of accumulated other comprehensive income (loss):

(US$ in millions)	Foreign Exchange Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Treasury Rate Lock Contracts	Minimum Pension Liability	Deferred Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2000	$(403)	$-	$-	$-	$-	$(403)
Other comprehensive income (loss)	(70)	-	-	-	-	(70)

Balance, December 31, 2000	(473)	-	-	-	-	(473)
Other comprehensive income (loss)	(222)	5	-	—	—	(217)

Balance, December 31, 2001	(695)	5	—	—	—	(690)
Other comprehensive income (loss)	(403)	—	(21)	(11)	(1)	(436)

Balance, December 31, 2002	$(1,098)	$5	$(21)	$(11)	$(1)	$(1,126)

20. Earnings Per Share

    Basic earnings per share is computed by dividing net income by the weighted average number of common shares, excluding any dilutive effects of options and performance-based restricted stock during the reporting period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and performance-based restricted stock, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,
(US$ in millions, except for share data)
	2002	2001	2000
Income from continuing operations—basic and diluted	$278	$124	$22

Weighted average number of common shares outstanding:
Basic	95,895,338	71,844,895	64,380,000
Effect of dilutive shares	753,791	159,859	—

Diluted	96,649,129	72,004,754	64,380,000

Income from continuing operations per share:
Basic	$2.90	$1.73	$.34

Diluted	$2.88	$1.72	$.34

21. Stock-Based Compensation

        Equity Incentive Plan—In 2001, Bunge established its Equity Incentive Plan (the "Employee Plan"), which is a shareholder approved plan. Under the plan, the Compensation Committee of the Board may award equity-based compensation to officers and other employees. Awards under the plan may be in the form of stock options, restricted stock or other awards. These awards may be granted to selected officers and employees of Bunge subject to the provisions of the plan and as determined by the Compensation Committee of the Board of Directors.

        Stock Option awards—Generally, stock options are granted to purchase shares of Bunge Limited common shares at not less than fair value at dates of grant. Options vest on a pro-rata basis over a three-year period on the anniversary date of the grant.

        Restricted Stock—Performance-based and regular restricted shares are granted to a limited number of key executives. The performance-based restricted shares are awarded at the beginning of a three-year performance period and vest as they are earned. The performance-based restricted stock vesting is dependent on Bunge obtaining certain targeted cumulative earnings per share ("EPS") growth during the three-year performance period. The targeted cumulative EPS under the plan is based on income per share from continuing operations adjusted for non-recurring charges and other one-time events at the discretion of the Compensation Committee. Vesting may be accelerated in certain situations such as a change in control of Bunge. The actual award is calculated based on a sliding scale whereby 50% of the granted performance-based restricted stock award vests if the minimum target is achieved. No vesting occurs if cumulative EPS is less than the minimum target. The award is capped at 150% of the grant for cumulative EPS performance in excess of the maximum target. Performance-based restricted shares are held by Bunge until the terms and conditions specified are satisfied and include the right to receive dividends during the restricted period.

        Regular restricted shares are limited to a vesting period of three years, whereby the shares vest pro-ratably over the three year period from the date of grant. Restricted shares are held by Bunge until the vesting terms are satisfied. Participants are entitled to receive share dividends during the restriction period.

        Compensation expense related to these restricted stock awards is based on the quoted market price of Bunge's common shares and is recorded in the consolidated statements of income based on the vesting terms. In accordance with APB No. 25, Bunge recorded compensation expense of $7 million, $3 million and $1 million for the years ended December 31, 2002, 2001 and 2000, respectively, for grants of restricted stock awards.

        In 2002, 2001 and 2000, there were 211,500, 123,522 and 199,202 restricted shares granted at a weighted average fair value per share of $21.92, $11.85 and $15.37, respectively. At December 31, 2002 and 2001, there were 534,224 and 322,724, respectively, of non-vested restricted shares unissued.

        Non-Employee Directors Equity Incentive Plan—In 2001, Bunge established its Non-Employee Directors Equity Incentive Plan (the "Directors Plan"). The Directors Plan is a non-shareholder approved plan. The Directors Plan provides for awards of stock options to non-employee directors. The options vest and are exercisable on the January 1st following the date of grant, assuming the director continued service as a member of the Board of Directors until such date. Vesting may be accelerated in certain situations such as a change in control of Bunge.

        Bunge has reserved 4,966,612 and 496,661 shares of common stock for grants of stock options and other restricted stock awards under Bunge's Employee Plan and Directors Plan, respectively. At December 31, 2002, 1,748,290 common shares were available for grant under Employee Plan and Directors Plan. Bunge's Employee Plan and Directors Plan provide that up to 5.0% and 0.5%, respectively, of Bunge's total outstanding common shares may be reserved for issuance pursuant to awards under the plans. Therefore, the number of shares reserved under the plans will increase as the number of Bunge's total issued common stock outstanding increases.

        A summary of Bunge's stock option activity for the Employee Plan and the Directors Plan and related information was as follows:

	Number of Shares	Weighted Average Exercise Price per Share
Options outstanding at January 1, 2001:	—	$—
Granted	2,137,372	16.74
Exercised	—	—
Forfeited	—	—
Expired	—	—

Options outstanding at December 31, 2001:	2,137,372	$16.74
Granted	1,164,100	21.61
Exercised	(83,500)	16.91
Forfeited	(37,213)	15.95
Expired	—	—

Options outstanding at December 31, 2002	3,180,759	$18.53

Exercisable options:
December 31, 2001	189,687	$18.87

December 31, 2002	973,378	$17.09

        Information regarding stock options outstanding and exercisable at December 31, 2002, was as follows:

	Range of Exercise Prices
	$15.87 - $16.00	$18.88 - $21.61
Options outstanding:
Number	1,474,160	1,706,599
Weighted average exercise price	$15.97	$20.74
Weighted average remaining contractual life in years	8.1	8.5
Options exercisable:
Number	600,399	372,979
Weighted average exercise price	$15.97	$18.88

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

	Year Ended December 31,
(US$ in millions, except per share data)
	2002	2001
Net income:
As reported	$255	$134
Pro forma	$249	$131
Earnings per common share:
Basic— as reported	$2.66	$1.87
Basic— pro forma	$2.60	$1.82
Diluted— as reported	$2.64	$1.86
Diluted— pro forma	$2.58	$1.82

        The estimated fair value of Bunge's options on the date of grant was calculated using the Black-Scholes option-pricing model. The weighted average fair value of stock options granted during 2002 and 2001 was $8.77 and $8.64, respectively. The following assumptions were used for the year ending December 31, 2002 and 2001:

	2002	2001
Assumptions:
Expected option life (in years)	9.60	9.96
Expected dividend yield	1.6%	.5%
Expected volatility of market price	35%	28%
Risk-free interest rate	3.8%	5.2%

22. Lease Commitments

        Bunge routinely leases storage facilities, transportation equipment and office facilities under operating leases.

        Minimum lease payments under capital and non-cancelable operating leases and the present value of net minimum payments at December 31, 2002 were as follows:

(US$ in millions)	Capital Leases	Operating Leases
2003	$3	$46
2004	3	29
2005	3	19
2006	2	15
2007	1	12
Thereafter	3	36

Total	$15	$157

Less imputed interest	4

Total present value of minimum capitalized payments	11
Less current portion of capital lease obligations	2

Long-term capital lease obligations	$9

        Rent expense under non-cancelable operating leases was $52 million, $43 million and $32 million for 2002, 2001 and 2000, respectively. The current portion of the capital lease obligations is included in other current liabilities and the long-term portion is included in non-current liabilities in the consolidated balance sheets.

23. Impairment and Restructuring Charges

        In 2001, Bunge recorded impairment charges of $14 million relating to non-cash write-downs of property, plant and equipment attributable to the planned closing of older, less efficient plants in the edible oil segment. In 2000, Bunge recorded $49 million of impairment and restructuring charges, principally related to the write-downs of certain long-lived assets, including four oilseed processing facilities. The write-downs were taken in response to a downturn in the agribusiness industry and the advancement in technology in certain product lines within the edible oil products segment and the corn products segment. The 2001 charges included $44 million of non-cash write-down of property, plant and equipment and employee termination costs paid of $5 million. The carrying value of these assets was written down to their estimated fair value. Bunge has recorded these impairment charges in cost of goods sold in the consolidated statements of income for the years ended December 31, 2001 and 2000.

24. Non-Operating Income (Expense)—Net

        Non-operating income (expense)—net consists of income and (expense) items as follows:

	Year Ended December 31,
(US$ in millions)
	2002	2001	2000
Interest income	$95	$114	$138
Interest expense	(148)	(187)	(202)
Interest expense on debt financing readily marketable inventories	(29)	(38)	(52)
Foreign exchange expenses	(179)	(148)	(116)
Other income (expense)	6	(4)	7

Total non-operating income (expense)—net	$(255)	$(263)	$(225)

        In 2002, 2001 and 2000, Bunge paid interest, net of interest capitalized, of $134 million, $228 million and $244 million, respectively.

25. Argentina

        The functional currency of Bunge's Argentine subsidiaries is the peso. In January 2002, the Argentine government abandoned the fixed peso-dollar exchange rate. The resulting devaluation of the peso during 2002 was 51%. Bunge's Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive income (loss) for the years ended December 31, 2002 and 2001 were foreign exchange translation losses of $68 million and $71 million, respectively, representing the loss from the translation of Bunge's Argentine assets and liabilities.

        On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% increase to the existing 3.5% export tariff on raw grains and a new 5% export tariff on manufactured agricultural and industrial goods, including soy meal and oil. On April 9, 2002, the Argentine government increased these tariffs an additional 10% on raw grains and an additional 15% on manufactured agricultural and industrial goods. As a result of these increases, the export tariffs are 23.5% on raw grains and 20% on manufactured agricultural and industrial goods. The current tariffs are shared between the growers and the exporters on a transaction-by-transaction basis, which affects the cost of raw materials. Bunge has accounted for these export tariffs in cost of goods sold in its consolidated statements of income in the year ended December 31, 2002.

        In addition, in the years ended December 31, 2002 and 2001, Bunge recorded a $44 million and a $20 million provision, respectively, against recoverable taxes related to payments owed by the Argentine government. At December 31, 2002 and 2001, the allowance for uncollectible recoverable taxes was $64 million and $20 million, respectively. Bunge did not record any deferred tax benefits on these provisions.

        In accordance with SFAS No. 52, Foreign Currency Translation, a highly inflationary economy is one whose cumulative inflation over a three-year period is 100% or more. Based on recent inflationary trends, it is possible Argentina's three-year cumulative inflation rate could exceed 100%. Upon classification as a highly inflationary economy, the functional currency of Bunge's Argentine subsidiaries will change to the U.S. dollar from the peso, as required by SFAS No. 52. The impact of this change would be reflected in Bunge's financial statements on a prospective basis only, and such impact cannot be determined at this time.

26. Brazil

        The functional currency of Bunge's Brazilian subsidiaries is the real. In 2002, the devaluation of the real to the U.S. dollar was 34%. Bunge's Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Accordingly, included in other comprehensive income (loss) for the years ended December 31, 2002 and 2001, were foreign exchange translation losses of $376 million and $144 million, respectively, representing the loss from the translation of Bunge's Brazilian assets and liabilities.

27. Operating Segments and Geographic Areas

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

  Operating Segment Information

(US$ in millions)	Agribusiness	Fertilizer	Edible Oil Products (1)	Wheat Milling and Bakery Products (1)	Other	Unallocated	Total
2002
Net sales to external customers	$10,291	$1,384	$1,471	$591	$337	$—	$14,074
Intersegment revenues	511	—	—	—	—	(511)	—
Gross profit	749	293	161	73	55	—	1,331
Income from operations	496	197	34	19	36	(43)	739
Depreciation, depletion and amortization	72	56	21	12	10	—	171
Investments in affiliates	1	6	—	9	—	36	52
Total assets (2)	4,883	1,259	1,409	276	320	202	8,349
Capital expenditures	$139	$58	$16	$12	$17	$—	$242
2001
Net sales to external customers	$8,412	$1,316	$872	$580	$304	$—	$11,484
Intersegment revenues	317	—	—	—	18	(335)	—
Gross profit	487	280	85	65	46	—	963
Income from operations	311	187	10	9	29	(19)	527
Depreciation, depletion and amortization	60	60	19	14	12	2	167
Investments in affiliates	15	14	—	—	—	—	29
Total assets	2,745	1,654	354	338	194	158	5,443
Capital expenditures	$69	$114	$27	$13	$7	$—	$230
2000
Net sales to external customers	$6,327	$1,466	$983	$563	$328	$—	$9,667
Intersegment revenues	213	—	—	—	—	(213)	—
Gross profit	223	238	137	57	28	—	683
Income from operations	91	153	34	10	8	—	296
Depreciation, depletion and amortization	53	52	14	17	11	2	149
Investments in affiliates	24	22	—	8	—	—	54
Total assets	2,938	1,731	450	316	190	229	5,854
Capital expenditures	$56	$90	$16	$18	$4	$—	$184

(1)
In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment. This change is reflected for 2002 and all prior year amounts have been reclassified to conform to the 2002 presentation.

(2)
Allocation of total assets is subject to adjustment upon finalization of the Cereol acquisition unallocated purchase price.

        Net sales by product group to external customers were as follows:

	Year Ended December 31,
(US$ millions)
	2002	2001	2000
Agricultural commodities products	$10,291	$8,412	$6,327
Fertilizer products	1,384	1,316	1,466
Edible oil products	1,471	872	983
Wheat milling and bakery products	591	580	563
Soy ingredient products	108	81	71
Corn products	229	223	257

Total	$14,074	$11,484	$9,667

        Geographic area information for net sales to external customers, determined based on the country of origin, and long-lived assets follows:

	Year Ended December 31,
(US$ millions)
	2002	2001	2000
Net sales to external customers:
United States	$4,703	$4,565	$5,027
Brazil	3,253	3,268	3,894
Argentina	452	446	542
Europe	4,183	1,094	—
Singapore	1,229	1,007	—
Rest of world	254	1,104	204

Total	$14,074	$11,484	$9,667

Long-lived assets(a):
United States	$726	$485	$489
Brazil	1,002	1,318	1,503
Argentina	53	57	98
Europe	394	—	—
Rest of world	98	4	23
Unallocated(b)	89	—	—

Total	$2,362	$1,864	$2,113

(a)
Long-lived assets include property, plant and equipment, net, goodwill and other intangible assets, net and investments in affiliates.

(b)
Unallocated purchase price relating to the Cereol acquisition. (See Note 2)

28. Quarterly Financial Information

	Quarter
(US$ in millions, except per share data)					Year End
	First	Second	Third	Fourth
	(Unaudited)
2002
Volume (in millions of metric tons)	14.6	23.6	21.4	30.7	90.3
Net sales	$2,684	$3,103	$3,603	$4,684	$14,074
Gross profit	184	320	496	331	1,331
Income from operations (1)	68	197	364	110	739
Income from continuing operations (2)	36	50	95	97	278
Cumulative effect of change in accounting principles (3)	(23)	—	—	—	(23)
Net income (3)	$13	$50	$95	$97	$255
Earnings per common share—basic
Income from continuing operations	$.42	$.50	$.96	$.98	$2.90
Cumulative effect of change in accounting principles (3)	(.27)	—	—	—	(.24)

Net income per share (4)	$.15	$.50	$.96	$.98	$2.66

Weighted average number of shares outstanding—basic	85,580,221	99,249,886	99,250,814	99,312,651	95,895,338

Market price:
High	$24.00	$23.88	$24.20	$26.00
Low	$18.60	$19.65	$17.79	$21.77

2001
Volume (in millions of metric tons)	13.7	17.5	21.7	18.6	71.5
Net sales	$2,472	$2,689	$3,151	$3,172	$11,484
Gross profit	156	210	333	264	963
Income from operations (1)	74	98	207	148	527
Income (loss) from continuing operations	(4)	23	57	48	124
Discontinued operations (5)	3	—	—	—	3
Cumulative effect of change in accounting principle (6)	7	—	—	—	7
Net income (7)	$6	$23	$57	$48	$134
Earnings per common share—basic
Income (loss) from continuing operations	$(.06)	$.36	$.76	$.58	$1.73
Discontinued operations	.04	—	—	—	.04
Cumulative effect of change in accounting principle	.11	—	—	—	.10

Net income per share (4)	$.09	$.36	$.76	$.58	$1.87

Weighted average number of shares outstanding—basic	64,380,000	64,380,000	75,221,060	83,155,100	71,844,895

Market price (8):
High	$—	$—	$18.25	$24.15
Low	$—	$—	$15.85	$15.95

(1)
Income from operations for the first, second, third and fourth quarters of 2002 includes $9 million, $19 million, $4 million and $12 million, respectively, relating to provisions for Argentine recoverable taxes.

  The fourth quarter and year ended December 31, 2001 includes a $20 million provision against recoverable taxes from the Argentine government. (See Note 25.)

(2)
Income from continuing operations for the third quarter of 2002 includes a loss of approximately $5 million, relating to the settlement of treasury interest rate lock contracts. Income from continuing operations for the fourth quarter of 2002 includes a gain of approximately $4 million, relating to a settlement of a foreign currency forward contract. (See Note 11.)

(3)
Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result of this adoption, Bunge recorded a charge of $14 million, net of $1 million tax for goodwill impairment, related mainly to goodwill in the bakery mixes business line of its wheat milling and bakery products segment. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of this adoption, Bunge recorded a charge of $9 million, net of $5 million tax relating to its mining assets and certain of its edible oil refining facilities. (See Note 7.) The results of the first quarter of 2002 have been restated to reflect the impact of the SFAS No. 143 adoption. Cumulative effect of change in accounting principles, net income, cumulative effect of change in accounting principles per share-basic and net income per share-basic as previously reported were $(14) million, $22 million, $(.16) and $.26, respectively.

(4)
Net income per share is computed independently for each period presented. As a result, the sum of net income per share for the years ended December 31, 2002 and 2001 does not equal the total computed for the year.

(5)
In the first quarter of 2001, Bunge recorded a $3 million, net of tax of $0 million, gain on the disposal of discontinued operations. (See Note 3.)

(6)
Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of this adoption, Bunge recorded income of $7 million, net of $4 million tax, for the fair value of previously unrecognized derivative instruments.

(7)
Net income for the fourth quarter and the year ended December 31, 2001 includes a charge of $14 million, $7 million after tax and minority interest, of impairment and restructuring charges principally related to the write-down of certain long-lived assets. (See Note 23.)

(8)
Prior to its August 2, 2001 initial public offering, Bunge's common shares were not publicly traded. Bunge's common shares are listed on the New York Stock Exchange under the symbol "BG".

29. Subsequent Events

      On February 28, 2003, Bunge paid a regular quarterly cash dividend of $.10 per share to shareholders of record on February 14, 2003. On March 17, 2003, Bunge announced that it will pay a regular quarterly cash dividend of $.10 per share on May 30, 2003 to shareholders of record on May 15, 2003.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Bunge Limited and Subsidiaries

We have audited the consolidated financial statements of Bunge Limited and Subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated February 21, 2003 (except Note 29, dated March 17, 2003)(which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in methods of accounting for goodwill and asset retirement obligations in 2002). Our audits also included the consolidated financial statement schedule of Bunge Limited and Subsidiaries, listed in Item 18 to Form 20-F. This consolidated financial statement schedule is the responsibility of the company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
New York, New York
February 21, 2003

BUNGE LIMITED

Schedule II—Valuation and Qualifying Accounts

(US$ in millions)

Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts		Deductions from reserves		Balance at end of period
FOR THE YEAR ENDED DECEMBER 31, 2000
Allowance for doubtful accounts	$57	7	6	(a)	(11	)(b)	$59
Income tax valuation allowance	$125	9	(11	)(a)	(28	)(c)	$95
FOR THE YEAR ENDED DECEMBER 31, 2001
Allowance for doubtful accounts	$59	24	(8	)(a)	(12	)(b)	$63
Income tax valuation allowance	$95	(17)	(14	)(a)	—		$64
FOR THE YEAR ENDED DECEMBER 31, 2002
Allowance for doubtful accounts	$63	25	6	(a)	(14	)(b)	$80
Income tax valuation allowance	$64	40	(13	)(a)	—		$91

(a)
Foreign exchange translation adjustments for all periods and effects of acquisitions of subsidiaries in 2000 and in 2002.
(b)
Write off of uncollectible accounts.
(c)
Reversal of previously reserved net operating loss resulting from a merger of our Brazilian subsidiaries.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of Cereol S.A.:

We have audited the accompanying consolidated balance sheets of Cereol S.A. ("the Company"—formerly the oilseed processing business of Eridania Béghin-Say—see Note 1) at September 30, 2002 and at December 31, 2001 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the nine month period ended September 30, 2002 and the year ended December 31, 2001 (all expressed in euros). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cereol S.A. at September 30, 2002 and at December 31, 2001 and the results of its operations and its cash flows for the nine month period ended September 30, 2002 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in France.

The accompanying 2001 consolidated financial statements were prepared to present the financial position and related results of operations and cash flows of the Company, as described in Note 1 to the financial statements, and may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Company had been operated as a stand-alone company for the year ended December 31, 2001.

Without qualifying the conclusion expressed above, we draw attention to Note 15.c "Claims and litigation in progress" in the notes to the consolidated financial statements specifically item (i) which describes a claim and the position taken by the Company in the preparation of the consolidated financial statements at September 30, 2002.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the nine month period ended September 30, 2002 and the year ended December 31, 2001 and the determination of shareholders' equity at September 30, 2002 and at December 31, 2001 to the extent summarized in Notes 30, 31 and 32.

Our audits also comprehended the translation of the euro amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ DELOITTE TOUCHE TOHMATSU

Paris, France
February 14, 2003

CEREOL S.A.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	At September 30, 2002 (Note 2.s)	At September 30, 2002	At December 31, 2001
	(In USD millions)	(in EUR millions)
ASSETS
Goodwill, net (Note 5)	158.3	160.2	158.1
Intangible assets, net (Note 6)	122.3	123.8	131.3
Property, plant and equipment, net (Note 7)	800.1	809.9	829.2
Investments accounted for by the equity method (Note 8)	31.1	31.5	27.8
Other financial assets (Note 9)	18.0	18.2	17.8

Long term assets	1,129.8	1,143.6	1,164.2

Deferred tax assets (Note 21c)	23.3	23.6	33.5
Inventories and work-in-process (Note 10)	565.3	572.2	750.3
Trade receivables and related accounts, net (Note 11)	387.8	392.5	436.0
Other current assets (Note 12)	77.4	78.4	109.6
Marketable securities (Note 13)	4.5	4.6	5.6
Cash	93.5	94.6	244.3

Current assets	1,151.8	1,165.9	1,579.3

Total assets	2,281.6	2,309.5	2,743.5

LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital	25.4	25.7	25.7
Additional paid-in capital	848.7	859.1	859.1
Consolidated reserves	59.7	60.4	6.4
Net income for the period	44.8	45.4	70.5
Currency translation adjustments	1.1	1.1	(5.5)

Shareholders' equity—Group share (Note 4)	979.7	991.7	956.2

Minority interests (Note 14)	28.4	28.7	33.3

Total shareholders' equity	1,008.1	1,020.4	989.5

Deferred tax liabilities (Note 21c)	141.3	143.0	149.6
Provisions for risks and charges (Note 15)	82.7	83.7	35.4
Long-term debt (Note 16)	636.4	644.2	1,057.2

Long-term liabilities	860.4	870.9	1,242.2

Trade payables and related accounts	324.4	328.4	349.8
Other liabilities (Note 17)	88.7	89.8	162.0

Current liabilities	413.1	418.2	511.8

Total liabilities and shareholders' equity	2,281.6	2,309.5	2,743.5

The accompanying notes are an integral part of these financial statements

CEREOL S.A.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

	Nine months ended
	September 30, 2002 (Note 2.s)	September 30, 2002	September 30, 2001 (Unaudited)	Year ended December 31, 2001
	(In USD millions)	(in EUR millions)
Sales (Note 23)	3,535.0	3,578.2	3,873.3	5,178.6
Other operating revenues	7.0	7.1	11.8	13.4
Cost of goods sold	(2,695.1)	(2,728.0)	(2,938.9)	(3,914.0)
Payroll expense (Note 27)	(197.0)	(199.4)	(204.5)	(273.0)
Other operating expenses	(465.0)	(470.7)	(536.9)	(704.7)
Depreciation and amortization.	(71.0)	(71.9)	(75.4)	(99.8)

Net operating income	113.9	115.3	129.4	200.5
Financial expense, net (Note 19)	(32.8)	(33.2)	(52.7)	(64.9)

Pre-tax income from continuing operations	81.1	82.1	76.7	135.6
Non-recurring income (expense), net (Note 20)	(16.9)	(17.1)	(21.2)	6.1
Corporate income taxes (Note 21)	(16.9)	(17.1)	(15.4)	(55.9)

Net income of fully consolidated companies	47.3	47.9	40.1	85.8
Group share in income of companies accounted for by the equity method	2.0	2.0	2.0	1.8
Goodwill amortization	(5.3)	(5.4)	(3.0)	(3.9)

Net income before minority interests	44.0	44.5	39.1	83.7
Minority interests	0.9	0.9	(7.2)	(13.2)

Net income—Group share	44.9	45.4	31.9	70.5

Average number of shares		25,668,609	25,668,609	25,668,609
Diluted number of shares		25,668,609	25,668,609	25,668,609
Basic earnings per share (Note 22)	1.75	1.77	1.24	2.75
Diluted earnings per share (Note 22)	1.75	1.77	1.24	2.75

The accompanying notes are an integral part of these financial statements

CEREOL S.A.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2002 (Note 2.s)	September 30, 2002	September 30, 2001 (Unaudited)	Year ended December 31, 2001
	(In USD millions)	(In EUR millions)
CASH PROVIDED/(USED) BY OPERATING ACTIVITIES
Operating income	113.9	115.3	129.4	200.5
Depreciation and amortization	71.0	71.9	75.4	99.8
Operating provisions included in other operating expenses	12.8	12.9	13.6	16.1

Gross operating income	197.7	200.1	218.4	316.4
Changes in operating working capital items(1)	119.0	120.5	(25.5)	(226.9)

Cash from operations	316.7	320.6	192.9	89.5
Interests paid	(32.8)	(33.2)	(54.5)	(76.7)
Income tax paid	(33.7)	(34.1)	(17.7)	(26.5)
Dividends received from companies accounted for by the equity method	—	—	1.1	1.1
Other expenses paid, net	0.2	0.2	(20.8)	(23.0)

TOTAL	250.4	253.5	101.0	(35.6)

CASH PROVIDED/(USED) BY INVESTING ACTIVITIES
Property, plant and equipment capital expenditures	(76.7)	(77.6)	(69.0)	(90.1)
Other non-current asset capital expenditures	(1.3)	(1.3)	(2.2)	(3.8)
Disposals of non-current assets	3.2	3.2	3.0	11.5
Investments in consolidated subsidiaries(2)	(86.2)	(87.3)	—	—
Disposals of consolidated subsidiaries(3)	67.6	68.4	—	68.3
Changes in working capital related to investing activities	0.4	0.4	0.4	4.3

TOTAL	(93.0)	(94.2)	(67.8)	(9.8)

CASH PROVIDED/(USED) BY FINANCING ACTIVITIES
Capital increase paid by minority shareholders of consolidated subsidiaries	1.6	1.6	1.6	0.8
Dividends paid to Cereol shareholders	(16.3)	(16.5)	(22.8)	(22.8)
Dividends paid to minority shareholders of consolidated subsidiaries	—	—	(3.4)	(3.4)
Proceeds from long-term debt	519.1	525.5	298.1	562.0
Repayment from long-term debt	(809.2)	(819.1)	(257.8)	(373.1)

TOTAL	(304.8)	(308.5)	15.7	163.5

Impact of exchange rate variations on cash	(1.5)	(1.5)	(1.3)	3.1
NET CHANGE IN CASH AND CASH EQUIVALENTS	(148.9)	(150.7)	47.6	121.2
CASH AND CASH EQUIVALENTS BEGINNING OF THE PERIOD	246.9	249.9	128.7	128.7

CASH AND CASH EQUIVALENTS END OF THE PERIOD	98.0	99.2	176.3	249.9

(1) Analysis of timing differences:
Decrease (increase) in inventories — gross value	134.4	136.0	117.9	(12.1)
Decrease (increase) in trade receivables — gross value	(3.8)	(3.8)	(19.6)	(27.3)
Decrease (increase) in other receivables — gross value	42.1	42.6	31.6	43.0
Increase (decrease) in trade payables	20.2	20.5	(42.5)	(28.8)
Increase (decrease) in other liabilities	(73.9)	(74.8)	(112.9)	(201.7)
Total	119.0	120.5	(25.5)	(226.9)
(2) Net of cash and cash equivalents of subsidiaries acquired	(0.9)	(0.9)	—	—
(3) Net of cash and cash equivalent of subsidiaries disposed of	(1.6)	(1.6)	—	(144.2)

The accompanying notes are an integral part of these financial statements

CEREOL S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Business description and basis of presentation

        Cereol S.A. and its consolidated subsidiaries (the "Company") are engaged in the processing of oilseeds in Europe and North America. As part of its operations in Europe and North America, the Company is also engaged in the production of edible oils, and soy protein concentrates. The Company conducts business through three segments, Food Oils Europe, North American Processing and Specialty Products. While the Company's primary operations are located in Europe and North America, its products are marketed worldwide. The Company is publicly traded on the Premier Marché of Euronext Paris SA, and is headquartered in Paris, France.

        The Company became an independent, separately traded, publicly held company in France on July 1, 2001, when the former Eridania Béghin-Say, a French publicly traded company, spun-off its operating businesses by means of a distribution of its assets and liabilities to the Company and three other public companies, to the shareholders of Eridania Béghin-Say.

        Eridania Béghin-Say was a diversified French publicly traded company engaged in the production of sugar and related by-products, oilseed processing, starch production, and animal nutrition. In the spin-off transaction, Eridania Béghin-Say transferred substantially all assets and liabilities associated with its oilseed processing business to the Company and each Eridania Béghin-Say shareholder received one share of the Company's shares for each share owned in Eridania Béghin-Say prior to the date of the transaction.

        The consolidated financial statements for the year ended December 31, 2001, include the results of the contributed oilseed processing businesses and other related contributed businesses as operated by Eridania Béghin-Say for the period in 2001 prior to the spin-off transaction and the subsequent operations of these businesses as operated by the Company as an independent public company for the remainder of the year.

        In the absence of specific guidance related to spin-off transactions under French generally accepted accounting principles, and following the approval of the Commission des Operations de Bourse, the regulatory body which governs publicly listed companies in France, and applying accounting principles based upon the purchase method of accounting, the historical carrying values of the contributed assets and liabilities have been adjusted as a result of independent appraisals of the values of the underlying businesses using discounted cash flow analyses and other valuation techniques. The effects of the spin-off transaction have been reflected in the consolidated financial statements as if the legal date of the spin-off transaction was January 1, 2001.

Note 2—Summary of significant accounting policies

a)    Principles of Consolidation

        The consolidated financial statements of the Company are prepared in accordance with French Accounting Standards Committee Regulation 99-02 governing commercial and public company consolidated financial statements and generally accepted accounting principles in France.

        Investments over which the Company has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control are fully consolidated, except for some companies, not significant in the aggregate, which are not consolidated for practical purposes. Control exists where the Company has the power directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

        Investments in which the Company and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method with the Company's share of the joint venture's results, assets and liabilities recorded in the consolidated financial statements.

        Investments in which the Company has an equity interest representing a voting right of more than 20% and over which the Company exercises significant influence, but not control, are accounted for under the equity method.

        All other investments in affiliates, which are not consolidated, are recorded at cost.

        Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income as of the date of control or up to the date of transfer of control, respectively.

        All significant intercompany balances have been eliminated in consolidation. With respect to proportionately consolidated companies, intercompany transactions are eliminated on the basis of the Company's interest in the entity involved.

b)    Foreign currency translation

        Transactions denominated in foreign currency are translated into euro on the basis of the exchange rates in effect at the transaction date. Receivables and payables in foreign currency are valued at period-end rates and any translation differences are reported in the income statement as financial expenses.

        The financial statements of non Euro-zone companies are translated to the euro using the period-end rate method. Balance sheet items are translated into euros at period-end exchange rates. Income and expense items are translated at average euro exchange rates for the period. Any resulting translation differences are recorded in consolidated shareholders' equity.

        Exchange rates for the main currencies used were as follows:

		September 30, 2002		December 31, 2001
1 for euro monetary unit		Average rate	Period-end rate	Average rate	Period-end rate
Canadian dollar	CAD	0.68705	0.64243	0.72119	0.71038
US dollar	USD	1.07805	1.01420	1.11657	1.13469
Hungarian florint	HUF	0.00410	0.00410	0.00390	0.00408
Swiss franc	CHF	0.68157	0.68442	0.66203	0.67435
Danish krone	DKK	0.13457	0.13464	0.13419	0.13447
Pound sterling	GBP	1.59655	1.58856	1.60795	1.64339
Brazilian real	BRL	0.39946	0.25876	0.47409	0.48565
Polish new zloty	PLZ	0.26243	0.24434	0.27241	0.28610
Romanian leu	ROL	0.03274	0.03070	0.03844	0.03595
Russian rouble	RUR	0.03446	0.03189	0.03822	0.03679
Ukrainian hryvnia	UAH	0.20221	0.18982	0.20778	0.21118

c)    Business acquisitions and goodwill

        Business acquisitions are accounted for by the purchase method. This method consists of recording the assets and liabilities of the acquired business at fair value. The excess between the cost of the shares and the fair value of identifiable assets and liabilities at the time of acquisition is recorded as goodwill. Additional fair value adjustments may be made during the year following the year of acquisition.

        Goodwill is amortized over a maximum of forty years, except in specific cases where a shorter period is justified. Fair value adjustments are not recorded where this would lead to the recognition of negative goodwill.

d)    Revenue recognition

        Sales are recognized when all of the following criteria are met:

  •
  the seller has transferred to the buyer the significant risks and rewards of ownership;

  •
  the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the seller;

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

e)    Non-recurring items

        Non-recurring income and expenses recorded in the consolidated income statement include exceptional items resulting from ordinary activities of the Company and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or impact is unusual or because they rarely occur.

f)    Intangible assets

        Intangible assets are recorded at cost based upon the new basis of accounting described in Note 1 for those assets contributed by Eridania Béghin-Say at the spin-off date and are amortized by the straight-line method over the following periods:

Brands	not amortized
Goodwill	40 years
Preliminary expense	5 years
Software	1-5 years

        Brands are generally valued based upon appraisals from independent appraisers. Due to the legal protection enjoyed by brands they are not amortized but a provision is recorded in the case of a material, permanent impairment in value.

g)    Research and development expenditure

        Research and development costs are generally expensed in the period in which they are incurred. To the extent that some projects show technical feasibility and a high probability of success, some development costs may be capitalized and amortized over a period not exceeding 5 years.

h)    Property, plant and equipment

        Property, plant and equipment are recorded at cost based upon the new basis of accounting described in Note 1 for those assets contributed by Eridania Béghin-Say at spin-off date. Depreciation is based upon the straight-line method over the estimated useful life of the related asset.

        The principal useful lives of property plant and equipment are as follows:

Buildings	20-40 years
Industrial equipment and tools	3-20 years
Fittings and fixtures	10-20 years
Office furniture	10 years
Vehicles	5 years

        Assets acquired under finance leases are capitalized at fair value at the inception of the lease and depreciated on the basis described above. An obligation in the same amount is recorded as a liability.

        Maintenance and repair costs are expensed in the period in which they are incurred, except if they improve the condition of the asset beyond its original determined useful life.

i)    Inventories and work-in-process

        Inventories and work-in-process are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

j)    Retirement and other post-employment benefits

        The Company's liability to active and retired employees for the payment of pensions, retirement bonuses, medical benefits, long-service awards, life insurance and other post-employment benefits is recognized in the financial statements.

        Payments under defined contribution plans are expensed in the period to which they relate.

        The cost of post-employment defined benefit plans is determined using the projected unit credit method. This method consists of allocating benefit entitlements to periods of service according to the benefit formula. If an employee's service in later years will lead to a materially higher level of benefit than in earlier years, benefits are allocated on a straight-line basis.

        Benefit obligations are determined on an actuarial basis, taking into account future salary levels, retirement age and mortality rates. They are discounted to present value, based on market yields for high quality bonds.

        Actuarial gains and losses are amortized over the estimated average remaining service lives of participating employees. This method consists of recognizing only a specified portion of the net cumulative actuarial gains and losses that exceed the greater of:

  •
  10% of the present value of the defined benefit obligation (before deducting plan assets); and

  •
  10% of the fair value of any plan assets.

k)    Impairment of long-lived assets

        Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets including goodwill may not be recoverable, the carrying amount is compared with the estimated undiscounted future cash flows expected to result from the use of the assets and their possible disposition. If the sum of undiscounted expected cash flows is less than the carrying amount of these assets, an impairment loss is recognized based on the fair value of the assets, derived from the present value of expected future cash flows.

l)    Provisions for restructuring and other provisions for risks and charges

        Provisions for risks and charges are uncertain as to their amount or timing but are intended to cover risk and charges considered probable or certain at the period-end as a result of past or current events.

        A provision for restructuring costs is recorded when management decides upon the closure of facilities or downsizing measures. These costs can include, in particular, an estimate of installation closure and employee redundancy costs.

        In the case of acquisitions, certain restructuring costs incurred by the acquiring company to reduce surplus capacity following the acquisition may be considered as relating to the acquisition and included in the cost of the acquisition.

        In December 2000, the "Comité de la Réglementation Comptable" issued the regulation (règlement) no 2000-06, which requires French companies to adopt new accounting rules related to the recognition of liabilities for fiscal years beginning on or after January 1, 2002. The regulation requires that a liability should be recognized when, and only when, an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The adoption of this regulation did not have a material effect on the Company's consolidated financial statements.

m)  Use of estimates

        The preparation of financial statements in conformity with French GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, such as depreciation and provisions, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from the estimates.

n)    Deferred income taxes

        Deferred income taxes are calculated using by the balance sheet liability method based upon temporary differences between the carrying amount of assets / liabilities on the balance sheet, and their tax bases. Deferred taxes are measured using the tax rate expected to be applicable at the date of recovery or settlement. Deferred tax assets, including those relating to unused tax losses carried forward, determined by taxable entity, are recognized from the time at which it is probable that they can be effectively utilized. Taxes are provided on planned dividend distributions, expected within the forthcoming year. No provision is made for taxes that would be payable resulting from the distribution of subsidiaries' unremitted earnings where they are considered to be permanently reinvested.

o)    Financial hedging activities

        Management's policies related to hedging activities are as follows:

        Interest rate and currency risks are monitored by the central treasury and managed jointly with the related subsidiaries.

        The Company uses various techniques to manage its foreign exchange and interest rate risk. Financial instruments are used solely for hedging purposes, and not for speculative purposes. The risks related to financial instruments are managed by the central treasury using defined hedging policies. Financial instrument positions are traded either on organized markets or in over-the-counter transactions with high-quality financial institutions. Gains and losses on financial instruments are recorded concurrently with gains and losses on the hedged exposures. In a limited number of cases where a financial instrument does not qualify as a hedge of a financial exposure, unrealized losses are recognized in income and unrealized gains are not recognized.

•      Currency risks

        Currency risks arising from commercial transactions are analyzed and managed as soon as they are identified. Probable risks are hedged by means of forward purchases and sales of foreign currencies and currency options, based on expected trends in exchange rates, and on whether future rates are higher or lower than spot rates. Currency risks arising from borrowings secured by subsidiaries in currencies other than their functional currency are systematically hedged either by cash flows in the borrowed currency or by means of currency swaps. As an exception to this principle, with the prior approval of the Executive Committee, the Company may retain its exposure to currency risks in order to secure a lower rate of interest.

•      Interest rate risks

        Interest rate risk is managed separately in each currency using strategies that take into account the specific characteristics of the local financial market. Hedging strategies are based on the use of either interest rate swaps, or options, generally by means of a combination of several options.

        The Company has set standards in terms of hedging volumes, the period covered by hedging positions and the weighting between futures and options, based on the amounts of the Company's exposure in each currency and anticipated trends in interest rates.

•      Commodity risks

        The availability and price of commodities and other agricultural raw materials can fluctuate significantly due to factors that are difficult to predict. These include weather conditions, market cyclicality, agricultural policies in various countries, and changes in worldwide demand.

        To reduce the risk of price volatility, the Company uses futures contracts to minimize its raw materials and commodities positions. The Company also implements commodity swap hedging strategies without physical delivery.

        Gains and losses on these contracts are recognized in income on a basis consistent with the gain or loss on the sale of the related products.

        Potential risks are analyzed at each period-end including, inventory positions, forward purchases and sales of commodities and other raw materials, futures contracts, forward purchases and sales of foreign currency to hedge forward raw material contracts denominated in foreign currencies. Provisions are recorded based upon unrealized losses.

p)    Marketable securities including treasury stocks

        Marketable securities are recorded at acquisition cost and valued at the period-end at the lower of historical cost or market value.

        Treasury stock purchased by the Company, including stock purchase plans, is recorded as marketable securities.

q)    Consolidated statement of cash flows

        The consolidated statement of cash flows is presented in accordance with International Accounting Standard 7 "Cash Flow Statements".

        Cash and cash equivalents include cash and marketable securities. Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

r)    Earnings per share

        Basic earnings per share corresponds to net income divided by the weighted average number of shares outstanding during the period, calculated according to the method recommended by the French accounting authorities ("Ordre des Experts Comptables" recommendation no. 27). The weighted average number of shares used to calculate comparative earnings per share data excludes shares held in treasury stock and for allocation on exercise of stock options.

s)    Convenience translation

        The consolidated balance sheet and consolidated statements of income and cash flows include the presentation of amounts as of and for the period ended September 30, 2002 denominated in millions of US dollars. These amounts are presented for the convenience of the reader and have been prepared using an exchange rate of 1.00 euro to 1.0122 USD, which was the Noon Buying Rate on September 30, 2002. Such translation should not be construed as representations that the euro amount has been, could have been or in the future could be converted into US dollars at that or any other exchange rate.

Note 3—Scope of consolidation

        The scope of consolidation includes 48 companies, of which 3 are proportionally consolidated. In addition, three companies are accounted for by the equity method (Note 33).

a)    Acquisitions

•      Investment in Oleina Holding

        On February 28, 2002, the Company acquired 49% of the share capital of Oleina Holding it did not previously own. Cash consideration of USD 27.0 million (EUR 31.0 million) was paid to the former Oleina Holding stockholders. The final acquisition price is adjustable upwards or downward depending on the outcome of the arbitration procedure between the Company and the former shareholders of Oleina Holding (Note 15 c.). The acquisition was accounted for using the purchase method of accounting. The preliminary allocation of the purchase price at September 30, 2002 is as follows (in EUR millions):

Cost of acquisition	31.0
Fair value of net assets acquired	4.2
Goodwill	26.8

        In addition, this acquisition led to changes in percentage of interest in affiliates of Oleina Holding. Changes in these percentages resulting from this acquisition are as follows:

	September 30, 2002	December 31, 2001
DOEP	92.88%	43.28%
Suntrade	100.00%	51.00%
Oleina S.A.	100.00%	75.50%
Oleina distributors	99.29%	50.23%

•      Investment in CanAmera Foods

        On May 28, 2002, Cereol acquired the 50% of the share capital of CanAmera Foods it did not previously own. Cash consideration of EUR 55.1 million was paid to the former CanAmera shareholders. The acquisition was accounted for using the purchase method of accounting. The preliminary allocation of the purchase price at September 30, 2002 is as follows (in EUR millions):

Cost of acquisition	55.1
Fair value of net assets acquired	55.1
Goodwill	—

b)    Disposals

•      Sale of Carapelli

        On May 31, 2002, Cereol sold its entire shareholding in Carapelli Firenze SpA. This sale resulted in the removal of the following three companies from the scope of consolidation: Carapelli Firenze SpA, Carapelli USA L.L.C. and Carapelli Firenze USA, Inc.

        These disposals realized the following capital gains (in EUR millions):

Proceeds of disposal	70.0
Net book value of items sold	40.7
Gain on sale before tax	29.3

•      Sale of Koipe

        On December 19, 2001, Cereol sold its entire shareholding in Koipe S.A. (51.24%).

        These disposals realized the following capital gains (in EUR millions):

Proceeds of disposal	212.5
Net book value of items sold	188.4
Gain on sale before tax	24.1

Note 4—Changes in shareholders' equity—Group share

(in EUR millions)	Share capital	Additional paid-in capital	Reserves	Cumulative translation adjustments	Net income	Total
At January 1, 2001	25.7	881.9	6.4	—	—	914.0
Dividends paid	—	(22.8)	—	—	—	(22.8)
Share issues	—	—	—	—	—	—
Net income for the year	—	—	—	—	70.5	70.5
Translation adjustments	—	—	—	(5.5)	—	(5.5)

At December 31, 2001	25.7	859.1	6.4	(5.5)	70.5	956.2

Appropriation of net income	—	—	70.5	—	(70.5)	—
Dividends paid	—	—	(16.5)	—	—	(16.5)
Share issues	—	—	—	—	—	—
Net income for the period	—	—	—	—	45.4	45.4
Translation adjustments	—	—	—	6.6	—	6.6

At September 30, 2002	25.7	859.1	60.4	1.1	45.4	991.7

a)    Stock option plan

        The Company maintains one stock option plan. This plan was initially authorized by the annual meeting of shareholders as at June 30, 2001 and implemented by the Board meeting on September 10, 2001. The stock option plan grants options to purchase shares of the company's common stock to management employees as well as Company executives or its affiliates. The number of options granted totaled 152,900. The strike price is EUR 26.20, which represents the average share market price over the prior 20 trading days before the grant date. Options vest over a four-year period, starting September 10, 2001. The options expire ten years after the date of grant.

        Information relating to the Cereol stock options granted during 2001 and 2002 is summarized as follows:

	Number of options	Weighted average exercise price
		(in EUR)
January 1, 2001	—	—

Granted	152,900	26.20
Exercised	(4,800)	26.20
Cancelled	(700)	—

December 31, 2001	147,400	26.20

Granted	—	—
Exercised	(1,000)	26.20
Cancelled	(30,200)	—

September 30, 2002	116,200	26.20

Note 5—Goodwill, net

      Changes in goodwill are as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Beginning of the period	158.1	143.9
Investments and divestments	7.5	17.9
Translation adjustments	—	0.2
Amortization(*)	(5.4)	(3.9)

End of the period	160.2	158.1

(*)
The amortization expense on goodwill amounted to EUR 3.0 million for the period starting January 1, 2001 and ending September 30, 2001 (unaudited).

        The change in recorded goodwill resulting from investments and divestments during 2001 (EUR 17.9 million) primarily results from the disposal of negative goodwill on the sale of the Koipe Group (EUR 15.1 million) in December 2001 and the sale of Riso Eurico (EUR 2.5 million) in October 2001.

        The change in recorded goodwill resulting from investments and divestments during the period ended September 30, 2002 (EUR 7.5 million) primarily results from the acquisition of an additional stake in Oleina Holding (EUR 26.8 million) in February 2002, and the sale of the Carapelli Group (EUR (15.5) million) in May 2002.

        At September 30, 2002, the net book value of goodwill is comprised of:

(in EUR millions)	September 30, 2002	December 31, 2001
Gross value	174.0	167.1
Accumulated amortization	(13.8)	(9.0)

Net value	160.2	158.1

Note 6—Intangible assets, net

a)    By nature

        Intangible assets are as follows:

(in EUR millions)	Gross value	Accumulated Amortization	Net value September 30, 2002	Gross value	Accumulated Amortization	Net value December 31, 2001
Brands	120.0	—	120.0	126.8	—	126.8
Other	10.5	(6.7)	3.8	12.5	(8.0)	4.5

Total	130.5	(6.7)	123.8	139.3	(8.0)	131.3

        The Company allocates a portion of the purchase price to identifiable intangible assets. Values are then allocated on the basis of valuations reflecting the contribution to earnings of each brand and trademark as well as customer recognition.

b)    Changes during the period

(in EUR millions)	September 30, 2002	December 31, 2001
Beginning of the period	131.3	282.4
Additions	1.2	3.1
Disposals	(7.4)	(152.4)
Amortization(*)	(1.2)	(2.3)
Translation adjustments	(0.3)	0.2
Other movements	0.2	0.3

End of the period	123.8	131.3

(*)
The amortization expense on intangible assets amounted to EUR 1.2 million for the period starting January 1, 2001 and ending September 30, 2001 (unaudited).

Note 7—Property, plant and equipment, net

a)    By nature

        Property, plant and equipment are as follows:

(in EUR millions)	Gross value	Accumulated Depreciation	Net value September 30, 2002	Gross value	Accumulated Depreciation	Net value December 31, 2001
Land	22.6	—	22.6	21.1	—	21.1
Buildings	370.4	(141.3)	229.1	379.7	(133.3)	246.4
Industrial equipment and tools	939.3	(469.6)	469.7	926.6	(421.1)	505.5
Other fixed assets	41.0	(30.0)	11.0	41.5	(29.7)	11.8
Fixed assets in progress	76.7	—	76.7	44.1	—	44.1
Advances and down payments	0.8	—	0.8	0.3	—	0.3

Total	1,450.8	(640.9)	809.9	1,413.3	(584.1)	829.2

b)    Changes during the period

(in EUR millions)	September 30, 2002	December 31, 2001
Beginning of the period	829.2	879.9
Changes in the consolidation scope(*)	28.6	(49.7)
Additions	77.6	90.1
Disposals	(3.8)	(8.0)
Depreciation(**)	(70.4)	(96.8)
Translation adjustments(***)	(49.6)	22.2
Other movements	(1.7)	(8.5)

End of the period	809.9	829.2

(*)
The change during the period ended September 30, 2002 is primarily a result of the purchase of the remaining 50% interest in CanAmera Foods (EUR 43.0 million) and the sale of the Carapelli Group (EUR (14.7) million). The change during the year ended December 31, 2001 is primarily a result of the disposals of Koipe (EUR (38.0) million) and Riso Eurico (EUR (12.0) million).

(**)
The depreciation expense on tangible assets amounted to EUR 74.3 million for the period starting January 1, 2001 and ending September 30, 2001 (unaudited).

(***)
Translation adjustments are primarily due to fluctuations in the US Dollar exchange rate during the periods indicated.

Note 8—Investments accounted for by the equity method

      Changes in investments accounted for by the equity method are as follows:

			Net income		Group share in equity
Company	Country	% capital held	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
			(in EUR millions)		(in EUR millions)
Saipol S.A.	France	33.34	1.9	1.6	28.0	25.4
Universal Financial Services Ltd	USA	50.00	0.2	—	2.3	2.3
Other	—	—	(0.1)	0.2	1.2	0.1

Total	—	—	2.0	1.8	31.5	27.8

Note 9—Other financial assets

      Other financial assets are comprised of the following:

(in EUR millions)	September 30, 2002	December 31, 2001
Loans and advances to third parties	16.5	15.9
Deposits and guarantees	1.7	1.9

Total	18.2	17.8

Note 10—Inventories and work-in-process

a)    By nature

        Inventories and work-in-process are comprised of the following:

(in EUR millions)	Gross value	Valuation allowance	Net value September 30, 2002	Gross value	Valuation allowance	Net value December 31, 2001
Raw materials	321.3	(4.2)	317.1	455.2	(1.7)	453.5
Work-in-process	21.7	—	21.7	34.3	(0.1)	34.2
Finished products	234.6	(1.2)	233.4	263.3	(0.7)	262.6

Total	577.6	(5.4)	572.2	752.8	(2.5)	750.3

b)    Change in valuation allowance during the period

        The change in the valuation allowance for inventories is as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Beginning of the period	(2.5)	(2.3)
Current year addition	(3.1)	(0.1)
Translation adjustments	0.2	(0.1)

End of the period	(5.4)	(2.5)

Note 11—Trade receivables and related accounts, net

a)    By nature

        Trade receivables and related accounts are comprised of the following:

(in EUR millions)	Gross value	Valuation allowance	Net value September 30, 2002	Gross value	Valuation allowance	Net value December 31, 2001
Advances	4.6	(2.5)	2.1	18.1	(3.6)	14.5
Trade receivables	405.7	(15.3)	390.4	443.5	(22.0)	421.5

Total	410.3	(17.8)	392.5	461.6	(25.6)	436.0

b)    Change in the valuation allowance during the period

        The change in the valuation allowance for doubtful accounts is as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Beginning of the period	(25.6)	(25.7)
Current year release (addition), net	(1.1)	(0.4)
Translation adjustments	1.2	(0.6)
Other movements(*)	7.7	1.1

End of the period	(17.8)	(25.6)

(*)
For the period ended September 30, 2002, this amount is primarily related to the disposal of Carapelli for EUR 7.9 million and the acquisition of 50% of CanAmera for EUR 0.2 million.

Note 12—Other current assets

a)    By nature

        Other current assets are comprised of the following:

(in EUR millions)	Gross value	Valuation allowance	Net value September 30, 2002	Gross value	Valuation allowance	Net value December 31, 2001
Other operating receivables	47.8	(2.6)	45.2	63.4	(3.8)	59.6
Other receivables	10.7	—	10.7	17.3	—	17.3
Prepaid expenses	21.1	—	21.1	31.0	—	31.0
Deferred charges	5.5	(4.1)	1.4	7.0	(5.3)	1.7

Total	85.1	(6.7)	78.4	118.7	(9.1)	109.6

b)    Changes in the valuation allowance during the period

        The change in the valuation allowance for doubtful accounts is as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Beginning of the period	(9.1)	(7.8)
Current year release (addition), net	0.1	(1.2)
Translation adjustments	0.6	(0.3)
Other movements	1.7	0.2

End of the period	(6.7)	(9.1)

Note 13—Marketable securities

        Marketable securities include treasury shares in the amount of EUR 3.2 million and EUR 3.3 million at September 30, 2002 and December 31, 2001 respectively.

        These shares were acquired under the Company's share buyback program, to stabilize the Company's share price and for allocation on exercise of stock options to be granted at a future date. The market value of these shares was EUR 4.7 million and EUR 4.1 million at September 30, 2002 and December 31, 2001, respectively.

Note 14—Minority interests

(in EUR millions)	September 30, 2002	December 31, 2001
Beginning of the period	33.3	224.4
Minority interests in net income for the period	(0.9)	13.2
Dividends paid to minority shareholders of subsidiaries	—	(3.4)
Changes in scope of consolidation(*)	(3.8)	(201.2)
Translation adjustments	(1.6)	0.7
Other movements	1.7	(0.4)

End of the period	28.7	33.3

(*)
The changes in minority interests primarily results from the acquisition of the remaining 49% in Oleina Holding in February 2002 (EUR (4.7) million) in September 2002, and the sale of the Koipe Group in December 2001 (EUR (201.0) million).

Note 15—Provisions for risks and charges

        Provisions for risks and charges are comprised of:

(in EUR millions)	September 30, 2002	December 31, 2001
Provision for retirement and other post-employment benefit obligations	16.7	10.7
Provision for restructuring costs	4.6	3.0
Other provisions for risks and charges	62.4	21.7

Total	83.7	35.4

        Other provisions for risk and charges primarily comprise provisions for claims and litigation, and provisions for maintenance costs, related to the Cereol Group's operations in North America. The principal change between December 31, 2001 and September 30, 2002 corresponds to the recording of a EUR 40 million provision in respect of the Ducros arbitration (Note 15.c.(i)).

a)    Retirement benefits, termination benefits, medical care, life insurance and other post-employment benefit obligations

        An actuarial valuation of defined benefit pension and post-employment benefit obligations has been performed for all plans of the Company with more than 20 participants. Standard actuarial assumptions and methods have been used in these valuations, and all actuarial valuations are performed with the assistance of external consultants. The assumptions and methods applied are similar to International Accounting Standards. The following table presents the results of the valuation of Group commitments at September 30, 2002 performed by an independent expert.

(in EUR millions)	Fair value of plan assets	Present value of the obligation	Financial position Surplus/(Deficit)
Retirement benefits	89.8	128.9	(39.1)
Post-employment medical care and life insurance	—	19.2	(19.2)
Other long-term benefits	—	1.5	(1.5)
Termination benefits (Italy)	—	4.9	(4.9)

Total	89.8	154.5	(64.7)

        In accordance with the accounting policy for:

  •
  retirement benefits,

  •
  post-employment medical care and life insurance,

  •
  termination benefits for the Italian companies,

        Experience gains and losses and the effects of changes in retirement benefits are not immediately recognized on the balance sheet.

        For these plans, experience gains and losses outside a corridor of 10% are amortized over the expected average remaining service lives of existing employees and any plan changes are accounted for over the vesting period.

        Unrecognized gains and losses and accrued benefit liabilities are comprised of the following:

(in EUR millions)	Unrecognized gains/(losses)	Assets/(liabilities)
Retirement benefits	(41.6)	2.5
Post-employment medical care and life insurance	(1.5)	(17.7)
Other long-term benefits	—	(1.5)
Termination benefits (Italy)	—	(4.9)

Total	(43.1)	(21.6)

        Accrued liabilities at September 30, 2002, in the amount of EUR 21.6 million, include EUR 16.7 million for retirement and other post-employment benefits and EUR 4.9 million for termination indemnities payable to employees in Italy (TFR). Although called a "provision for termination indemnities", this amount of EUR 4.9 million is included in long-term operating liabilities because of its irreversible nature.

        The average annual actuarial rates used are the following:

September 30, 2002
•Discount rate	6.90%
•Future increase in salaries	4.43%
•Increase in initial medical costs	10.00%
•Increase in final medical costs	4.50%
•return on plan assets	5.75% to 8.25%

        These rates correspond to the weighted-average rates used to make each valuation, based on the present value of obligations.

b)    Restructuring

        Restructuring provisions at September 30, 2002, in the amount of EUR 4.6 million, can be analyzed as follows (in EUR millions):

(in EUR millions)	September 30, 2002	December 31, 2001
CanAmera Foods	2.5	—
Cereol N Rt Magyarorszag	1.0	—
Cereol Italy	0.5	1.0
Olmhüle	0.6	—
DOEP	—	1.8
Other	—	0.2

Total	4.6	3.0

c)    Claims and litigation in progress

(i)
Ducros S.A. and its subsidiaries ("Ducros") were sold to McCormick France SAS by the former Eridania Béghin Say on August 31, 2000 for EUR 419.2 million. Pursuant to provisions related to a purchase price adjustment provided for in the Ducros sale agreement, McCormick Inc., acting on behalf of McCormick France SAS notified Eridania Béghin-Say on January 5, 2001 that they intended to invoke the purchase price adjustment clause. The amount of the purchase price adjustment as claimed by McCormick Inc. was EUR 155.5 million.

          The terms of the June 30, 2001 demerger agreement between the former Eridania Beghin Say and the Company provide that the Company is liable for any claims pursuant to the Ducros purchase price adjustment clause. The former Eridania Béghin Say and its advisors disputed the purchase price adjustment as determined by McCormick Inc. maintaining that the notification presented was invalid and the amount claimed was unsubstantiated. Based upon the terms of the Ducros sale agreement, disputes related to the purchase price adjustment are to be settled by an arbitration procedure.

          In March 2001, after the commencement of arbitration proceedings related to the price adjustment, Eridania Béghin-Say applied to the International Chamber of Commerce Arbitration Board to have McCormick's claim declared null and void. In a notice dated June 28, 2001, the Nîmes Court of Appeal suspended the accounting arbitration procedure pending a final decision from the International Chamber of Commerce Arbitration Board.

          On July 1, 2002, the International Chamber of Commerce Arbitration Board delivered a partial decision subject to exequatur recognition in France, supporting the validity of the notice presented by McCormick on January 5, 2001. Subsequent to that decision, the Company recorded a provision in the amount of EUR 40 million, which reflects the current best estimate of probable settlement.

          Pursuant to the Company's request, on October 8, 2002, the replacement of the accounting arbitrator was confirmed by the Nanterre Commercial Court. The Company and McCormick, as part of the arbitration process, must agree to the appointment of a new accounting arbitrator. If the parties fail to agree on a replacement, by their request, the President of the Paris Commercial Court may be asked to do so.

          The Federal Court of Lausanne temporarily suspended execution of the partial decision of the International Chamber of Commerce Arbitration Board of July 1, 2002.

          On October 30, 2002, the Federal Court of Lausanne decided not to confirm the suspension and then rejected the administration law claim on a rule of procedure presented by Cereol. The motivations of the decision are not known yet. Further to the decision of the Federal Court of Lausanne, McCormick Inc. and McCormick France SAS filed a claim before the Commercial Court of Paris for appointment of a new accounting arbitration. A hearing has been rescheduled for January 7, 2003.

          McCormick Inc. and McCormick France SAS have opposed the spin-off of Eridania Béghin-Say. These proceedings include the four demerged companies of Eridania Béghin-Say: Béghin-Say S.A., Cereol S.A., Cerestar S.A. and Provimi S.A. These proceedings will be pleaded before the Commercial Court on January 26, 2003.

          Without predicting the outcome of various disputes in progress, the Company is vigorously defending itself against the McCormick claim related to the purchase price adjustment and considers the claim related to the demerger to be unfounded and without legal merit.

(ii)
On April 15, 2002, an arbitration procedure commenced between Cereol Holding B.V., a wholly-owned subsidiary of Cereol S.A., and Ildom Ltd. concerning the price of the 49% stake in the Swiss company Oleina Holding sold by Ildom Ltd. to Cereol Holding B.V. on February 28, 2002. In consideration for the sale, Cereol Holding BV paid an advance of USD 27 million (EUR 31.0 million), adjustable upwards or downward depending on the outcome of the arbitration procedure and issued a USD 12 million (EUR 14 million) bank guarantee in favor of Ildom Ltd.

(iii)
Proceedings related to asbestos risk related to Lesieur, a wholly owned subsidiary of the Company, are currently pending. Certain Lesieur employees at the facilities in France have made claims for disability pensions from the French social security administration relating to illnesses potentially connected to asbestos exposure at the facilities. However, it is difficult to assess whether any potential liability exists. The Company does not expect that any liability that may result would have a material adverse effect on its financial position or its results.

(iv)
To the best of the Company's knowledge, no other exceptional events, litigation or claims are pending or in progress that would be likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 16—Long-term debt

        Long-term debt is comprised of the following:

(in EUR millions)	September 30, 2002	December 31, 2001
Bonds FRF(i)	148.3	152.4
Bonds EUR—FRF	—	228.7
Credit facilities(ii)	491.2	653.9
Accrued interest	4.7	22.2

Total	644.2	1,057.2

(i)
These bonds were initially issued by the former Eridania Béghin-Say S.A. in January 1995. They bear interest at 8.7% and mature in 2005.

(ii)
The credit facilities provide the Company access to borrowing up to approximately EUR 1,153.0 million. These credit facilities mature between 2003 and 2004.

a)    Analysis by maturity

(in EUR millions)	Bonds	Other borrowings	At September 30, 2002
Less than one year	—	463.0	463.0
One to five years	148.3	32.9	181.2
More than five years	—	—	—

Total	148.3	495.9	644.2

b)    Net indebtedness

•      Calculation method

(in EUR millions)	September 30, 2002	December 31, 2001
Borrowings	644.2	1,057.2
Cash and marketable securities(*)(**)	(94.6)	(246.6)

Total	549.6	810.6

(*)
Excludes treasury shares in the amount of EUR 3.3 million at September 30, 2002 and EUR 3.2 million at December 31, 2001.

(**)
Excludes shares in the Chicago Board of Trade in the amount of EUR 1.3 million at September 30, 2002.

•      Sensitivity

        On the basis of net indebtedness at September 30, 2002 and the breakdown between fixed rate and floating rate debt, as detailed below, a one hundred basis point generalized change in interest rates associated with the Company's principal borrowing currencies would have an impact of approximately EUR 3.5 million on net financial expense.

        This calculation does not take into account purchased interest rate caps, which significantly reduce the Company's exposure to interest rate increases (see Interest Rate Risk table below).

•      Interest rate risk

        The following table presents the fixed and floating rate net indebtedness by currency, net of the impact of foreign currency swaps at September 30, 2002.

		Fixed rate
Currency (after currency swaps)	Floating rate(1)	Less than one year	One to five years	More than five years	Average fixed rate	Net indebtedness	Fair value
	(in EUR millions)
Euro	(263.2)	—	—	—	—	(263.2)	(263.2)
USD	515.3	15.2	202.8	—	5.50%	733.3	744.3
Other(2)	79.5	—	—	—	—	79.5	79.5

Total	331.6	15.2	202.8	—	—	549.6	560.6

(1)
Including EUR 253.6 million (USD 250 million) hedged by USD caps.

(2)
Primarily PLN and HUF.

        The difference between the book value and fair value of net indebtedness mainly results from unfavorable positions on certain USD swaps where the Company pays a fixed rate of close to 5.50%.

        The fair value of fixed rate borrowings, interest rate swaps and options represents the amount that the Company would receive or pay to unwind the outstanding contracts at the period-end, based on current interest rates.

        The following table presents the fixed and floating rate net indebtedness by currency, net of the impact of foreign currency swaps at December 31, 2001.

		Fixed rate
Currency (after currency swaps)	Floating rate(1)	Less than one year	One to five years	More than five years	Average fixed rate	Net indebtedness	Fair value
	(in EUR millions)
Euro	(236.0)	—	—	—	—	(236.0)	(236.0)
USD	660.0	—	226.6	—	5.70%	886.6	898.5
Others(2)	160.0	—	—	—	—	160.0	160.0

Total	584.0	—	226.6	—	—	810.6	822.5

(1)
Including EUR 284 million (USD 250 million) hedged by USD caps.

(2)
Primarily PLN and HUF.

        The difference between the book value and fair value of net indebtedness mainly results from unfavorable positions on certain USD swaps where the Company pays a fixed rate close to 5.70%.

        The fair value of fixed rate borrowings, interest rate swaps and options represents the amount that the Company would receive or pay to unwind the outstanding contracts at the year-end, based on current interest rates.

Note 17—Other liabilities

        Other liabilities are comprised as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Other operating payables	37.6	67.5
Amounts due to suppliers of fixed assets	2.9	3.6
Taxes payable	32.3	50.6
Other payables	17.0	40.3

Total	89.8	162.0

Including:
Due in less than one year	85.0	155.1
Due in one to five years	—	0.1
Due in more than five years	4.8	6.8

Note 18—Research and development expenses

        Research and development expenses amounted to EUR 2.8 million and to EUR 4.4 million for the period ended September 30, 2002 and the year ended December 31, 2001, respectively.

Note 19—Financial expense, net

        Net financial expense is comprised as follows:

(in EUR millions)	September 30, 2002	September 30, 2001 (Unaudited)	December 31, 2001
Financial income
Foreign currency exchange gains	4.3	2.8	13.8
Interest income	13.9	3.4	5.4
Other financial income	8.6	40.8	41.6
Financial expense
Foreign currency exchange losses	(23.2)	(9.5)	(13.0)
Interest expense	(33.9)	(57.8)	(77.3)
Other financial expenses	(2.9)	(32.4)	(35.4)

Total	(33.2)	(52.7)	(64.9)

        Foreign currency exchange losses relate primarily to subsidiaries in the United States, Poland and Romania.

Note 20—Non-recurring income (expense), net

        The following amounts comprise non-recurring income (expense), net:

(in EUR millions)	September 30, 2002	September 30, 2001 (Unaudited)	December 31, 2001
Capital gains on asset sales	28.8	0.1	24.8
Restructuring program costs	(2.1)	(0.6)	(1.6)
Other expenses—net	(43.8)	(20.7)	(17.1)

Total	(17.1)	(21.2)	6.1

        In the period ended September 30, 2002, capital gains on asset sales include the EUR 29.3 million gain on divestment of the Carapelli Group. Other expenses for the period ended September 30, 2002, include a EUR 40.0 million charge to provisions in respect of the Ducros dispute.

        In the year ended December 31,2001, capital gains on asset sales include the EUR 24.1 million gain on divestment of the Koipe Group. Other expenses for the year ended December 31,2001, include EUR 6.8 million related to fees associated with the spin-off from Eridania Béghin-Say.

Note 21—Corporate income taxes

a)    Income tax analysis

        Pre-tax income consists of:

Pre-tax income	September 30, 2002	September 30, 2001 (Unaudited)	December 31, 2001
	(in EUR millions)
Domestic	(36.0)	16.1	49.8
Foreign	101.0	39.4	91.9

Total	65.0	55.5	141.7

        Tax benefit (expense) consists of:

Corporate income taxes	September 30, 2002	September 30, 2001 (Unaudited)	December 31, 2001
	(in EUR millions)
Current
-Domestic	(11.4)	(4.8)	(26.5)
-Foreign	(18.6)	(18.0)	(21.9)
Total current tax expense	(30.0)	(22.8)	(48.4)
Deferred
-Domestic	7.4	0.9	(1.4)
-Foreign	5.5	6.5	(6.1)
Total deferred benefit (expense)	12.9	7.4	(7.5)

Total income tax benefit (expense)	(17.1)	(15.4)	(55.9)

        The income tax expense (including deferred taxes) in France includes the French extraordinary tax surcharge instituted in 1995 and the new "social contribution" of 3.3% instituted on January 1, 2001. The cumulative impact of these contributions was EUR 0.4 million at September 30, 2002. The income tax charge in Italy includes the "IRAP" tax, recognized in accordance with recommended accounting practice, for an amount of EUR 0.9 million at September 30, 2002.

b)    Effective tax rate analysis

        The effective tax rate for the period ended September 30, 2002 was 26.3%, analyzed as follows:

	%	September 30, 2002%		December 31, 2001
		(in EUR millions)		(in EUR millions)
Legal tax rate in France	33.3	21.7	33.3	46.5
French temporary surtax		0.5		2.8
Effect of lower tax rates in foreign countries		(2.6)		(5.6)
Permanent differences		(2.0)		10.8
Non-recurring items included in current tax		—		(9.7)
Tax losses and tax credits used		(10.0)		—
Items taxed at reduced rates		(8.1)		(6.3)
Unrecognized tax loss carryforwards		17.3		17.4
Other		0.3		—

Effective tax rate	26.3	17.1	40.0	55.9

c)    Deferred tax assets and liabilities

•      Deferred tax assets

        Deferred tax assets are comprised as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Recognized tax loss carryforwards	13.9	13.8
Provisions for retirement and other post-employment benefits	3.7	3.9
Other differences	6.0	15.8

Total	23.6	33.5

        Unrecognized tax loss carryforwards, in the amount of EUR 26.7 million at the end of September 2002, relate primarily to subsidiaries in Eastern Europe.

•      Deferred tax liabilities

        Provisions for deferred taxes, in the amount of EUR 143.0 million, primarily correspond to differences between the book value of fixed assets and their tax basis. The total breaks down as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Differences between book and tax value on tangible assets	123.0	135.1
Other differences	20.0	14.5

Total	143.0	149.6

d)    Tax losses carried forward maturity

        The total of recognized and unrecognized basis of tax loss carryforwards amounts to EUR 430.4 million. The maturity schedule of expiration of such tax loss carryforwards breaks down as follows:

(in EUR millions)	2003	2004	2005	2006	2007	2007	Total
Tax losses carryforwards	2.4	15.4	1.7	30.1	26.5	354.3	430.4

Note 22—Earnings per share

        At December 31, 2001 and September 30, 2002, the Company's share capital comprised 25,668,609 shares with a par value of EUR 1 each. The average number of shares outstanding in 2001 was 25,668,609. Basic earnings per share is calculated by dividing net income by the average number of shares outstanding.

        In accordance with the authorizations given at the Annual General Meetings, the Board of Directors has granted stock options to certain officers of the Company. These options are exercisable for Cereol shares purchased on the market for this purpose.

        At January 1, 2002, the Company held 145,200 Cereol S.A. shares. Following the exercise of 1,000 options on June 5, 2002 the Company held 144,200 of its own shares at September 30, 2002. These shares are carried in the balance sheet under "Marketable securities" and are being held for allocation on exercise of stock options. The option exercise price is EUR 26.20 per share.

        Based on net income for the year ended December 31, 2001 of EUR 70.5 million, basic and diluted earnings per share is EUR 2.75. Based on net income for the period ended September 30, 2002 of EUR 45.4 million, basic and diluted earnings per share is EUR 1.77.

Note 23—Segment information

a)    By business segment

(in EUR millions)	Food Oils Europe	North American Processing	Specialty Products	Other	Total
September 30, 2002
Sales	2,216.2	1,186.3	174.2	1.5	3,578.2
Operating income	107.8	16.8	6.7	(16.0)	115.3
Capital expenditure	30.5	30.6	16.5	—	77.6
Long-lived assets	513.5	407.1	220.3	2.7	1,143.6
December 31, 2001
Sales	3,502.1	1,447.5	228.1	0.9	5,178.6
Operating income	168.1	25.4	16.0	(9.0)	200.5
Capital expenditures	34.9	23.5	30.4	1.3	90.1
Long-lived assets	527.5	380.9	251.6	4.2	1,164.2
September 30, 2001 (unaudited)
Sales	2,636.9	1,068.1	167.7	0.6	3,873.3
Operating income	121.8	4.6	8.1	(5.1)	129.4

b)    By geographical area (by country of destination)

(in EUR millions)	France	Other EU countries	Other European countries	North America	Rest of world	Total
September 30, 2002
Sales	503.6	1,305.7	437.7	1,270.5	60.7	3,578.2
Long-lived assets	253.3	144.9	171.1	574.3	—	1,143.6
December 31, 2001
Sales	639.1	2,289.3	561.6	1,578.6	110.0	5,178.6
Long-lived assets	267.2	151.9	178.4	566.7	—	1,164.2
September 30, 2001 (unaudited)
Sales	494.5	1,716.5	407.1	1,175.9	79.3	3,873.3

Note 24—Guarantees and other off-balance sheet commitments

	September 30, 2002		December 31, 2001
(in EUR millions)	Contract value	Fair value	Contract value	Fair value
Guarantees and counter-guarantees given on behalf of third parties	61.6	61.6	122.1	122.1
Guarantees received from third parties	22.5	22.5	19.3	19.3
Debts guaranteed	88.2	88.2	91.8	91.8
Commodities purchase commitments	722.0	734.0	976.1	955.0
Commodities sale commitments	1,024.0	1,057.0	1,395.1	1,395.6
Reciprocal commitments(a) (interest rate and currency hedges)	1,443.0	1,450.0	1,959.1	1,956.3
Other Commitments(b)	253.6	253.6	283.7	283.7

a)    Reciprocal commitments at September 30, 2002:

	Reciprocal commitments
	(in EUR millions)%
Interest rate hedges (see Note 16—Interest rate risks)	366.5	25%
Forward exchange transactions (sale and purchase)	592.5	41%
Currency swaps	484.0	34%

Reciprocal commitments	1,443.0	100%

  •
  Forward foreign exchange transactions (sale and purchase contracts) are used to hedge values of future commercial transactions (generally with maturities of less than one year). The Company's businesses generated currency risks for an amount representing approximately 12% of consolidated net sales. The majority of these risks are recurrent and consequently known and managed before actual invoicing.

    On the basis of September 30, 2002 exchange rates, termination of these hedges of currency risks on commercial transactions would generate a positive impact of EUR 0.2 million.

  •
  Currency swaps are related to the financing by the Company of foreign subsidiaries with maturities between one and three months.

b)    Other commitments at September 30, 2002:

        Purchases of interest rate caps in USD (hedge against increases in interest rates).

        Commitments also include a put option granted by Cereol S.A., as follows:

  •
  As authorized by the Board of Directors on June 26, 2001 and signed on June 29, 2001 between Cereol S.A., Eridania Béghin-Say, Cereol Holding B.V., Polska Oil Investment B.V. and EBRD (European Bank for Reconstruction and Development), whereby Cereol S.A. has taken over all the rights and obligations of EBS under the December 1, 1997 shareholders' pact between EBS, Cereol Holding B.V., Polska Oil Investment B.V. and EBRD.

  •
  Under the terms of the shareholders' pact, EBRD has an option to sell all of its shares of Polska Oil Investment B.V. to Cereol S.A. between June 3, 2003 and June 3, 2005. Based on estimates at September 30, 2002, the exercise of this option would not have a material impact on the financial position or assets and liabilities of the Company.

        At September 2002, minimum rental commitments under all capital leases and operating leases for future years are as follows:

(in EUR millions)	Capital leases	Operating leases
2003	0.3	26.7
2004	0.6	29.2
2005	0.3	25.4
2006	—	22.7
2007	—	12.0
Thereafter	—	39.0

Total minimum lease payments	1.2	155.0

Less amounts representing interest	(0.1)

Present value of net minimum lease payments	1.1

Note 25—Other information about financial instruments used by the Company

        A summary of financial instruments outstanding at September 30, 2002, and their maturities, is as follows:

Interest rate hedges	Less than one year	One to five years	More than five years	Total
	(in EUR millions)
Balance sheet
Financial assets	94.6	—	—	94.6
Financial liabilities	463.0	181.2	—	644.2
Interest rate hedges	167.2	199.3	—	366.5
Options	253.6	—	—	253.6

Note 26—Management compensation

(in EUR millions)	September 30, 2002
Board of Directors	0.6
Management	1.4

        Management compensation includes all direct and indirect compensation paid by the Company in 2002.

        Financial information at September 30, 2001 is not available due to the fact that Cereol S.A. has been legally formed in July 2001.

        During 2001, the Board of Directors used the shareholder authorization given at the Extraordinary General Meeting of June 30, 2001, to grant 111,000 stock purchase options to the 9 members of the Executive Committee at an exercise price of EUR 26.20.

Note 27—Payroll expense and number of employees (unaudited)

(in EUR millions)	September 30, 2002 (Unaudited)	September 30, 2001 (Unaudited)	December 31, 2001 (Unaudited)
By type of expense
Wages and salaries	151.5	157.1	258.9
Pension contributions	10.8	14.4	1.4
Other payroll taxes	37.1	33.0	12.7

Total	199.4	204.5	273.0

Number of employees at September 30, 2002 and December 31, 2001 by category

	September 30, 2002 (Unaudited)	September 30, 2001 (Unaudited)	December 31, 2001 (Unaudited)
Senior management	68	72	77
Other managers	584	758	552
Office staff/supervisors	1,655	1,983	1,687
Plant workers	3,531	3,865	3,429

Total	5,838	6,678	5,745

Number of employees at September 30, 2002 and December 31, 2001 by business segment

	September 30, 2002 (Unaudited)	September 30, 2001 (Unaudited)	December 31, 2001 (Unaudited)
Food Oils Europe	3,696	4,878	3,958
North American Processing	1,388	1,392	1,160
Specialty Products	745	383	618
Other	9	25	9

Total	5,838	6,678	5,745

Note 28—Related party transactions

        Transactions in the ordinary course of business are as follows:

(in EUR millions)	September 30, 2002	December 31, 2001
Trade receivable—net	4.1	5.2
Other receivable—net	0.1	0.4
Financial borrowings	0.8	0.1
Trade payables	2.5	8.4
Other liabilities	—	30.9
Net sales	24.5	33.4
Other operating revenues	2.1	3.7
Purchases	(49.6)	(55.1)
Other operating charges	(18.7)	(30.0)
Financial income (expense) net	—	(3.3)

        At December 2001, the amount of EUR 30.9 million included in other liabilities is primarily related to the capital lease of operating assets from Cerestar Italy to Cereol Italy. The terms of the lease provide that Cereol Italy can lease the operating assets including building and equipment for a period of 5 years from the date of the spin-off. During the first semester of 2002, Cereol Italy purchased such operating assets for an amount of EUR 30 million. Cerestar Italy was the Company's sister company, owned at approximately 54.69% by Edison in 2001.

        The purchases relate principally to acquisition of seeds and oilseeds from Saipol, an equity investee of the Company. Other operating charges relate principally to the payments to Saipol for the leasing of four plants in France.

Note 29—Subsequent events

        On July 22, 2002, Bunge Limited, through its wholly-owned subsidiary Bunge Investments France S.A.S., entered into an agreement with Edison SpA, a European publicly-traded entity to acquire Edison SpA's 54.69% interest in the Company. The transaction was consummated on October 15, 2002. Subsequent to the acquisition of Edison SpA's shareholdings, and pursuant to French law, Bunge Investments France S.A.S. extended a share purchase offer to the remaining shareholders of the Company. On November 28, 2002, the offer to purchase the residual outstanding shares of the Company expired. As of December 4, 2002, the consummation date of the extended purchase offer, Bunge Limited and its subsidiaries hold 97.38% of the share capital and voting interests in the Company.

        On November 26, 2002, Cereol S.A. and Sofiprotéol S.A. signed a memorandum of understanding related to the sale of the Company's shares in its subsidiary Cereol Participations S.A. to Saipol S.A., for a cash consideration of EUR 181 million. Saipol is jointly owned by the Company and Sofiproteol S.A., in the ratio of 33.3% and 66.7% respectively. The most significant assets of Cereol Participation relate to oilseed processing businesses in France and the Lesieur S.A. subsidiary which sells bottled oils and related products under its own brand.

        On August 26, 2002, Cereol signed an agreement with Ösat, its partner in the Ölmühle Bruck joint venture, in order to acquire Ösat's 50% share in Ölmühle Bruck for a price of EUR 2.4.

        On November 4, 2002, the Company signed an agreement to become the major shareholder in Kaliakra, a Bulgarian company specialized in the crushing of oilseeds, refining and packaging of vegetable oils and margarine production, for a price of EUR 7.7.

Note 30—Summary of differences between accounting principles followed by the Company and US GAAP

        The consolidated financial statements of the Company have been prepared in accordance with French generally accepted accounting principles ("French GAAP") which differ in certain important respects from generally accepted accounting principles in the United States of America ("US GAAP"). The principal differences between French GAAP and US GAAP as they relate to the Company are discussed in further detail hereafter, and the related adjustments are shown in the reconciliations set forth in Note 31.

a)    Basis of presentation under French GAAP

        The balance sheet at January 1, 2001 presents the assets and liabilities of the legal entity Cereol S.A. and its subsidiaries, which was formed in conjunction with the spin-off described in Note 1. The assets and liabilities are presented as if carved out of the consolidated balance sheet of Eridania Béghin-Say on January 1, 2001, in accordance with French GAAP and following the approval of the Commission des Operations de Bourse in Paris, France. As agreed by the Commission des Operations de Bourse, and applying accounting principles based upon the purchase method of accounting for business combinations under French GAAP, the historical carrying values of the assets and liabilities contributed by Eridania Béghin-Say have been adjusted as a result of independent appraisals of the values of the underlying businesses using discounted cash flow analyses and other valuation techniques. The effects resulting from the carve-out have been reflected in shareholders' equity under French GAAP at January 1, 2001.

        Under US GAAP, the formation of the Company would have been recorded based on the historical carrying values as reported by Eridania Béghin-Say immediately prior to the spin-off, as all of the spun-off Eridania Béghin-Say entities remained under common control subsequent to the spin-off. The financial statements of the Company, giving effect to transfers of assets between Eridania Béghin-Say-controlled entities, would be presented in a manner similar to that required in a pooling of interests, with changes regarding inclusion or exclusion of certain assets, liabilities or businesses resulting from the spin-off reflected in opening equity as dividends or additional paid in capital, based on historical US GAAP-adjusted book value.

        As described in Note 3(b), the Company disposed of certain businesses during 2001 and 2002. The post spin-off carrying values of the Company's businesses have been restated to reflect the US GAAP cost basis of assets and liabilities as described above. The effect of the restatement of the post spin-off French GAAP cost basis of these businesses has resulted in a reduction of the reported gains on disposal of those businesses by EUR 35.4 million and EUR 1.6 million for the year ended December 31, 2001 and the nine month period ended September 30, 2002, respectively. The effects of such adjustments are included in the reconciliation of net income and shareholders' equity (Note 31) for the periods described above in the line item, "Effects of restating the spin-off to historical cost."

b)    Differences in accounting for business combinations

•      Allocation of purchase price to assets and liabilities acquired

        Under French GAAP, the allocation of purchase price to assets and liabilities acquired in a business combination may be adjusted through the period of the second published annual accounts following the period of acquisition. In addition, liabilities may be established related to future restructuring plans related to the acquisition.

        For US GAAP purposes, the allocation period, defined as the period required to identify and quantify the assets acquired and liabilities assumed, is not to exceed one year from the date of consummation of the business combination, except where certain forms of contingent consideration are involved. Furthermore, provisions for restructuring plans contemplated at the time of acquisition can only be included in the purchase price allocation when certain conditions are satisfied, as set forth in Emerging Issues Task Force Issue 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, including finalization of a plan indicating specific identification of activities to be undertaken, and notifications to the affected employees. As a consequence of the above mentioned difference, the recorded amounts of goodwill and expenses differ under French GAAP and US GAAP.

•      Amortization of intangible assets

        Under French GAAP (as described in Note 6), certain identifiable intangible assets (e.g. brands) have not been amortized. Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142") all identifiable intangible assets were required to be amortized over their useful lives, not to exceed 40 years.

        Following the adoption of SFAS 142 on January 1, 2002, the Company's indefinite-lived intangible assets were no longer subject to amortization under US GAAP. However, these assets are required to be tested for impairment on an annual basis, based upon a comparison of the carrying value of the intangible asset and its fair market value.

•      Acquisition of minority interests

        Under French GAAP, fair values of acquired assets and liabilities are fully recognized following the acquisition of a controlling interest in a subsidiary, even where significant minority interests exist. Furthermore, upon the acquisition of outstanding portions of minority interest, differences between carrying value and acquisition price of minority interests purchased are considered additional goodwill or negative goodwill.

        Under US GAAP, fair value adjustments to acquired assets and liabilities are recognized only to the extent of the Company's percent ownership in the subsidiary. Minority interests are initially recorded at historical book values. The acquisition of outstanding portions of minority interests result in additional proportional fair value adjustments to the carrying values of acquired assets and liabilities at the date the incremental interest is acquired.

•      Goodwill relating to the acquisition of foreign subsidiaries

        Under French GAAP, goodwill relating to the acquisition of foreign subsidiaries, joint ventures and equity investments are translated in the Company's financial statements using a historical exchange rate. Under US GAAP, such goodwill is translated each period using the current exchange rate appropriate for the underlying investment, and the difference is recorded as translation adjustments within other comprehensive income.

•      Accounting for negative goodwill

        Under French GAAP, except for amounts specifically related to the spin-off of Eridania Béghin-Say, amounts related to the excess of the fair values of acquired net assets over the cost of the acquisition (i.e. negative goodwill), including acquisitions of minority interests, after being used to reduce noncurrent assets to zero, is charged to the income statement over a period not to exceed 40 years, or over the average remaining life of long-lived assets to which it relates.

        Under US GAAP, prior to adoption of SFAS 142, any amounts of negative goodwill were capitalized as a deferred credit, and amortized in accordance with the Company's goodwill amortization policies as a component of income from operations. No unamortized negative goodwill balances remained at January 1, 2002, the date of adoption of SFAS 142.

•      Options on shares of investees

        In connection with the Company's acquisitions of shares in certain investees, the related shareholder agreements contain written put options on shares owned by other co-investors. French GAAP does not require the valuation and recording of these options in the Company's accounts.

        Under US GAAP, pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, ("SFAS 133") these agreements are considered derivative instruments and are to be recorded at fair market value at the date of acquisition. Subsequent changes in fair value are recorded in earnings.

c)    Deferred income taxes

•      Accounting for deferred tax assets

        Under French GAAP, deferred tax assets, including those related to unused tax loss carryforwards, determined by taxable entity, are recognized at the time at which it is considered probable that the benefits can be effectively utilized.

        Under US GAAP, deferred tax assets including tax loss carryforwards are fully recognized, but are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. This conceptual difference between French and US GAAP did not give rise to a significant reconciling difference in the year ended December 31, 2001 or the nine-month periods ended September 30, 2002.

        French GAAP allows for the recognition of deferred taxes based upon the tax rate expected to be applicable at the date of recovery or settlement. Pursuant to Statement of Financial Accounting Standards 109 "Accounting for Income Taxes," US GAAP requires that deferred taxes are recognized based upon the enacted rate. This theoretical difference between French and US GAAP does not lead to a reconciling difference for the periods presented as in all instances, for purposes of French GAAP, the enacted rate was applied in the recognition of deferred income taxes.

•      Deferred income taxes on intangible assets identified on the acquisition of subsidiaries

        Under French GAAP, deferred income taxes on certain intangible assets acquired as part of business combinations accounted for by the purchase method were not recorded, and the related goodwill arising on the acquisitions of these subsidiaries was not increased by the amount of this deferred tax liability. Under US GAAP, a deferred tax liability is required to be provided for book-tax differences resulting from the initial recognition of identifiable intangible assets. The resulting increase in deferred tax liabilities would generate additional goodwill at the time of acquisition.

        Consequently, US GAAP deferred tax liabilities would have been increased by EUR 21.8 and EUR 29.3 at September 30, 2002 and December 31, 2001, respectively. US GAAP acquisition goodwill would have been increased by EUR 25.8 and EUR 33.3 at September 30, 2002 and December 31, 2001, respectively.

d)    Pension obligations

        In conjunction with the spin-off of Eridania Béghin-Say, the Company has elected to provide for the costs and liabilities related to substantially all of the Company's pension, post-employment, and post-retirement plans in accordance with French GAAP, which is substantially identical to IAS 19 "Employee Benefits."

        Under US GAAP, pension, post-employment, and post-retirement costs are to be accounted for in accordance with Statement of Financial Accounting Standards 87, "Employers' Accounting for Pensions", ("SFAS 87"), Statement of Financial Accounting Standards 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", ("SFAS 106"), and Statement of Financial Accounting Standards 112, "Employers' Accounting for Post-employment Benefits", ("SFAS 112"), respectively. Benefit obligations and costs as measured under these Statements are similar in most respects to benefit obligations and costs as determined by the Company under French GAAP, with the following exceptions:

  •
  Under French GAAP, amortization of differences between assumed actuarial returns on plan assets and fair value changes may be amortized or recognized immediately in earnings. Under US GAAP, the accumulated net gain or loss that has not been recognized as a component of periodic pension cost is amortized over the average remaining service period of active employees expected to receive benefits under the plan, provided the accumulated gains or losses exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets.

  •
  French GAAP does not include recognition of an additional minimum liability. Under US GAAP, an additional minimum liability is required for pension plans in which the accumulated benefit obligation is in excess of the fair value of plans assets, as defined in SFAS 87.

  •
  Under French GAAP, there is a limitation on the amount of net pension assets that can be recognized in the financial statements. Under US GAAP, no such limitation exists.

  •
  French GAAP does not provide specific accounting for "special" termination benefits. All termination benefits are recognized when the employer is demonstrably committed to pay. Under US GAAP, special termination benefits are recognized when employees accept the offer and the amount can be reasonably estimated; contractual termination benefits are recognized when it is probable that employees will be entitled and the amount can be reasonably estimated.

  •
  French GAAP requires recognition of prior service cost for vested rights; amortized over service to vesting date if non-vested. In addition to the foregoing, changes in benefit obligations are accounted for through the profit and loss accounts without amortization of gains and losses resulting from changes in actuarial assumptions. Under US GAAP, all prior service cost amounts and actuarial gains and losses are amortized.

        SFAS 87 requires that companies located outside the United States adopt the provisions of SFAS 87 for fiscal years beginning after December 15, 1988. Due to the significant period of time that has elapsed from the date when SFAS 87 would have been required to be adopted, the Company, as permitted, has adopted SFAS 87 on January 1, 2001. At the date of adoption, the Company's net transition obligation as compared to the Company's obligation recorded under French GAAP was not significant.

e)    Treasury stock

        Under French GAAP the cost of treasury share repurchases is included in investments in marketable securities. At December 31, 2001, the Company owned 145,200 of its own shares at a cost of EUR 3.3 million. At September 30, 2002 the Company owned 144,200 of its own shares at a cost of EUR 3.2 million. These shares have been recorded at cost, and have been included in the earnings per share calculations in accordance with French GAAP.

        Under US GAAP, treasury shares would have been deducted from shareholders' equity at cost of acquisition. Furthermore, these shares would not have been considered outstanding for purposes of the US GAAP earnings per share calculations. Accordingly, net outstanding shares would have been reduced by 57,533 shares for the year ended December 31, 2001, and 144,756 shares for the nine months ended September 30, 2002, representing the weighted-average impact of the treasury shares held by the Company during the periods.

f)    Marketable securities

        In accordance with French GAAP, the Company's policy is to value marketable securities and other equity securities at the lower of cost or market with any resulting unrealized losses recorded in the income statement. Under US GAAP, changes in fair value related to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders' equity. The Company did not have any investments in debt securities that were classified as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." ("SFAS 115"). The effects of the application of SFAS 115 were not significant for the year ended December 31, 2001 or the nine-month periods ended September 30, 2002.

g)    Equity method investments

•      US GAAP reconciliation

        The Company accounts for its equity method investments using net income as determined under French GAAP. Under US GAAP, the results of operations and financial position of these investees must be adjusted to be in accordance with US GAAP prior to the Company's recognition of its proportionate share in the income of the investee.

        These adjustments to present investees under US GAAP relate primarily to accounting for business combinations, gains arising from non-monetary transactions, reserves for restructuring and other provisions.

•      Proportional consolidation

        Certain non-controlling equity investments of the Company have been accounted for using the proportional method of consolidation under French GAAP. Under US GAAP these investments would be recorded using the equity method. The use of proportional consolidation has no effect on reported net income or shareholders' equity. Selected financial information of proportionally consolidated entities is provided in Note 32(b).

•      Depreciation period for goodwill that relates to equity investees

        Under French GAAP, the excess of the purchase price of equity investments over the historical net book value of the investment is classified as consolidated goodwill, and is amortized over 40 years.

        Under US GAAP, such differences between the purchase price and the net assets acquired would have been allocated to the corresponding underlying assets of the equity investees and amortized over their respective useful lives. The average amortization period of the underlying assets varies from 15 to 40 years.

        Following adoption of SFAS 142 on January 1, 2002, differences resulting from allocations to goodwill or indefinite-lived intangible assets of equity method investees are no longer amortized, but are tested for impairment in accordance with the provisions of APB Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock."

h)    Leases

        For French GAAP, as described in Note 2(h) all leases are considered operating leases, except for financing leases which transfer ownership at the end of the lease term.

        Under US GAAP, as required by Statement of Financial Accounting Standards 13 "Accounting for Leases," all lease arrangements which A) provide for transfer of ownership at the end of the lease term, B) contain a bargain purchase option, C) have a lease term of 75% or more of the useful life of the leased asset, or D) for which the present value of minimum lease payments is greater than or equal to 90% of the fair market value of the leased asset, are accounted for as capital leases. The related asset is capitalized and depreciated over its useful life, using the present value of the minimum lease payments over the life of the lease. Indebtedness is also recognized at the lease inception, and interest expense is recognized over the life of the lease.

i)    Impairment of long-lived assets

        Under US GAAP, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable; if these events or changes in circumstances indicate that such amount could not be recoverable, the Company estimates the future cash-flows expected to result from the use of the assets and their eventual disposition; if the sum of undiscounted future cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss for the difference between the carrying value of the asset and its fair value.

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standard 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). This standard required the Company to perform an initial assessment of the carrying values of goodwill and indefinite lived intangible assets. The results of the application of SFAS 142 are discussed in Note 31(r) below.

j)    Provisions

        Under French GAAP, the Company and its subsidiaries have recorded various provisions for risks and charges. Under US GAAP, these provisions have been reversed to the extent that they do not meet specific criteria of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies"("SFAS 5") for accrual under US GAAP at the balance sheet date. When the risk of loss was and is considered reasonably possible of occurrence under US GAAP, pursuant to SFAS 5, only disclosure of the contingent liability is appropriate.

k)    Interest rate and commodities derivative financial instruments entered into for hedging purposes

        Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, or the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not separately recorded on the consolidated balance sheet. The effect of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash.

        On January 1, 2001, the Company adopted Statement of Accounting Standards 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). SFAS 133 was effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognized immediately in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the income statement when the hedged item affects earnings. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, all changes in fair value are recognized immediately in earnings.

        Upon the adoption of SFAS 133 the Company recognized a negative cumulative transition effect of approximately EUR 1.4 million (net of tax benefits of EUR 0.9 million) related primarily to previously-designated hedging relationships in the United States. The Company, in general, has not historically designated its hedging relationships nor assessed hedge effectiveness as required by SFAS 133. As a result, for US GAAP purposes, all derivative instruments are marked to market with related changes in fair value recorded in earnings immediately.

l)    Marked to market inventories

        The Company has historically accounted for inventories and futures contracts by aggregating the various cost and fair market values of these components on a company-by-company basis and recording a provision to the extent that the aggregate value of an individual company's inventory and futures contracts are below related cost.

        For purposes of US GAAP, the Company has certain inventories that meet the conditions specified in ARB 43 for mark-to-market accounting. All other inventories are stated at historical cost.

        Exchange traded commodity inventories are recorded at fair market value as determined by quoted market prices on active commodities markets, with changes in fair value recorded as a component of cost of sales.

        The Company also uses various derivative instruments to manage commodities price risk related to certain of its raw materials and finished goods inventories. The Company has not historically designated these instruments as hedges of the underlying inventory positions. As a result, as required by SFAS 133, these derivative instruments have been recorded at fair value, with gains and losses recorded as a component of cost of sales.

m)  Capitalization of interest costs

        Under French GAAP, the Company was not required to capitalize interest on major capital projects.

        Under US GAAP, the estimated amount of interest incurred in connection with major capital projects is included in property, plant and equipment and depreciated over the lives of the related assets once the assets are placed into service. The amount of interest capitalized is determined by reference to the average interest rates on outstanding borrowings over the period of construction.

n)    Capitalization of start-up and other costs

        Under French GAAP, certain costs related to start-up of activities or operations, research and development, and organization costs have been capitalized and amortized over several periods (generally 5 years). In addition, French GAAP allows accrual for amounts of scheduled, anticipated repair, maintenance and plant overhaul costs.

        For purposes of US GAAP, Research and development costs are expensed as incurred based upon the requirements of Statement of Financial Accounting Standards 2 "Accounting for Research and Development Costs."

        In addition, pursuant, pursuant to the requirements of American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," all such amounts are to be expensed as incurred.

        Consequently, there is a timing difference in the expense recognition of the above mentioned items between French and US GAAP.

o)    Restructuring

        Until December 31, 2001, under French GAAP, restructuring liabilities are recorded in the period when decisions have been approved by the appropriate level of management. Starting January 1, 2002, French GAAP requires that restructuring liabilities are recorded when a restructuring plan has been announced to the relevant persons and the implementation of the plan has begun or has been programmed to begin in a short period of time.

        For purposes of US GAAP, Cereol has applied the provisions of SFAS No. 88 "Employers Accounting for Settlement and Curtailment of Defined Benefit Pension Plans and for Termination Benefits," and EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," ("EITF 94-3") in accounting for its employee redundancy and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and notification to the employees who are to be terminated. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Company. The foregoing creates a timing difference between (i) the recording of provisions of new French GAAP charges to the extent that such charges are not accrued for US GAAP purposes and (ii) restructuring charges recorded currently under US GAAP that were expensed or accrued for French GAAP purposes in a prior period.

p)    Gains on sales of investments

        As a result of the various accumulated effects of differences between carrying values of assets and liabilities under French GAAP versus under US GAAP, the reported amounts of gains and losses on sales of assets and businesses sold during 2001 and 2002 have been adjusted.

q)    Stock option plan

        As discussed in Note 4(a), subsequent to the spin-off from Eridania Béghin-Say, the Company maintained a stock option plan for certain employee groups. Under French GAAP, there are no accounting requirements to recognize expenses or liabilities under such plans. Under US GAAP, the Company's stock option plan is a fixed plan, as defined in APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). As such, compensation cost is measured using the intrinsic value method on the date that the number and price of the options is determinable. The effects of application of APB No. 25 were not significant for the year ended December 31, 2001 or the nine-month periods ended September 30, 2002 or 2001 (unaudited).

r)    Adoption of SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" under US GAAP

        In June 2001, the FASB issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets." SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. In addition, this statement further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after.) Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are required to be reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have an indefinite life should continue to be amortized over their useful lives. The Company was required to adopt SFAS 141 and SFAS 142 for its fiscal year beginning January 1, 2002.

        Upon adoption the Company performed an initial impairment assessment of the carrying values of historical goodwill as required by the transitional provisions of SFAS 142. This transitional impairment test consists of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value is found to exceed the estimated fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

        As a result of this initial assessment, the Company determined that the goodwill related to its Italian oilseed crushing and refining business was impaired, and should be written off. The Company recorded an impairment of approximately EUR 32.1 million related to this business, which has been classified as a cumulative effect of a change in accounting principle in the reconciliations of net income and shareholders' equity at September 30, 2002, and for the nine-month period then ended.

        For purposes of adopting SFAS 142, the Company's measurement of fair value was based on an evaluation of future discounted cash flows, as well as recently-performed valuation studies. This evaluation utilized the best information available to the Company, including reasonable and supportable assumptions and projections. Collectively, this evaluation was management's best estimate of projected future cash flows. The Company's discounted cash flow evaluation used various discount rates that correspond to the weighted-average cost of capital in the various countries and regions in which the Company operates.

        Prior to the Company's adoption of SFAS No. 142, goodwill and other intangible assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings and cash flows on an undiscounted basis over their useful lives.

Note 31—Reconciliation of French GAAP to US GAAP

        The following is a summary reconciliation of net income as reported in the consolidated income statements to net income as adjusted for the approximate effects of the application of US GAAP for the periods ended September 30, 2002, and December 31, 2001, and shareholders' equity, as reported in the consolidated balance sheets to shareholders' equity as adjusted for the approximate effects of the application of US GAAP at September 30, 2002 and December 31, 2001.

        The unaudited reconciliation of net income for the nine-month period ended September 30, 2001 is presented for comparative purposes.

A)    Reconciliation of net income

	September 30 2002 (Note 2.s)	September 30 2002 (9 months)	September 30 2001 (Unaudited) (9 months)	December 31 2001 (12 months)
	(In USD millions)		(in EUR millions)
Net income as reported in the consolidated income statements	44.8	45.4	31.9	70.5
a—Effects of restating the spin-off to historical cost	22.6	22.9	3.0	(48.7)
b—Business combinations	6.4	6.5	(4.8)	(6.4)
c—Deferred income taxes	—	—	2.2	3.0
d—Pension obligations	(5.9)	(6.0)	4.3	5.8
e—Treasury stock	—	—	—	—
f—Marketable securities	—	—	—	—
g—Equity method investments	(0.1)	(0.1)	(0.4)	(0.4)
h—Leases	0.3	0.3	0.3	0.4
j—Provisions	0.9	0.9	(1.5)	(1.3)
k—Derivative financial instruments	18.3	18.5	(6.5)	(10.0)
l—Marked to market inventories	(0.1)	(0.1)	(1.0)	(2.2)
m—Capitalization of interest costs	(0.1)	(0.1)	—	(0.1)
n—Capitalization of start-up and other costs	0.3	0.3	(1.1)	(1.5)
o—Restructuring	(1.1)	(1.1)	(1.9)	(2.6)
p—Gains on sales of investments	2.3	2.4	—	8.7

Total US GAAP adjustments before tax effects, minority interest and cumulative effect of change in accounting principles	43.8	44.4	(7.4)	(55.3)
Tax effects of the above US GAAP adjustments	(20.1)	(20.4)	(9.5)	(10.4)
Minority interest	0.3	0.3	1.2	1.9

U.S. GAAP income before cumulative effects of accounting changes	68.8	69.7	16.2	6.7
Cumulative effects of adopting SFAS 133 at January 1, 2001 (net of tax) (Note 30.k)	—	—	(1.4)	(1.4)
Cumulative effects of adopting SFAS 142 at January 1, 2002 (Note 30. r)	(31.7)	(32.1)	—	—

U.S. GAAP net income	37.1	37.6	14.8	5.3

B)    Reconciliation of shareholders' equity

	At September 30, 2002 (Note 2.s)	At September 30, 2002	At December 31, 2001
	(In USD millions)	(in EUR millions)
Shareholders' equity as reported in the consolidated balance sheets	979.7	991.7	956.2
a—Effects of restating the spin-off to historical cost	(124.3)	(125.8)	(146.0)
b—Business combinations	(23.4)	(23.7)	(22.7)
c—Deferred income taxes	(21.5)	(21.8)	(29.3)
d—Pension obligations	(1.7)	(1.7)	12.3
e—Treasury stock	(3.2)	(3.2)	(3.3)
f—Marketable securities	—	—	—
g—Equity method investments	2.9	2.9	3.0
h—Leases	0.7	0.7	0.4
j—Provisions	0.1	0.1	—
k—Derivative financial instruments	(1.2)	(1.2)	(24.2)
l—Marked to market inventories	3.3	3.3	2.9
m—Capitalization of interest costs	0.6	0.6	0.7
n—Capitalization of start-up and other costs	(2.6)	(2.6)	(3.1)
o—Restructuring	8.8	8.9	11.6
p—Gains on sales of investments	—	—	(6.2)

Total US GAAP adjustments before tax effects, minority interest	(161.5)	(163.5)	(203.9)
Tax effects of the above US GAAP adjustments	96.0	97.2	116.0
Minority interest	(1.0)	(1.0)	(3.8)

U.S. GAAP shareholders' equity before cumulative effect	913.2	924.4	864.5
Cumulative effect of adoption of SFAS 133 (net of tax) on January 1, 2001 (Note 30 k)	(1.3)	(1.3)	(1.4)
Cumulative effect of adoption of SFAS 142 on January 1, 2002 (Note 30 r.)	(31.7)	(32.1)	—

U.S. GAAP shareholders' equity	880.2	891.0	863.1

Note 32—Additional information

a)    US GAAP earnings per share and pro forma financial information

        Earnings per share information has not been presented for the year ended December 31, 2001 as the Company was not an independent company. The following pro forma financial information is presented as though the spin-off transaction occurred at January 1, 2001. The pro forma earnings per share calculations for the periods ended September 30, 2001 and December 31, 2001 have been calculated taking into effect weighted average common shares of the Company issued and outstanding since the date of the spin-off from Eridania Béghin-Say on July 1, 2001. Net income for purposes of determining the pro forma earnings per share for the periods ended September 30, 2001 and

December 31, 2001 consists of the net income as determined by the Company under French GAAP, as reconciled to US GAAP as described in Note 31.

        In accordance with SFAS 128, "Earnings per Share", basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common share outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares.

        The computation and reconciliation of basic and diluted earnings per share for the nine-month period ended September 30, 2002 prepared in accordance with US GAAP is as follows:

(in EUR millions, except share and per share data)	September 30, 2002 (9 months)	September 30, 2001 (Pro forma- unaudited) (9 months)	December 31, 2001 (Pro forma- unaudited) (12 months)
Numerator
U.S. GAAP income before cumulative effect of new accounting pronouncements	69.7	16.2	6.7
Cumulative effect of adopting SFAS 133 (net of tax)	—	(1.4)	(1.4)
Cumulative effect of adopting SFAS 142	(32.1)	—	—

Numerator for basic and diluted earnings per share	37.6	14.8	5.3

Denominator for basic and diluted earning per share (share amounts)
Weighted average common shares outstanding	25,523,853	25,628,609	25,611,076
Effect of dilutive securities:
Stock options	11,724	—	—

Denominator for diluted earnings per share adjusted weighted average shares	25,535,577	25,628,609	25,611,076

Basic earnings per share
Before cumulative effect of adopting new accounting pronouncement	2.73	0.63	0.26
Impact of cumulative effect of adopting SFAS 133 (net of tax)	—	(0.05)	(0.05)
Impact of cumulative effect of adopting SFAS 142	(1.26)	—	—

Basic earnings per share	1.47	0.58	0.21

Diluted earning per share
Before cumulative effect of adopting new accounting pronouncement	2.73	0.63	0.26
Impact of cumulative effect of adopting SFAS 133 (net of tax)	—	(0.05)	(0.05)
Impact of cumulative effect of adopting SFAS 142	(1.26)	—	—

Diluted earnings per share	1.47	0.58	0.21

        The pro forma weighted average diluted common shares outstanding for the period ended December 31, 2001, excludes the effect of approximately 147,400 stock options as these options had an exercise price in excess of the average market value during of the common stock for the period, and accordingly, would not have been dilutive.

b)    Combined information concerning proportionally consolidated entities

        In accordance with regulations of the US Securities and Exchange Commission with respect to the use of the proportionate method of consolidation, summarized financial information about the Company's shares of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to joint-ventures accounted for using the proportionate method of consolidation has been prepared under French GAAP for the periods ended September 30, 2002 and December 31, 2001, respectively.

(in EUR millions)	At September 30, 2002	At December 31, 2001
Balance sheet data
Long term assets	5.5	59.9
Current assets	12.4	78.6

Total assets	17.9	138.5

Total equity/(deficit)	(5.0)	70.8
Long term liabilities	6.6	11.0
Current liabilities(1)	16.3	56.7

Total shareholders' equity and liabilities	17.9	138.5

Income statement data
Net sales	179.8	425.1
Operating profit	—	(1.1)
Net income (loss)	(0.9)	(3.2)
Cash flow data
Cash flows from operating activities	9.7	11.2
Cash flows from investing activities	(1.3)	(4.1)
Cash flows from financing activities	(0.6)	(6.0)

(1)
Current liabilities include intercompany loans of EUR 10.6 and EUR 3.0 to Ölmühle Bruck, a 50% owned investee, at September 30, 2002 and December 31, 2001, respectively.

c)    Classification differences

•      Operating income

        Under US GAAP, certain items such as pension costs, net gains on disposal of fixed assets and investments and other non recurring provisions and costs classified as other income (expense) would be classified as part of the operating income. Additionally, goodwill amortization that relates to consolidated subsidiaries would also be classified as operating expense under US GAAP.

        Operating income based on US GAAP amounts and reclassifications would amount to approximately EUR 130.7 million and EUR 166.0 million at September 30, 2002 and December 31, 2001, respectively.

•      Equity method investments

        In the French GAAP financial statements, goodwill arising from the acquisition of equity investees is shown separately as part of the caption goodwill and amortization of such goodwill is shown separately in the consolidated income statement as part of the caption goodwill amortization. For US GAAP reporting purposes, goodwill arising from acquisition of equity method investees would be accounted for as part of the carrying amount of the investment under US GAAP, rather than being shown as goodwill on the balance sheet under French GAAP. This would increase the carrying amount of the equity investments and decrease goodwill by EUR 7.2 million and EUR 7.3 million at September 30, 2002 and December 31, 2001, respectively. Furthermore, goodwill amortization that relates to equity method investees would be accounted for as part of the share in net income of equity investees rather than being included in goodwill amortization as shown on the statement of operations under French GAAP. This would decrease the share in net income of equity investees by EUR 0.1 million and EUR 0.2 million at September 30, 2002, and December 31, 2001, respectively.

d)    Recently issued accounting pronouncements

•      SFAS 143 "Accounting for Asset Retirement Obligations"

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of asset retirement obligations be recognized as a liability when they are incurred and that the associated retirement costs be capitalized as a long-term asset and expensed over its useful life. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of SFAS 143 will have a significant effect on its financial position or results of operations.

•      SFAS 144 "Accounting for Impairment or Disposal of Long-Lived Assets"

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," addressing financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a significant impact on the Company's financial position and results of operations.

•      SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities"

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 are effective for any exit and disposal activities initiated after December 31, 2002.

•      FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

        In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This statement requires additional disclosures by guarantors about obligations under guarantees that it has issued. The statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees.

        The disclosure requirements of FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and the initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The Company has not determined the effect, if any, that the adoption of FIN 45 will have on its financial position, cash flows or results of operation.

e)    Summarized Financial Information

Summarized U.S. GAAP Consolidated Income Statement Data

(In EUR millions)	September 30, 2002 (9 months)	December 31, 2001 (12 months)
Revenue	3,411.1	4,763.5
Operating income	130.7	166.0
Financial expenses, net	(25.9)	(82.4)
Income tax provision	(36.6)	(64.1)
Income from continuing operations before minority interests and cumulative effect of new accounting pronouncements	68.2	19.5
Cumulative effect of adoption of SFAS 133 (net of tax)	—	(1.4)
Cumulative effect of adoption of SFAS 142	(32.1)	—

Net income	37.6	5.3

Summarized U.S. GAAP Consolidated Balance Sheets

(In EUR millions)	At September 30, 2002	At December 31, 2001
Intangible assets, net	64.5	69.9
Goodwill, net	172.5	217.4
Tangible assets, net	676.5	635.8
Deferred tax assets and tax loss carryforwards	171.1	198.1
Financial assets	74.4	134.1
Inventories	568.3	702.4
Trade receivables	390.5	417.1
Cash and cash equivalents	91.7	240.5
Other assets	124.3	127.4

Total assets	2,333.8	2,742.7

Shareholders' equity	891.0	863.1
Minority interests	29.7	36.3
Deferred tax liabilities	208.8	232.1
Provisions for contingencies and losses	95.1	41.3
Borrowings and long term debt	667.5	1,063.8
Trade payables	325.6	324.0
Other liabilities	116.1	182.1

Total liabilities and shareholders' equity	2,333.8	2,742.7

Comprehensive income

        The following information is presented under French GAAP:

(In EUR millions)	September 30, 2002 (9 months)	December 31, 2001 (12 months)
Net income	45.4	70.5
Other comprehensive income, net of tax
—changes in cumulative translation adjustments	6.6	(5.5)
Comprehensive income	52.0	65.0
Accumulated other comprehensive income, end of year Cumulative translation adjustments	1.1	(5.5)

Note 33—Scope of Consolidation—Major companies

	Headquarters	Country	French siren registration no.	% voting rights	% interest
Fully consolidated companies					Parent Company
Cereol S.A.	Neuilly-sur-Seine	France	330 339 169
Cereol Italia S.p.A.	Ferrare	Italy		100.00	100.00
Cereol Holding B.V.	Utrecht	Netherlands		100.00	100.00
Cereol Benelux B.V.	Utrecht	Netherlands		100.00	100.00
Cereol Deutschland GmbH	Mannheim	Germany		100.00	100.00
Cereol Participations S.A.	Neuilly-sur-Seine	France	457 208 619	100.00	100.00
Cereol Do Brazil	Sao Paulo	Brazil		100.00	100.00
Moyresa—Molturación y Refino	Madrid	Spain		100.00	100.00

Cereol Beteiligungs GmbH	Bruck	Austria		100.00	100.00
Cereol N. Rt Magyaroszag	Budapest	Hungary		100.00	100.00
Z. T. Kruszwica S.p.	Kruszwica	Poland		81.33	61.58
Novaol France S.A.S.	Neuilly-sur-Seine	France	382 028 579	100.00	100.00
Novaol S.r.l.	Ferrare	Italy		100.00	100.00
Novaol Austria	Vienne	Austria		100.00	100.00
Cereol International S.A.	Geneva	Switzerland		100.00	100.00
Cereol Softseeds S.A.	Geneva	Switzerland		100.00	100.00
Oleina S.A.	Geneva	Switzerland		100.00	100.00
Lesieur S.A.	Neuilly-sur-Seine	France	328 202 338	100.00	100.00
Cereol Trituration S.A.	Neuilly-sur-Seine	France	417 669 215	100.00	100.00
Oleina Holding S.A.	Geneva	Switzerland		100.00	100.00
Polska Oil Inv. B.V.	Utrecht	Netherlands		60.50	60.50
DOEP	Dniepropetrovsk	Ukraine		92.88	92.88
Oleina Distributors	Kiev	Ukraine		99.29	99.29
Suntrade	Kiev	Ukraine		100.00	100.00
S.C. Unirea S.A.	Iasi	Romania		80.98	80.98
Immobiliare Confini S.r.l.	Florence	Italy		100.00	100.00
Cereol Holding France S.A.	Thumeries	France	383 806 023	100.00	100.00
Cereol America, Inc.	Wilmington	USA		100.00	100.00
CSY Agri-Finance, Inc.	Wilmington	USA		100.00	100.00
Central Soya Company, Inc.	Indianapolis	USA		100.00	100.00
CSY Agri-Processing Deut. GmbH	Hambourg	Germany		100.00	100.00
CanAmera Foods	Oakville	Canada		100.00	100.00
Central Soya European Proteins	Aarhus	Denmark		100.00	100.00
CSY Holding, Inc	Wilmington	USA		100.00	100.00
SMRK II Acquisition Corporation	Wilmington	USA		100.00	100.00
Central Soya of Canada Ltd.	Toronto	Canada		100.00	100.00
Delphos Terminal Company, Inc.	Wilmington	USA		100.00	100.00
Sogip	Neuilly-sur-Seine	France	352 616 429	75.00	75.00
Central Soya European Proteins France	Neuilly-sur-Seine	France	420 683 401	100.00	100.00
Stern France	Tours	France	380 540 781	100.00	100.00
Stern Lecithin V. GmbH	Hambourg	Germany		100.00	100.00
Stern Lecithin & Soja GmbH & Co KG	Hambourg	Germany		100.00	100.00
Stern Italia	Milan	Italy		100.00	100.00
HCS Nut. Resources L.L.C.	Wilmington	USA		51.00	51.00
Central Soya Investment B.V.	Rotterdam	Netherlands		100.00	100.00
Proportionally consolidated companies
Ölmühle GmbH	Bruck	Austria		50.00	50.00
Eribins	Dublin	Ireland		25.00	25.00
Cereplus	Neuilly-sur-Seine	France	438 019 317	25.00	25.00
Companies accounted for by the equity method
Saipol	Paris	France	328 319 041	33.34	33.34
Solgesa	Ferrare	Italy		30.00	30.00
Universal Financial Services Ltd	St Charles	USA		50.00	50.00

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2003

BUNGE LIMITED
By:	/s/ WILLIAM M. WELLS Name: William M. Wells Title: Chief Financial Officer

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Alberto Weisser, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Bunge Limited (the "registrant"):

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a.
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b.
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c.
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

  a.
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b.
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ ALBERTO WEISSER Alberto Weisser Chief Executive Officer

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, William M. Wells, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Bunge Limited (the "registrant"):

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a.
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b.
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c.
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

  a.
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b.
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ WILLIAM M. WELLS William M. Wells Chief Financial Officer

Exhibit Index

Exhibit Number	Description
1.1	Memorandum of Association (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
1.2	Bye-laws, as amended and restated May 31, 2003
2.1	Form of Common Share Certificate (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
2.2	Shareholder Rights Plan dated as of August 1, 2001 (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
2.3
The instruments defining the rights of holders of the long-term debt securities of Bunge and its subsidiaries are omitted pursuant to Section 2(b)(i) of the Instructions as to Exhibits of Form 20-F. Bunge hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.
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
4.4	Loan Agreement dated May 17, 2001 between Bunge Limited and Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)
4.5	Security Agreement dated May 17, 2001 between Bunge Limited and Bunge International Limited (incorporated by reference from the Registrant's Form F-1 (No. 333-65026) filed July 31, 2001)

4.6
Second Amended and Restated Series 2000-1 Supplement, dated as of February 26, 2002, between Bunge Funding Inc, Bunge Management Services, Inc., as Servicer, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International", New York branch, as Letter of Credit Agent, JPMorgan Chase Bank, as Administrative Agent, The Bank of New York, as Collateral Agent and Trustee, and Bunge Asset Funding Corp., as Series 2000-1 Purchaser, amending and restating the First Amended and Restated Series 2000-1 Supplement, dated July 12, 2001 (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
4.7
First Amendment to Loan Agreement, dated as of October 16, 2001, and effective as of September 27, 2001, between Bunge Limited and Bunge International Limited, amending the Loan Agreement, dated May 17, 2001, which is filed as Exhibit 4.4 hereto (incorporated by reference from the Registrant's Form F-1 (No. 333-81322) filed March 12, 2002)
4.8
First Amended and Restated Revolving Credit Agreement, dated as of September 6, 2002, among Bunge Limited Finance Corp., as Borrower, the several lenders from time to time parties thereto, Credit Lyonnais Chicago Branch, as Co-Syndication Agent, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International," New York Branch, as Co-Syndication Agent and JPMorgan Chase Bank, as Administrative Agent
4.9	Revolving Credit Facility, dated October 15, 2002, among Cereol S.A., as Borrower, BNP Paribas, CCF, Société Générale, the banks referred to therein and BNP Paribas, as Facility Agent
4.10
Second Amendment to Loan Agreement, dated and effective as of March 17, 2003, between Bunge Limited and Bunge International Limited, amending the Loan Agreement dated May 17, 2001, which is filed as Exhibit 4.4 hereto
8.1	Subsidiaries of the Registrant
11.1	Code of Ethics of Bunge Limited, as amended and restated March 14, 2003
12.1	Certifications of Bunge Limited's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
12.2	Consent of Deloitte & Touche LLP

QuickLinks

TABLE OF CONTENTS PART I
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other Than Equity Securities
PART II
  Item 13. Default, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
BUNGE LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BUNGE LIMITED AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
BUNGE LIMITED Schedule II—Valuation and Qualifying Accounts
INDEPENDENT AUDITORS' REPORT
CEREOL S.A. CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS
CEREOL S.A. CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENTS
CEREOL S.A. CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF CASH FLOWS
CEREOL S.A. CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit Index